FILED PURSUANT TO RULE 424(B)3
REGISTRATION STATEMENT FILE NO. 333-71140

Proxy Statement and Prospectus of Genomic Solutions Inc.	Consent Solicitation of Cartesian Technologies, Inc.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

      The boards of directors of each of Genomic Solutions Inc. and Cartesian Technologies, Inc. have unanimously approved Genomic Solutions’ acquisition of Cartesian. We are very excited by the opportunities we envision for Genomic Solutions after the acquisition. We believe we will create greater stockholder value for Genomic Solutions by acquiring Cartesian. After the acquisition, Genomic Solutions will be able to offer a broader range of products. We believe this ability to offer a broader range of products will make Genomic Solutions more competitive after the merger. Each of our boards of directors unanimously recommends that its respective stockholders vote for the transaction.

     This transaction is in the form of a merger of Cartesian into a wholly-owned subsidiary of Genomic Solutions. In the merger, Cartesian stockholders will receive 4.16682 shares of Genomic Solutions common stock and cash in exchange for each share of Cartesian common stock. The aggregate distributable cash consideration will be equal to $2.5 million less certain non-trade payable debts and transaction expenses of Cartesian estimated to total approximately $1.7 million. This amount could change depending on the date of the closing of the merger which will affect both the payoff amounts of certain debts of Cartesian and the final amount of the non-reimbursable costs and expenses incurred in connection with the merger. The amount of cash to be distributed with respect to each of the 1,632,103 outstanding Cartesian shares is estimated to be between $0.47 and $0.49. This per share amount could vary further if any outstanding options to purchase Cartesian shares are exercised prior to the merger. Fractional shares will be paid in cash. Cartesian stockholders who properly exercise their dissenters’ rights will receive cash instead of shares if the merger is approved. Genomic Solutions stockholders will continue to hold their existing Genomic Solutions shares. Holders of Genomic Solutions common stock will not have dissenters’ rights.

     Approximately 6,800,679 shares of Genomic Solutions common stock will be issued to Cartesian stockholders in the merger, based on the number of shares of Cartesian common stock outstanding on September 28, 2001. If the merger occurs, Cartesian’s stockholders will own approximately 23% of Genomic Solutions common stock after the merger (assuming exercise of all outstanding options to purchase Cartesian stock or exercise of all replacement stock options issued in the merger which would result in Genomic Solutions issuing an aggregate of 7,250,000 shares of common stock in connection with the merger). Genomic Solutions’ current stockholders will own the remainder.

     Genomic Solutions’ common stock is quoted on the Nasdaq National Market under the symbol “GNSL”. On November 30, 2001, the last reported sale price for Genomic Solutions’ common stock on the Nasdaq National Market was $2.12 per share.

The special meeting of Genomic Solutions stockholders will be held

December 18, 2001

9:00 a.m., local time

Genomic Solutions’ board of directors unanimously recommends that Genomic Solutions stockholders vote FOR the proposals.

Jeffrey S. Williams
President and Chief Executive Officer
Genomic Solutions Inc.

     We cannot complete the merger unless the stockholders of both of our companies approve it and certain conditions are satisfied.

     Genomic Solutions has scheduled a special meeting of its stockholders to vote on the Genomic Solutions merger proposal. Cartesian stockholders will vote on the merger by written consent. Your vote is very important. For the merger to occur, Genomic Solutions stockholders owning a majority of Genomic Solutions common stock present either in person or by proxy at the special meeting and Cartesian stockholders owning a majority of Cartesian common stock outstanding must consent to it. Please take the time to vote by completing and mailing the enclosed proxy card or written consent. If you sign, date and mail your Genomic Solutions proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. Written consents not returned by Cartesian stockholders will be counted as votes against the merger.

Cartesian will be soliciting written consents to approve the merger with Genomic Solutions.

Cartesian’s board of directors unanimously recommends that Cartesian stockholders vote FOR the merger by giving their written consents.

Thomas C. Tisone, Ph.D.
President
Cartesian Technologies, Inc.

See “Risk Factors” on page 19 for a discussion of certain information relevant to the decision to approve the merger.

Neither the Securities and Exchange Commission nor any other governmental agency has approved of the Genomic Solutions common stock to be issued under this document in the merger or determined if this proxy statement/prospectus/consent solicitation is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus/consent solicitation is dated December 4, 2001 and is first being mailed to Genomic Solutions stockholders and Cartesian stockholders on or about December 5, 2001.

GENOMIC SOLUTIONS INC.

4355 Varsity Drive
Suite E
Ann Arbor, Michigan 48108

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
to be held December 18, 2001

      The special meeting of stockholders of Genomic Solutions Inc., a Delaware corporation, will be held at 9:00 a.m., local time, on December 18, 2001, at the Crowne Plaza Hotel, 610 Hilton Blvd., Ann Arbor, Michigan, 48108.

      At the special meeting, Genomic Solutions stockholders will be asked to:

1. approve an amended and restated agreement and plan of merger, dated September 28, 2001, among Genomic Solutions, Cartesian Acquiring Corporation (a wholly-owned subsidiary of Genomic Solutions) and Cartesian Technologies, Inc. and the transactions it contemplates, including:

•	the issuance of shares of Genomic Solutions common stock and the payment of cash to Cartesian stockholders in the merger;

•	the conversion of Cartesian options into replacement Genomic Solutions options; and

•	the addition of one director to Genomic Solutions’ board of directors.

2. approve Genomic Solutions’ fourth amended and restated certificate of incorporation; and

3. transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

      These items of business are described in the attached proxy statement/ prospectus/ consent solicitation. Genomic Solutions’ board of directors is not aware of any other business to come before the special meeting.

      Only holders of record of shares of Genomic Solutions common stock at the close of business on November 16, 2001 are entitled to notice of the special meeting and to vote at the special meeting or at any and all adjournments or postponements thereof.

By Order of the Board of Directors

Jeffrey S. Williams
President and Chief Executive Officer

Ann Arbor, Michigan

December 4, 2001

     Whether or not you plan to attend the Genomic Solutions special meeting, please complete, sign and date your proxy card and return it promptly in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in this proxy statement/ prospectus/ consent solicitation at any time before the proxy has been voted at the special meeting.

CARTESIAN TECHNOLOGIES, INC.

17851 Sky Park Circle
Suite C
Irvine, California 92614

SOLICITATION OF WRITTEN CONSENT

      Cartesian Technologies, Inc., a California corporation, is soliciting the written consent of its stockholders to a proposal to approve an amended and restated agreement and plan of merger, dated September 28, 2001, among Cartesian, Genomic Solutions Inc. and Cartesian Acquiring Corporation under which, among other things:

•	Cartesian will be merged with and into Cartesian Acquiring Corporation;

•	each outstanding share of Cartesian common stock will be converted into the right to receive 4.16682 shares of Genomic Solutions common stock and a pro rata portion of the aggregate distributable cash consideration, which is equal to $2.5 million less certain non-trade payable debts and transaction expenses of Cartesian estimated to total approximately $1.7 million. This amount could change depending on the date of the closing of the merger which will affect both the payoff amounts of certain debts of Cartesian and the final amount of the non-reimbursable costs and expenses incurred in connection with the merger. The amount of cash to be distributed with respect to each of the 1,632,103 outstanding Cartesian shares is estimated to be between $0.47 and $0.49. This per share amount could vary further if any outstanding options to purchase Cartesian shares are exercised prior to the merger; and

•	each outstanding option to purchase Cartesian common stock will be assumed by Genomic Solutions and converted into an option to purchase shares of Genomic Solutions common stock as adjusted to account for the exchange ratio.

      The proposed merger is described in the attached proxy statement/ prospectus/ consent solicitation.

      Only holders of record of shares of Cartesian common stock at the close of business on November 28, 2001 are entitled to consent to the merger.

      You will be entitled to have Cartesian purchase your shares for cash at their fair market value if you do not consent to the merger and you follow the procedures set forth in Chapter 13 of the California General Corporation Law. See “Dissenters’ Rights” on page 45 for a more detailed discussion of dissenters’ rights you may have in connection with the merger.

By Order of the Board of Directors

Thomas C. Tisone, Ph.D.
President

Irvine, California

December 4, 2001

      Please complete, sign and date the enclosed consent form and return it promptly in the enclosed postage-prepaid envelope. You may revoke your consent in the manner described in this proxy statement/ prospectus/ consent solicitation at any time before written consents of stockholders owning a majority of the outstanding shares of Cartesian common stock have been filed with Cartesian’s secretary.

MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT
GENOMIC SOLUTIONS INC. 4355 Varsity Drive Suite E Ann Arbor, Michigan 48108
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
The Companies
The Merger
The Merger Agreement
SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA OF GENOMIC SOLUTIONS
SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA OF CARTESIAN
HISTORICAL AND PRO FORMA PER SHARE DATA OF GENOMIC SOLUTIONS AND CARTESIAN
FORWARD-LOOKING STATEMENTS
RISK FACTORS
Risks Related to the Merger
Risks Related to Our Business after the Merger
COMPARATIVE MARKET PRICE INFORMATION AND DIVIDENDS
THE MERGER
Overview
Background of the Merger
Reasons for the Merger
CARTESIAN PROJECTIONS
Recommendations of the Genomic Solutions and Cartesian Boards of Directors
Opinion of Genomic Solutions’ Financial Advisor
Interests of Directors and Officers in the Merger
Dissenters’ Rights
Accounting Treatment
Listing of Genomic Solutions Common Stock
Material Federal Income Tax Consequences of the Merger
Resales of Genomic Solutions Common Stock by Affiliates of Genomic Solutions and Cartesian
THE MERGER AGREEMENT
Structure of the Merger
Merger Consideration
Treatment of Stock Options
Fractional Shares
Exchange of Certificates
Board of Directors and Management after the Merger
Representations and Warranties
What We Must Do to Complete the Merger
Waiver and Amendment
Termination of the Merger Agreement
Termination Fees
Indemnification
Covenants Pending Closing
Additional Agreements
Expenses
Arbitration
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
DESCRIPTION OF GENOMIC SOLUTIONS CAPITAL STOCK
COMPARISON OF STOCKHOLDER RIGHTS
PROPOSAL TO ADOPT GENOMIC SOLUTIONS’ PROPOSED FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
GENOMIC SOLUTIONS SPECIAL MEETING
CARTESIAN SOLICITATION OF WRITTEN CONSENTS
GENOMIC SOLUTIONS’ BUSINESS
CARTESIAN’S BUSINESS
ADDITIONAL INFORMATION ABOUT GENOMIC SOLUTIONS
Directors
Executive Officers
Executive Compensation
Summary Compensation Table
Option Grants in Last Fiscal Year
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
Employment Agreements
Director Compensation
Compensation Committee Interlocks and Insider Participation
Certain Relationships and Related Transactions
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF GENOMIC SOLUTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CARTESIAN
GENOMIC SOLUTIONS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CARTESIAN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
WHERE YOU CAN FIND MORE INFORMATION
EXPERTS
LEGAL OPINIONS
INDEX TO FINANCIAL STATEMENTS
GENOMIC SOLUTIONS INC. CONDENSED CONSOLIDATED BALANCE SHEETS
GENOMIC SOLUTIONS INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
GENOMIC SOLUTIONS INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
APPENDIX A
ARTICLE 1. THE MERGER
ARTICLE 2. REPRESENTATIONS AND WARRANTIES OF CARTESIAN AND THE MAJORITY SHAREHOLDERS
ARTICLE 6. CONDITIONS TO CLOSING
APPENDIX C
APPENDIX D
ARTICLE I.
ARTICLE II.
ARTICLE III.
ARTICLE IV.
ARTICLE V.
ARTICLE VI.
ARTICLE VII.
ARTICLE VIII.
ARTICLE IX.
ARTICLE X.
VOTING AGREEMENT
EXHIBIT A
FORM OF LOCKUP AGREEMENT
EXHIBIT A

Page

COMPARISON OF STOCKHOLDER RIGHTS	71
PROPOSAL TO ADOPT GENOMIC SOLUTIONS’ PROPOSED FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION	76
GENOMIC SOLUTIONS SPECIAL MEETING	78
CARTESIAN SOLICITATION OF WRITTEN CONSENTS	80
GENOMIC SOLUTIONS’ BUSINESS	82
CARTESIAN’S BUSINESS	88
ADDITIONAL INFORMATION ABOUT GENOMIC SOLUTIONS	90
Directors	90
Executive Officers	90
Executive Compensation	91
Summary Compensation Table	91
Option Grants in Last Fiscal Year	91
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	92
Employment Agreements	93
Director Compensation	93
Compensation Committee Interlocks and Insider Participation	93
Certain Relationships and Related Transactions	93
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF GENOMIC SOLUTIONS	95
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CARTESIAN	98
GENOMIC SOLUTIONS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	100
CARTESIAN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	109
WHERE YOU CAN FIND MORE INFORMATION	114
EXPERTS	114
LEGAL OPINIONS	114
INDEX TO FINANCIAL STATEMENTS	F-1
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	F-9
APPENDICES
APPENDIX A Amended and Restated Agreement and Plan of Merger	A-1
APPENDIX B Opinion of RBC Capital Markets dated September 6, 2001	B-1
APPENDIX C Chapter 13 of the California Corporations Code	C-1
APPENDIX D Fourth Amended and Restated Certificate of Incorporation	D-1
APPENDIX E Voting Agreement	E-1
APPENDIX F Form of Lock-Up Agreement	F-1

ii

      This summary highlights selected information from this document, and may not contain all the information that is important to you. To understand the merger fully, and for more complete descriptions of the legal terms of the merger, you should carefully read this entire document and the other documents it refers you to. See “Where You Can Find More Information.”

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why are the two companies proposing to merge?

A:	Our companies are proposing to merge because we believe that Genomic Solutions’ acquisition of Cartesian will create a stronger company that will provide significant benefits to the stockholders of both companies. We believe we will create greater stockholder value in Genomic Solutions by acquiring Cartesian. After the acquisition, Genomic Solutions will be able to offer a broader range of products. We believe this ability to offer a broader range of products will make Genomic Solutions more competitive after the merger. The board of directors of each of Genomic Solutions and Cartesian has unanimously approved the merger.

Q:	What will I receive in the merger?

A:	Cartesian stockholders will receive 4.16682 shares of Genomic Solutions common stock and a pro rata portion of the aggregate distributable cash consideration for each share of Cartesian common stock they own. The aggregate distributable cash consideration will be equal to $2.5 million less certain non-trade payable debts and transaction expenses of Cartesian estimated to total approximately $1.7 million. This amount could change depending on the date of the closing of the merger which will affect both the payoff amounts of certain debts of Cartesian and the final amount of the non-reimbursable costs and expenses incurred in connection with the merger. The amount of cash to be distributed with respect to each of the 1,632,103 outstanding Cartesian shares is estimated to be between $0.47 and $0.49. This per share amount could vary further if any outstanding options to purchase Cartesian shares are exercised prior to the merger. Stockholders of Cartesian will receive cash for any fractional share that they would otherwise receive in the merger. Genomic Solutions stockholders will continue to own the Genomic Solutions shares that they currently own.

Q:	Will the exchange ratio change if the price of Genomic Solutions common stock fluctuates?

A:	No. The exchange ratio of 4.16682 shares of Genomic Solutions common stock per share of Cartesian common stock is fixed, and will not be adjusted for any changes in the market value of the Genomic Solutions common stock.

Q:	Will Genomic Solutions stockholders vote on the merger?

A:	Yes. Because Genomic Solutions will issue more than 20% of its current outstanding common stock in the merger, Nasdaq requires that Genomic Solutions stockholders approve the issuance of Genomic Solutions stock. Genomic Solutions stockholders will vote on the merger at Genomic Solutions’ special meeting. Directors and executive officers of Genomic Solutions owning an aggregate of approximately 44.17% of the outstanding shares of Genomic Solutions common stock have indicated that they intend to vote for the merger. The merger requires the approval of stockholders owning a majority of the shares of Genomic Solutions common stock represented and entitled to vote at the special meeting, provided that a quorum is present.

Q:	Are Cartesian stockholders entitled to approve the merger?

A:	Yes. Cartesian stockholders will have the opportunity to approve the merger by written consent. Stockholders owning an aggregate of approximately 74.5% of the issued and outstanding shares of Cartesian’s common stock have agreed to approve the merger. The merger requires the approval of a majority of the issued and outstanding shares of Cartesian’s common stock.

Q:	Will I have dissenters’ rights in connection with the merger?

A:	Cartesian stockholders are entitled to dissenters’ rights under California law. See “The Merger — Dissenters’ Rights.” Genomic Solutions stockholders will not have dissenters’ rights in connection with the merger.

Q:	What are the federal income tax consequences of the merger?

A:	We have structured the merger so that the stockholders of Genomic Solutions and Cartesian will not recognize any gain or loss for federal income tax purposes in the merger, except in the case of cash to be received by Cartesian stockholders as part of the consideration and in lieu of fractional shares of Genomic Solutions common stock. See “The Merger — Federal Income Tax Consequences of the Merger”.

Q:	Will the shares of Genomic Solutions common stock issued in the merger be freely transferable?

A:	No, the shares of Genomic Solutions common stock will not be freely transferable immediately. All shares of Genomic Solutions common stock received by Cartesian stockholders in the merger will be transferable without any restriction imposed by law, other than shares received by Cartesian stockholders who are deemed to be affiliates of Cartesian or Genomic Solutions. These affiliates will only be able to sell their shares in accordance with the resale restrictions of Rule 145 of the Securities Act of 1933. However, all shares received by Cartesian stockholders in the merger will be subject to restrictions on transfer imposed by the lockup agreements required to be signed by all such stockholders as a condition to completion of the merger. See “The Merger Agreement — Additional Agreements — Lock-Up Agreements.”

Q:	What should I do now?

A:	You should read this proxy statement/ prospectus/ consent solicitation.

If you are a Genomic Solutions stockholder, you should complete, sign and date your proxy card and mail it to us in the enclosed return envelope as soon as possible so that your shares will be represented at the Genomic Solutions special meeting. If you sign and send your proxy card but do not indicate how you want to vote, we will count the proxy card as a vote for the merger.

If you are a Cartesian stockholder, you should complete, sign and date your written consent and mail it to us in the enclosed return envelope as soon as possible to vote your shares of Cartesian stock for or against the merger.

The board of directors of Genomic Solutions unanimously recommends voting FOR the merger. The board of directors of Cartesian unanimously recommends voting FOR the merger.

Q:	If my shares are held in “street name” by a broker, will the broker vote the shares for me?

A:	Your broker cannot vote your shares without your instructions.

Q:	Should I send in my stock certificates now?

A:	No. Cartesian stockholders will be sent written instructions for exchanging stock certificates at a later date. Genomic Solutions stockholders will continue to own their shares of Genomic Solutions common stock after the merger and should continue to hold their stock certificates.

Q:	Can I change my vote after submitting my proxy card or written consent?

A:	Yes. Genomic Solutions stockholders can change their votes at any time before the Genomic Solutions special meeting by submitting a revocation notice or a later-dated signed proxy card or by attending the meeting and voting in person. Cartesian stockholders can revoke their written consents to the merger by sending Cartesian a written revocation notice before written consents of stockholders owning a majority of the outstanding shares of Cartesian common stock have been filed with Cartesian’s secretary.

Q:	What stockholder vote is required to approve the merger agreement and merger?

A:	Approval of the merger agreement requires the affirmative vote of a majority of the votes cast at the special meeting of the stockholders of Genomic Solutions and the affirmative consent of a majority of the outstanding shares of Cartesian.

Q:	When do you expect the merger to be completed?

A:	We hope to complete the merger in the fourth quarter of 2001.

Q:	What should I do if I have questions?

A:	Genomic Solutions stockholders may call Gary A. Kendra at 1-877-436-6642. Cartesian stockholders may call Thomas Tisone at 1-949-440-3680 x 203.

SUMMARY

      This summary highlights selected information from this document, and may not contain all the information that is important to you. To understand the merger fully, and for more complete descriptions of the legal terms of the merger, you should carefully read this entire document and the other documents it refers you to. See “Where You Can Find More Information.”

      Genomic Solutions owns trademark registrations for “Bio Image®” and “Flexys®”. Genomic Solutions has applied for registration of the trademarks “GeneTACTM”, “InvestigatorTM”, and “Genomic SolutionsTM”. Genomic Solutions also uses the common law trademarks DuracrylTM, ProGestTM, ProEditorTM, ProPicTM, SmartPicTM, pHlashTM, pHaserTM, GelPrintTM and Protein WarehouseTM. Cartesian uses the common law trademarks “PixSysTM”, “ProSysTM”, “PegaSysTM”, “AxSysTM”, “nQuadTM”, “synQuadTM”, “genePinTM”, “xPINTM”, “BeadSelectTM”, “synPumpTM” and “HummingbirdTM”. All other trademarks and service marks appearing in this prospectus are trademarks or service marks of others.

The Companies

Genomic Solutions Inc.
4355 Varsity Drive
Suite E
Ann Arbor, Michigan 48108
(734) 975-4800

      Genomic Solutions designs, develops, manufactures, markets and sells genomic and proteomic instrumentation, software and consumables, including pre-printed DNA microarrays. Unlike many other life sciences companies in the gene expression and proteomic research markets, Genomic Solutions offers integrated systems with demonstrated market acceptance. Its GeneTACTM Biochip System and InvestigatorTM Proteomic System enable researchers to perform complex, high-volume experiments at lower costs and in less time than with traditional techniques. Genomic Solutions’ customers use its automated systems and individual components to produce DNA microarrays, maintain DNA libraries, quantify gene expression levels and isolate, identify and characterize proteins, thereby facilitating more rapid and less expensive drug discovery. Since 1998, Genomic Solutions has sold over 580 systems and components each valued at $25,000 or more to pharmaceutical and biotechnology companies, government agencies, universities and private research institutions, including Pfizer, Merck, Biogen, RIKEN Genome Science Center (Japan) and Ludwig Institute for Cancer Research.

Cartesian Technologies, Inc.
17851 Sky Park Circle
Suite C
Irvine, California 92614
(949) 440-3680

      Cartesian designs, develops, manufactures and sells automated microscale liquid dispensing and microarraying systems for drug discovery and research applications. Cartesian’s products are currently sold in the United States, Canada, Europe and Asia through direct sales representatives and distributors. Cartesian’s customers include Glaxo-Wellcome, Abbott Labs and other major pharmaceutical companies.

The Merger

Reasons for the Merger (see page 33)

      The board of directors of Genomic Solutions and the board of directors of Cartesian believe that the merger is fair to, and in the best interests of, the stockholders of Genomic Solutions and Cartesian, respectively. We believe we will create greater stockholder value in Genomic Solutions by acquiring Cartesian.

      Genomic Solutions’ board of directors has identified the following potential benefits of the merger:

•	the ability to broaden Genomic Solutions’ instrument product offering and technology base in the functional genomics and proteomics markets as well as moving Genomic Solutions into the high growth high-throughput screening market;

•	the enhanced potential for earnings and revenue growth and for achieving and maintaining profitability as a result of adding

Cartesian’s complementary core competencies to those of Genomic Solutions;

•	the ability to strengthen Genomic Solutions’ position in microarray instruments and provide Genomic Solutions a strong entry in high-throughput screening instrumentation;

•	the ability to access Cartesian’s intellectual property;

•	the ability to realize potential cost savings through the consolidation of facilities and elimination of duplicative costs;

•	competitive, financial and operational benefits of increased scale; and

•	the ability to compete more effectively after the merger in the highly competitive life science tools industry and create more opportunities to realize long-term value to stockholders.

      Cartesian’s board of directors has identified the following potential benefits of the merger:

•	the ability to provide Cartesian stockholders with enhanced liquidity;

•	the ability to access Genomic Solutions’ financial resources, without which Cartesian may not be able to continue to implement its business plan;

•	the strategic fit of Cartesian’s product line and Genomic Solutions’ product line;

•	the ability to more quickly achieve the critical mass necessary to effectively compete in Cartesian’s industry sector; and

•	the ability to provide Cartesian stockholders with shares of Genomic Solutions common stock in a tax-free exchange.

      Cartesian did not request, and Cartesian’s outside consultant did not deliver, a fairness opinion. Cartesian’s board of directors determined that a fairness opinion was an unnecessary additional expense that would further dilute the economic benefit of the merger to the Cartesian stockholders.

Our Recommendations to Stockholders (see page 37)

      The Genomic Solutions board believes the merger is advisable, fair to and in the best interests of Genomic Solutions’ stockholders, and unanimously recommends that they vote FOR the Genomic Solutions merger proposal.

      The Cartesian board believes the merger is advisable, fair to and in the best interests of Cartesian’s stockholders and unanimously recommends that they vote FOR the Cartesian merger proposal.

Opinion of Genomic Solutions’ Financial Advisor (see page 37)

      Dain Rauscher Wessels (re-branded as RBC Capital Markets effective November 1, 2001 and hereafter “RBC Capital Markets”) has delivered its opinion to the Genomic Solutions board of directors that, as of September 6, 2001, the stock and cash consideration proposed to be exchanged in the merger was fair, from a financial point of view, to Genomic Solutions. A copy of RBC Capital Markets written opinion is attached to this document as Appendix B. Genomic Solutions’ stockholders are urged to read the RBC Capital Markets opinion carefully in its entirety to understand the assumptions made, matters considered and limitations of the review made by RBC Capital Markets in providing its opinion.

Interests of Directors and Officers in the Merger (see page 44)

      When you consider the recommendations of our respective boards of directors in favor of the merger, you should be aware that some of Cartesian’s officers and directors will be entitled to receive certain benefits if the merger occurs that they will not be entitled to receive if the merger does not occur.

Dissenters’ Rights (see page 45)

      If the merger is completed, Cartesian stockholders who do not consent to the merger and who fully comply with all applicable provisions of the California General Corporation Law may have the right to require Cartesian to purchase the shares of Cartesian common stock held by them for cash at the fair market value of those shares on the day before the terms of the merger were first announced, excluding any appreciation or depreciation because of the merger. It is not adequate merely to abstain from voting by withholding consent. Cartesian stockholders seeking to exercise dissenters’ rights must also follow the procedures required by the California General Corporation Law.

      Genomic Solutions stockholders are not entitled to dissenters’ rights in connection with the merger.

Accounting Treatment (see page 47)

      The merger will be accounted for under the purchase method of accounting under generally accepted accounting principles, with Genomic Solutions being the acquiring company for accounting purposes. This means that, for accounting and financial reporting purposes, the assets and liabilities of Cartesian will be recorded at their fair value, and any excess of Genomic Solutions’ purchase price over the fair value of Cartesian’s tangible net assets and identifiable intangible assets will be recorded as goodwill.

Material Federal Income Tax Consequences of the Merger (see page 47)

      We expect the merger will qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. If the merger is treated as a reorganization, no gain or loss will generally be recognized by the stockholders of Cartesian for federal income tax purposes (except with respect to cash received by Cartesian stockholders as part of the cash consideration in the merger or in lieu of a fractional share of Genomic Solutions common stock).

      We urge Cartesian stockholders to consult their tax advisors as to the particular effect of their own particular facts and circumstances on the federal income tax consequences of the merger to them, and also as to the effect of any state, local, foreign and other federal tax laws. Cartesian has received an opinion from its counsel confirming these tax consequences. In addition, Genomic Solutions has received a limited opinion from its counsel confirming that the transaction qualifies as a reorganization under the Internal Revenue Code.

Comparative Market Price Information and Dividends (see page 28)

      Shares of Cartesian are not currently traded on an established public market. Genomic Solutions’ common stock is traded and quoted on the Nasdaq National Market. On September 6, 2001, the last full trading day before the public announcement that the companies had entered into the merger agreement, shares of Genomic Solutions common stock closed at $2.01 per share. On November 30, 2001, the last full trading day for which information was available before this proxy statement/prospectus/consent solicitation was printed and mailed, shares of Genomic Solutions common stock closed at $2.12 per share.

Comparison of Stockholder Rights (see page 71)

      If the merger is completed, the rights of Cartesian’s former stockholders who receive Genomic Solutions common stock in the merger will be governed by Genomic Solutions’ certificate of incorporation, its bylaws and the Delaware General Corporation Law. Some differences to former Cartesian stockholders are that Genomic Solutions’ board has the ability to issue preferred stock without stockholder approval, Genomic Solutions’ board is staggered, and stockholder meetings may be called by stockholders holding at least 50% of the outstanding common stock, unlike the Cartesian stockholders ability to call a special meeting at the request of only 10% of its stockholders. Genomic Solutions also has different procedures, including, but not limited to, nominations and stockholder proposals, removal of directors and filling director vacancies.

The Merger Agreement

      Genomic Solutions, Cartesian, Cartesian Acquiring Corporation, a wholly-owned subsidiary of Genomic Solutions, S&S Beteiligungs GmbH, Thomas T. Tisone, Ph.D., and Michael L. Surmanian, are all parties to the merger agreement. We refer to S&S Beteiligungs, Dr. Tisone and Mr. Surmanian collectively as the “majority stockholders” of Cartesian in this document. A copy of the merger agreement is attached to this document as Appendix A.

The Structure of the Merger (see page 49)

      If all of the conditions to the merger are satisfied, including obtaining the approval of the stockholders of Cartesian and Genomic Solutions, Cartesian will merge into Cartesian Acquiring Corporation. After the merger, Cartesian Acquiring Corporation will continue as the surviving corporation and a wholly-owned subsidiary of Genomic Solutions and will have all of the assets and liabilities of Cartesian. Genomic Solutions will not assume Cartesian’s current non-trade payable debts, which will be paid off at the closing of the merger.

Merger Consideration (see page 49)

      In the merger, each outstanding share of Cartesian common stock will be converted into the right to receive 4.16682 shares of Genomic Solutions common stock and a pro rata portion of the aggregate cash consideration. The aggregate cash consideration to be paid by Genomic Solutions will be $2.5 Million. The aggregate distributable cash consideration will be equal to $2.5 Million less certain non-trade payable debts and transaction expenses of Cartesian estimated to total approximately $1.7 Million. This amount could change depending on the date of the closing of the merger which will affect both the payoff amounts of certain debts of Cartesian and the final amount of the non-reimbursable costs and expenses incurred in connection with the merger. The amount of cash to be distributed with respect to each of the 1,632,103 outstanding Cartesian shares is estimated to be between $0.47 and $0.49. This per share amount could vary further if any outstanding options to purchase Cartesian shares are exercised prior to the merger. Holders of Cartesian options may elect to exercise their options before the merger and receive shares of Genomic Solutions common stock and cash in the merger or to exchange their Cartesian options for replacement options to purchase Genomic Solutions common stock. If no Cartesian options are exercised before the merger, Genomic Solutions will issue 6,800,679 shares of common stock to stockholders of Cartesian and will grant replacement options to purchase 449,321 shares of Genomic Solutions common stock to holders of outstanding Cartesian stock options. For each share of Cartesian common stock acquired by a Cartesian option holder upon the exercise of a Cartesian stock option before the merger, an additional 4.16682 shares of Genomic Solutions common stock will be issued to Cartesian’s stockholders in the merger and the number of shares of Genomic Solutions common stock issuable to former Cartesian option holders under replacement options will be reduced by 4.16682 shares.

      Genomic Solutions will not issue any fractional shares of its common stock to Cartesian stockholders in the merger. Instead, Genomic Solutions will pay to each Cartesian stockholder who would otherwise be entitled to a fractional share of Genomic Solutions common stock an amount in cash (without interest) determined by multiplying the fraction by the per share closing price of Genomic Solutions’ common stock on the day before the merger is completed.

      After the merger, Cartesian stockholders will need to exchange their certificates of Cartesian common stock for certificates of Genomic Solutions common stock. We will send you the forms to do this.

Treatment of Stock Options (see page 50)

      Each Cartesian stock option outstanding at the time of the merger will be converted into a replacement option to purchase Genomic Solutions common stock. The number of shares subject to, and the exercise price of, replacement options will be based on the exchange ratio and the number of shares subject to, and the exercise price of, the Cartesian options. Replacement options will be on substantially the same terms and conditions as were applicable to Cartesian options before the merger, except that the replacement option agreements will include restrictions on when holders may sell shares acquired by exercising the options. Cartesian options become fully vested upon a change in control of Cartesian.

Board of Directors and Management after the Merger (see page 51)

      If the merger is approved, at the time of the merger the Genomic Solutions board of directors will be increased to seven and the following people will serve as directors:

Director	Term Expires

Robert G. Shepler (Chairman)	2002
Daniel J. Mitchell	2002
P. Nicholas King*	2003
J. Matthew Mackowski	2003
Jeffrey S. Williams	2004
Damion E. Wicker, M.D.	2004
Thomas C. Tisone, Ph.D.	2004

Except for Dr. Tisone, who is currently a director and executive officer of Cartesian, each of these individuals is currently a Genomic Solutions director.

*	On November 20, 2001, Mr. King passed away and his board seat currently is vacant. Under Genomic Solutions’ bylaws, Mr. King’s board seat may be filled by vote of a majority of the remaining directors. No candidate has yet been nominated or selected for this position.

      All of Genomic Solutions’ current executive officers will retain their current positions after the merger. Following the merger, Dr. Tisone will join the Genomic Solutions executive team as Executive Vice President of Genomic Solutions and President of Cartesian Acquiring Corporation.

What We Must Do to Complete the Merger (see page 55)

      A number of conditions must be satisfied or waived to complete the merger. Among other customary conditions, the merger cannot be completed if the merger is not approved by Genomic Solutions’ stockholders or if an event having a material adverse effect on Cartesian has occurred since June 30, 2001.

      We cannot be certain when (or if) the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (see page 56)

      The merger agreement may be terminated:

•	at any time before the merger by the mutual consent of the parties to the merger agreement; or

•	by either Genomic Solutions or Cartesian Acquiring Corporation, on the one hand, or by Cartesian and its majority stockholders, on the other hand, if the merger is not completed by November 30, 2001 (or by January 31, 2002 if the only remaining conditions to be satisfied are obtaining governmental consents and approvals).

      No party whose failure to fulfill an obligation under the merger agreement has delayed the completion of the merger beyond the dates listed above will have the right to terminate the merger agreement as a result of the delay.

Termination Fees (see page 57)

      If the merger agreement is terminated, under certain circumstances, either of Genomic Solutions or Cartesian may have to pay the other a termination fee of $1 million, plus expenses. Genomic Solutions may offset the amount of any termination fee it is required to pay Cartesian against amounts Cartesian owes Genomic Solutions under the bridge loan Genomic Solutions has made to Cartesian.

Indemnification (see page 57)

      Genomic Solutions will indemnify the majority stockholders of Cartesian from any damages they suffer as a result of any inaccuracy or misrepresentation in, or breach of any, warranty or covenant Genomic Solutions has made in the merger agreement.

      The majority stockholders of Cartesian, jointly and severally, will indemnify Genomic Solutions and the surviving corporation of the merger from any damages they suffer as a result of any inaccuracy or misrepresentation in, or breach of, any warranty or covenant Cartesian or the majority stockholders have made in the merger agreement. The indemnity obligations of Cartesian’s majority stockholders are limited to the 1,500,000 shares of Genomic Solutions stock to be held in escrow under the escrow agreement, or, if those shares have been released from escrow, to an aggregate of $3 million.

Additional Agreements (see page 59)

      In addition to the merger agreement, the following agreements, among others, have been or will be entered into in connection with the merger:

•	In anticipation of entering into the merger agreement, on August 7, 2001, Genomic Solutions extended a $500,000 bridge line of credit facility to Cartesian to be used for working capital and operating expenses. On November 5, 2001, Genomic Solutions increased the credit facility to $700,000. Advances under the credit facility totaled $550,000 through November 12, 2001.

•	Genomic Solutions, the majority stockholders of Cartesian and an escrow agent will enter into an escrow agreement, under which the majority stockholders of Cartesian will deposit an aggregate of 1,500,000 of the shares of Genomic Solutions common stock they will receive in the merger into escrow as security for their indemnification obligations under the merger agreement.

•	Genomic Solutions, Cartesian Acquiring Corporation and the majority stockholders of Cartesian have entered into a voting agreement, under which, among other things, each of the majority stockholders of Cartesian has agreed to vote his or its Cartesian common stock to approve the merger. The majority stockholders beneficially own ap-

proximately 74.5% of the outstanding shares of Cartesian common stock in the aggregate.

•	The execution and delivery of a lock-up agreement by each Cartesian stockholder in favor of Genomic Solutions is a condition to Genomic Solutions’ obligation to complete the merger, which condition may be waived by Genomic Solutions. The lock-up agreement restricts the timing and volume of sales of Genomic Solutions common stock received in the merger. Cartesian stockholders may vote for the merger without executing the lock-up agreement. However, if any Cartesian stockholder fails to execute and deliver the lock-up agreement, Genomic Solutions has the right to waive such failure and proceed with closing or terminate the merger agreement and pursue all termination fees, expense reimbursements and other remedies against Cartesian available under the merger agreement and applicable law. Cartesian stockholders have no legal obligation to sign the lock-up agreement and will have no liability if they choose not to sign.

Stockholder Approval

Genomic Solutions Special Meeting (see page 78)

     Meeting Date

      The Genomic Solutions special meeting will be held on December 18, 2001, at the Crowne Plaza Hotel, 610 Hilton Blvd., Ann Arbor, Michigan 48108 at 9:00 a.m., local time.

     Record Date

      You can vote at the special meeting if you owned Genomic Solutions common stock at the close of business on November 16, 2001.

     Matters to be Considered

      At the special meeting, Genomic Solutions stockholders will be asked to:

1.	approve the merger agreement and the transactions it contemplates, including:

•	the issuance of shares of Genomic Solutions common stock and the payment of cash to Cartesian stockholders in the merger;

•	the conversion of Cartesian options into replacement Genomic Solutions options; and

•	the addition of a director to Genomic Solutions’ board of directors.

2.	approve Genomic Solutions’ fourth amended and restated certificate of incorporation; and

3.	transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

      We sometimes refer to the first proposal in this document as the Genomic Solutions merger proposal.

     Vote Required

      Each holder of record of shares of Genomic Solutions common stock on the Genomic Solutions record date will be entitled to cast one vote per share on each of the proposals considered at the special meeting. The Genomic Solutions merger proposal will require the approval of stockholders owning a majority of the shares of Genomic Solutions common stock represented at the special meeting and entitled to vote on that proposal, provided that a quorum is present. The proposal to amend and restate the certificate of incorporation will require the approval of stockholders owning a majority of the outstanding shares of Genomic Solutions common stock.

      Abstentions will have the same effect as votes cast against approval of the Genomic Solutions merger proposal. Broker non-votes will have no effect on the Genomic Solutions merger proposal. Abstentions and broker non-votes will have the same effect as votes cast against approval of the proposal to amend and restate the certificate of incorporation. Broker non-votes are proxies from brokers or nominees indicating that those persons have not received instructions from the beneficial owners or other persons as to certain proposals on which the beneficial owners or persons are entitled to vote their shares but with respect to which the brokers or nominees have no discretionary power to vote without instructions.

      Shares of Genomic Solutions common stock that are voted, “FOR,” “AGAINST” or “WITHHELD” at the special meeting will be treated as being present at the meeting for purposes of estab-

lishing a quorum and will also be treated as votes eligible to be cast by the common stock present in person at the special meeting and entitled to vote. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

     Proxies

      You can revoke your proxy before it is voted either by sending Genomic Solutions a revocation notice or a new proxy or by attending the special meeting and voting in person. You will not revoke your proxy simply by attending the special meeting.

     Share Ownership of Management

      As of the close of business on the Genomic Solutions record date, directors and executive officers of Genomic Solutions and their respective affiliates may be deemed to be the beneficial owners of shares of shares representing approximately 44.17% of the outstanding voting power of Genomic Solutions common stock. Each of the directors and executive officers of Genomic Solutions has indicated that he or she intends to vote or direct the vote of all the shares of Genomic Solutions common stock over which he or she has voting control in favor of the Genomic Solutions merger proposal and the proposal to amend and restate Genomic Solutions’ certificate of incorporation.

Cartesian Solicitation of Written Consents (see page 80)

     Record Date

      You can approve the Cartesian merger proposal by written consent if you owned Cartesian common stock at the close of business on November 28, 2001.

     Purpose of Consent Solicitation

      Cartesian is soliciting written consents from its stockholders to approve the merger agreement, under which, among other things:

•	Cartesian will be merged with and into Cartesian Acquiring Corporation;

•	each outstanding share of Cartesian common stock will be converted into the right to receive 4.16682 shares of Genomic Solutions common stock and a pro rata portion of the aggregate distributable cash consideration, which is equal to $2.5 million less certain non-trade payable debts and transaction expenses of Cartesian estimated to total approximately $1.7 million. This amount could change depending on the date of the closing of the merger which will affect both the payoff amounts of certain debts of Cartesian and the final amount of the non-reimbursable costs and expenses incurred in connection with the merger. The amount of cash to be distributed with respect to each of the 1,632,102 outstanding Cartesian shares is estimated to be between $0.47 and $0.49. This per share amount could vary further if any outstanding options to purchase Cartesian shares are exercised prior to the merger; and

•	each outstanding option to purchase Cartesian common stock will be assumed by Genomic Solutions and converted into an option to purchase shares of Genomic Solutions common stock as adjusted to account for the exchange ratio.

      We sometimes refer to this proposal in this document as the Cartesian merger proposal.

     Vote Required

      Under Cartesian’s bylaws and California law, the merger may be approved without a meeting of Cartesian’s stockholders by written consent of holders of at least a majority of the outstanding shares of Cartesian common stock. If the holders of a majority of the outstanding shares of Cartesian common stock approve the Cartesian merger proposal by written consent, no further action will be required by Cartesian’s stockholders to approve the merger.

      If the Cartesian merger proposal is approved, but by less than unanimous written consent, Cartesian must notify all holders of its stock whose consent was not solicited in writing that the merger has been approved at least 10 days before the merger is completed.

     Revocability of Consents

      You can revoke your written consent to the merger by sending a written revocation notice to Cartesian’s secretary at 17851 Sky Park Circle, Suite C, Irvine, California 92614. Any revocation will be effective only if Cartesian’s secretary receives it before written consents of stockholders owning a majority of the outstanding shares of Cartesian common stock have been filed with Cartesian’s secretary.

     Share Ownership of Management

      As of the close of business on the Cartesian record date, directors and executive officers of Cartesian and their respective affiliates may be deemed to be the beneficial owners of shares representing approximately 80.81% of the outstanding voting power of Cartesian common stock. S&S Beteiligungs GmbH, Dr. Tisone and Mr. Surmanian have entered into a voting agreement under which they have agreed to vote for the Cartesian merger proposal. These stockholders collectively beneficially own 74.5% of Cartesian’s issued and outstanding shares of common stock.

Recent Developments

      In April 2001, Genomic Solutions entered into an amended sales and distribution contract with PerkinElmer utilizing their extensive worldwide sales and marketing channels, which amendment extended the terms of the agreement through December 31, 2002 and granted PerkinElmer distribution rights for all Genomic Solutions equipment in all countries except the United States and Japan. The agreement also contains quarterly and annual minimum revenue volumes.

      In May 2001, Genomic Solutions entered into a licensing and equity agreement with Photonic Sensors Inc. Under the agreement, Genomic Solutions has the exclusive rights to the worldwide life science research market for Photonic Sensors’ interferometer-based optical biochip.

      In July 2001, Genomic Solutions entered into a collaborative software development agreement with the Life Sciences Division of NuTec Sciences, Inc., a privately held company. The collaboration will expand and enhance the bioinformatics technology capabilities of Genomic Solutions’ GeneTACTM Biochip System.

      In July, 2001, Genomic Solutions entered into a development and authorized reseller/distribution agreement with Proteometrics Inc., a privately held company, along with an option to acquire the company. The development agreement will take the existing Proteometrics proteomics data analysis software and modify it to Genomic Solutions specifications. Genomic Solutions will distribute this modified software via its current sales distribution channels along with other Genomic Solutions proteomics equipment. Genomic Solutions also has the option to acquire Proteometrics during the first 24 months of the contract. Proteomics received an up front cash payment for the software distribution rights along with a cash prepayment to be credited against future software transfer payments.

      In September 2001, Genomic Solutions announced a restructuring of its operations to implement significant cost savings and to accelerate its plan to achieve profitability by the first quarter of 2002. As part of the restructuring, Genomic Solutions will close its Lansing, Michigan office and relocate those operations to its Ann Arbor, Michigan headquarters. Genomic Solutions also plans to reduce its workforce by approximately 25% by the end of 2001. As an added cost saving benefit of the merger with Cartesian, once the merger is completed, Cartesian will close its Huntingdon, England office and move into Genomic Solutions’ facility, which is also located in Huntingdon.

      On September 28, 2001, Genomic Solutions announced that it expected revenues for the third quarter to be lower than expected. Although sales were strong into early September, the events of September 11, and the corresponding uncertainty, led to a sharp decline in purchase orders. Genomic Solutions also stated it expects to achieve profitability in early 2002.

      Effective as of September 30, 2001, Genomic Solutions sold certain assets used in connection with its proteomic contract research services business to Proteomic Research Services, Inc., a company owned and controlled by former employees of Genomic Solutions who were actively involved in providing proteomic-related services. Genomic Solutions owns 19.9% of the issued and outstanding common stock of Proteomic Research Services as a result of the transaction. In connection with the sale, Genomic Solutions has agreed to contract with Proteomic Research Services for assistance with certain proteomic projects. In addition, Proteomic Research Services has agreed to purchase Genomic Solutions instruments and consumables to the extent such items are required in connection with its operations.

      On November 1, 2001, Genomic Solutions announced its financial results for the three and nine months ended September 30, 2001.

The Most Important Thing for You to Do is Vote

How To Vote

Genomic Solutions stockholders of record

      Registered holders of Genomic Solutions common stock can vote their shares by:

•	attending and voting at the Genomic Solutions special meeting;

•	making a toll-free telephone call from the U.S. and Canada; or

•	mailing their signed proxy card.

The Genomic Solutions special meeting is open only to Genomic Solutions stockholders bearing an admission card or other proof of ownership of Genomic Solutions stock. The telephone voting procedures available to stockholders of record are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded. Genomic Solutions has been advised by counsel that the procedures which have been put in place are consistent with the requirements of applicable law. Specific instructions to be followed by any registered stockholder interested in voting by telephone are set forth on the enclosed proxy card.

Cartesian stockholders of record

      In lieu of holding a meeting to consider and vote on the Cartesian merger proposal, Cartesian is seeking written consent of its stockholders to the merger. Registered holders of Cartesian common stock can vote their shares by mailing their signed written consent.

Other stockholders

      If your shares are held in the name of a bank, broker or other holder of record, follow the voting instructions you receive from the holder of record. Telephone and Internet voting also will be offered to Genomic Solutions stockholders owning stock through certain banks and brokers.

Please vote your shares. If you vote by telephone you do not need to return your proxy card.

Stockholder Questions

      Genomic Solutions stockholders should call Gary A. Kendra at 1-877-436-6642.

      Cartesian stockholders should call Thomas Tisone at 1-949-440-3680.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND

OPERATING DATA OF GENOMIC SOLUTIONS

      We are providing the following financial information to help you analyze the merger. This financial information is derived from Genomic Solutions’ unaudited financial statements for the nine months ended September 30, 2000 and September 30, 2001 and Genomic Solutions’ audited financial statements for the years ended December 31, 1996 through December 31, 2000. The results of operations for the nine months ended September 30, 2001 and the consolidated balance sheet data as of September 30, 2001, are derived from our unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation and are not necessarily indicative of results that may be expected for the full fiscal year. This information is only a summary and should be read in conjunction with Genomic Solutions’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Genomic Solutions’ consolidated financial statements and related notes which are included elsewhere in this proxy statement/ prospectus/ consent solicitation.

      The pro forma statement of operations data for the year ended December 31, 2000 and the nine months ended September 30, 2001 and the pro forma balance sheet as of September 30, 2001 are derived from the selected unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/ prospectus/ consent solicitation. The pro forma statements of operations data give effect to the acquisition of Cartesian as if it occurred at the beginning of each of the pro forma periods presented by combining Genomic Solutions’ results for the year ended December 31, 2000 with Cartesian’s results for the year ended October 31, 2000 and Genomic Solutions’ results for the nine months ended September 30, 2001 with Cartesian’s results for the nine months ended July 31, 2001. The pro forma balance sheet data give effect to Genomic Solutions’ acquisition of Cartesian as if it had occurred on September 30, 2001 by combining Genomic Solutions’ balance sheet at September 30, 2001 with Cartesian’s balance sheet at July 31, 2001. The pro forma information is only a summary and should be read in conjunction with the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/ prospectus/ consent solicitation.

	Years Ended December 31,

					2000
Consolidated Statement of Operations Data:
(in thousands, except per share data)	1996	1997	1998	1999	Actual	Pro Forma

						(unaudited)
Revenue	$3,257	$2,164	$5,507	$12,092	$19,077	$26,789
Cost of Revenue	1,311	1,063	3,266	6,990	9,374	13,699

Gross profit	1,946	1,101	2,241	5,102	9,703	13,090

Operating Expenses:
Selling, general and administrative	2,278	2,198	6,372	8,652	11,919	15,299
Research and development	864	942	3,354	4,830	5,596	6,278
Restructuring and other unusual charges(1)	—	1,578	340	438	600	600

Total operating expenses	3,142	4,718	10,066	13,920	18,115	22,177

Loss from operations	(1,196)	(3,617)	(7,825)	(8,818)	(8,412)	(9,087)
Total other income (expense)	(398)	(261)	39	(2,324)	558	577

Loss before taxes, minority interest and extraordinary items	(1,594)	(3,878)	(7,786)	(11,142)	(7,854)	(8,510)
Provision for (benefit from) income taxes	6	(642)	—	—	—	(159)
Minority interest in loss of subsidiary	—	—	—	—	—	16

Loss before extraordinary items	(1,600)	(3,236)	(7,786)	(11,142)	(7,854)	(8,335)
Extraordinary items(2)	—	1,245	—	—	(1,050)	(1,050)

Net loss	(1,600)	(1,991)	(7,786)	(11,142)	(8,904)	(9,385)
Non-cash common stock warrant benefit (charge)(3)	—	—	—	(3,861)	1,059	1,059
Deemed dividend upon issuance of preferred stock to PerkinElmer, Inc.(4)	—	—	—	—	(8,000)	(8,000)

Net loss attributable to common stockholders	$(1,600)	$(1,991)	$(7,786)	$(15,003)	$(15,845)	$(16,326)

Net Loss Per Share, Basic and Diluted:
Loss per share before extraordinary items	$(0.53)	$(6.93)	$(2.71)	$(3.75)	$(0.45)	$(0.34)
Net loss per share	$(0.53)	$(4.27)	$(2.71)	$(3.75)	$(0.51)	$(0.39)
Net loss per share attributable to common stockholders	$(0.53)	$(4.27)	$(2.71)	$(5.04)	$(0.90)	$(0.67)
Weighted average common shares	3,022	467	2,876	2,974	17,526	24,327

	As of December 31,
Consolidated Balance Sheet Data:
(in thousands)	1996	1997	1998	1999	2000

Cash and cash equivalents	$219	$5,089	$2,880	$1,328	$40,159
Total assets	2,615	8,579	11,694	13,858	65,224
Total debt	3,425	901	2,819	11,190	1,956
Total stockholders’ equity (deficit)	$(1,556)	$5,912	$5,485	$(9,381)	$51,989

(1)	In 1997, Genomic Solutions recorded an unusual charge of approximately $1,578,000, consisting of approximately $861,000 for the write down of goodwill and intangible assets and approximately $328,000 for the write-off of unamortized capitalized software development costs related to its merger with B.I. System Corporation and approximately $389,000 for the write-off of in-process research and development acquired from PBA Technologies, Ltd. In 1998, Genomic Solutions recorded an unusual charge of approximately $340,000 for the write-off of in-process research and development acquired from ESA, Inc. In 1999, Genomic Solutions recorded an unusual charge of approximately $438,000 for the write-off of goodwill originating from the acquisition of certain assets of Insight Biomedical Imaging. In May 2000, Genomic Solutions recorded a restructuring charge of $600,000 to close its Chelmsford, Massachusetts proteomic facility.

(2)	In 1997, Genomic Solutions recorded an extraordinary gain of approximately $1,245,000 on the forgiveness of debt. In 2000, Genomic Solutions accounted for an amendment to subordinated notes as an extinguishment of debt and recorded an extraordinary loss of $1,050,000.

(3)	In 1999, Genomic Solutions recorded accretion of approximately $3,861,000 on certain common stock warrants. In 2000, Genomic Solutions recorded decretion of approximately $1,059,000 on those common stock warrants.

(4)	In 2000, Genomic Solutions recorded a charge of $8,000,000 related to the beneficial conversion feature associated with the issuance of its Series P preferred stock to PerkinElmer, Inc.

	Nine Months ended September 30,

		2001
Consolidated Statement of Operations Data:
(in thousands, except share data)	2000	Actual	Pro Forma

	(unaudited)	(unaudited)	(unaudited)
Revenue	$13,533	$12,471	$19,378
Cost of Revenue(5)	6,871	8,677	12,437

Gross profit	6,662	3,794	6,941

Operating Expenses:
Selling, general and administrative	8,916	10,651	13,224
Research and development	4,067	5,400	6,103
Restructuring charges(6)(7)	600	2,386	2,386

Total operating expenses	13,583	18,437	21,713

Loss from operations	(6,921)	(14,643)	(14,772)
Total other income (expense)	341	874	800

Loss before taxes and extraordinary items	(6,580)	(13,769)	(13,972)
Provision for income taxes	—	2	(21)

Loss before extraordinary items	(6,580)	(13,771)	(13,951)
Extraordinary items(8)	(1,050)	—	—

Net loss	(7,630)	(13,771)	(13,951)
Non-cash common stock warrant benefit(9)	1,059	—	—
Deemed dividend upon issuance to and subsequent repurchase of stock from PerkinElmer, Inc.(10)	(8,000)	(2,811)	(2,811)

Net loss attributable to common stockholders	$(14,571)	$(16,582)	$(16,762)

Net Loss Per Share, Basic and Diluted:
Loss per share before extraordinary items	$(0.44)	$(0.56)	$(0.44)
Net loss per share	$(0.51)	$(0.56)	$(0.44)
Net loss per share attributable to common stockholders	$(0.97)	$(0.67)	$(0.53)
Weighted average common shares	15,017	24,592	31,393

Consolidated Balance Sheet Data:	As of September 30, 2001
(in thousands)	Actual	Pro Forma

	(unaudited)
Cash and cash equivalents	$18,612	$16,112
Total assets	41,594	57,213
Total debt	2,525	2,602
Total stockholders’ equity	$32,702	$44,995

(5)	In September 2001, Genomic Solutions recorded an inventory impairment charge of $1,180,000.

(6)	In May 2000, Genomic Solutions recorded a restructuring charge of $600,000 to close the Chelmsford, Massachusetts proteomic facility.

(7)	In September 2001, Genomic Solutions recorded a restructuring of approximately $2,386,000 to close its Lansing, Michigan engineering and production facility; to reduce the corporation’s workforce by 25% by the end of 2001; to record the impairment of goodwill originating from the acquisition of PBA Technologies, Ltd. and the electrophoresis and gel services business of ESA, Inc.; and to record the impairment of long lived assets and the loss on sale and disposal of assets.

(8)	In 2000, Genomic Solutions accounted for an amendment to subordinated notes as an extinguishment of debt and recorded an extraordinary loss of $1,050,000.

(9)	In 2000, Genomic Solutions recorded decretion of approximately $1,059,000 on the common stock warrants.

(10)	In 2000, Genomic Solutions recorded a charge of $8,000,000 related to the beneficial conversion feature associated with the issuance of Series P preferred stock to PerkinElmer, Inc. In April 2001, Genomic Solutions recorded a deemed dividend charge of approximately $2,811,000 related to the repurchase of a portion of these shares held by PerkinElmer, Inc.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND
OPERATING DATA OF CARTESIAN

      We are providing the following financial information to help you analyze the merger. This financial information is derived from Cartesian’s unaudited financial statements for the years ended December 31, 1996 through December 31, 1998 and the ten months ended October 31, 1999, and audited financial statements for the year ended October 31, 2000. This information is only a summary and should be read in conjunction with Cartesian’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Cartesian’s consolidated financial statements and related notes contained elsewhere in this proxy statement/prospectus/consent solicitation.

      The results of operations for the nine months ended July 31, 2000 and July 31, 2001, and the consolidated balance sheet data as of July 31, 2001, are derived from Cartesian’s unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation and are not necessarily indicative of results that may be expected for the full fiscal year.

						Nine Months Ended
Consolidated Statement of	Years Ended December 31,			10 Months	Year	July 31,
Operations Data:				Ended	Ended
(in thousands)	1996	1997	1998	10/31/99(1)	10/31/00	2000	2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Revenue	$473	$1,640	$2,583	$3,575	$7,712	$4,765	$6,907
Cost of revenue	342	683	1,193	1,815	4,325	2,572	3,760

Gross profit	131	957	1,390	1,760	3,387	2,193	3,147
Operating expenses	241	822	1,346	1,574	3,875	2,809	3,136

Income (loss) from operations	(110)	135	44	186	(488)	(616)	11
Total other income (expense)	—	(33)	—	(13)	19	33	(74)

Income (loss) before taxes and minority interest	(110)	102	44	173	(469)	(583)	(63)
Provision for (benefit from) income taxes(2)	1	1	1	4	(159)	(200)	(23)
Minority interest in loss of subsidiary	—	—	—	—	16	42	—

Net income (loss)	$(111)	$101	$43	$169	$(294)	$(341)	$(40)

	As of December 31,			As of October 31,		As of
Consolidated Balance Sheet Data:						July 31,
(in thousands)	1996	1997	1998	1999	2000	2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)
Total assets	$143	$288	$835	$1,557	$5,051	$5,525
Total debt	—	—	190	174	383	220
Total stockholders’ equity (deficit)	$(202)	$(52)	$(68)	$97	$1,462	$1,430

(1)	Cartesian changed its fiscal year from a calendar year to an October 31 fiscal year effective October 31, 1999.

(2)	For the period from January 1, 1996 to January 21, 2000 Cartesian elected to be taxed as an S corporation under the Internal Revenue Code, whereby income and expense items are included in the personal returns of each stockholder.

HISTORICAL AND PRO FORMA PER SHARE DATA
OF GENOMIC SOLUTIONS AND CARTESIAN

      The following table shows information about net loss and book value per share of common stock of Genomic Solutions and Cartesian. The unaudited pro forma data below is for illustrative purposes only. The pro forma net loss per common share information has been prepared as if the merger had taken place at the beginning of each of the periods presented. The historical book value per share is computed by dividing the stockholders’ equity as of the dates presented by the actual common shares outstanding as of those dates, and has been prepared as if the merger had taken place on each of those dates.

      Information identified as “Equivalent pro forma amount of Cartesian” was obtained by multiplying the related pro forma amounts by the exchange ratio of 4.16682. This information is presented to reflect the fact that Cartesian stockholders will receive 4.16682 shares of Genomic Solutions common stock for each share of Cartesian common stock.

      You should read the information below together with our historical financial statements and related notes thereto contained elsewhere in this document. You should also read the information contained in “Unaudited Pro Forma Condensed Combined Financial Information” contained elsewhere in this document. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

		For the Year
	For the Nine Months	Ended
	Ended	December 31,
	September 30, 2001(1)	2000(2)

Net Loss Per Share Before Extraordinary Items
Genomic Solutions, Historical
Basic	$(0.56)	$(0.45)
Cartesian, Historical
Basic	(0.03)	(0.20)
Diluted	(0.02)	(0.20)
Pro Forma Combined
Basic and diluted	(0.44)	(0.34)
Equivalent Pro Forma Amount for Cartesian
Basic and diluted	(1.83)	(1.42)

		As of
	As of September 30,	December 31,
	2001(3)	2000(4)

Book Value Per Common Share
Genomic Solutions, Historical	$1.33	$2.08
Cartesian, Historical	0.91	0.93
Pro Forma Combined	1.43
Equivalent Pro Forma Amount for Cartesian	5.97

(1)	For Genomic Solutions, the data presented is for the nine months ended September 30, 2001. For Cartesian, the data presented is for the nine months ended July 31, 2001.

(2)	For Genomic Solutions, the data presented is for the year ended December 31, 2000. For Cartesian, the data presented is for the year ended October 31, 2000.

(3)	For Genomic Solutions, the data presented is as of September 30, 2001. For Cartesian, the data presented is as of July 31, 2001.

(4)	For Genomic Solutions, the data presented is as of December 31, 2000. For Cartesian, the data presented is as of October 31, 2000.

FORWARD-LOOKING STATEMENTS

      This proxy statement/ prospectus/ consent solicitation, including “Summary,” “Risk Factors,” “The Merger — Reasons for the Merger” “The Merger — Recommendations of the Genomic Solutions and Cartesian Boards of Directors,” “Opinion of Genomic Solutions’ Financial Advisor” and other sections, contains certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain statements regarding intent, belief or current expectations about matters (including statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words). Forward-looking statements are also statements that are not statements of historical fact. Because these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. These factors include, among others:

•	volatility of trading market price of Genomic Solutions stock;

•	trends for the continued growth of the business of Genomic Solutions and Cartesian;

•	our ability to achieve profitability;

•	our ability to commercialize and successfully market our products and services;

•	our ability to integrate the two businesses and other prior and subsequent mergers and acquisitions;

•	our ability to obtain financing;

•	our ability to maintain trade secrets and obtain and protect patent rights;

•	the effect of patent and product liability litigation damages and expenses;

•	our ability to attract and retain key personnel and consultants;

•	our ability to expand our market for existing products and services;

•	our ability to achieve a competitive position in the industry;

•	the effects of our accounting policies and general changes in generally accepted accounting practices;

•	general economic and business conditions; and

•	other risks and uncertainties, included in the section titled “Risk Factors.”

RISK FACTORS

      The merger involves a high degree of risk. A Cartesian stockholder who votes in favor of the merger will be choosing to invest in Genomic Solutions common stock. In addition to the other information contained in this proxy statement/ prospectus/ consent solicitation, the appendices and exhibits hereto, you should carefully consider the following risk factors in determining how to vote.

Risks Related to the Merger

Our stock price may be volatile and may lead to losses by investors and result in securities litigation

      The trading price of Genomic Solutions common stock may be subject to wide fluctuation. Between Genomic Solutions’ initial public offering on May 5, 2000 and the conversion of all of its callable common stock to common stock on April 18, 2001, the per share sales price of its callable common stock on the Nasdaq National Market fluctuated from a low of $1.906 to a high of $27.938. Since April 19, 2001, the per share sales price of Genomic Solutions’ common stock on the Nasdaq National Market fluctuated from a low of $1.50 to a high of $5.42. Genomic Solutions believes that the volatility of its stock price does not necessarily relate to its performance and is consistent with volatility experienced in the life science industry.

      Factors that might cause the market price of Genomic Solutions common stock to fluctuate include:

•	changes in our business or results of operation;

•	quarterly variations in operating results or growth rates;

•	changes in estimates or recommendations by securities analysts;

•	market conditions related to investor interest in life science and biotechnology stocks;

•	general conditions in the industry;

•	announcements of mergers and acquisitions and other actions by competitors;

•	regulatory and judicial actions;

•	general economic conditions; and

•	announcements of product developments and other events.

      If we are unable to address these risks or any other problems that we encounter in combining our businesses, our business may be disrupted, we could incur costs that are higher than expected and we may suffer increased losses.

The fixed exchange ratio may lessen the consideration paid to Cartesian stockholders in the merger or, conversely, may result in Genomic Solutions paying more in the merger than originally expected

      Each outstanding share of Cartesian common stock will be converted into 4.16682 shares of Genomic Solutions common stock when the merger is completed. This exchange ratio will not be adjusted for changes in the market price of Genomic Solutions common stock before the merger is completed. The market price of Genomic Solutions common stock may vary significantly between now and completion of the merger. If the market price of Genomic Solutions common stock increases or decreases before the merger is completed, the market value of the Genomic Solutions common stock issued in the merger would correspondingly increase or decrease. Cartesian stockholders will not be compensated for decreases in the market price of Genomic Solutions common stock. Similarly, Genomic Solutions will not receive any extra benefit for increases in the market price of Genomic Solutions common stock.

We will face challenges in integrating Cartesian into Genomic Solutions and, as a result, may not realize the expected benefits of the merger

      Integrating the operations and personnel of Cartesian with Genomic Solutions will be a complex process. Employees and management of the two companies have played a key role in creating each business, and this, in turn has been an important motivational factor. The successful integration of our research, development, finance, project management and human resources into a single organization will alter these prior relationships and affect productivity. In addition, it is likely to divert the attention of our management from ongoing operations and could lead to a loss of momentum in our operations. Further, the process of combining Cartesian with Genomic Solutions could negatively affect employee morale and our ability to retain some of our key employees after the merger. The loss of certain employees could result in a delay or disruption of one or more of our planned research and development programs.

We will incur significant merger-related and integration-related expenses

      Merger-related transaction costs consist principally of charges related to investment banking fees, professional services, registration and other regulatory costs, and are expected to be approximately $900,000. In addition, we expect to incur pre-tax charges to operations to reflect costs associated with combining the operations of the two companies. These charges will be determined and recorded after the merger. Additional unanticipated expenses may be incurred in the integration of our businesses. Although we expect that the elimination of duplicative expenses as well as the realization of other efficiencies related to the integration of the businesses may result in cost savings, we cannot assure you that these benefits will be achieved in the near term or at all.

Cartesian stockholders will suffer immediate earnings dilution and may suffer additional earnings dilution

      For the nine months ended September 30, 2001, Genomic Solutions suffered a net loss (before extraordinary items) of $0.56 per share and Cartesian incurred net loss of $0.03 per share. If the merger had occurred as of that date, Cartesian would have suffered a net loss (before extraordinary items) of $1.83 per equivalent share (adjusted for the exchange ratio). We may continue to incur substantial operating losses in the future, resulting in further losses on a per share basis. See Unaudited Pro Forma Condensed Combined Financial Information on page 58, which discloses the pro forma effect on historical loss per share information.

Cartesian stockholders may not be able to sell their shares at a time that is convenient and profitable for the stockholder

      For Cartesian stockholders, the limitations and restrictions on resale contained in the lock-up agreement may have the effect of preventing a sale at a time, or at the price, desired by the stockholder. This could lead to the stockholder realizing a price upon any later sale which is less than that which could have been realized if the restrictions and limitations under the lock-up agreement were not applicable.

Uncertainties associated with the merger may affect our ability to attract and retain key personnel

      Current and prospective employees of Genomic Solutions and Cartesian may experience uncertainty about their future roles with us. This uncertainty may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel both before and after the merger.

Risks Related to Our Business after the Merger

We may need additional capital to support our operations, which may be unavailable or costly

      Based on our current plans, we believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund our operating expenses, debt obligations and capital requirements, on both a short-term and long-term basis. However, we may need to raise additional capital to fund our research and development programs, to scale up manufacturing activities, to commercialize our products and services, to expand our sales and marketing capabilities and to fund unforeseen expenses. Many factors, some of which are beyond our control, will determine when and how much funds we will need, and we may need funds sooner than currently anticipated. Even if we have sufficient funds for our operating plans, we may choose to raise additional capital due to market conditions or strategic considerations.

Genomic Solutions and Cartesian have a history of losses and we may not be profitable in the future

      Genomic Solutions and Cartesian have a history of net losses. Genomic Solutions has incurred net losses for each of the last five fiscal years and for the nine months ended September 30, 2001. As of September 30, 2001, Genomic Solutions had an accumulated deficit of $55.7 million. Cartesian incurred net losses of approximately $294,000 for the fiscal year ended October 31, 2000. We may continue to experience significant operating losses. As a result, we need to generate significant revenues to achieve and maintain profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis.

Our systems and products may fail to maintain or achieve sufficient market acceptance, which would impair our ability to generate sales revenue

      The commercial success of our systems and products will depend upon continued and expanding market acceptance of our DNA microarray and proteomic systems and products and Cartesian’s high speed dispensing products by pharmaceutical and biotechnology companies, academic research centers and government-funded research laboratories. Market acceptance depends on many factors, including researchers’ belief that our systems are an attractive alternative to current technologies for the generation, acquisition, analysis and management of genomic, proteomic and other drug discovery information. These potential customers may be reluctant to accept newer technologies which may require learning new techniques and procedures and abandoning or modifying current methodologies with which they are comfortable and familiar.

The relatively high price of our products and services may deter potential customers from buying our systems

      The costs of our products may deter potential customers from buying our products. We may be required by competitive forces or for other reasons to discount the price of our products to generate sales. Furthermore, our failure to place sufficient quantities of our systems will have a material adverse effect on our ability to sell consumables. Market acceptance of our products could be adversely affected by limited funding available for capital acquisitions by our customers, as well as internal obstacles to customer approvals for purchases of our products. Because of these and other factors, we may not be able to maintain or achieve sufficient market acceptance to become profitable.

Our products will require additional development to remain competitive, which we may be unable to achieve in a timely and cost-effective manner

      While our products have been sold commercially by Genomic Solutions and Cartesian, our currently available microarray, proteomic and high speed dispensing products may require design and functional modifications as scientific procedures and methods change. As scientific knowledge advances, we anticipate a need for new instrumentation, software and consumable products. Any future products will require significant development, investment and testing. We may need to undertake costly and time-consuming efforts to achieve these objectives. We cannot assure you that we will successfully design, develop, manufacture, market or sell any future products in a timely and cost-effective manner, if at all, or that we will be able to sustain or increase sales revenue from our current systems and products.

Concentration of customers may limit our market and our ability to achieve sales growth

      We expect that our customers will be concentrated in a limited number of pharmaceutical and biotechnology companies, academic research centers and government-funded research laboratories that can afford our systems. Forty-five percent of Genomic Solutions’ fiscal 2000 revenue and 75% of Cartesian’s fiscal 2000 revenue was from sales to pharmaceutical and biotechnology companies. As a result, our financial performance may depend on large orders from a limited number of customers, and the loss of, or reduction in, purchase orders from our customers will impair our sales. If consolidation trends in the pharmaceutical and biotechnology industries continue, the number of our current and potential customers could decrease. If this occurs, our large customers may seek reductions in the prices of our products and services based on volume purchases.

The recent economic downturn and terrorist attacks may adversely affect our business.

      Our ability to sell our products is dependent upon the general economic environment in which our customers operate. The recent weakening consumer confidence in the U.S. and global marketplace could cause longer sales cycles and slower growth. In addition, our business depends upon personal interactions of our sales force and our customers. Typically before a sale is consummated, the customer visits our facilities to receive a demonstration of the products. As a result of the recent terrorist attacks in New York City and Washington, D.C., heightened security measures have significantly disrupted air travel. If our customers are unwilling to travel by air, our sales could be adversely effected.

If we fail to achieve and maintain the high manufacturing standards that our products require, or if we are unable to develop additional manufacturing capacity, our commercial opportunity will be reduced or eliminated

      Our microarray and proteomic systems and Cartesian’s high speed dispensing products require careful calibration and precise, high-quality manufacturing. If we fail to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, design defects or component failures, we could experience product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that will impair our sales. Despite our high manufacturing standards, we cannot completely eliminate the risk of errors, defects or failures. If we are unable to manufacture our products on a timely basis at acceptable quality and cost and in commercial quantities, or if we experience unanticipated technological problems or delays in production, our commercial opportunity will be reduced or eliminated.

The sales cycle for our products is lengthy and we may spend significant time on sales opportunities with no assurance of success

      Our ability to obtain customers for our products depends in significant part upon the perception that our products can help accelerate drug discovery and development efforts. The sales cycle for our systems is typically between three and six months due to the education effort that is required. Our sales efforts often require sales presentations to various departments within a single customer, including research and development personnel and key management. In addition, we may be required to negotiate agreements containing terms unique to each customer. We may expend substantial funds and management effort with no assurance that we will successfully sell our systems or products to the customer.

We depend on third-party suppliers, and any failure to obtain product components from these suppliers in a timely manner will interfere with our ability to produce our products

      The lasers, filters and optics used in our GeneTAC™ Biochip Analyzers, the fluid transport mechanism used in our GeneTAC™Hybridization Station, and the valves used in Cartesian’s highspeed dispensing products are supplied by a limited group of suppliers. These products accounted for approximately 59% of Genomic Solutions’ 2000 revenue and approximately 49% of Cartesian’s 2000 revenue. If we are unable to obtain these parts from our suppliers, we may be unable to secure an alternative supplier within a reasonable time period, or on commercially reasonable terms, if at all. Our reliance on outside vendors generally, and a sole or a limited group of suppliers in particular, could also result in reduced control over quality, pricing and time of receipt of materials and components.

Any reduction, delay or termination of government research funding could reduce, or cause timing fluctuations in, our sales

      Approximately 55% of Genomic Solutions’ 2000 revenue and 25% of Cartesian’s 2000 revenue was from sales to researchers, universities, government laboratories and private foundations whose funding may be partially dependent upon grants from government agencies like the U.S. National Institutes of Health and similar domestic and international agencies. Although the level of research funding has increased during the past several years, these increases may not continue or research funding may be reduced. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable.

Also, government proposals aiming to reduce or eliminate budget deficits have sometimes included reduced allocations or delays or terminations of funding to the National Institutes of Health and other government agencies that fund research and development activities. A reduction in government funding for the National Institutes of Health or other government research agencies could result in lower sales or cause fluctuations in our sales and operating results.

We depend on our distribution arrangement with PerkinElmer, Inc. and any failure by PerkinElmer to fulfill its obligations under the distribution agreement could adversely affect our revenues

      We depend on PerkinElmer, Inc. to sell our products in every country except the United States and Japan. In April 2001, we entered into a revised distribution agreement with PerkinElmer that contains certain quarterly and annual minimum revenue volumes. If PerkinElmer fails to achieve these minimum volumes, we can elect to terminate PerkinElmer’s exclusivity under the distribution agreement. PerkinElmer also purchases products from Cartesian on an OEM basis.

      On July 15, 2001, PerkinElmer announced that it intended to acquire Packard Bioscience, a competitor of Genomic Solutions. If PerkinElmer fails to achieve the minimum volume contained in the distribution agreement as a result of the acquisition of Packard Bioscience or otherwise, and we are unable to replace PerkinElmer with a distributor of equal caliber, our revenues will be adversely affected.

The risks associated with maintaining international operations could adversely affect our business

      The sale and manufacture of our products internationally involve a number of risks, including:

•	difficulties in staffing and managing foreign operations;

•	costs and risks of deploying systems in foreign countries;

•	changes in regulatory requirements;

•	licenses, tariffs and other trade barriers;

•	limited protection of intellectual property rights;

•	the burden of complying with a wide variety of complex foreign laws and treaties;

•	potentially adverse tax consequences; and

•	political and economic instability.

      Our international operations also will be subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high-technology products. Tariffs or restrictions upon the importation or exportation of our products may be implemented by the United States or other countries which will adversely affect our ability to sustain or increase our international sales.

We are subject to foreign currency fluctuations which may affect our operating results

      A significant portion of Genomic Solutions’ business historically has been conducted in currencies other than the U.S. dollar, which is Genomic Solutions’ reporting currency. The agreement with PerkinElmer requires payment in U.S. currency. As a result, only our business in Japan will continue to be conducted in foreign currencies. Japan represented 25% of Genomic Solutions’ total revenue in fiscal 2000 and may continue to represent a large portion of our total sales. Currency fluctuations among the U.S. dollar and the currencies in which we will do business will cause foreign currency transaction gains and losses in the period incurred. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the variability of currency exposures and the potential volatility of currency exchange rates. We may choose to engage in foreign exchange hedging transactions to manage our foreign currency exposure, but our strategies may not adequately protect our operating results from the effects of exchange rate fluctuations and may expose our business to additional risk and loss.

Our failure to attract and retain skilled scientists, technicians and other key personnel could affect our ability to develop and manufacture our products and provide our services

      As of October 31, 2001 Genomic Solutions employed 144 people and Cartesian employed 48 people. Our ability to adequately service our customers will depend, in large part, on our ability to hire and retain scientists and technicians with the skills necessary to keep pace with continuing changes in genomic and proteomic research. We believe that there is a shortage of, and significant competition for, scientists and technicians with the skills and experience in biochemistry, chemistry and engineering necessary to perform the services we require. We will compete with the research departments of pharmaceutical companies, biotechnology companies, contract research companies and research and academic institutions for new personnel. We cannot assure you that we will be successful in attracting, retaining or motivating our scientific and technical personnel. Moreover, the hiring of additional personnel in product development, manufacturing and sales and marketing will increase burdens on our management, operational and financial resources. We generally will not enter into employment agreements requiring these employees to continue in our employment for any period of time. Any failure on our part to hire, train and retain sufficient qualified personnel would seriously damage our business.

We face risks associated with acquisitions that will harm our business if we do not adequately address them

      Genomic Solutions has acquired complementary technologies, product lines and personnel from several companies. This growth has placed a significant strain on Genomic Solutions’ management and operation, which we may continue to experience after the merger. Our ability to manage our growth effectively will depend on our ability to continue to implement and improve our operational, management information and financial control systems and to expand, train and manage our workforce.

      We expect to from time to time review potential acquisitions in the ordinary course of our business. These potential acquisitions will involve numerous risks, including:

•	difficulties and expenses incurred in connection with the completion of these acquisitions;

•	the subsequent assimilation of the operations, personnel and services or products of the acquired companies;

•	the loss of momentum in research and product development activities;

•	the difficulty of operating new businesses;

•	the diversion of management’s attention from other business concerns; and

•	the potential loss of key employees of the acquired company.

      Acquisitions of foreign companies may also involve the additional risks of assimilating differences in business practices and overcoming language and cultural barriers.

The market price of Genomic Solutions common stock following the merger may be adversely affected as the restrictions on resale end

      Genomic Solutions has required the lock-up agreements from Cartesian stockholders to avert a large number of Genomic Solutions shares being sold in a short period of time with the possible result of depressing the trading price for Genomic Solutions common stock. However, sales of the limited number of shares which may be sold under the lock-up agreements nevertheless may have the effect of lowering the trading price of the common stock. Also, sales of these shares after the lock up period expires may have the effect of lowering the trading price of the common stock. Finally, Genomic Solutions has the right to waive the condition that all Cartesian stockholders sign a lock-up agreement. Any such waiver may result in certain Cartesian stockholders receiving common stock which they may be able to resell immediately. Sales of any of these shares may have the effect of lowering the trading price of the common stock.

We do not expect to pay any dividends in the foreseeable future

      Genomic Solutions has never paid dividends on its common stock and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings to finance the development of our business and, consequently, may never pay cash dividends.

We and our customers are subject to significant technological uncertainty which could result in reduced acceptance and demand for our products

      Our products, and the research for which they are predominately used, involve several new and complex technologies. The instrumentation and software that comprise our systems have only recently been used in commercial applications. Scientists and technicians using our products require new technical skills and training and may experience difficulties with our products. As our products continue to be used, it is possible that previously unrecognized defects will emerge. Further, in order for us to address new applications for our products, we may have to add features and design new software. If we are unable to validate or achieve the improvements in our products necessary for their continued successful commercialization, the demand for our products will suffer.

      The outcomes of research based on technologies using our products will be subject to the risks of failure inherent in the development of new technologies. These risks include the possibility that:

•	any products based on these technologies are ineffective, unreliable or unsafe, or otherwise fail;

•	producers will be unable to manufacture the products on a large scale or market the products economically;

•	proprietary rights of third parties will preclude the marketing of the products; and

•	third parties will market equivalent or superior products.

      The failure of research and development activities using our products to result in commercially viable products could reduce the demand for our products.

We face intense competition which could result in reduced acceptance and demand for our products

      The gene expression, proteomic and high throughput screening research markets are intensely competitive, highly fragmented and rapidly changing. We will compete with many companies in the United States and abroad that are engaged in the development and production of products that analyze genomic and proteomic information and equipment used for high speed dispensing.

      Currently, our principal competition comes from established companies and organizations providing products that use existing technologies which perform many of the same functions for which we will market our systems. These products include a variety of established assays and tests, including gel-based technologies. Future competition in the genomic, proteomic and high throughput screening research fields will likely come from existing competitors as well as other companies seeking to develop new technologies for such markets. In addition, pharmaceutical and biotechnology companies have significant needs for genomic and proteomic information and high speed dispensing equipment and may choose to develop or acquire competing technologies to meet these needs. If we are unable to compete effectively, there will be reduced acceptance of and demand for our products.

      Many of our competitors have greater financial, technical, research, marketing, sales, distribution, service and other resources than we will. Moreover, our competitors may have greater name recognition and more extensive customer bases than we will, and they may offer discounts as a competitive tactic. In addition, several development-stage companies are currently producing or developing products that compete with or will compete with our products. Our competitors may develop or market technologies or products that are more effective or commercially attractive than our current or future products, or that may render our technologies and products obsolete.

We may be involved in lawsuits to protect or enforce our patents, which would be expensive and, if we lose, may cause us to lose some of our intellectual property rights, which would reduce our ability to compete in the market

      Our success will depend on our ability to obtain and protect patents on our technology and to protect our trade secrets. Our issued and future patents may not afford meaningful protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or unenforceable. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Competitors may develop products similar to ours that do not conflict with our patents. They may have filed applications or obtained patents or proprietary rights competitive with or similar to ours. In order to protect or enforce our patent rights, we may initiate patent litigation which would be expensive, take significant time and divert management’s attention from other business concerns. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications may take several years.

The rights we will rely upon to protect the intellectual property underlying our products may not be adequate, which could enable third parties to use our technology, reducing our ability to compete in the market

      We will rely on trade secret protection for some of our confidential and proprietary information for which we have not sought patent protection. We believe that we have developed proprietary technology and processes relating to numerous aspects of our biochip and proteomic systems. We have taken measures to protect our proprietary technologies and processes and continue to explore ways to enhance these protections. We require our employees, consultants and advisors to execute confidentiality agreements. However, we cannot guarantee that these agreements will provide us with adequate protection against improper use or disclosure of confidential information. Further, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets.

Our success will depend on our ability to operate without infringing or misappropriating the proprietary rights of others

      We cannot be certain that U.S. or foreign patents or patent applications of other companies do not exist or will not issue that would materially and adversely affect our ability to commercialize our products. We may be sued for infringing or misappropriating the patent or other intellectual property rights of others. Intellectual property litigation is costly, even if we prevail. In addition, litigation is time consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license requiring royalty payments. Any required license may not be available to us on acceptable terms, or at all. In addition, some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent which we infringe, we may be unable to sell some of our products.

Ethical concerns surrounding the use of genomic information and misunderstanding of the nature of our business could frustrate our ability to develop and sell our existing products and new products

      Genetic screening of humans is used to determine individual predisposition to medical conditions. Genetic screening has raised ethical issues regarding the confidentiality and appropriate uses of the resulting information. Government authorities may regulate or prohibit the use of genetic screening to determine genetic predispositions to medical conditions. Additionally, the public may disfavor and reject the use of genetic screening.

      Genomic and proteomic research is used to determine the role of genes and proteins in living organisms. Our products are designed and used for genomic and proteomic research and drug discovery and cannot be used for genetic screening without significant modification. However, it is possible that government authorities and the public may fail to distinguish between the genetic screening of humans and genomic and proteomic research. If this occurs, our products and the processes for which our products are used may be subjected to government regulations intended to affect genetic screening. Further, if the public fails to distinguish between the two fields, it may pressure our customers to discontinue the research and development initiatives for which our products are used.

We may not have adequate insurance, and if we are subject to product liability claims, we may experience reduced demand for our products or be required to pay damages that exceed our insurance limitations

      Product liability claims asserted against us, regardless of their merit or potential outcome, may adversely effect our reputation, result in reduced demand for our products and make it more difficult for us to expand our business. Also, we cannot assure you that our current insurance policies will adequately protect us or that we can or will maintain our insurance policies on commercially acceptable terms, or at all.

COMPARATIVE MARKET PRICE INFORMATION AND DIVIDENDS

Genomic Solutions Market Price Data

      Genomic Solutions’ common stock is traded and quoted on the Nasdaq National Market under the symbol “GNSL”. The following table sets forth the high and low sale prices for Genomic Solutions’ common stock as reported on the Nasdaq National Market for the periods indicated commencing on May 5, 2000, the date of Genomic Solutions’ initial public offering.

	High	Low

Fiscal Year Ended December 31, 2000
Second Quarter, commencing on May 5, 2000 and ended June 30, 2000	$17.375	$7.875
Third Quarter	30.125	11.813
Fourth Quarter	18.813	4.938
Fiscal Year Ended December 31, 2001
First Quarter	$8.125	$2.500
Second Quarter	5.890	1.750
Third Quarter	4.190	1.620

Cartesian Market Price Data

      Cartesian’s common stock is not traded in any securities market.

Recent Closing Prices and Dividends

      On November 30, 2001, the last reported sales price for Genomic Solutions’ common stock as reported by the Nasdaq National Market was $2.12. As of that date there were approximately 136 holders of record of the common stock.

      Genomic Solutions has not paid cash dividends on its common stock. In April 2000, Cartesian distributed an aggregate of $300,000, in the form of a dividend, to its stockholders of record as of January 20, 2000. After the merger, we intend to retain any earnings for use in our operations and do not anticipate paying cash dividends in the foreseeable future.

THE MERGER

      The discussion of the merger and the merger agreement in this proxy statement/ prospectus/ consent solicitation does not purport to be complete and is subject to, and qualified in its entirety by reference to, the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus/consent solicitation as Appendix A. We urge all stockholders to read the merger agreement in its entirety.

Overview

      We are furnishing this proxy statement/ prospectus/ consent solicitation to Genomic Solutions stockholders and Cartesian stockholders in connection with the solicitation of proxies for use at Genomic Solutions’ special stockholder meeting and the solicitation of written consents from Cartesian’s stockholders.

      Holders of Genomic Solutions common stock will be asked to vote and holders of Cartesian common stock will be asked to consent in writing on the adoption of the merger agreement. The merger will not be completed unless Genomic Solutions’ and Cartesian’s stockholders approve the adoption of the merger agreement.

      The merger agreement provides that Cartesian will be merged with and into Genomic Solutions’ wholly-owned subsidiary, Cartesian Acquiring Corporation, with Cartesian Acquiring Corporation being the surviving corporation. In the merger, each outstanding share of Cartesian common stock will be converted into the right to receive 4.16682 shares of Genomic Solutions common stock and a pro rata portion of the aggregate cash consideration. The aggregate cash consideration to be paid by Genomic Solutions will be $2.5 million. This amount, reduced by certain amounts owed by Cartesian for non-trade payable debts immediately prior to the effective time of the merger, will be distributed pro rata to Cartesian stockholders together with Genomic Solutions common stock issued in the merger. Such non-trade payable debts total approximately $1.7 million and include a Small Business Administration Loan of approximately $123,000, a loan from a shareholder of approximately $560,000, payments to BioDot, Inc., an affiliate of Cartesian, of approximately $775,000 for net loans to Cartesian, approximately $30,000 for software licensing fees to unrelated software providers, approximately $54,000 of transaction expenses net of amounts to be paid by Genomic Solutions and a loan of approximately $160,000 obtained on behalf of Cartesian’s subsidiary. The aggregate amount of non-trade payable debts could change depending on the date of the merger closing which will affect both the payoff amounts of the loans and the final amount of the costs and expenses incurred in connection with the merger. The amount of cash to be distributed with respect to each of the 1,632,103 outstanding Cartesian shares is estimated to be between $0.47 and $0.49. This per share amount could vary further if any outstanding options to purchase Cartesian shares are exercised prior to the merger.

      Holders of Cartesian options may elect to exercise their options before the merger and receive shares of Genomic Solutions common stock and cash in the merger or to exchange their Cartesian options for replacement options to purchase Genomic Solutions common stock. If no Cartesian options are exercised before the merger, Genomic Solutions will issue 6,800,679 shares of common stock to stockholders of Cartesian and will grant replacement options to purchase 449,321 shares of Genomic Solutions common stock to holders of outstanding Cartesian stock options. For each share of Cartesian common stock acquired by a Cartesian option holder upon the exercise of a Cartesian stock option before the merger, an additional 4.16682 shares of Genomic Solutions common stock will be issued to Cartesian’s stockholders in the merger and the number of shares of Genomic Solutions common stock issuable to former Cartesian option holders under replacement options will be reduced by 4.16682 shares.

Background of the Merger

      The respective management groups of Genomic Solutions and Cartesian review, on a continuing basis, the strategic focus of their companies in light of the rapidly changing competitive environment of the biotechnology industry. An objective of these strategic reviews is to identify opportunities to enhance stockholder value.

      In April 1999, Greg Kinch and Edward Burnham, representatives of Genomic Solutions, attended a Cartesian presentation at the Center for Disease Prevention and Control in Atlanta, Georgia. Following the presentation, Mr. Kinch and Mr. Burnham spoke with Dr. Don Rose of Cartesian to learn more about the company. The parties agreed that because they were both operating in the newly emerging DNA microarray market, they would have further discussions regarding possible collaborations or joint opportunities.

      Approximately two weeks later, Jeff Williams, President and Chief Executive Officer of Genomic Solutions, and Tom Tisone, President of Cartesian spoke by telephone. The conference was introductory and the parties generally discussed ways they might work together in the future. The companies determined that they had other more pressing concerns and opportunities and put off any further discussions.

      In the summer of 2000, Mr. Kinch was appointed Vice President of Business Development at Genomic Solutions. His responsibilities included identifying potential technology partners, collaborators or acquisition candidates. Having loosely followed Cartesian’s progress in developing systems for printing DNA microarrays, Mr. Kinch, in conjunction with company management, determined that Genomic Solutions should pursue further discussions with Cartesian on potential mutually beneficial opportunities. Also in the summer of 2000, Ed Lagerstrom of Dain Rauscher Wessels (re-branded RBC Capital Markets, effective November 1, 2001 and hereafter “RBC Capital Markets”), Genomic Solutions’ financial advisor identified Cartesian as a potential strategic partner of Genomic Solutions and suggested the company engage Cartesian in further business discussions.

      On November 9, 2000, Mr. Kinch went to Cartesian’s offices in Irvine, California and met with Tom Tisone, Michael Surmanian, Don Rose and David Lorenz, the senior management team at Cartesian, to discuss a potential relationship with Genomic Solutions. The parties discussed market synergies between the companies, including microarray products for genomic research, proteomic products for protein research and ways in which Cartesian’s liquid handling products could improve Genomic Solutions technologies. The parties agreed to exchange confidentiality agreements and business plans to facilitate further discussions.

      On November 30, 2000, Messrs. Tisone, Surmanian, Rose and Lorenz visited Genomic Solutions facilities to learn more about the company. A presentation was given by Jeff Williams, Andy Jakimcius, Mike Kane and Mike Pisano of Genomic Solutions. Several telephone conferences followed but the discussions concluded without any proposal for a business combination or other agreement between the parties. No further discussions or activities between the companies took place from January 2001 until June of 2001.

      At its quarterly meeting in April, 2001, the Genomic Solutions board of directors directed management to aggressively identify and pursue strategic acquisitions of other companies engaged in the life sciences instrumentation fields. Mr. Kinch contacted Mr. Lagerstrom of RBC Capital Markets to follow up on companies that were actively seeking or would consider acquisition. Mr. Lagerstrom presented Genomic Solutions with a list of companies, which included Cartesian. Following the board meeting, Mr. Williams, Mr. Kinch and Gary Kendra, Genomic Solution’s general counsel, reviewed the list of companies and determined that Cartesian would make a good strategic fit with Genomic Solutions and that prior meetings revealed that the two companies shared similar corporate cultures.

      In early June, 2001, Mr. Lagerstrom obtained a copy of Cartesian’s Confidential Information Memorandum describing Cartesian’s business and financial position. The Confidential Information Memorandum described Cartesian, its products and operations and ownership and contained Cartesian’s current financial statements, as well as historical financial data, a business plan and financial forecasts. After reviewing the Memorandum, Genomic Solutions senior management determined that Cartesian would be a good strategic fit and offered the possibility of an accretive acquisition of a near profitable company.

      At the time the negotiations with Genomic Solutions began, Cartesian was seeking access to additional capital and needed resources in order to fund current and projected growth. Cartesian was considering pursuing three possible alternatives: a merger with a publicly traded company; additional bank financing; and/or a venture capital investment. In addition to Genomic Solutions, Cartesian contacted four other companies, three banks and a venture capital firm. Following a preliminary discussion and expression of interest to Cartesian’s financial advisor, each of these candidates was furnished with a copy of the Confidential Information Memorandum. Follow-up discussions took place and subsequent meetings were held at Cartesian’s facilities with six of the eight other parties contacted. Prior to entering into negotiations with Genomic Solutions, a merger proposal was received from one of the prior contacts. The proposal offered Cartesian the choice of receiving a fixed number of the buyer’s shares valued at its current market price or, in the alternative, cash at a per share value lower than the buyer’s stock price. The initial merger proposal was acceptable to Cartesian. The buyer’s stock price subsequently dropped and the buyer revised its proposal to offer Cartesian the choice of either the same number of buyer’s shares as in the original proposal, valued at the lower per share price, or, in the alternative, cash at a significantly lower per share value than contained in the original proposal. Cartesian rejected the revised proposal as inadequate because it significantly reduced the amount of consideration that Cartesian’s stockholders would receive. This suitor’s initial proposal was for a higher per share consideration to Cartesian and its stockholders than in the Genomic Solutions merger proposal and the revised proposal was for a lower per share consideration than the Genomic Solutions merger proposal.

      In addition, both the initial and revised proposals provided that the buyer would issue unregistered shares of common stock in the merger with subsequent registration rights covering only 50% of the shares to be issued in the merger. Also, the proposals rejected Cartesian’s request for a bridge loan, which Cartesian needed for working capital purposes.

      On June 21, 2001, Mr. Kinch, Mr. Kendra and Ms. Shannon Richey of Genomic Solutions went to Irvine, California to meet with Cartesian management. At that time, Dr. Tisone, David Gracie, comptroller of Cartesian, and Charles Dragone, Cartesian’s financial advisor, gave a presentation on Cartesian and its products and financial prospects. They further briefed Genomic Solution’s representatives on the Cartesian business, including its organizational history, historic and target customers, historic and planned product offerings, and financial projections. The presentation was followed by a general discussion about the possible benefits from a business combination of Cartesian and Genomic Solutions. The meeting concluded with Genomic Solutions representatives indicating that they verified the company’s interest in moving forward and would provide a draft letter of intent for a proposed transaction.

      Subsequent to the meeting, Ms. Richey created a financial model of the combined Genomic Solutions/ Cartesian entity based on preliminary financial data provided by Cartesian. On July 2, 2001, Mr. Williams and Genomic Solutions senior management met to discuss the June visit to Cartesian and the company’s interest in acquiring Cartesian. After detailed discussions, it was determined that Cartesian was a good fit strategically and that the management of the two companies shared similar cultures and philosophies. It was further determined that given the locations of the offices of the respective companies, some economies could be gained by consolidation into existing space. As a result, the management team decided to further pursue an acquisition of Cartesian.

      During early July of 2001, Messrs. Williams, Kendra and Kinch, in consultation with Mr. Lagerstrom and Mr. Rob Anderson of RBC Capital Markets, engaged in numerous discussions concerning the type of offer to present to Cartesian. Mr. Lagerstrom had concurrently engaged in discussions with Mr. Dragone in an effort to determine what type of offer Cartesian was seeking.

      A draft term sheet was prepared and delivered to Mr. Dragone and Dr. Tisone on July 10, 2001. The term sheet provided that Genomic Solutions would merge Cartesian into a controlled subsidiary. Under the proposal Cartesian shareholders would receive $2,500,000 cash plus $25,000,000 worth of Genomic Solutions stock (representing an approximately 23% interest in Genomic Solutions) in exchange for their Cartesian shares. The proposal further required that Cartesian be debt-free at the time of the transaction.

      After the proposal was forwarded to Cartesian, Mr. Dragone and Mr. Lagerstrom engaged in several discussions regarding the terms of the proposal. On July 15, in response to the proposal, Mr. Dragone indicated that Cartesian wanted to acquire a fixed number of shares and further wanted Genomic Solutions to assume the trade debt of Cartesian. Mr. Dragone also indicated that because of Cartesian operating cash requirements, Cartesian wanted to borrow $500,000 from Genomic Solutions to support its business operations. This amount would be repaid in the event that a deal was not consummated.

      Mr. Lagerstrom and Mr. Dragone engaged in further negotiations regarding the number of fixed shares to be provided to Cartesian and the terms of the loan to Cartesian. Genomic Solutions insisted that the loan be secured and that definitive payment terms be set forth. On July 19, 2001, Mr. Williams advised the Genomic Solutions board of directors that a deal had been reached in principle to acquire Cartesian for 7.25 million shares of Genomic Solutions common stock and cash consideration of $2.5 million. He provided the board with information and materials describing Cartesian and a draft term sheet outlining the general terms of the proposed transaction.

      During the next two weeks, Genomic Solutions and its advisors commenced negotiations on and document drafting for the secured loan to be made to Cartesian and the revised term sheet. Among the negotiation issues were priority of the loan, interest rate, timing of repayment and security. Drafts of the loan documents and further drafts of the term sheet containing word changes and technical revisions were exchanged between the parties.

      On July 26, 2001, Genomic Solutions delivered a revised term sheet to Mr. Dragone and Dr. Tisone setting forth the specific terms of the bridge loan and providing Cartesian with a seat on the Genomic Solutions board of directors after consummation of the merger.

      On August 6, 2001, after receiving comments from Mr. Dragone and Dr. Tisone, Genomic Solutions circulated a revised term sheet reflecting additional language regarding the bridge loan and security agreement. On August 7, 2001, after Genomic Solutions’ counsel made a few minor modifications to the term sheet regarding assumption of equipment lease obligations, Genomic Solutions circulated a final term sheet.

      On August 7, 2001, Cartesian executed and delivered loan and security documents to Genomic Solutions and Genomic Solutions funded $250,000 to Cartesian. On August 8, 2001, the parties executed a revised term sheet.

      After executing the term sheet, management and financial and legal advisers of both Genomic Solutions and Cartesian commenced due diligence review of the respective companies and businesses at Genomic Solutions’ facilities in Ann Arbor, Michigan and at Cartesian’s facilities in California, North Carolina and Huntingdon, United Kingdom. Counsel for Genomic Solutions commenced preparation of the merger agreement, voting agreement and ancillary documents for the proposed transaction.

      On August 22, 2001, the board of directors of Genomic Solutions met to review the proposed transaction with Cartesian, as well as other general matters at its regularly scheduled quarterly meeting.

      On August 23, 2001, Genomic Solutions funded the remaining $250,000 of the $500,000 loan to Cartesian.

      On September 4, 2001 the board of directors of Genomic Solutions met again to review the proposed terms of the Cartesian transaction. At the meeting, the board of Genomic Solutions discussed with RBC Capital Markets, its financial adviser for the transaction, certain financial aspects of the proposed transaction, and Genomic Solutions’ executive team reviewed its due diligence findings.

      On September 5, 2001, the board of directors of Cartesian approved by unanimous written consent the final terms of the definitive agreement which they had previously reviewed. The board authorized and directed the officers to execute and deliver the merger agreement to Genomic Solutions.

      On September 6, 2001, Genomic Solutions’ board of directors met to consider the final terms of the definitive agreement. At the meeting, RBC Capital Markets presented summaries of financial analyses it had conducted and its written fairness opinion regarding the merger consideration. Counsel to Genomic Solutions discussed with the board the legal due diligence review of Cartesian, presented an analysis of the legal and regulatory aspects of the proposed transaction, reviewed the fiduciary obligations of the Genomic Solutions directors and described the terms of the merger agreement and related documents. The directors discussed their views of the presentations and the transaction. After extensive discussion, the board unanimously approved the merger and the merger agreement and authorized the officers to execute and deliver the merger agreement to Cartesian.

      The parties executed the merger agreement and the voting agreement after the close of business on September 6, 2001 and announced the transaction before the open of business on September 7, 2001.

      On September 28, 2001, the parties agreed to make several technical amendments to the merger agreement, and executed an amended and restated merger agreement. Unless the context indicates otherwise, all references in this document to the “merger agreement” are to the amended and restated merger agreement.

      On November 5, 2001, Genomic Solutions increased the Cartesian credit facility from $500,000 to $700,000. Advances to Cartesian under the credit facility totaled $550,000 through November 12, 2001.

Reasons for the Merger

          Joint Reasons for the Merger

      Genomic Solutions’ board of directors believes that the merger is fair to, and in the best interests of, Genomic Solutions’ stockholders. Cartesian’s board of directors believes that the merger is fair to, and in the best interests of, Cartesian’s stockholders. We believe we will create greater stockholder value in Genomic Solutions by acquiring Cartesian. After the merger, Genomic Solutions will be able to offer a broader range of products. The directors believe that the ability to offer a broader range of products will make Genomic Solutions more competitive after the merger. The directors believe that after the merger, Genomic Solutions’ capabilities, research and development teams and intellectual property will make it a leading provider of genomic-based drug discovery tools.

          Genomic Solutions’ Reasons for the Merger

      In reaching its decision to approve the merger agreement, the Genomic Solutions board of directors consulted with its management team and advisors and independently considered the proposed merger agreement and the transactions it contemplates. In the course of its deliberations, in addition to the joint benefits of the merger discussed above, Genomic Solutions’ board of directors believed the merger will have the following potential benefits:

•	the ability to broaden Genomic Solutions’ instrument product offering and technology base in the functional genomics and proteomics markets;

•	the enhanced potential for earnings and revenue growth and for achieving and maintaining profitability as a result of adding Cartesian’s complementary core competencies to those of Genomic Solutions;

•	the ability to strengthen Genomic Solutions’ position in microarray instruments and provide Genomic Solutions a strong entry in high-throughput screening instrumentation;

•	the ability to access to Cartesian’s intellectual property;

•	the ability to realize potential cost savings through the consolidation of facilities and elimination of duplicative costs;

•	competitive, financial and operational benefits of increased scale; and

•	the ability to compete more effectively after the merger in the highly competitive life science tools industry and create more opportunities to realize long-term value to stockholders.

      In the course of its deliberations, the Genomic Solutions board of directors considered a number of factors, including:

•	the opinion of RBC Capital Markets, financial advisor to Genomic Solutions, to the effect that, as of September 6, 2001, and based on and subject to the factors and assumptions set forth in its opinion, the consideration to be issued to Cartesian’s stockholders in the merger was fair to Genomic Solutions from a financial point of view;

•	the terms of the merger agreement, including the termination fee and reimbursement of expenses to be paid by defaulting parties in the event of a termination of the merger agreement for specified reasons;

•	the expectation that the merger could be completed as a tax-free reorganization for U.S. federal income tax purposes; and

•	certain financial projections provided by Cartesian.

Certain Projections

      Cartesian provided Genomic Solutions and RBC Capital Markets, Genomic Solutions’ financial advisor, with certain projected financial data for the fiscal year ended October 31, 2001 and for the calendar years 2002 through 2006 (the “Projections”). The Projections were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. Cartesian’s management prepared the Projections to assist Genomic Solutions’ management in assessing Cartesian’s future financial performance. The Projections are included in this proxy statement/ prospectus/ consent solicitation only because they were made available to Genomic Solutions and RBC Capital Markets. None of Genomic Solutions, RBC Capital Markets or Arthur Andersen LLP, Genomic Solutions’ independent certified public accountants, examined, compiled or applied any procedures with respect to the Projections or expressed any opinion or provided any kind of assurance thereon.

      While presented with numerical specificity, the Projections are based on a variety of assumptions relating to Cartesian’s business that, although considered appropriate by Cartesian at the time, may not be realized. Moreover, the Projections and the assumptions upon which they are based are subject to significant uncertainties and contingencies, many of which are beyond Cartesian’s control. Consequently, the Projections and the underlying assumptions are necessarily speculative in nature and inherently imprecise, and there can be no assurance that projected financial results will be realized. It is expected that there will be differences between actual and projected results, and projected results and actual results are likely to vary materially from those shown. Any such variance will likely increase over time. None of Genomic Solutions, RBC Capital Markets or Cartesian nor any of their respective affiliates or advisors intends to update or otherwise revise the Projections.

      In its consideration of Cartesian’s financial projections, Genomic Solutions’ board of directors gave greater weight to near-term figures, particularly those for the balance of 2001 and for 2002. Further the board acknowledged that Cartesian’s near-term projected results may be difficult to achieve fully in current markets and scaled back the expectations for Cartesian’s near-term performance.

      The inclusion of the Projections in this proxy statement/ prospectus/ consent solicitation should not be regarded as an indication that Genomic Solutions, RBC Capital Markets or Cartesian or any of their respective affiliates or advisors considers the Projections likely to be an accurate prediction of future results. The Projections are not fact and stockholders are cautioned not to place undue reliance on the Projections, which should be read in conjunction with the information relating to Cartesian’s business, assets and financial condition included elsewhere in this proxy statement/ prospectus/ consent solicitation.

CARTESIAN PROJECTIONS

(in thousands, unaudited)

		Calendar Year Ending December 31
	Fiscal Year Ending
	October 31, 2001	2002	2003	2004	2005	2006

Revenue	$9,362	$12,977	$16,870	$21,087	$26,359	$31,631
Cost of revenue	4,984	6,878	8,772	10,755	13,180	15,183

Gross profit	4,378	6,099	8,098	10,333	13,180	16,448
Operating Expenses
Sales & marketing	1,314	2,066	2,607	3,129	3,754	4,355
Research & development	864	1,303	1,687	2,109	2,636	3,163
General & administrative	1,808	2,031	2,279	2,563	2,884	3,172
Depreciation & amortization	136	229	363	450	502	721

Total operating expenses	4,122	5,630	6,935	8,250	9,776	11,411

Operating income (loss)	255	470	1,162	2,083	3,404	5,037
Other income (expenses)	(98)	(90)	(78)	(61)	(19)	58

Income before taxes	157	379	1,084	2,022	3,384	5,095
Income taxes	(106)	152	434	809	1,354	2,038

Net income (loss)	$263	$227	$651	$1,213	$2,030	$3,057

      The Projections contain forward-looking information and are subject to a number of risks discussed elsewhere in this proxy statement/ prospectus/ consent solicitation. See “Risk Factors.” These risks are likely to cause actual results in the future to differ significantly from results expressed or implied in the Projections.

      The Genomic Solutions board of directors also considered a variety of risks and potentially negative factors in its deliberations concerning the merger, including:

•	the potential dilutive effect of the issuance of Genomic Solutions common stock in the merger should Cartesian fail to meet expectations after completion of the merger;

•	the fixed nature of the exchange ratio and the resulting risk that should there be a significant increase in the market value of Genomic Solutions’ common stock, the value of the consideration received by the Cartesian stockholders would be increased;

•	the potential disruption of Genomic Solutions’ business that might result from the announcement of the merger;

•	the risk that anticipated benefits of the merger for Genomic Solutions stockholders may not be realized as a result of potential difficulties in integrating the businesses of Cartesian and Genomic Solutions;

•	the significant costs involved in consummating the merger;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	the possible difficulties of integrating the operations, management and corporate cultures of Cartesian with Genomic Solutions;

•	the risk that the merger would not be consummated and that, under some circumstances, Genomic Solutions could be required to pay a termination fee to Cartesian; and

•	the other risks described in this proxy statement/ prospectus/ consent solicitation under “Risk Factors.”

The Genomic Solutions board of directors did not believe that the negative factors were sufficient, individually or in the aggregate, to outweigh the potential benefits of the merger.

      This discussion of the information and factors considered by the Genomic Solutions board of directors is not intended to be exhaustive, but includes all of the material factors considered by the Genomic Solutions board. The Genomic Solutions board did not assign particular weight or rank to the factors it considered in approving the merger. In considering the factors describe above, individual members of the Genomic Solutions board considered all of these factors as a whole, and overall considered them to be favorable to and to support its determination to unanimously approve the merger agreement and the merger.

          Cartesian’s Reasons for the Merger

      Cartesian’s board of directors has unanimously approved the merger and the merger agreement, and has determined that the terms of the merger are fair to, and in the best interests of, Cartesian and its stockholders. Accordingly, Cartesian’s board of directors unanimously recommends that Cartesian’s stockholders vote “FOR” approval of the merger and the merger agreement. In addition to the joint benefits of the merger discussed above, Cartesian’s board of directors believed the merger will have the following potential benefits:

•	the ability to provide Cartesian stockholders with enhanced liquidity;

•	the ability to access Genomic Solutions’ financial resources, without which Cartesian may not be able to continue to implement its business plan;

•	the ability to more quickly achieve the critical mass necessary to effectively compete in Cartesian’s industry sector;

•	the strategic fit of Cartesian’s product line and Genomic Solutions’ product line; and

•	the ability to provide Cartesian stockholders with shares of Genomic Solutions common stock in a tax-free exchange.

      In the course of its deliberations, the Cartesian board of directors considered a number of factors, including:

•	information regarding historical market prices and other information with respect to Genomic Solutions common stock, and the financial performance and condition, assets, liabilities, business operations, and prospects of each of Genomic Solutions and Cartesian and their potential future values as separate entities and on a combined basis;

•	the current and prospective competitive environment facing Cartesian;

•	the terms and conditions of the merger agreement, including the amount and nature of the consideration to be received by Cartesian’s stockholders, and the termination fee and reimbursement of expenses to be paid by the defaulting party in the event of the termination of the merger agreement under certain circumstances;

•	the Cartesian board’s assessment of Cartesian’s strategic alternatives to the merger, including remaining an independent company, acquiring other companies, licensing or otherwise transferring rights to its technology, and merging or consolidating with a company other than Genomic Solutions; and

•	the fixed nature of the exchange ratio and the possibility that, if there is an increase in the market price of Genomic Solutions common stock prior to completion of the merger, the value to be received by Cartesian’s stockholders would be increased.

      Cartesian’s board of directors also considered a variety of risks and potentially negative factors in its deliberations concerning the merger, including the following:

•	the loss of control over the future operations of Cartesian following the merger;

•	the fixed nature of the exchange ratio and the risk that, if there is a decrease in the market price of Genomic Solutions common stock before the merger is completed, the value to be received by Cartesian’s stockholders would be reduced;

•	the fact that Cartesian will be effectively precluded from entering into any potentially superior merger or other acquisition transaction with a third party because Genomic Solutions demanded that voting agreements be executed by a majority of Cartesian’s stockholders, thus effectively ensuring that the required approval of the merger by Cartesian’s stockholders will be obtained, regardless of how other Cartesian stockholders respond to the request to consent to the merger;

•	the inclusion in the merger agreement of a breakup provision, pursuant to which Cartesian could be required to pay a termination fee of $1 million and reimburse Genomic Solutions for its legal, accounting and other expenses related to the proposed merger in the event that the merger is not completed due to a default by Cartesian under the merger agreement; and

•	the other risks described in this proxy statement/ prospectus/ consent solicitation under “Risk Factors”.

The Cartesian board of directors did not believe that the negative factors were sufficient, individually or in the aggregate, to outweigh the potential benefit of the merger.

      The Cartesian Board did not do any specific valuation analysis with respect to this merger or the future prospects of the combined companies other than a general comparison of the estimated value per share to each Cartesian stockholder from the Genomic Solutions’ shares and the cash compensation to be received in the merger versus the lower value per share which would have been received by the Cartesian stockholders from a previous, failed merger transaction. Cartesian is a small, privately held corporation with only 15 stockholders, and 87% of the shares are owned by six stockholders, all of whom are either members of the Board or related to a member of the Board.

      While Cartesian retained an independent outside consultant to provide assistance and advise in its search for a merger candidate, investor or lender, Cartesian’s board of directors concluded that a fairness opinion was not necessary or desirable in connection with this merger and would be an unnecessary additional expense that would further dilute the economic benefit of the merger to each of the Cartesian stockholders. This conclusion was based in large part on the following: (i) the value of the consideration to be received by Cartesian’s stockholders will exceed the value of the consideration that would have been received in connection with the previously rejected merger proposal; (ii) the consideration to be received by the Cartesian stockholders is within the range of valuations established by the initial and revised merger proposals; (iii) Cartesian and Genomic Solutions are a compatible fit in terms of corporate culture and market objectives; and (iv) the absence of other current viable capitalization and financing alternatives. Given Cartesian’s current financial and market position, Cartesian believes the merger with Genomic Solutions is the best alternative to maximize Cartesian’s future success and to increase the value of Cartesian’s shares.

      The preceding discussion of the information and factors considered by Cartesian’s board of directors is not intended to be exhaustive, but is believed to include all material factors considered by Cartesian’s board of directors. Each member of Cartesian’s board of directors may have considered different factors and may have given different weights to different factors. In view of the variety of factors considered in connection with its evaluation of the merger, Cartesian’s board of directors did not find it practicable to, and did not, quantify or assign relative weights to the specific factors considered in reaching its determination.

      In considering the recommendation of the Cartesian board of directors with respect to the merger agreement and the merger, Cartesian stockholders should be aware that the directors and executive officers of Cartesian have interests in the merger that are different from, or are in addition to, the interests of Cartesian stockholders generally. See “— Interests of Directors and Officers in the Merger.”

Recommendations of the Genomic Solutions and Cartesian Boards of Directors

          Genomic Solutions

      Genomic Solutions’ board of directors unanimously recommends that the holders of Genomic Solutions common stock vote “FOR” adoption of the merger agreement.

          Cartesian

      Cartesian’s board of directors unanimously recommends that the holders of Cartesian common stock vote “FOR” adoption of the merger agreement

Opinion of Genomic Solutions’ Financial Advisor

      Pursuant to an engagement letter dated August 8, 2001, RBC Capital Markets, was retained by Genomic Solutions to act as financial advisor and, if requested, to furnish an opinion as to the fairness, from a financial point of view, of the consideration to be paid in the proposed transaction.

      On September 6, 2001, RBC Capital Markets rendered its oral opinion to Genomic Solutions’ board of directors (subsequently confirmed in writing), that, as of such date and based on the procedures followed, factors considered and assumptions made by RBC Capital Markets and certain other limitations, the stock and cash consideration proposed to be exchanged was fair, from a financial point of view, to Genomic Solutions. A copy of RBC Capital Markets’ written opinion is attached as Appendix B to this document. Genomic Solutions’ stockholders are urged to read the RBC Capital Markets opinion carefully in its entirety. This summary of the opinion is qualified in its entirety by reference to the full text of RBC Capital Markets’ opinion.

      RBC Capital Markets’ opinion was provided for the information and assistance of Genomic Solutions’ board of directors in connection with its consideration of the merger. RBC Capital Markets’ opinion does not constitute a recommendation to any Genomic Solutions stockholder as to how such stockholder should vote with respect to the merger. RBC Capital Markets expressed no views as to, and its opinion did not address, the merits of the underlying decision by Genomic Solutions to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which Genomic Solutions might have engaged. RBC Capital Markets’ opinion addresses solely the fairness to Genomic Solutions of the stock and cash consideration exchanged in the merger. RBC Capital Markets’ opinion does not in any way address other merger terms or arrangements, including, without limitation, the financial or other terms of any loan and security arrangement between Genomic Solutions and Cartesian, the escrow agreement, or stockholder voting agreement.

      In rendering its opinion, RBC Capital Markets assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided by Genomic Solutions and Cartesian (including, without limitation, the financial statements and related notes thereto of Genomic Solutions and Cartesian). RBC Capital Markets did not assume responsibility for independently verifying and did not independently verify this information. With respect to the financial projections reviewed by RBC Capital

Markets, upon advice of Genomic Solutions and Cartesian and with Genomic Solutions’ consent, RBC Capital Markets assumed that the projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Genomic Solutions and Cartesian as to the future financial performance of Genomic Solutions and Cartesian, respectively, and that Genomic Solutions and Cartesian will perform substantially in accordance with the projections. RBC Capital Markets expressed no opinion as to the financial projections or the assumptions on which they were based.

      Additionally, RBC Capital Markets was not asked to and did not consider the possible effects of any litigation, other legal claims or any other contingent matters. RBC Capital Markets did not assume responsibility for and did not perform any independent evaluation or appraisal of any of the respective assets or liabilities of Genomic Solutions or Cartesian, nor was RBC Capital Markets furnished with any evaluations or appraisals. RBC Capital Markets did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Genomic Solutions or Cartesian. RBC Capital Markets expressed no opinion as to the price at which shares of Genomic Solutions common stock or Cartesian common stock have traded or at which shares of common stock of Genomic Solutions (either before or after the merger) or Cartesian may trade at any time in the future. RBC Capital Markets’ opinion is based on the economic, market and other conditions as they existed and the information supplied to RBC Capital Markets as of the date of its opinion, including, at the direction of Genomic Solutions management, the anticipated effects of Genomic Solutions’ proposed restructuring (as discussed below) as reflected in financial projections furnished to RBC Capital Markets by Genomic Solutions management. Events occurring after the date of RBC Capital Markets’ opinion may materially affect the assumptions used in preparing the opinion, and RBC Capital Markets assumes no obligation to update, revise or reaffirm its opinion.

      For purposes of its opinion, RBC Capital Markets assumed that the merger will be treated as a purchase under generally accepted accounting principles and as a tax-free reorganization for U.S. federal income tax purposes. RBC Capital Markets also assumed that, in the course of obtaining the necessary regulatory approvals and consents for the merger, no restrictions will be imposed that have a material adverse effect on the contemplated benefits of the merger to Genomic Solutions.

      In arriving at its opinion, RBC Capital Markets:

•	reviewed and analyzed the financial terms of a draft of the merger agreement dated as of August 31, 2001;

•	reviewed and analyzed certain financial and other data with respect to Cartesian made available to RBC Capital Markets from internal records of Cartesian;

•	reviewed and analyzed certain internal financial projections for Cartesian on a stand-alone basis prepared for financial planning purposes and furnished to RBC Capital Markets by the management of Cartesian with modifications by management of Genomic Solutions;

•	conducted discussions with members of the senior management of Cartesian and Genomic Solutions with respect to the business and prospects of Cartesian and Genomic Solutions (including an approved restructuring of Genomic Solutions operations) on a stand-alone basis and on a combined basis following the merger;

•	reviewed the reported prices and trading activity of Genomic Solutions common stock and similar information for certain other companies deemed by RBC Capital Markets to be comparable to Genomic Solutions and Cartesian;

•	compared the financial performance of Cartesian and Genomic Solutions with that of certain other publicly-traded companies deemed by RBC Capital Markets to be comparable to Cartesian and Genomic Solutions;

•	reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions;

•	performed a discounted cash flows analysis for each of Cartesian and Genomic Solutions on a stand-alone basis;

•	reviewed and analyzed certain publicly available financial and other data with respect to Genomic Solutions made available to RBC Capital Markets from published sources and from the internal records of Genomic Solutions;

•	reviewed and analyzed certain internal financial projections for Genomic Solutions, giving effect to Genomic Solutions’ proposed restructuring, on a stand-alone basis prepared for financial planning purposes and furnished to RBC Capital Markets by management of Genomic Solutions; and

•	reviewed and analyzed the certain hypothetical pro forma effects of the merger.

In addition, RBC Capital Markets conducted such other analyses and examinations and considered such other financial, economic and market criteria as RBC Capital Markets deemed necessary in arriving at its opinion.

      In delivering its opinion to Genomic Solutions’ board of directors, RBC Capital Markets prepared and delivered to Genomic Solutions’ board of directors written materials containing various analyses and other information material to the opinion. The following is a summary of these materials, including information presented in tabular format. To fully understand the summary of the financial analyses used by RBC Capital Markets, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analysis.

          Implied Enterprise Value

      Giving effect to the proposed exchange of cash and Genomic Solutions stock and resulting implied value of Cartesian stock consideration (based on the closing trading price for Genomic Solutions common stock on September 5, 2001 of $2.04) and the outstanding debt of Cartesian, RBC Capital Markets calculated the implied enterprise value (equity value plus debt less cash) for Cartesian in the merger to be approximately $17.818 million.

      RBC Capital Markets also computed an implied per share value of Genomic Solutions applying post-restructuring financial data formulated by Genomic Solutions management to arrive at an implied enterprise value for Cartesian in the merger. Genomic Solutions management advised that the proposed restructuring is projected to materially alter the future financial results of Genomic Solutions as then projected by Genomic Solutions management and Wall Street analysts, and thus the current market price of Genomic Solutions may not be a completely reliable indicator of the value of Genomic Solutions shares being issued in connection with the merger. RBC Capital Markets calculated an implied enterprise value of $31.798 million for Cartesian (based on a Genomic Solutions midpoint implied equity value of $3.97 per share derived from a discounted cash flow analysis). RBC Capital Markets also calculated an implied enterprise value of $32.076 million for Cartesian (based on a Genomic Solutions implied equity value of $4.01 per share derived by applying to Genomic Solutions 2002 revenue multiples of comparable companies to Genomic Solutions).

      RBC Capital Markets computed these values for Genomic Solutions giving hypothetical effect to the restructuring proposed to be implemented by Genomic Solutions management, for illustrative and comparative purposes only. These values are not intended to be construed in any way as a prediction, opinion or projection of the market trading value per share of Genomic Solutions common stock if and when the proposed restructuring is announced, commenced or fully implemented by Genomic Solutions or at any other future time.

      RBC Capital Markets used each of the implied enterprise values it calculated for Cartesian for purposes of its various analyses of Cartesian.

          Pro Forma Analyses

      Contribution. RBC Capital Markets analyzed the relative contribution of each of Cartesian and Genomic Solutions in terms of various financial statement categories relative to the pro forma post-merger Genomic Solutions for the full calendar years 2001 and 2002. The financial statement categories included revenue, gross profit and operating income. RBC Capital Markets observed that, based upon the stock consideration payable pursuant to the merger agreement, Cartesian security holders (on a fully-diluted basis) will receive approximately 23% of the shares of Genomic Solutions after the merger. A contribution analysis was performed by RBC Capital Markets because substantially all of the consideration payable to the Cartesian stockholders was common stock of Genomic Solutions. The following is a summary of this analysis for calendar years 2001 and 2002:

	Projected		Projected
	Calendar Year 2001		Calendar Year 2002

		Genomic		Genomic
	Cartesian(1)	Solutions(2)	Cartesian(1)	Solutions(2)

Revenue	31.0%	69.0%	33.6%	66.4%
Gross Profit	30.6%	69.4%	30.8%	69.2%
Operating Income	NM	NM	NM	NM

(1)	Based on Cartesian monthly profit and loss estimates provided by Cartesian as adjusted by Genomic Solutions management.

(2)	Based on Genomic Solutions management’s post-restructuring estimates.

      Accretion/ Dilution. RBC Capital Markets analyzed pro forma effects resulting from the impact of the transaction on the projected earnings per share of the post-merger Genomic Solutions for the fourth calendar quarter of 2001, the four calendar quarters in 2002 and for the calendar years 2001 through 2005 using monthly profit and loss estimates provided by Cartesian management as adjusted by Genomic Solutions management and estimates for Genomic Solutions after its proposed restructuring provided by Genomic Solutions management. Without considering any synergies Genomic Solutions may realize after the merger, RBC Capital Markets determined that the merger could be accretive in the fourth calendar quarter of 2001, neutral to accretive for each of the calendar quarters of 2002, and accretive for each of the calendar years 2001, 2002, 2003, 2004 and 2005 to the projected stand-alone earnings per share of Genomic Solutions.

          Comparable Company Analysis of Cartesian

      RBC Capital Markets used a comparable company analysis to analyze Cartesian’s implied enterprise values in the merger relative to a group of publicly traded companies in the enabling technology instrumentation industry that RBC Capital Markets deemed for purposes of its analysis to be comparable to Cartesian. In this analysis, RBC Capital Markets compared the enterprise values of Cartesian, expressed as a multiple of projected revenue in calendar years 2001 and 2002 to the range, mean and median multiples of enterprise values of the comparable companies implied by the public trading price of their common stock, expressed as a multiple of the same operating data. Multiples of future revenue for Cartesian were based on projections provided by the management of Cartesian as adjusted by Genomic Solutions management and, for the comparable companies, from RBC Capital Markets research and other publicly available estimates.

      RBC Capital Markets compared enterprise value to revenue multiples of Cartesian with those of fourteen publicly traded companies. Although these companies were considered comparable to Cartesian for the purpose of this analysis based on certain characteristics of their respective businesses and financial performance, none of these companies possesses characteristics identical to those of Cartesian. This analysis produced multiples of selected valuation data as follows:

Comparable Companies

	Low	High	Mean	Median	Cartesian(1)	Cartesian(2)	Cartesian(3)

Implied enterprise value as a ratio of:
Projected calendar year 2001 revenue	0.6x	17.2x	4.9x	4.1x	2.0x	3.5x	3.5x
Projected calendar year 2002 revenue	0.5x	6.2x	3.1x	3.0x	1.4x	2.5x	2.5x

(1)	Implied Cartesian enterprise value based on Genomic Solutions’ closing trading price of $2.04 on September 5, 2001.

(2)	Implied Cartesian enterprise value based on a Genomic Solutions midpoint implied equity value of $3.97 per share derived from a discounted cash flow analysis.

(3)	Implied Cartesian enterprise value based on a Genomic Solutions implied equity value of $4.01 per share derived by applying to Genomic Solutions 2002 revenue multiples of comparable companies of Genomic Solutions.

          Comparable Transaction Analysis

      RBC Capital Markets compared implied enterprise values to revenue multiples relating to the proposed merger of Genomic Solutions and Cartesian with enterprise values to revenue multiples of target companies in selected merger and acquisition transactions involving companies in the life sciences enabling technologies industry that were completed within the past three years and that had transaction values between $25 million and $650 million, which RBC Capital Markets deemed comparable to the transaction between Genomic Solutions and Cartesian. For the purpose of calculating multiples, revenue values were derived from both the actual or estimated revenue of the target companies in the last twelve months before the transaction was announced, or LTM revenue, as well as twelve month estimated revenue of the target companies in the 12 months after the transaction was announced, or FTM revenue. LTM and FTM revenues for Cartesian were calculated using estimated revenues for Cartesian’s fiscal years ending October 31, 2001 and October 31, 2002, respectively, based on projections provided by management of Cartesian and Genomic Solutions. Financial data regarding the precedent transactions was taken from SEC filings, press releases, public databases, RBC Capital Markets institutional research and other Wall Street estimates. In analyzing the low, high, mean and median of values for the transactions, twelve transactions fit the transaction value and revenue criteria noted above.

The following table presents the resulting multiples of selected valuation data:

Comparable Transactions

	Low	High	Mean	Median	Cartesian(1)	Cartesian(2)	Cartesian(3)

Implied enterprise value as a ratio of:
LTM revenue	1.7x	26.1x	8.2x	5.1x	1.9x	3.4x	3.4x
FTM revenue	1.5x	13.9x	5.2x	3.3x	1.5x	2.6x	2.7x

(1)	Implied Cartesian enterprise value based on Genomic Solutions’ closing trading price of $2.04 on September 5, 2001.

(2)	Implied Cartesian enterprise value based on a Genomic Solutions midpoint implied equity value of $3.97 per share derived from a discounted cash flow analysis.

(3)	Implied Cartesian enterprise value based on a Genomic Solutions implied equity value of $4.01 per share derived by applying to Genomic Solutions 2002 revenue multiples of comparable companies of Genomic Solutions.

          Discounted Cash Flow Analysis of Cartesian

      RBC Capital Markets performed a discounted cash flow analysis for Cartesian in which it calculated the present value of the projected future cash flows of Cartesian using internal financial planning data through 2002 prepared by Cartesian management and Genomic Solutions management estimates through 2006. RBC Capital Markets estimated a range of theoretical enterprise values for Cartesian based on the net present value of its implied annual cash flows and a terminal value for Cartesian in 2006 calculated based upon a multiple of EBITDA (earnings before interest, taxes, depreciation and amortization). RBC Capital Markets applied a range of discount rates of 15.0% to 17.0% based on an analysis of cost of equity capital and a range of terminal value multiples of 9.0x to 11.0x of forecasted 2006 EBITDA. RBC Capital Markets compared the resulting aggregate enterprise values implied by the discounted cash flow analysis and expressed it as a multiple of LTM and FTM revenues for Cartesian using estimated fiscal year end revenues for Cartesian ending October 31, 2001 and October 31, 2002, respectively, and as a multiple of Cartesian’s projected revenue in calendar years

2001 and 2002. RBC Capital Markets compared these multiples to the implied enterprise value multiples calculated for Cartesian in the merger:

	15.0%	16.0%	17.0%

	11.0x	10.0x	9.0x	Cartesian(1)	Cartesian(2)	Cartesian(3)

Implied enterprise value as a ratio of:
LTM revenue	3.5x	3.0x	2.6x	1.9x	3.4x	3.4x
FTM revenue	2.7x	2.4x	2.0x	1.5x	2.6x	2.7x
Projected calendar year 2001 revenue	3.6x	3.1x	2.7x	2.0x	3.5x	3.5x
Projected calendar year 2002 revenue	2.5x	2.2x	1.9x	1.4x	2.5x	2.5x

(1)	Implied Cartesian enterprise value based on Genomic Solutions’ closing trading price of $2.04 on September 5, 2001.

(2)	Implied Cartesian enterprise value based on a Genomic Solutions midpoint implied equity value of $3.97 per share derived from a discounted cash flow analysis.

(3)	Implied Cartesian enterprise value based on a Genomic Solutions implied equity value of $4.01 per share derived by applying to Genomic Solutions 2002 revenue multiples of comparable companies of Genomic Solutions.

          Analysis of Genomic Solutions Common Stock

      RBC Capital Markets reviewed general background information concerning Genomic Solutions, including recent financial and operating results and outlook, the price performance of Genomic Solutions common stock since May 5, 2000 relative to the Nasdaq National Market and to a comparable company group, and the stock price and volume over selected periods. RBC Capital Markets also reviewed the stock trading history of Genomic Solutions common stock at the dates or for the periods indicated below.

Closing price on September 5, 2001	$2.04
52 week high trade	18.81
52 week low trade	1.75

      In addition, to account for the hypothetical effects of Genomic Solutions’ proposed restructuring, RBC Capital Markets used a comparable company analysis to analyze Genomic Solutions’ implied valuation relative to a group of publicly traded companies including Biosource International, Inc., Discovery Partners International, Inc., Harvard Bioscience, Inc., Large Scale Biology Corporation, Luminex Corporation, Paradigm Genetics, Inc., and Transgenomic, Inc. Although these companies were considered comparable to Genomic Solutions for the purpose of this analysis based on certain characteristics of their respective businesses and financial performance, none of these companies possesses characteristics identical to those of Genomic Solutions. In this analysis, RBC Capital Markets compared the enterprise value of Genomic Solutions as a multiple of projected revenue and operating income in calendar years 2001 and 2002 to the mean and median multiples of enterprise values of the comparable companies implied by the public trading price of their stock. RBC Capital Markets computed the enterprise multiples of Genomic Solutions based on its September 5, 2001 stock price and an implied enterprise value based on the median 2002 revenue multiples of the comparable company group applied to Genomic Solutions management’s 2002 revenue estimates. The following is a summary of this analysis:

Comparable
Companies
			Genomic	Genomic
	Mean	Median	Solutions(1)	Solutions(2)

Implied enterprise value as a ratio of:
Projected calendar year 2001 revenue	4.4x	6.6x	1.4x	3.7x
Projected calendar year 2002 revenue	2.9x	3.0x	1.1x	2.9x

(1)	Implied Genomic Solutions enterprise value based on Genomic Solutions’ closing trading price of $2.04 on September 5, 2001.

(2)	Implied Genomic Solutions enterprise value based on median 2002 revenue multiples of Genomic Solutions comparable company group applied to the 2002 revenue estimates for Genomic Solutions provided by Genomic Solutions management.

      RBC Capital Markets performed a discounted cash flow analysis for Genomic Solutions in which it calculated the present value of the projected future cash flows of Genomic Solutions using internal financial planning data prepared by Genomic Solutions management and giving effect to Genomic Solutions’ proposed restructuring. RBC Capital Markets estimated a range of theoretical equity values for Genomic Solutions based on the net present value of its implied annual cash flows and a terminal value for Genomic Solutions in 2006 calculated based upon a multiple of EBITDA. RBC Capital Markets applied a range of discount rates of 14.0% to 18.0% based on an analysis of cost of equity capital and a range of terminal value multiples of 8.0x to 12.0x of forecasted 2006 EBITDA. This analysis yielded the following results:

Implied Per Share Equity Value of Genomic Solutions

Low	$3.21
Mid	3.97
High	4.86

      The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial consideration of the analyses or summary description. RBC Capital Markets believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion. In arriving at its fairness determination, RBC Capital Markets considered the results of all of its analyses as well as qualitative factors, including the enhanced competitive position of Genomic Solutions after the merger from a broader suite of products, the management team of Cartesian, and the greater size and critical mass of Genomic Solutions after the merger.

      In view of the wide variety of factors considered in connection with its evaluation of the fairness of the merger consideration from a financial point of view, RBC Capital Markets did not find it practicable to assign relative weights to the factors considered in reaching its opinion. No single company or transaction used in the above analyses as a comparison is identical to Genomic Solutions or Cartesian or the proposed merger. The analyses were prepared solely for purposes of RBC Capital Markets providing an opinion as to the fairness, from a financial point of view, to Genomic Solutions of the stock and cash consideration proposed to be exchanged in the merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, RBC Capital Markets made, and was provided by Genomic Solutions’ management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Genomic Solutions’ or Cartesian’s control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by the analyses. Because the analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Genomic Solutions, Cartesian or their advisors, none of Genomic Solutions, Cartesian, RBC Capital Markets or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

      RBC Capital Markets is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. RBC Capital Markets acted as co-manager of the initial public offering of Genomic Solutions on May 5, 2000. In the ordinary course of business, RBC Capital Markets acts as a market maker and broker in the publicly traded securities of Genomic Solutions and receives customary compensation in connection with those services. RBC Capital Markets and its affiliates also actively trade securities of Genomic Solutions for their own accounts or the accounts of their customers and, accordingly, may from time to time hold a long or short position in those securities. RBC Capital Markets also provides research coverage relating to the common stock of Genomic Solutions.

      Pursuant to an engagement letter, Genomic Solutions paid RBC Capital Markets a nonrefundable fee of $150,000 upon the rendering of its opinion. Payment of this fee to RBC Capital Markets was not contingent upon the closing of the merger. Genomic Solutions has agreed to pay RBC Capital Markets an additional transaction fee of $350,000 for investment banking and financial advisory services upon the closing of the merger. The transaction fee is contingent upon the closing of the merger. Whether or not the transaction closes, Genomic Solutions has agreed to reimburse RBC Capital Markets for its reasonable out-of-pocket expenses and to indemnify RBC Capital Markets against certain liabilities relating to or arising out of services performed by RBC Capital Markets in connection with the merger. The terms of the engagement letter which Genomic Solutions believes are customary for transactions of this nature, were negotiated at arms-length between Genomic Solutions and RBC Capital Markets, and Genomic Solutions’ board of directors was aware of this fee arrangement when it approved the merger agreement.

Interests of Directors and Officers in the Merger

      Some of the Cartesian directors and executive officers have interests in the merger that are different from, or in addition to, their interests as stockholders in Cartesian. The members of the board of directors of Cartesian and Genomic Solutions were aware of these additional interests, and considered them, among other matters, when they approved the merger agreement.

          Board of Directors

      Pursuant to the terms of the merger agreement, when the merger is completed, the board of directors of Genomic Solutions will include Dr. Tisone.

          Tisone Employment Agreement and Merger Bonus

      Dr. Tisone is currently the President and a director of Cartesian. When the merger is completed, he will be paid a transaction closing bonus of $58,955 and he will enter into an employment agreement with Genomic Solutions to serve as Executive Vice President of Genomic Solutions and President of Cartesian Acquiring Corporation. The agreement will provide for: (i) a two year term; (ii) the payment of a base salary of $185,000 and an annual bonus in the discretion of the board of directors of Genomic Solutions; (iii) the grant of stock options to purchase 30,000 shares of Genomic Solutions common stock; and (iv) continuation of Dr. Tisone’s salary and benefits for the six months if Genomic Solutions terminates his employment without cause.

          Cartesian Stock Options and Warrants

      Stock options or warrants awarded to Cartesian’s officers and directors under Cartesian’s stock option plans will be converted into options to acquire shares of Genomic Solutions common stock.

Dissenters’ Rights

          Cartesian Stockholders

      The following summary of dissenters’ rights under California law is qualified in its entirety by reference to Chapter 13 (Sections 1300 — 1312) of the California General Corporation Law, the complete text of which is attached to this document as Appendix C. The description of dissenters’ rights contained in this proxy statement/ prospectus is qualified in its entirety by reference to those sections of the California General Corporation Law.

      Failure to strictly follow the procedures set forth in Chapter 13 of the California General Corporation Law may result in the loss, termination or waiver of dissenters’ rights. A Cartesian stockholder who consents to the approval of the merger will not have a right to dissent from the merger.

      Cartesian is a California corporation. If the merger is completed, Cartesian stockholders who do not consent to the merger and who fully comply with all applicable provisions of Chapter 13 of the California General Corporation Law may have the right to require Cartesian to purchase the shares of Cartesian common stock held by them for cash at the fair market value of those shares on the day before the terms of the merger were first announced, excluding any appreciation or depreciation because of the merger. Persons who are beneficial owners of shares of Cartesian common stock but whose shares are held by another person, such as a broker or nominee, should instruct the record holder to follow the procedures outlined below if those persons wish to dissent with respect to any or all of their shares. Under the California General Corporation Law, no stockholder who is entitled to exercise dissenters’ rights has any right at law or in equity to attack the validity of the merger or to have the merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the merger had been legally voted in favor of the merger.

      Shares of Cartesian common stock must be purchased by Cartesian upon demand from a dissenting stockholder who has complied with all applicable requirements of Chapter 13 of the California General Corporation Law.

      The procedures a Cartesian stockholder seeking dissenters’ rights must follow include the following:

•	It is not adequate merely to abstain from voting by withholding consent. However, the stockholder may abstain as to part of his or her shares or consent to the merger with respect to part of those shares without losing dissenters’ rights with respect to those shares with respect to which the stockholder did not consent to the merger.

•	Any stockholder who did not consent to the merger, and who wishes to have his or her shares that were voted against the merger purchased by Cartesian, must make a written demand to have Cartesian purchase those shares for cash at their fair market value. The demand must include the information specified below and must be received by Cartesian not later than 30 days after the stockholder receives written notice that the Cartesian merger proposal has been approved by the Cartesian stockholders.

      Within ten days after the approval of the merger by Cartesian stockholders, the respective holders of shares of Cartesian common stock who did not consent to the merger must be notified by Cartesian of the approval and Cartesian must offer all of these stockholders a cash price for their shares that Cartesian considers to be the fair market value of the shares on the day before the terms of the merger were first announced, excluding any appreciation or depreciation because of the proposed merger. The notice also must contain a brief description of the procedures to be followed under Chapter 13 of the California General Corporation Law in order for a stockholder to exercise the right to have Cartesian purchase his or her shares, including the 30-day time period for submitting certificates representing shares as to which dissenters’ rights are being exercised, and attach a copy of the relevant provisions of the California General Corporation Law.

          Demand For Purchase

      Merely withholding consent to the merger does not constitute a demand for purchase. A written demand is essential.

      In all cases, the written demand that the dissenting stockholder must deliver to Cartesian must:

•	be made by the person who was the stockholder of record, including a transferee of record, on the Cartesian record date set for determining stockholders entitled to consent to the merger, , 2001, or his or her duly authorized representative, and not by someone who is merely a beneficial owner of the shares;

•	state the number and class of dissenting shares; and

•	include a demand that Cartesian purchase the shares at what the stockholder claims to be the fair market value of the shares on the day before the terms of the merger were first announced, excluding any appreciation or depreciation because of the proposed merger. It is Cartesian’s position that this day is September 6, 2001. A stockholder may take the position in the written demand that a different date is applicable. The stockholder’s statement of fair market value constitutes an offer by the dissenting stockholder to sell the shares to Cartesian at that price.

      In addition, it is recommended that the following conditions be complied with to ensure that the demand is properly executed and delivered:

•	the demand should be sent by registered or certified mail, return receipt requested;

•	the demand should be signed by the stockholder of record, or his or her duly authorized representative, exactly as his or her name appears on the stock certificates evidencing the shares;

•	a demand for the purchase of shares owned jointly by more than one person should identify and be signed by all joint holders; and

•	any person signing a demand for purchase in any representative capacity — such as attorney-in-fact, executor, administrator, trustee or guardian — should indicate his or her title and, if Cartesian so requests, furnish written proof of his or her capacity and authority to sign the demand.

      A stockholder may not withdraw a demand for payment without the consent of Cartesian. Under the terms of the California General Corporation Law, a demand by a stockholder is not effective for any purchase unless it is received by Cartesian.

          Other Requirements

      Within 30 days after the date on which the notice of the approval of the merger is mailed by Cartesian to its stockholders, the stockholders’ certificates representing any shares which any stockholder demands be purchased must be submitted to Cartesian at its principal office to be stamped with a statement that the shares are dissenting shares. Upon subsequent transfer of these shares, the new certificates will be similarly stamped, together with the name of the original dissenting stockholder.

      If Cartesian and a dissenting stockholder agree that the shares held by the stockholder are eligible for dissenters’ rights and agree upon the price of the shares, the dissenting stockholder is entitled to receive from Cartesian the agreed price with interest thereon at the legal rate on judgments from the date of that agreement. Any agreement fixing the fair market value of dissenting shares as between Cartesian and the holders thereof must be filed with the Secretary of Cartesian at the address set forth below. Subject to certain provisions of Section 1306 and Chapter 5 of the California General Corporation Law, payment of the fair market value of the dissenting shares must be made within 30 days after the amount thereof has been agreed upon or within 30 days after the statutory or contractual conditions to the merger are satisfied, whichever is later.

      If Cartesian and a dissenting stockholder fail to agree on either the fair market value of the shares or on the eligibility of the shares to be purchased, then either the stockholder or Cartesian may file a complaint for judicial resolution of the dispute in the superior court of the proper county. The complaint must be filed within six months after the date on which the notice of approval of the merger is mailed to the stockholders. If a complaint is not filed within six months, the shares will lose their status as dissenting shares. Two or more dissenting stockholders may join as plaintiffs or be joined as defendants in such an action. If the eligibility of the shares is at issue, the court will first decide this issue. If the fair market value of the shares is in dispute, the court will determine, or will appoint one or more impartial appraisers to assist in its determination of the fair market value. The costs of the action will be assessed or apportioned as the court considers equitable, but if the fair market value is determined to exceed 125% of the price offered to the stockholder, Cartesian will be required to pay such costs.

      Any demands, notices, certificates or other documents required to be delivered to Cartesian may be sent to its secretary at its principal office, 17851 Sky Park Circle, Suite C, Irvine, California 92614.

          Genomic Solutions Stockholders

      Genomic Solutions stockholders are not entitled to dissenters’ rights in connection with the merger.

Accounting Treatment

      The merger will be accounted under the purchase method of accounting under generally accepted accounting principles, with Genomic Solutions being the acquiring company for accounting purposes. This means that, for accounting and financial reporting purposes, the assets and liabilities of Cartesian will be recorded at their fair value, and any excess of Genomic Solutions’ purchase price over the fair value of Cartesian’s tangible net assets and identifiable intangible assets will be recorded as goodwill.

      The unaudited pro forma combined financial information contained in this proxy statement/ prospectus/ consent solicitation has been prepared using the purchase method of accounting. See “Unaudited Pro Forma Combined Financial Information.”

Listing of Genomic Solutions Common Stock

      Genomic Solutions’ common stock is listed on the Nasdaq National Market. When the merger is completed, Genomic Solutions’ common stock issued in the merger will be listed on the Nasdaq National Market.

Material Federal Income Tax Consequences of the Merger

      The following discussion of the material federal income tax consequences of the merger to Cartesian and Cartesian stockholders who are citizens or residents of the United States does not purport to be a complete analysis or listing of all potential tax effects relevant to a decision whether to vote in favor of approval of the merger agreement. Nor does this discussion address the tax consequences that may be relevant to holders of Cartesian options (whether they exercise those options before the merger or receive replacement options in the merger), or to any particular Cartesian stockholder subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons and stockholders who acquired their shares as compensation, nor any consequences arising under the laws of any state, local or foreign jurisdiction. The discussion is based upon the Internal Revenue Code, treasury regulations and administrative rulings and court decisions as of the date of this proxy statement/ prospectus/ consent solicitation. All of the foregoing are subject to change, and any change could affect the continuing validity of this discussion.

      We urge Cartesian stockholders to consult their tax advisors as to the particular effect of their own particular facts and circumstances on the federal income tax consequences of the merger to them, and also as to the effect of any state, local, foreign and other federal tax laws.

      Under current federal income tax law, and based upon assumptions and representations to be made by Cartesian and Genomic Solutions, and assuming that the merger is consummated in the manner set forth in the merger agreement, it is anticipated that the following federal income tax consequences would result:

1.	the merger will constitute a “reorganization” under Section 368(a) of the Internal Revenue Code;

2.	no gain or loss will be recognized by Cartesian as a result of the merger;

3.	no gain or loss will be recognized by any Cartesian stockholder upon the exchange of Cartesian common stock solely for Genomic Solutions common stock in the merger;

4.	all cash received in the merger by each Cartesian stockholder either as part of the cash consideration or in lieu of a fractional share of Genomic Solutions common stock will be treated as a distribution and any gain or loss recognized will be capital in nature (assuming the Cartesian common stock surrendered in exchange was held as a capital asset by the stockholder at the time of the merger);

5.	the aggregate tax basis of the Genomic Solutions common stock received by each Cartesian stockholder who exchanges Cartesian common stock for Genomic Solutions common stock in the merger will be the same as the stockholder’s basis in the Cartesian common stock surrendered in exchange (subject to any adjustments required as the result of receipt of cash consideration and cash in lieu of a fractional share interest in Genomic Solutions common stock); and

6.	the holding period of the shares of Genomic Solutions common stock received by each Cartesian stockholder in the merger will include the holding period of the Cartesian common stock surrendered in exchange, provided that the surrendered shares of Cartesian common stock were held as a capital asset by the stockholder at the time of the merger.

      Based upon representations made by Genomic Solutions and Cartesian and subject to the assumptions that the merger is consummated in the manner and in accordance with the terms of the merger agreement, Higham, McConnell & Dunning, LLP, counsel to Cartesian, has rendered an opinion concluding points one through six listed above, and Jaffe, Raitt, Heuer & Weiss, P.C., counsel to Genomic Solutions, has rendered a limited opinion concluding point one listed above. The opinions are based entirely upon the Internal Revenue Code, regulations then in effect or proposed under the Internal Revenue Code, then-current administrative rulings and practice and judicial authority, all of which are subject to change, possibly with retroactive effect. At the closing of the merger, Higham, McConnell & Dunning, LLP and Jaffe, Raitt, Heuer & Weiss, P.C. will deliver updated legal opinions regarding the tax consequences of the merger, in substantially the same form as the opinions previously issued.

      No ruling has been or will be requested from the Internal Revenue Service, including any ruling as to federal income tax consequences of the merger to Genomic Solutions, Cartesian, and Cartesian stockholders. Unlike a ruling from the Internal Revenue Service, the opinions of counsel are not binding on the Internal Revenue Service. There can be no assurance that the Internal Revenue Service will not take a position contrary to the positions reflected in such opinions or that such would be upheld by the courts if challenged.

Resales of Genomic Solutions Common Stock by Affiliates of Genomic Solutions and Cartesian

      The shares of Genomic Solutions common stock to be issued in the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an “affiliate” of Genomic Solutions or Cartesian for purposes of Rule 145 under the Securities Act when written consents of Cartesian stockholders are solicited. These affiliates may not sell their shares of Genomic Solutions common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act covering those shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by or are under common control with either of Genomic Solutions or Cartesian, and may include certain officers and directors of Cartesian as well as certain principal stockholders of Cartesian.

      Genomic Solutions’ registration statement on Form S-4, of which this proxy statement/ prospectus/ consent solicitation forms a part, does not cover the resale of shares of Genomic Solutions common stock to be received by Cartesian’s affiliates in the merger.

      Sales of Genomic Solutions common stock by Cartesian stockholders after the merger will also be limited by lock-up agreements. See “The Merger Agreement — Additional Agreements — Lock-Up Agreements.”

THE MERGER AGREEMENT

      The detailed terms of and conditions to the merger are contained in the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus/consent solicitation. The following summary of certain provisions of the merger agreement is qualified in its entirety by reference to the full text of the merger agreement. The merger agreement is incorporated into this proxy statement/prospectus/consent solicitation by reference.

Structure of the Merger

      If all of the conditions to the merger are satisfied, including obtaining the approval of the stockholders of Cartesian and Genomic Solutions, Cartesian will merge into Cartesian Acquiring Corporation. After the merger, Cartesian Acquiring Corporation will continue as the surviving corporation and a wholly-owned subsidiary of Genomic Solutions and will have all of the assets and liabilities of Cartesian. Genomic Solutions will not assume Cartesian’s current non-trade payable debts, which will be paid off at the closing of the merger out of the $2.5 million of cash consideration. The aggregate distributable cash consideration will be equal to $2.5 million less certain non-trade payable debts and transaction expenses of Cartesian estimated to total approximately $1.7 million. This amount could change depending on the date of the closing of the merger which will affect both the payoff amounts of certain debts of Cartesian and the final amount of the non-reimbursable costs and expenses incurred in connection with the merger. The amount of cash to be distributed with respect to each of the 1,632,103 outstanding Cartesian shares is estimated to be between $0.47 and $0.49. This per share amount could vary further if any outstanding options to purchase Cartesian shares are exercised prior to the merger.

      The merger will become effective when we file certificates of merger with the Delaware and California secretaries of state. We are working toward completing the merger as soon as possible and expect to complete the merger in the fourth quarter of 2001. Because the merger is subject to a number of conditions, however, we cannot predict the exact timing.

Merger Consideration

      In the merger, each outstanding share of Cartesian common stock will be converted into the right to receive 4.16682 shares of Genomic Solutions common stock and a pro rata amount of the cash consideration. The cash consideration to be paid by Genomic Solutions will be $2.5 million. This amount, reduced by certain amounts owed by Cartesian for non-trade payable debts immediately before the merger, will be distributed pro rata to Cartesian stockholders together with Genomic Solutions common stock issued in the merger. Such non-trade payable debts total approximately $1.7 million and include a Small Business Administration Loan of approximately $123,000, a loan from a shareholder of approximately $560,000, payments to BioDot, Inc., an affiliate of Cartesian, of approximately $775,000 for net loans to Cartesian, approximately $30,000 for software licensing fees to unrelated software providers, approximately $54,000 of transaction expenses net of amounts to be paid by Genomic Solutions and a loan of approximately $160,000 obtained on behalf of Cartesian’s subsidiary. The aggregate amount of non-trade payable debts could change depending on the date of the merger closing which will affect both the payoff amounts of the loans and the final amount of the costs and expenses incurred in connection with the merger. The amount of cash to be distributed with respect to each of the 1,632,102 outstanding Cartesian shares is estimated to be between $0.47 and $0.49. This per share amount could vary further if any outstanding options to purchase Cartesian shares are exercised prior to the merger.

      As discussed below, holders of Cartesian options may elect to exercise their options before the merger and receive shares of Genomic Solutions common stock and cash in the merger or to exchange their Cartesian options for replacement options to purchase Genomic Solutions common stock. At the effective time of the merger, the aggregate number of shares of Genomic Solutions common stock to be issued to Cartesian’s stockholders and the number of shares of Genomic Solutions common stock issuable upon exercise of replacement options issued to Cartesian’s option holders will equal 7,250,000. If no Cartesian options are exercised before the merger, Genomic Solutions will issue 6,800,679 shares of common stock to stockholders of Cartesian and will issue replacement options to purchase 449,321 shares of Genomic Solutions common stock to holders of outstanding options to purchase common stock of Cartesian. For each share of Cartesian common stock acquired by a Cartesian option holder upon the exercise of a Cartesian stock option before the merger, an additional 4.16682 shares of Genomic Solutions common stock will be issued to Cartesian’s stockholders and likewise, the number of shares of Genomic Solutions common stock issuable to former Cartesian option holders under replacement options will be reduced by 4.16682 shares.

      The merger consideration was determined through arms’-length negotiations between Genomic Solutions and Cartesian. See “— Background of the Merger.”

Treatment of Stock Options

      On September 6, 2001, there were outstanding options to purchase 107,833 shares under Cartesian’s stock option plan. Each Cartesian stock option outstanding at the time of the merger will be converted into a replacement option to purchase a number of shares of Genomic Solutions common stock equal to the number of shares of Cartesian common stock that could be purchased under the Cartesian option multiplied by 4.16682, at a price per share as follows: (i) each option to acquire one share of Cartesian common stock at a strike price of $0.3043 will be replaced with an option to acquire 4.16682 shares of Genomic Solutions common stock at a strike price of $0.073; and (ii) each option to acquire one share of Cartesian common stock at a strike price of $4.00 will be replaced with an option to acquire 4.16682 shares of Genomic Solutions common stock at an exercise price of $0.96. After applying the exchange ratio to the outstanding Cartesian options, any replacement option that would otherwise have been exercisable for a fractional share of Genomic Solutions common stock will be rounded down so that it will be exercisable for a whole number of shares of Genomic Solutions common stock.

      Replacement options will be on substantially the same terms and conditions as were applicable to Cartesian options before the merger (after giving effect to any provisions which were effected by the merger) except that the replacement option agreements will include similar restrictions as those contained in the lock-up agreements. See “Additional Agreements — Lock-Up Agreements”. Genomic Solutions will at all times after the merger reserve for issuance a sufficient number of shares of its common stock to be issued upon the exercise of the replacement options. Promptly after the merger, Genomic Solutions will make all filings required under federal and state securities laws to permit the exercise of the replacement options.

Fractional Shares

      Genomic Solutions will not issue any fractional shares of its common stock to Cartesian stockholders in the merger. Instead, Genomic Solutions will pay to each Cartesian stockholder who would otherwise be entitled to a fractional share of Genomic Solutions common stock an amount in cash (without interest) determined by multiplying the fraction by the per share closing price of Genomic Solutions’ common stock on the trading day before the merger is completed.

Exchange of Certificates

      Before the merger, Genomic Solutions will deposit with an exchange agent certificates representing Genomic Solutions common stock to be issued in the merger, the cash portion of the merger consideration and an amount of cash sufficient to cover payments for fractional shares with an exchange agent.

      Promptly after the merger, the exchange agent will deliver to each Cartesian stockholder of record immediately before the merger transmittal materials for use in exchanging certificates representing Cartesian common stock for certificates representing Genomic Solutions common stock and a pro rata portion of the cash consideration. Cartesian stockholders should not forward their Cartesian certificates until they receive the transmittal materials. The exchange agent will deliver the cash consideration and the certificates of Genomic Solutions common stock into which shares of a stockholder’s Cartesian common stock are converted in the merger (and any cash payable for fractional shares) to be delivered to each Cartesian stockholder when the Cartesian certificates are delivered to the exchange agent (or upon delivery of indemnity reasonably satisfactory to Genomic Solutions and the exchange agent, if any of the certificates are lost, stolen or destroyed). No interest will be paid on cash paid in lieu of a fractional share or on dividends or distributions that any stockholder is entitled to receive.

      Until they are surrendered, and subject to applicable law, as of the merger the Cartesian certificates will represent ownership of the number of shares of Genomic Solutions common stock and that portion of the cash consideration into which the Cartesian shares were converted in the merger. The holders will be entitled to all rights and privileges of holders of Genomic Solutions common stock, except that holders of Cartesian certificates will not be entitled to receive dividends or any other distributions declared by Genomic Solutions until the Cartesian certificates are surrendered. After the Cartesian certificates are surrendered, the holders of newly issued Genomic Solutions certificates will be paid, without interest, any dividends or other distributions with respect to the shares of Genomic Solutions common stock the record date for which is after the effective date of the merger.

      The exchange agent will return to Genomic Solutions all cash and any remaining certificates that are not claimed by former Cartesian stockholders within 12 months of the merger. Any former Cartesian stockholder who has not complied with the exchange procedures during that 12-month period may look only to Genomic Solutions for payment of merger consideration, without interest.

      After the merger, there will be no further transfers of shares of Cartesian common stock. If Cartesian certificates are presented to Genomic Solutions for transfer, they will be cancelled against delivery of Genomic Solutions certificates and a pro rata portion of the cash consideration.

Board of Directors and Management after the Merger

          Board of Directors after the Merger

      If the merger is approved, at the time of the merger the Genomic Solutions board of directors will be increased to seven and the following individuals will serve as directors:

Director	Age	Term Expires

Jeffrey S. Williams	35	2004
Robert G. Shepler (Chairman)	45	2002
P. Nicholas King*	62	2003
J. Matthew Mackowski	47	2003
Daniel J. Mitchell	44	2002
Damion E. Wicker, M.D.	40	2004
Thomas C. Tisone, Ph.D.	61	2004

*	On November 20, 2001, Mr. King passed away and his board seat currently is vacant. Under Genomic Solutions’ bylaws, Mr. King’s board seat may be filled by vote of a majority of the remaining directors. No candidate has yet been nominated or selected for this position.

Except for Mr. King, and Dr. Tisone, who is currently a director and executive officer of Cartesian, each of these individuals is currently a Genomic Solutions director.

      Jeffrey S. Williams joined Genomic Solutions in March 1997 as its President, Chief Executive Officer and a director. From 1995 until joining Genomic Solutions, Mr. Williams served as the Executive Vice President and Chief Operating Officer of International Remote Imaging Systems, a publicly-traded company specializing in digital imaging products for the clinical diagnostics and research marketplaces. Mr. Williams’ prior employment included various positions at Boehringer Mannheim GmbH, a global healthcare company, most recently as Vice President and Global Business Manager. He also served in various sales and marketing capacities with the Organon Pharmaceutical division of Akzo Nobel and the University of Michigan’s Intellectual Properties Office. Mr. Williams received a BS in Biology from Alma College and an MBA from the University of Michigan.

      Robert G. Shepler has been chairman of Genomic Solutions’ board since 1994. Mr. Shepler has been a partner of Mackowski & Shepler, a private equity investment firm, since 1992. Before Mackowski & Shepler,

Mr. Shepler served as a senior officer with the investment banking division of Merrill Lynch & Co. He is currently a director of several other private companies. He received a BA from Duke University and an MBA from New York University.

      P. Nicholas King served as a director of Genomic Solutions since January 1998. Mr. King was the founder and Managing Director of King Consultancy, a firm specializing in executive-level general management consulting since 1985. He was also Chairman of PBA Technology until it was acquired by Genomic Solutions in December 1997. Before forming King Consultancy, Mr. King served in various executive roles with The Tek Group of Cambridge and Cambridge Consultants, Ltd. Mr. King’s early career was spent with Staflex International Ltd., British European Airways and Rolls Royce Ltd. He received a Higher National Certificate in Mechanical Engineering from Derby & District College of Technology and a BSc in Mechanical Engineering from the Imperial College of London University.

      J. Matthew Mackowski has served as a director of Genomic Solutions since 1994. Mr. Mackowski has been a partner of Mackowski & Shepler since 1992. Before forming Mackowski & Shepler, Mr. Mackowski served as a partner of Robertson, Stephens & Co. and was an officer of Citicorp Venture Capital, Ltd. He received a BA from Duke University and an MBA from the Wharton School.

      Daniel J. Mitchell has served as a director of Genomic Solutions since 1997. Mr. Mitchell is currently a partner at Capital Health Venture Partners and Sequel Venture Partners. Before co-founding Capital Health Venture Partners in 1985, he was with the Institutional Venture Capital Fund at the First National Bank of Chicago. Mr. Mitchell is a director of Xcare.Net, Simione Central Holdings, Inc. and several private companies. He received a BS from the University of Illinois and an MBA from the University of California-Berkeley.

      Damion E. Wicker, M.D., has served as a director of Genomic Solutions since January 1998. Dr. Wicker is a General Partner at JP Morgan Partners LLC, formerly known as Chase Venture Capital Associates, LLC. Before joining Chase Capital Partners in April 1993, Dr. Wicker was President of Adams Scientific and held positions with MBW Venture Partners and Alexon, Inc. Dr. Wicker was also a Commonwealth Fund Medical Fellow for the National Institutes of Health. In addition to the Company, he currently is a director of Landec, V. I. Technologies and several private companies. Dr. Wicker received a BS from MIT, an M.D. from Johns Hopkins University, and an MBA from the Wharton School.

      Thomas C. Tisone, Ph.D., has been the president and a director of Cartesian and a director of BioDot, Inc. since he co-founded both companies in 1994. From May 1982 until founding Cartesian in March 1994, Dr. Tisone was president and one of the founders of Nouvas Manufacturing Technology Co., a custom automation engineering design company specializing in the development of equipment and instrumentation processing systems for use in the medical device and biodiagnostic industries. From March 1980 to April 1982, he was president of ASU R&D, Orange, CA, a division of ASU, AG a major Swiss watch manufacturer, involved in the development of new quartz-based products for frequency control and measurement. From January 1974 to February 1980, Dr. Tisone held various positions with Gould, Inc. Before Gould, he was a research scientist at Bell Labs, developing materials, processes and related manufacturing equipment for high density magnetic and semiconductor memories. Dr. Tisone holds a Ph.D. degree in Materials Science from Northwestern University and a B.S. degree in Metallurgy from the Colorado School of Mines.

      There are no material relationships between Genomic Solutions or its directors and officers and Cartesian or its directors and officers except as contemplated by the merger agreement or as described in this proxy statement/prospectus/consent solicitation. In the ordinary course of business and from time to time Genomic Solutions, Cartesian and their affiliates and subsidiaries may do business with each other.

      To the best of Genomic Solutions’ knowledge, (i) there are no material proceedings to which any prospective director of Genomic Solutions is a party, or has a material interest, adverse to Genomic Solutions, and (ii) there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any of these people during the past five years.

          Genomic Solutions’ Executive Officers after the Merger

      All of Genomic Solutions’ current executive officers will retain their current positions after the merger and Dr. Thomas C. Tisone will join the executive team as Executive Vice President of Genomic Solutions and President of Cartesian Acquiring Corporation. The current executive officers are:

Name	Position

Jeffrey S. Williams	Chief Executive Officer, President and Director
Steven J. Richvalsky	Chief Financial Officer, Executive Vice President and Treasurer
Michael P. Kurek	Executive Vice President of Sales and Service
Andrew A. Jakimcius	Executive Vice President of Michigan Operations
Shannon M. Richey	Executive Vice President of Marketing
David W. Byatt	Executive Vice President and Managing Director, Genomic Solutions, Ltd.
Gary A. Kendra	Executive Vice President, Secretary and General Counsel

      See “— Biographies of Genomic Solutions Directors” for background information for Mr. Williams and Dr. Thomas C. Tisone.

      Steven J. Richvalsky has served as Genomic Solutions’ Chief Financial Officer, Executive Vice President and Treasurer since October 1997. From August 1995 until joining Genomic Solutions, Mr. Richvalsky served as Senior Manager of Corporate Financial Analysis, Planning and Reporting at Comshare, Inc., a software company. Before Comshare, Mr. Richvalsky held various accounting and finance positions with US Robotics, Inc., a modem and data communications company, including Controller for its modem division and financial manager of its international operations. Mr. Richvalsky began his career with Ernst & Young and served as an Audit Manager in their Entrepreneurial Services Group. Mr. Richvalsky received a BS in Business Administration from John Carroll University and is a Certified Public Accountant.

      Michael P. Kurek, Ph.D., has served as Genomic Solutions’ Executive Vice President of Sales and Service since December 1997. From January 1996 until joining Genomic Solutions, Dr. Kurek was Vice President of Business Development for Gene Codes Corporation, a bioinformatics company, where he was responsible for global sales, marketing, and business development efforts. From January 1990 to December 1996, he was Vice President of Business Development for the Michigan Center for High Technology, where he managed a business incubator and provided management assistance to over 50 start-up companies. Previously, Dr. Kurek served as Director of Marketing and Sales for BioPolymers, Inc., a start-up medical device company. Before BioPolymers, he was Director of Business Development for Repligen, a biotechnology company and Product Manager, Life Sciences for the Millipore Corporation. Before joining Millipore, Dr. Kurek had conducted biomedical research at Case Western Reserve University, the Boston University School of Medicine, and the Boston Biomedical Research Institute. Dr. Kurek received a BS in Biology from Boston College, a Ph.D. in Genetics from Florida State University and an MBA from Boston University.

      Andrew A. Jakimcius has served as Genomic Solutions’ Executive Vice President of Michigan Operations since September, 2001. Between April 1998 and September 2001, he served as Genomic Solutions’ Executive Vice President of Operations. He joined the Bio Image Products Group of Millipore Corporation in 1991. Before joining Genomic Solutions, Mr. Jakimcius held various management, engineering and software development positions at imaging and medical-related companies, including Synthetic Vision Systems, Automated Custom Systems, Machine Vision International, and Medtronic. Mr. Jakimcius received a BS in Engineering and a MS in Bioengineering from the University of Michigan and an MBA from Eastern Michigan University.

      Shannon M. Richey has served as Genomic Solutions’ Vice President of Marketing since September, 2001. Between November 1999 and September, 2001, she served as Genomic Solutions’ Vice President of Genomics. She joined Genomic Solutions in 1997 as a product manager and in 1998 was given product management responsibility for the GeneTAC™ Biochip product line. Before joining Genomic Solutions, Ms. Richey worked from 1993 to 1997 as a product manager for Baxter/ Hyland-Immuno where she managed its anti-inhibitor hemophilia line. From 1990 to 1993, Ms. Richey worked for Schering Plough, most recently as a marketing manager. Ms. Richey received a BA degree from Wayne State University and an MBA from Cornell University.

      David W. Byatt has served as Genomic Solutions’ Executive Vice President and the Managing Director of Genomic Solutions, Ltd., Genomic Solutions Inc.’s wholly owned subsidiary in the United Kingdom, since September 2001. Between January 1998 and September 2001, Mr. Byatt served as Genomic Solutions’ Vice-President and most recently as the Product Development Director of Genomic Solutions, Ltd. Mr. Byatt joined Genomic Solutions with the merger of PBA Technology Ltd, a company based in the United Kingdom, for which he was a founder, principal, and the Director of Sales and Marketing. Prior to founding PBA Technology in May 1987, he was a partner and founder of Pinkney Byatt Associates, a contract engineering firm specializing in the design and manufacture of instrumentation for molecular biology applications. Before that, Mr. Byatt held various management, engineering and development positions at robotic and instrumentation companies, including, Aim Technology and Brown Boveri Kent. Mr. Byatt has a United Kingdom Higher National Certificate in Mechanical Engineering and is a Member of the Institute of Engineering Designers.

      Gary A. Kendra has served as Genomic Solutions’ General Counsel, Executive Vice President and Secretary since March 2001. From October 1999, until joining Genomic Solutions, Mr. Kendra practiced law with the law firm of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, which represents Genomic Solutions in various matters. Before that, from 1986 to 1999 Mr. Kendra practiced law with the firm of Wise & Marsac, P.C. Mr. Kendra received a BA from Michigan State University and a JD and LLM from Wayne State University Law School.

Representations and Warranties

          Representations and Warranties Regarding Genomic Solutions

      Genomic Solutions has made a number of representations and warranties in the merger agreement to the majority stockholders, including, among others, representations and warranties about:

•	corporate matters regarding Genomic Solutions and Cartesian Acquiring Corporation, such as organization and qualification, capitalization, authority and necessary consents and approvals;

•	the issuance of Genomic Solutions common stock to be issued in the merger;

•	brokers to which Genomic Solutions may owe a fee in connection with the merger; and

•	Genomic Solutions’ filings with the SEC.

          Representations and Warranties Regarding Cartesian

      Cartesian and the majority stockholders have made a number of representations and warranties in the merger agreement to Genomic Solutions and Cartesian Acquiring Corporation, including, among others, representations and warranties about the following matters as they relate to Cartesian and/or its subsidiary:

•	corporate matters, such as organization and qualification, capitalization, authority and necessary consents and approvals;

•	financial and tax matters, such as financial statements and financial position and accounts receivable;

•	litigation;

•	tangible and intangible property and assets, including equipment, machinery, leased and owned real property, intellectual property rights, software and inventory;

•	the operation of, and events affecting, the business of Cartesian and its subsidiary since June 30, 2001;

•	material contracts;

•	compliance with laws and the existence of required permits and licenses;

•	matters relating to the employees and employee benefit plans;

•	environmental, health and safety matters;

•	product warranties and product liabilities;

•	ownership interests of Cartesian, its subsidiary, its stockholders and related parties in competitors, suppliers and customers of Cartesian and its subsidiary;

•	Cartesian’s institutional debt;

•	debt owing between Cartesian, its stockholders and related parties;

•	the truth of information supplied by Cartesian and its stockholders to be included in this document; and

•	brokers to which Cartesian, its stockholders and related parties may owe a fee in connection with the merger.

          Representations and Warranties Regarding the Majority Stockholders

      The majority stockholders have made a number of representations and warranties in the merger agreement to Genomic Solutions and Cartesian Acquiring Corporation, including, among others, representations and warranties about:

•	the majority stockholders’ authority to enter into the merger agreement and related agreements; and

•	the majority stockholders’ access to and opportunity to review and ask questions about information regarding Genomic Solutions.

      For detailed information on the representations and warranties made by each of the parties, see the merger agreement attached to this proxy statement/ prospectus/ consent solicitation as Appendix A.

What We Must Do to Complete the Merger

      The merger will not be completed unless all of the following conditions are satisfied or waived. Any party to the merger agreement may waive any condition to its obligations to complete the merger. There can be no assurance that any of these will be satisfied or waived.

          Mutual Conditions

      Neither Genomic Solutions nor Cartesian and the majority stockholders will be obligated to complete the merger if:

•	the merger is not approved by Genomic Solutions’ stockholders;

•	a stop order suspending the effectiveness of the registration statement registering the shares of Genomic Solutions common stock to be issued in the merger or proceedings for that purpose have been initiated or threatened by the SEC or any state regulatory authorities; or

•	any suit, action or proceeding is pending or threatened which, if adversely decided, would prevent the merger or cause the merger to be rescinded.

          Genomic Solutions’ Conditions

      Genomic Solutions will not be obligated to complete the merger if:

•	Cartesian and the majority stockholders do not perform all of their obligations required under the merger agreement;

•	any of the representations and warranties made by Cartesian and the majority stockholders in the merger agreement are not true and correct as of the merger closing date or as of other specified dates, as applicable;

•	any event having a material adverse effect on Cartesian has occurred since June 30, 2001;

•	any required governmental filings, licenses, consents, authorizations, waivers or approvals are not made or obtained, or the same are made or obtained, but with conditions or requirements that are materially adverse to Genomic Solutions or Cartesian Acquiring Corporation;

•	Cartesian does not obtain all consents, waivers and approvals by third parties that it is required to obtain to complete the merger, or the same are obtained, but with conditions or requirements that are materially adverse to Genomic Solutions; or

•	any suit, action or proceeding is pending or threatened which, if adversely decided, would materially and adversely affect the right of Genomic Solutions or Cartesian Acquiring Corporation to operate or control the business of Cartesian or result in a material adverse effect on Cartesian.

      For purposes of the merger agreement, a material adverse effect on Cartesian means a material adverse effect on the business, properties, assets, liabilities, prospects, results of operation or condition (financial or otherwise) of Cartesian and its subsidiary taken as a whole.

          Cartesian’s Conditions

      Cartesian and the majority stockholders will not be obligated to complete the merger if:

•	Genomic Solutions does not perform all of its obligations required under the merger agreement;

•	any of the representations and warranties made by Genomic Solutions in the merger agreement are not true and correct as of the merger closing date or as of other specified dates, as applicable;

•	any required governmental filings, licenses, consents, authorizations, waivers or approvals are not made or obtained, or the same are made or obtained, but with conditions or requirements that are materially adverse to Cartesian’s stockholders; or

•	Genomic Solutions does not obtain all consents, waivers and approvals by third parties that it is required to obtain to complete the merger, or if the same are obtained, but with conditions or requirements that are materially adverse to Cartesian.

Waiver and Amendment

      Subject to applicable law, the merger agreement may be amended in writing by the parties at any time before the merger. Any party may waive in writing the performance by any other party of representations, warranties, covenants or other understandings under the merger agreement and the satisfaction of any conditions to its obligations to close the transaction.

Termination of the Merger Agreement

      The merger agreement may be terminated:

•	at any time before the merger by the mutual consent of the parties to the merger agreement; or

•	by either Genomic Solutions or Cartesian Acquiring Corporation, on the one hand, or by Cartesian and the majority stockholders, on the other hand, if the merger is not completed by November 30, 2001 (or by January 31, 2002 if the only remaining conditions to be satisfied are obtaining governmental consents and approvals).

      No party whose failure to fulfill an obligation under the merger agreement has delayed the completion of the merger beyond the dates listed above will have the right to terminate the merger agreement as a result of the delay.

      Some of the representations, warranties and covenants of Cartesian and the majority stockholders (regarding items such as the corporate organization and capitalization of Cartesian and its subsidiary, Cartesian’s authority to enter into the merger agreement, tax matters, environmental health and safety matters, intellectual property rights, employee benefit plans and the truth of information provided by Cartesian to be included in this document) will survive the merger for a period of three years. All other representations, warranties and covenants in the merger agreement will survive the merger for a period of one year.

Termination Fees

      If all of the conditions to Genomic Solutions’ and Cartesian Acquiring Corporation’s obligations to complete the merger are satisfied but Genomic Solutions does not perform its obligations under the merger agreement before November 30, 2001 (or by January 31, 2002 if the only remaining conditions to be satisfied are obtaining governmental consents and approvals), Genomic Solutions must pay Cartesian a termination fee of $1 million, plus Cartesian’s reasonable expenses incurred in connection with the merger. Genomic Solutions may offset the amount of any termination fee it is required to pay Cartesian against amounts Cartesian owes Genomic Solutions under the bridge loan Genomic Solutions has made to Cartesian. See “— Additional Agreements — Bridge Loan.”

      If all of the conditions to Cartesian’s and the majority stockholders’ obligations to complete the merger are satisfied but Cartesian does not perform its obligations under the merger agreement before November 30, 2001 (or by January 31, 2002 if the only remaining conditions to be satisfied are obtaining governmental consents and approvals), Cartesian must pay Genomic Solutions a termination fee of $1 million, plus Genomic Solutions’ reasonable expenses incurred in connection with the merger.

Indemnification

      Genomic Solutions will indemnify the majority stockholders from any damages they suffer as a result of any inaccuracy or misrepresentation in, or breach of any, warranty or covenant Genomic Solutions has made in the merger agreement.

      The majority stockholders, jointly and severally, will indemnify Genomic Solutions and the surviving corporation of the merger from any damages they suffer as a result of any inaccuracy or misrepresentation in, or breach of, any warranty or covenant Cartesian or the majority stockholders have made in the merger agreement. Generally, the indemnity obligations of the majority stockholders are limited to the 1,500,000 shares of Genomic Solutions stock to be held in escrow under the escrow agreement, or, if those shares have been released from escrow, to an aggregate of $3 million. See “— Additional Agreements — Escrow Agreement.”

      Generally, no party will be obligated to indemnify any other party under the merger agreement until the party seeking indemnification has suffered damages of at least $100,000, in which case the indemnifying party must indemnify the party seeking indemnification for all amounts, even those making up the first $100,000 of damages. However, if a majority stockholder had actual knowledge at the closing of the merger that a representation made by Cartesian or the majority stockholders was untrue, the $100,000 limit does not apply, nor does the survival period of the representation or the limitation in the indemnity liability discussed above.

Covenants Pending Closing

          Covenant Concerning Competing Transactions

      Cartesian has agreed not to directly or indirectly solicit, initiate or facilitate any inquiries or offers regarding any transaction that would compete with the merger. Among other possibilities, competing transactions would include sales of stock or other equity interests, mergers, consolidations, share exchanges, business combinations, sales or other dispositions of 20% or more of Cartesian’s assets in a single transaction or series of related transactions, and any agreement or public announcement to do any of the foregoing. If Cartesian receives a proposal or offer for a competing transaction, it must promptly so notify Genomic

Solutions and immediately terminate all existing discussions or negotiations with any parties regarding the competing transaction.

          Affirmative Covenants Concerning Cartesian

      With limited exceptions, Cartesian and each majority stockholder has agreed that it or he will cause Cartesian and its subsidiary each to, among other things:

•	conduct its business and operations in the ordinary course of business and to maintain its books, accounts and records, in each case consistent with its past custom and practice (except that its accounting books will be maintained in accordance with generally accepted accounting principles);

•	maintain its cash management, collection and other financial practices and policies in accordance with past custom and practice and generally accepted accounting principles;

•	maintain its current insurance policies or, if they are terminated, obtain replacement policies providing coverage at least equal to the coverage under the current policies to the extent practicable;

•	maintain, repair and replace its assets consistent with its past practices;

•	use reasonable efforts to maintain and preserve its present business organization, retain its employees and maintain its relationships with its agents, distributors, licensees, suppliers and customers;

•	maintain and protect all of its intellectual property;

•	comply with all legal requirements and contractual obligations applicable to or binding on it;

•	maintain all authorizations, consents, accreditations, licenses, permits and approvals pertaining to it;

•	file all tax reports and returns it is required to file, pay all taxes it owes and withhold or collect all taxes it is required to withhold or collect.

          Negative Covenants Concerning Cartesian

      With limited exceptions, Cartesian and each majority stockholder has agreed that it or he will cause Cartesian and its subsidiary each not to, among other things:

•	forgive, cancel, or waive any rights of material value or any debts or other material obligations owed to it;

•	amend its articles of incorporation or bylaws, other than to facilitate the merger;

•	merge or acquire any other company;

•	enter into new employment agreements or pay any increases in salary or bonuses;

•	make any capital expenditures over certain amounts;

•	incur debt, other than trade payables incurred in the ordinary course of business;

•	enter into any new business relationships with any of Cartesian’s stockholders, directors, officers or any of their family members or affiliates;

•	establish, amend, terminate or, except in the ordinary course of business, contribute to any employee benefit plan, except for insurance premiums payable under welfare benefit plans;

•	materially change its accounting methods, accelerate the collection of accounts receivable or delay the payment of accounts payable;

•	grant a security interest or lien on any of its assets;

•	sell or transfer any of its tangible assets except in the ordinary course of business, or cancel debts owed to it;

•	make any loans;

•	issue or sell any shares of its capital stock or securities or options convertible into or exercisable for shares of its capital stock;

•	acquire or redeem any of its capital stock or declare or pay any dividends or distributions on its capital stock, except in connection with the exercise of any options or the repurchase of any shares under any repurchase agreement currently in effect;

•	terminate, amend or modify any contract or agreement or any governmental license, permit or other authorization other than subscriber and service agreements in the ordinary course of business; or

•	enter into any contract or agreement not in the ordinary course of business that requires aggregate payments in excess of $10,000.

Additional Agreements

          Bridge Loan

      In anticipation of entering into the merger agreement, on August 7, 2001, Genomic Solutions extended a bridge line of credit facility to Cartesian to be used for working capital and operating expenses. On November 5, 2001, Genomic Solutions expanded the credit facility by an additional amount of up to $200,000. Under the terms of the bridge loan, Cartesian has borrowed $550,000, on which interest accrues at a rate of 10% per year. Cartesian must repay all amounts owing under the loan by March 31, 2002, or earlier if an event of default occurs. As security for its obligations under the loan, Cartesian has granted Genomic Solutions a security interest in all of its assets.

          Escrow Agreement

      Genomic Solutions, the majority stockholders of Cartesian and an escrow agent will enter into an escrow agreement. Under the escrow agreement, the majority stockholders of Cartesian will deposit an aggregate of 1,500,000 of the shares of Genomic Solutions common stock they will receive in the merger (and all other shares, options or other securities or property issued in respect of the escrowed shares by stock dividends, reclassifications, mergers or otherwise) into escrow. If the majority stockholders are obligated under the merger agreement to indemnify Genomic Solutions for any damages, the escrow agent will release to Genomic Solutions escrowed shares and other assets equal in value to the indemnifiable damages in full or partial satisfaction of Genomic Solutions’ indemnification claim. For purposes of determining the amount of escrowed shares and other assets to be released, the value of the escrowed shares will be the average of the mean between the bid and ask closing quotations (or if available, the closing prices) of the shares on the Nasdaq National Market for the ten trading days before the date they are valued. All other escrowed assets will be valued at their fair market value. On the first anniversary of the closing of the merger, the escrow agent will release to the majority stockholders all escrowed shares and other assets with respect to which Genomic Solutions has not made a claim for indemnification as of that date. See “— Indemnification.”

          Nomination to Genomic Solutions’ Board

      Genomic Solutions has agreed to nominate Dr. Tisone to serve as a Genomic Solutions director for a term expiring upon the earlier of Genomic Solutions’ 2004 annual stockholders’ meeting or May 31, 2004. Genomic Solutions has also agreed to enter into an indemnification agreement with Dr. Tisone on terms similar to those included in indemnification agreements between Genomic Solutions and its current directors.

          Voting Agreement

      Genomic Solutions, Cartesian Acquiring Corporation and the majority stockholders have entered into a voting agreement, the form of which is attached to this proxy statement/prospectus/consent solicitation as Appendix E.

      Among other things, under the voting agreement, each of the majority stockholders has agreed:

•	to vote his or its Cartesian common stock to approve the merger;

•	to vote his or its Cartesian common stock against any proposal presented to Cartesian stockholders that would result in a breach of any of Cartesian’s covenants, representations, warranties or agreements under the merger agreement or that would result in any condition to Cartesian’s obligations to complete the merger not being satisfied;

•	not to transfer any shares of Cartesian’s capital stock, including shares obtained after the date of the voting agreement; and

•	not to (and not to cause any of his or its affiliates to) directly or indirectly solicit, initiate or facilitate any inquiries or offers regarding any competing transaction.

      In the voting agreement the majority stockholders also have made representations and warranties related to the ownership of their shares of Cartesian stock, their authority to enter into the voting agreement and other matters.

      The voting agreement will terminate upon the earlier of the closing of the merger, the date the merger agreement is terminated under its terms, or January 31, 2002.

      Based on the number of shares of Cartesian common stock outstanding on September 6, 2001, excluding shares subject to options to purchase Cartesian common stock, the majority stockholders beneficially own approximately 74.5% of the outstanding shares of Cartesian common stock in the aggregate. Each of the majority stockholders is an executive officer, director, affiliate, and/or 5% or greater stockholder of Cartesian.

          Lock-Up Agreements

      Prior to the closing date of the merger, each of Cartesian’s stockholders will be asked to enter into a lock-up agreement in favor of Genomic Solutions, the form of which is attached as an exhibit to the merger agreement, which is attached to this proxy statement/ prospectus/ consent solicitation as Appendix A. The execution and delivery of the lock-up agreement by each Cartesian stockholder is a condition to Genomic Solutions’ obligation to complete the merger. Genomic Solutions has the right to waive this condition.

      Cartesian stockholders may vote for the merger without executing the lock-up agreement. Cartesian stockholders have no legal obligation to sign the lock-up agreement and will have no liability if they choose not to sign. However, if any Cartesian stockholder fails to execute and deliver the lock-up agreement, Genomic Solutions has the right to waive such failure and proceed with closing or terminate the merger agreement and pursue all termination fees, expense reimbursements and other remedies available under the merger agreement and applicable law.

      Under the lock-up agreements, during the 90 days after the merger is completed, each Cartesian stockholder may not sell or otherwise transfer or encumber any shares of Genomic Solutions stock he, she or it receives in the merger. During the nine month period after the initial 90-day period, former holders of Cartesian common stock and options may not transfer more than 80,772 shares of Genomic Solutions common stock per month in the aggregate. This aggregate limit has been divided among Cartesian stockholders proportionate to their respective holdings of Cartesian shares. In the event a holder does not transfer the full amount permitted during any month, there is no carryover to future periods and there is no adjustment to the limits on transfers by other stockholders subject to the lock-up agreement. During the three years after the merger is completed any former stockholder and certain former option holders of Cartesian who want to transfer more than 50,000 shares of Genomic Solutions common stock must give Genomic Solutions and its market makers the opportunity to assist in making an orderly sale of those shares. Genomic Solutions’ right to assist in making an orderly sale of those shares will terminate if the daily trading volume for Genomic Solutions common stock is greater than one million shares for 20 consecutive trading days. Some transfers, such as to Genomic Solutions or its stockholders, the former Cartesian stockholder’s immediate family, certain trusts and charitable organizations, will be allowed at any time and in any amount of shares.

      The effect of entering the lock-up agreement will be to restrict and limit the ability of a Cartesian stockholder to resell Genomic Solutions’ shares received in the merger. If the lock-up agreements were not applicable, resales of Genomic Solutions shares received in the merger by Cartesian stockholders who are not affiliates of Genomic Solutions at the time of sale would be limited primarily by applicable provisions of Rule 145 of the Rules and Regulations promulgated under the Securities Act of 1933. Under Rule 145, Cartesian stockholders who were not affiliates of Cartesian at the time of the vote or consent to the merger would be entitled to resell their Genomic Solutions shares at any time. For a period of one year after the merger, Cartesian stockholders who were affiliates of Cartesian at the time of the vote or consent to the merger would only resell their Genomic Solutions shares received in the merger in compliance with paragraphs (c), (e), (f) and (g) of Rule 144 of the Rules and Regulations promulgated under the Securities Act of 1933. These provisions generally require that there be adequate current public information regarding Genomic Solutions, that no more than the greater of (A) 1% of Genomic Solutions’ outstanding shares or (B) Genomic Solutions’ average weekly trading volume for the four weeks prior to sale, may be sold during any three month period and that the sales be made in ordinary brokers’ transactions or through market makers. During the second year after the merger, Cartesian stockholders who were affiliates of Cartesian at the time of the vote or consent to the merger would only be able to resell their Genomic Solutions shares received in the merger so long as there is adequate current public information regarding Genomic Solutions. After two years after the merger, Cartesian stockholders who were affiliates of Cartesian at the time of the vote or consent to the merger may resell their Genomic Solutions shares received in the merger at any time. In addition, former Cartesian stockholders who are affiliates of Genomic Solutions after the merger will be subject to the resale limitations of Rule 144 applicable to affiliates of an issuer, including the volume limitations referenced above.

      Genomic Solutions has required the lock-up agreements to avert a large number of Genomic Solutions shares being sold in a short period of time with the possible result of depressing the trading price for Genomic Solutions common stock. However, sales of the limited number of shares which may be sold under the lock-up agreements nevertheless may have the effect of lowering the trading price of the common stock. Also, sales of these shares after the lock-up period expires may have the effect of lowering the trading price of the common stock.

      For Cartesian stockholders, the limitations and restrictions on resale contained in the lock-up agreement may have the effect of preventing a sale at a time, or at the price, desired by the stockholder. This could lead to the stockholder realizing a price upon any later sale which is less than that which could be realized if the restrictions and limitations under the lock-up agreement were not applicable.

          Agreements with Employees

      At the closing of the merger, Genomic Solutions will enter into consulting agreements, employment agreements or amendments to employment agreements with Dr. Tisone and various other employees of Cartesian. See “The Merger — Interests of Officers and Directors” for a discussion of the material terms of Dr. Tisone’s employment agreement.

          Non-Compete Agreements

      At the closing, each of Dr. Tisone, Michael L. Surmanian and Donald J. Rose, each of whom is currently a director and/or executive officer of Cartesian, will enter into non-compete agreements with Genomic Solutions. Among other things, the persons executing the non-compete agreements will agree for a period of three years after the merger not to:

•	compete with Genomic Solutions in the business of the development of instrumentation and consumables for life sciences and pharmaceutical research, including genomic and proteomic related research and drug discovery, combinatorial chemistry, high through put screening and crystallography, in the United States or any other place in the world where Genomic Solutions is then doing business or contemplating doing business;

•	solicit or induce any of Genomic Solutions’ customers or vendors to stop doing business with Genomic Solutions; or

•	solicit or induce any of Genomic Solutions’ employees or independent contractors to leave Genomic Solutions.

          Affiliate Agreements

      On or before the closing date of the merger, certain affiliates of Cartesian will enter into affiliate agreements in favor of Genomic Solutions, the form of which is attached as an exhibit to the merger agreement, which is attached to this proxy statement/prospectus/consent solicitation as Appendix A.

      Under the affiliate agreements, each Cartesian affiliate acknowledges that he, she or it may not sell their shares of Genomic Solutions common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act covering those shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. Genomic Solutions agrees in the affiliate agreements to file required reports with the SEC to facilitate sales of its common stock by the Cartesian affiliates. See “The Merger — Resales of Genomic Solutions Common Stock by Affiliates of Cartesian”.

          Other Miscellaneous Covenants

      The merger agreement also contains agreements relating to the preparation and filing of this proxy statement/prospectus/consent solicitation and the registration statement filed with the SEC and the submission of the merger for stockholder approval. The parties have also agreed to consult each other before issuing any public statements and to provide prompt notice to each other if certain events occur.

Expenses

      All expenses incurred in connection with the merger agreement and the transactions it contemplates will be paid by the party incurring them.

Arbitration

      The parties have agreed to resolve any dispute arising out of the merger agreement by arbitration.

UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

      The pro forma combined statements of operations data presented below for the year ended December 31, 2000 and the nine months ended September 30, 2001 assume that the acquisition of Cartesian occurred at the beginning of each of the pro forma periods presented by combining Genomic Solutions’ results for the year ended December 31, 2000 with Cartesian’s results for the year ended October 31, 2000 and combining Genomic Solutions’ results for the nine months ended September 30, 2001 with Cartesian’s results for the nine months ended July 31, 2001. The pro forma balance sheet data assume that the acquisition of Cartesian occurred on September 30, 2001 by combining Genomic Solutions’ balance sheet at September 30, 2001 with Cartesian’s balance sheet at July 31, 2001. You should not assume that Genomic Solutions and Cartesian would have achieved the unaudited pro forma combined results if they had actually been combined during the periods shown.

      As consideration to Cartesian’s stockholders for the acquisition, assuming no Cartesian options are exercised before the merger, Genomic Solutions will issue 6,800,679 shares of common stock, grant options to purchase 449,321 shares of common stock and pay $2.5 million in cash, less certain amounts owed by Cartesian for non-trade payable debts and transaction expenses of Cartesian estimated to total approximately $1.7 million. This amount could change depending on the date of the closing of the merger which will affect both the payoff amounts of certain debts of Cartesian and the final amount of the non-reimbursable costs and expenses incurred in connection with the merger. The amount of cash to be distributed with respect to each of the 1,632,103 outstanding Cartesian shares is estimated to be between $0.47 and $0.49. This per share amount could vary further if any outstanding options to purchase Cartesian shares are exercised prior to the merger. The acquisition will be accounted for using the purchase method of accounting. In addition to the pro forma effect of the acquisition of Cartesian, certain transactions that are contingent upon the closing of the acquisition are also reflected in the pro forma information.

      The pro forma results have not been adjusted to include operating efficiencies that Genomic Solutions’ management believes are attainable. For example, the combined financial information below includes operating expenses for two facilities in California and two facilities in Huntingdon, England. Operating efficiencies would include the closing of Genomic Solutions’ San Diego facility and Cartesian’s Huntingdon, England facility.

      The unaudited pro forma combined results should be read in conjunction with the historical consolidated financial statements and related notes of, and other financial information pertaining to, Genomic Solutions and Cartesian, including Genomic Solutions’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and Cartesian’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” which appear elsewhere in this proxy statement/ prospectus/ consent solicitation.

GENOMIC SOLUTIONS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2001

	Genomic	Cartesian	Pro Forma		Pro Forma
	Solutions Inc.	Technologies, Inc.	Adjustments		Consolidated

	(in thousands)
ASSETS
Current Assets:
Cash	$18,612	$—	$(2,500	)(A)	$16,112
Accounts receivable, net	4,452	1,658	(232	)(B)	5,878
Inventories	7,507	2,843	—		10,350
Prepaid expenses and other	1,474	231	(47	)(B)	1,658

Total current assets	32,045	4,732	(2,779)		33,998
Property and equipment, net	3,148	262	—		3,410
Goodwill and intangible assets, net	465	414	12,873	(C)(D)	13,752
License fees, net	4,269	—	—		4,269
Other assets	1,667	117	—		1,784

Total assets	$41,594	$5,525	$10,094		$57,213

Liabilities and Stockholders’ Equity
Current Liabilities:
Lines of credit	$2,500	$—	$—		$2,500
Current portion of long-term debt	23	181	(143	)(B)	61
Accounts payable	2,392	2,206	(944	)(B)	3,654
Accrued liabilities	3,752	1,670	317	(B)(D)	5,739
Deferred revenue	163	—	—		163

Total current liabilities	8,830	4,057	(770)		12,117

Long-Term Liabilities:
Long-term debt, less current portion	2	39	—		41
Other long-term liabilities	60	—	—		60

Total long-term liabilities	62	39	—		101

Stockholders’ Equity:
Common stock	24	2	5	(A)(E)	31
Additional paid-in capital	88,926	2,112	12,182	(A)(D)(E)	103,220
Notes receivable	(135)	(8)	—		(143)
Deferred compensation related to stock options	(79)	—	—		(79)
Retained deficit	(55,726)	(675)	(1,325	)(C)(E)	(57,726)
Accumulated other comprehensive loss	(308)	(2)	2		(308)

Total stockholders’ equity	32,702	1,429	10,864		44,995

Total liabilities and stockholders’ equity	$41,594	$5,525	$10,094		$57,213

The accompanying notes are an integral part of these consolidated statements.

GENOMIC SOLUTIONS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

	Genomic	Cartesian
	Solutions	Technologies,	Pro Forma		Pro Forma
	Inc.	Inc.	Adjustments		Consolidated

	(in thousands, except per share data)
Revenue	$12,471	$6,907	$—		$19,378
Cost of revenue	8,677	3,760	—		12,437

Gross profit	3,794	3,147	—		6,941

Operating expenses:
Selling, general and administrative	10,651	2,433	140	(F)	13,224
Research and development	5,400	703	—		6,103
Restructuring charges	2,386	—	—		2,386

Total operating expenses	18,437	3,136	140		21,713

Loss from operations	(14,643)	11	(140)		(14,772)
Total other income (expense)	874	(74)	—		800

Loss before taxes	(13,769)	(63)	(140)		(13,972)
Provision (benefit) for income taxes	2	(23)	—		(21)

Net loss	(13,771)	(40)	(140)		(13,951)
Deemed dividend upon repurchase of stock from PerkinElmer, Inc.	(2,811)	—	—		(2,811)

Net loss attributable to common stockholders	$(16,582)	$(40)	$(140)		$(16,762)

Net Loss Per Share, Basic and Diluted:
Net loss per share	$(0.56)				$(0.44)
Loss per share from deemed dividend	(0.11)				(0.09)

Loss per share attributable to common stockholders	$(0.67)				$(0.53)

Weighted average common shares	24,592				31,393

The accompanying notes are an integral part of these consolidated statements.

GENOMIC SOLUTIONS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
(in thousands, except share data)

	Genomic	Cartesian
	Solutions	Technologies,	Pro Forma		Pro Forma
	Inc.	Inc.	Adjustments		Consolidated

Revenue	$19,077	$7,712	$—		$26,789
Cost of revenue	9,374	4,325	—		13,699

Gross profit	9,703	3,387	—		13,090
Operating expenses:
Selling, general and administrative	11,919	3,193	187	(F)	15,299
Research and development	5,596	682	—		6,278
Restructuring charges	600	—	—		600

Total operating expenses	18,115	3,875	187		22,177

Loss from operations	(8,412)	(488)	(187)		(9,087)
Other income, net	558	19	—		577

Loss before taxes, minority interest and extraordinary item	(7,854)	(469)	(187)		(8,510)
Benefit for income taxes	—	(159)	—		(159)
Minority interest in loss of subsidiary	—	16	—		16

Loss before extraordinary item	(7,854)	(294)	(187)		(8,335)
Extraordinary Loss on extinguishment of subordinated debt	(1,050)	—	—		(1,050)

Net Loss	(8,904)	(294)	(187)		(9,385)
Non-cash common stock warrant benefit	1,059	—	—		1,059
Deemed dividend upon issuance of stock to PerkinElmer, Inc.	(8,000)	—	—		(8,000)

Net loss attributable to common stockholders	$(15,845)	$(294)	$(187)		$(16,326)

Net Loss Per Share, Basic and Diluted:
Loss per share before extraordinary item	$(0.45)				$(0.34)
Loss per share from extraordinary item	(0.06)				(0.04)

Net loss per share	(0.51)				(0.39)
Income per share from non-cash common stock warrant benefit	0.06				0.04
Loss per share from deemed dividend	(0.45)				(0.33)

Loss per share attributable to common stockholders	$(0.90)				$(0.67)

Weighted average common shares	17,526				24,327

The accompanying notes are an integral part of these consolidated statements.

NOTES TO PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

      The preliminary estimate of the total purchase price is approximately $17.7 million consisting of cash surrendered of $2.5 million, less certain non-trade payable debts and transaction expenses of Cartesian estimated to total approximately $1.7 million. This amount could change depending on the date of the closing of the merger which will affect both the payoff amounts of certain debts of Cartesian and the final amount of the non-reimbursable costs and expenses incurred in connection with the merger. The amount of cash to be distributed with respect to each of the 1,632,103 outstanding Cartesian shares is estimated to be between $0.47 and $0.49. This per share amount could vary further if any outstanding options to purchase Cartesian shares are exercised prior to the merger. Additionally, the purchase price will consist of 6,800,679 shares of Genomic Solutions’ common stock (with a fair value of approximately $13.5 million, net of issuance expenses) the assumption of outstanding stock options with a fair value of approximately $832,000, and transaction costs of approximately $877,000.

      The pro forma adjustments made in preparing the above pro forma combined balance sheet and statements of operations are as follows:

(A)	Adjustment to reflect the purchase price of Cartesian. As consideration for the acquisition of Cartesian, Genomic Solutions will issue 6,800,679 shares of common stock, grant options to purchase 449,321 shares of common stock and pay $2.5 million in cash.

The estimated purchase price is as follows:

Tangible net assets	$2,805,000
In-process research and development	2,000,000
Goodwill and identifiable intangible assets	12,873,000

$17,678,000

(B)	Adjustment to eliminate Cartesian’s non-trade payable debt included in Cartesian’s balance sheet as of July 31, 2001, which will be paid off at or before the closing of the merger. The debt will not be assumed by Genomic Solutions or Cartesian Acquiring Corporation.

(C)	Adjustment to record goodwill and intangible assets in connection with purchase accounting. Business combinations consummated after June 30, 2001 that are not poolings must be accounted for under Statement of Financial Accounting Standards No. 142. SFAS 142 provides new rules for allocating the purchase price to intangible assets and for not amortizing intangible assets with indefinite lives. The estimated purchase price for the acquisition has been allocated on a preliminary basis to assets and liabilities based on management’s best estimates of fair values with the excess purchase price over the tangible net assets and identifiable intangible assets acquired allocated to goodwill. This allocation is subject to change pending a final analysis of the value of the assets acquired and liabilities assumed. Intangible assets will be amortized over periods not exceeding 15 years.

(D)	Adjustment to establish acquisition-related liabilities.

(E)	Adjustment to eliminate Cartesian’s stockholders’ equity in connection with purchase accounting.

(F)	Adjustment to record amortization expense on intangibles recorded in connection with purchase accounting.

DESCRIPTION OF GENOMIC SOLUTIONS CAPITAL STOCK

      Under Genomic Solutions’ third amended and restated certificate of incorporation, its authorized capital stock consists of 40,000,000 shares of common stock, par value $.001 per share, 40,000,000 shares of callable common stock, par value $.001 per share and 15,000,000 shares of preferred stock, par value $.001 per share. If Genomic Solutions stockholders approve the proposal to adopt the fourth amended and restated certificate of incorporation, its authorized capital stock will consist of 60,000,000 shares of common stock and 15,000,000 shares of preferred stock.

      The following summary of the terms and provisions of Genomic Solutions’ capital stock does not purport to be complete. You may refer to Genomic Solutions’ third amended and restated certificate of incorporation, Genomic Solutions’ bylaws and to applicable law, for the complete description of the terms and provisions of Genomic Solutions’ capital stock. If Genomic Solutions’ proposed fourth amended and restated certificate of incorporation is approved by stockholders, it will supersede the provisions of Genomic Solutions’ third amended and restated certificate of incorporation. The complete text of the proposed fourth amended and restated certificate of incorporation is attached to this document as Appendix D.

Common Stock

      There were 24,344,822 shares of Genomic Solutions’ common stock issued and outstanding as of October 31, 2001. In addition, Genomic Solutions has reserved a total of 4,313,018 shares of common stock for issuance upon exercise of warrants and options granted or to be granted under its stock option plans or otherwise.

      The holders of Genomic Solutions’ common stock:

•	have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the board, subject to the rights of holders of any outstanding preferred stock;

•	are entitled to share ratably in all of Genomic Solutions’ assets available for distribution to holders of its common stock upon liquidation, dissolution or winding up of the affairs of Genomic Solutions, subject to the rights of holders of any outstanding preferred stock;

•	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and

•	are entitled to one vote per share on all matters which stockholders may vote on at all meetings of stockholders.

      The holders of Genomic Solutions’ common stock do not have cumulative voting rights, which means that the holders of more than 50% of outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In that event, the holders of the remaining shares will not be able to elect any directors.

Callable Common Stock

      There were no shares of Genomic Solutions’ callable common stock issued and outstanding as of October 31, 2001. If Genomic Solutions stockholders approve the proposal to adopt the fourth amended and restated certificate of incorporation, no shares of callable common stock will be authorized.

Preferred Stock

      There were no shares of Genomic Solutions’ preferred stock issued and outstanding as of October 31, 2001. Genomic Solutions’ board is authorized, without further stockholder action, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the preferred stock. The existence of authorized but unissued preferred stock may enable Genomic Solutions’ board to render more difficult or to discourage an attempt to obtain control of Genomic

Solutions by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in Genomic Solutions’ best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder group. In this regard, both Genomic Solutions’ third and fourth amended and restated certificates of incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of shares of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control of Genomic Solutions.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Genomic Solutions’ Certificate of Incorporation and Bylaws

      Genomic Solutions is subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Genomic Solutions and, accordingly, may discourage attempts to acquire Genomic Solutions.

      In addition, provisions of Genomic Solutions’ certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Board of Directors Vacancies

      Genomic Solutions’ bylaws authorize the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

Staggered Board

      Genomic Solutions’ bylaws provide that its board is classified into three classes of directors. This may inhibit a stockholder from nominating and electing directors and gaining control of the board of directors.

Stockholder Action; Special Meeting of Stockholders

      Genomic Solutions’ bylaws further provide that special meetings of its stockholders may be called only by the President, Chief Executive Officer or Chairman of the board of directors, a resolution adopted by the board or at the request in writing of the stockholders owning at least 50% of Genomic Solutions’ capital stock. These provisions could limit the ability of stockholders to assemble a stockholders meeting for action they seek to propose.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

      Genomic Solutions’ bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, Genomic Solutions’ principal executive offices not less than 120 days before the first anniversary of the date of Genomic Solutions’ notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders; provided, however that if the scheduled meeting date differs from the date of the next preceding annual meeting of stockholders and if less than 130 days notice or prior public disclosure of the scheduled meeting date is given or made, notice by the stockholder, to be timely, must be delivered or received not later than the close of business on the tenth day following the earlier of the day on which the notice of the meeting was mailed to stockholders or the day on which the public disclosure was made. Genomic Solutions’ bylaws also contain specific requirements as to the form and content of a stockholder’s notice. These provisions may inhibit Genomic Solutions’ stockholders from bringing matters before Genomic Solutions’ annual meeting of stockholders or from making nominations for directors at Genomic Solutions’ annual meeting of stockholders.

Transfer Agent and Registrar

      The transfer agent and registrar for Genomic Solutions’ common stock is American Stock Transfer & Trust Co.

COMPARISON OF STOCKHOLDER RIGHTS

      The following is a summary of the material differences between the current rights of Cartesian stockholders and those of Genomic Solutions stockholders. Except as described below, the principal rights of Genomic Solutions stockholders and Cartesian stockholders do not differ materially. This summary may not contain all of the information that is important to you. For a full description of the rights of Genomic Solutions stockholders and Cartesian stockholders, you must refer to the companies’ respective governing laws and documents. We will send you a copy of the articles of incorporation or certificate of incorporation and bylaws of each company without charge at your request.

Governing Law and Documents

      The rights of Genomic Solutions’ stockholders are, and if the merger is completed, the rights of Cartesian’s former stockholders who receive Genomic Solutions stock in the merger will be, governed by Genomic Solutions’ certificate of incorporation, its bylaws and the Delaware General Corporation Law. If the proposal to adopt Genomic Solutions’ fourth amended and restated certificate of incorporation is approved, Genomic Solutions’ fourth amended and restated certificate of incorporation will replace its third amended and restated certificate of incorporation. Other than with respect to callable common stock, the amendments to the third amended and restated certificate of incorporation will not affect the principal rights of holders of Genomic Solutions’ capital stock.

      The rights of Cartesian’s stockholders are governed by Cartesian’s articles of incorporation, its bylaws and the California General Corporation Law.

Amendments to Governing Documents

      Genomic Solutions may amend, alter or repeal its certificate of incorporation as prescribed by the Delaware General Corporation Law, which generally requires the approval of holders of a majority of the outstanding stock entitled to vote on the amendment. Genomic Solutions’ bylaws may be adopted, amended, altered, repealed, or rescinded either by its board of directors without the vote of Genomic Solutions’ stockholders, or by the vote of holders of a majority of Genomic Solutions’ outstanding shares of voting stock. The board of directors may not amend or supplement the bylaws in a way that varies or conflicts with any amendment or supplement adopted by the stockholders.

      Cartesian may amend, alter or repeal its articles of incorporation as prescribed by the California General Corporation Law, which generally requires the approval of holders of a majority of the outstanding stock entitled to vote on the amendment. Cartesian’s stockholders may make, alter or repeal the bylaws by an affirmative vote or written consent of a majority of the outstanding shares entitled to vote, except that a bylaw reducing the minimum number of directors to less than five cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting in the case of action by written consent are equal to more than 16 2/3% of the outstanding shares entitled to vote. Except for changing the authorized number of directors, and subject to the right of the stockholders to adopt, amend or repeal the bylaws, Cartesian’s board of directors may be adopt, amend or repeal the bylaws.

Authorized and Issued Capital Stock

      The authorized capital stock of Genomic Solutions currently consists of 40,000,000 shares of common stock, 40,000,000 shares of callable common stock and 15,000,000 shares of preferred stock. If the proposal to amend and restate Genomic Solutions’ certificate of incorporation is approved, there will be 60,000,000 shares of common stock authorized and no shares of callable common stock authorized. As of October 31, 2001, there were 24,344,822 shares of common stock outstanding and no shares of callable common stock or preferred stock outstanding. If the merger is completed, there will be approximately 31,145,501 shares of Genomic Solutions common stock outstanding (assuming that no Cartesian options are exercised before the merger). Without stockholder approval, Genomic Solutions’ board of directors may set the rights and preferences of various series of preferred stock and issue preferred stock.

      The authorized capital stock of Cartesian consists of 10,000,000 shares of common stock. As of October 31, 2001, there were 1,632,103 shares of common stock outstanding.

Voting Rights; Cumulative Voting

      Holders of Genomic Solutions common stock have one vote per share and do not have cumulative voting rights. Any shares of preferred stock issued by Genomic Solutions may have voting rights different from those of shares of common stock.

      The holders of Cartesian common stock have one vote per share, except that, if any stockholder requests cumulative voting in connection with the election of directors, all stockholders are entitled to cumulative voting. Under cumulative voting, each stockholder is entitled to a number of votes equal to the number of shares held by that stockholder, multiplied by the number of directors to be elected, and each stockholder is entitled to cast all of the stockholder’s votes for one candidate for director, or allocate the stockholder’s votes among two or more candidates, as the stockholder sees fit.

Special Meetings of Stockholders

      Special meetings of Genomic Solutions’ stockholders may be called only by the chairman of the board, the president or the board of directors or at the written request of stockholders owning at least 50% of outstanding capital stock entitled to vote.

      Special meetings of Cartesian’s stockholders may be called only by the chairman of the board, the president or the board of directors or at the written request of stockholders owning at least 10% of outstanding capital stock entitled to vote.

Quorum and Voting Requirements for Stockholder Meetings

      A majority of the issued and outstanding stock of Genomic Solutions entitled to vote at a meeting constitutes a quorum for the transaction of business at the meeting. Where a quorum is present, the affirmative vote of a majority of shares entitled to vote at the meeting on the subject matter is required to take action on all matters other than (a) the election of directors, who must be elected by a plurality of shares entitled to vote to elect directors, and (b) certain matters such as mergers, sales of all or substantially all of Genomic Solutions’ assets and amendment of the articles of incorporation, which must be approved by a majority of Genomic Solutions’ issued and outstanding common stock.

      A majority of the issued and outstanding stock of Cartesian entitled to vote at a meeting constitutes a quorum for the transaction of business at the meeting. Where a quorum is present, the affirmative vote of a majority of shares entitled to vote at the meeting on the subject matter is required to take action on all matters, other than (a) the election of directors, who must be elected by a plurality of shares entitled to vote at the meeting on the election of directors; and (b) certain matters such as mergers, sales of all or substantially all of Cartesian’s assets and amendment of the articles of incorporation, which must be approved by a majority of Cartesian’s issued and outstanding common stock.

Stockholder Proposals and Nominations of Directors

      At an annual meeting of Genomic Solutions stockholders, only such business may be conducted as has been brought before the meeting by:

•	the board of directors;

•	the chairman of the board; or

•	a stockholder or stockholders who own at least 10% of the shares entitled to vote at the meeting and who has given timely written notice containing specified information to Genomic Solutions’ secretary.

Only persons who have nominated to serve as a director by any of the foregoing persons may be elected as a director at an annual meeting.

      Cartesian does not have an advance notice procedure for nominating candidates for election of directors or to bring other business before an annual meeting of its stockholders.

Number and Classification of Board of Directors

      The Genomic Solutions board of directors currently consists of six directors who serve for three-year terms. Genomic Solutions has three classes of directors, as nearly equal in number as is possible. The number of Genomic Solutions directors may be fixed by resolution of the board of directors, but can not be less than three or more than nine.

      The Cartesian board of directors currently consists of five directors. The Cartesian board is not classified. An amendment to Cartesian’s bylaws changing the number of directors requires the approval of the holders of a majority of Cartesian’s outstanding common stock, except that an amendment reducing the minimum number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting in the case of action by written consent are equal to more than 16 2/3% of the outstanding shares entitled to vote.

Removal of Directors

      Genomic Solutions’ directors may be removed for cause by the approval of a majority of the then outstanding stock entitled to vote generally in the election of directors.

      Neither Cartesian’s articles of incorporation nor its bylaws contain provisions governing the removal of directors. Under the California law, Cartesian’s board of directors may remove any director who has been convicted of a felony or declared of unsound mind by an order of court. Any director may be removed without cause if removal is approved by the affirmative vote of a majority of the outstanding shares, except that no director may be removed, unless the entire board of directors is removed, when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast, or, if the action is taken by written consent, all shares entitled to vote were voted.

Vacancies and Newly Created Directorships

      Any vacancy or newly-created directorship on the Genomic Solutions board of directors may be filled by the affirmative vote of a majority of the remaining directors then in office.

      Vacancies on the Cartesian board of directors created by the removal of directors may be filled only by approval of a majority of the stockholders entitled to vote at a duly held meeting at which a quorum is present or by written consent of all the stockholders entitled to vote. All other vacancies may be filled by the affirmative vote of a majority of the remaining directors then in office. The stockholders may elect a director at any time to fill any vacancy not filled by the directors. Any election by written consent other than to fill a vacancy created by removal requires the consent of a majority of the outstanding shares entitled to vote.

Limitation of Liability

      The liability of each Genomic Solutions director is limited to the fullest extent permitted by the Delaware General Corporation Law. The Delaware General Corporation Law does not permit monetary liability to be eliminated based on:

•	breach of the duty of loyalty;

•	acts not in good faith or that involve intentional misconduct or a knowing violation of law;

•	illegal dividends or other distributions of corporate assets; or

•	any transaction from which the director derives an improper personal benefit.

      The liability of each Cartesian director for monetary damages for a breach of fiduciary duty as a director is limited to the fullest extent permitted by the California General Corporation Law. The California General Corporation Law does not permit monetary liability to be eliminated based on:

•	intentional misconduct or knowing and culpable violation of law;

•	acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director;

•	receipt of an improper personal benefit;

•	acts or omissions that show reckless disregard for the director’s duty to the corporation or its stockholders, where the director in the ordinary course of performing a director’s duties should be aware of a risk of serious injury to the corporation or its stockholders;

•	acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation and its stockholders;

•	transactions between the corporation and a director who has a material financial interest in the transaction; and

•	liability for improper distributions, loans or guarantees.

Indemnification

      Genomic Solutions’ certificate of incorporation and bylaws eliminate the personal liability of directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the Delaware General Corporation Law. Genomic Solutions will indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

      Cartesian’s bylaws provide that Cartesian will indemnify its directors and officers to the fullest extent permitted by the California General Corporation Law. Under the California General Corporation Law, a director or officer is entitled to be indemnified if he or she is successful on the merits in defense of any proceeding or in defense of any claim, issue or matter therein. Cartesian may indemnify a director or officer if he or she acted in good faith and in a manner he or she believed to be in the best interests of Cartesian and its stockholders.

Stockholder Approval of Business Combinations with Interested Stockholders

      Under Section 203 of the Delaware General Corporation Law, Genomic Solutions may not engage in a business combination, such as a merger or takeover, with one of its interested stockholders for three years following the date that the person becomes an interested stockholder. With some exceptions, an interested stockholder is generally a person or group who or which owns 15% or more of Genomic Solutions’ outstanding voting stock, including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only, or is an affiliate or associate of Genomic Solutions and was the owner of 15% or more of such voting stock at any time within the previous three years.

      The provisions of the California General Corporation Law that are equivalent to the provisions of Section 203 of the Delaware General Corporation Law are not applicable to Cartesian because it has fewer than 100 stockholders of record.

Stockholder Derivative Suits

      Under Delaware law, a Genomic Solutions stockholder may bring a derivative action on behalf of Genomic Solutions only if the stockholder was a stockholder of Genomic Solutions at the time of the transaction in question or he or she acquired his or her Genomic Solutions stock after the transaction by operation of law. A plaintiff stockholder need not furnish a security bond upon motion of the defendant in a stockholder derivative suit.

      Under California law, a Cartesian stockholder may bring a derivative action on behalf of Cartesian without having been a stockholder at the time of the transaction in question, provided that the alleged wrongdoing was not known to the stockholder or the public when the stockholder acquired his or her shares and certain other requirements are fulfilled. Cartesian or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff stockholder to furnish a security bond.

Dissenters’ Rights

      Genomic Solutions stockholders are not entitled to dissenters’ rights in connection with a merger or consolidation because Genomic Solutions’ stock is listed on the Nasdaq National Market.

      Cartesian’s stockholders are entitled to dissenters’ rights in connection with a merger or consolidation. See “The Merger — Dissenters’ Rights” for a detailed description of dissenters’ rights under the California General Corporation Law.

Inspection of Stockholders List

      A Genomic Solutions stockholder may inspect Genomic Solutions’ stock ledger, list of stockholders and other books and records during regular business hours, upon a written demand under oath stating the purpose of the inspection. If Genomic Solutions refuses the request, or fails to respond within five business days after the demand has been made, the stockholder may petition the court for an order to compel the inspection.

      Any Cartesian stockholder may inspect and copy Cartesian’s stockholder list for any purpose reasonably related to the person’s interest as stockholder. Stockholders owning an aggregate of five percent or more of Cartesian’s voting shares have an absolute right to inspect and copy the stockholder list.

PROPOSAL TO ADOPT GENOMIC SOLUTIONS’ PROPOSED

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Proposal

      Genomic Solutions’ board of directors has unanimously adopted a resolution approving, and recommending to Genomic Solutions’ stockholders for their approval, a fourth amended and restated certificate of incorporation which would:

•	delete provisions authorizing 40,000,000 shares of callable common stock and governing call rights and other rights with respect to the callable common stock; and

•	increase Genomic Solutions’ authorized capital stock from 40,000,000 shares of common stock to 60,000,000 shares of common stock.

      If this proposal is approved, Genomic Solutions’ certificate of incorporation will be amended and restated in its entirety as set forth in the attached Appendix D. Because this is only a summary of the proposed fourth amended and restated certificate of incorporation, we encourage you to read Appendix D in its entirety.

Reasons for Amending and Restating the Certificate of Incorporation

      Genomic Solutions’ third amended and restated certificate of incorporation authorizes Genomic Solutions to issue 40,000,000 shares of common stock, 40,000,000 shares of callable common stock and 15,000,000 shares of preferred stock. Under the third amended and restated certificate of incorporation, PerkinElmer, Inc., as the former sole holder of Genomic Solutions’ common stock, had the right to cause Genomic Solutions to redeem its callable common stock for a period of two years beginning October 23, 2000. On April 18, 2001, Genomic Solutions repurchased approximately 69% of PerkinElmer’s stock. As a result, PerkinElmer’s call rights were terminated and each share of Genomic Solutions’ callable common stock was automatically converted into one share of common stock. The callable common stock was designed to facilitate and preserve PerkinElmer’s right to acquire Genomic Solutions’ stock after Genomic Solutions’ initial public offering. PerkinElmer and certain of Genomic Solutions’ stockholders had entered into agreements before the initial public offering granting PerkinElmer similar rights. Genomic Solutions’ board of directors has determined that, because PerkinElmer’s call rights have been terminated and there are no longer any shares of callable common stock outstanding or plans to issue any shares of callable common stock, there is no longer a need for authorized callable common stock or for provisions in the certificate of incorporation governing its rights.

      Genomic Solutions’ board of directors also has determined that increasing the number of outstanding shares of common stock to 60,000,000 will enable Genomic Solutions to complete the merger, accommodate its stock option plan and leave shares available for future issuances. Of the 40,000,000 currently authorized shares of common stock, as of October 31, 2001, 24,344,822 shares were outstanding and 4,313,018 shares were reserved for issuance under Genomic Solutions’ stock option plans and outstanding warrants. Assuming that none of the options or warrants to acquire Cartesian common stock that are exercisable at the time of or before the merger are exercised, Genomic Solutions will issue approximately 6,800,679 shares of its common stock to Cartesian stockholders in the merger and approximately 449,321 shares will be reserved for issuance upon exercise of options granted under Cartesian’s current stock option plan.

      Genomic Solutions’ board of directors believes that it is desirable that Genomic Solutions have the flexibility to issue a substantial number of shares of common stock without further stockholder action, except as otherwise provided by law or the Nasdaq National Market. The availability of additional shares will enhance Genomic Solutions’ flexibility in connection with possible future actions, such as stock splits, stock dividends, financings, employee benefit programs, corporate mergers and acquisitions, asset purchases, the possible funding of new product programs or businesses or other corporate purposes. The board of directors will determine whether, when, and on what terms the issuance of shares of common stock may be warranted in connection with any of the foregoing purposes. Genomic Solutions does not have any current plans to use the proposed additional shares of common stock.

      The availability for issuance of additional shares of common stock or rights to purchase such shares could enable the board of directors to render more difficult or discourage an attempt to obtain control of Genomic Solutions. For example, the issuance of shares of common stock in a public or private sale, merger or similar transaction would increase the number of outstanding shares, thereby possibly diluting the interest of a party attempting to obtain control of Genomic Solutions. Genomic Solutions is not aware of any pending or threatened efforts to obtain control of Genomic Solutions and the board of directors has no present intent to authorize the issuance of additional shares of common stock to discourage such efforts.

      The issuance of common stock otherwise than on a pro rata basis to all current stockholders could have the effect of diluting the earnings per share, book value per share and voting power of current stockholders.

Effectiveness of the Amended and Restated Certificate of Incorporation

      Genomic Solutions’ fourth amended and restated certificate of incorporation, if approved by Genomic Solutions’ stockholders, will become effective when it is filed with the Delaware Secretary of State. Genomic Solutions expects the filing will take place shortly after the special meeting, assuming Genomic Solutions’ stockholders approve this proposal.

Approval by Stockholders

      The proposal to amend and restate the certificate of incorporation will be approved if stockholders owning a majority of shares of Genomic Solutions common stock outstanding vote in favor of it. Abstentions and broker non-votes will have the same effect as a vote against this proposal. Broker non-votes are proxies from brokers or nominees indicating that those persons have not received instructions from the beneficial owners or other persons as to certain proposals on which the beneficial owners or persons are entitled to vote their shares but with respect to which the brokers or nominees have no discretionary power to vote without instructions.

Recommendation of Genomic Solutions’ Board of Directors

      Genomic Solutions’ board unanimously recommends a vote FOR the proposal to amend and restate its certificate of incorporation. Proxies solicited by the board will be voted “for” the proposal unless instructions to the contrary are given.

GENOMIC SOLUTIONS SPECIAL MEETING

Meeting Date

      The Genomic Solutions special meeting will be held on December 18, 2001, at the Crowne Plaza Hotel, 610 Hilton Blvd., Ann Arbor, Michigan, 48108, at 9:00 a.m., local time.

Record Date

      You can vote at the special meeting if you owned Genomic Solutions common stock at the close of business on October 31, 2001. As of the close of business on the Genomic Solutions record date, there were there were approximately 136 holders of record of Genomic Solutions common stock and there were 24,344,822 shares of Genomic Solutions common stock issued and outstanding.

Matters to be Considered

      At the special meeting, Genomic Solutions stockholders will be asked to:

1.	approve the merger agreement and the transactions it contemplates, including:

•	the issuance of shares of Genomic Solutions common stock and the payment of cash to Cartesian stockholders in the merger;

•	the conversion of Cartesian options into replacement Genomic Solutions options; and

•	the addition of a director to Genomic Solutions’ board of directors.

2.	approve Genomic Solutions’ fourth amended and restated certificate of incorporation; and

3.	transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

Vote Required

      Each holder of record of shares of Genomic Solutions common stock on the Genomic Solutions record date will be entitled to cast one vote per share on each of the proposals considered at the special meeting. The Genomic Solutions merger proposal will require the approval of stockholders owning a majority of the shares of Genomic Solutions common stock represented at the special meeting and entitled to vote on that proposal, provided that a quorum is present. The proposal to amend and restate the certificate of incorporation will require the approval of stockholders owning a majority of the outstanding shares of Genomic Solutions common stock.

      Abstentions will have the same effect as votes cast against approval of the Genomic Solutions merger proposal. Broker non-votes will have no effect on the Genomic Solutions merger proposal. Abstentions and broker non-votes will have the same effect as votes cast against approval of the proposal to amend and restate the certificate of incorporation.

      Shares of Genomic Solutions common stock that are voted, “FOR,” “AGAINST” or “WITHHELD” at the special meeting will be treated as being present at the meeting for purposes of establishing a quorum and will also be treated as votes eligible to be cast by the common stock present in person at the special meeting and entitled to vote. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

Proxies

      All shares of Genomic Solutions common stock represented by properly executed proxies in the enclosed form that Genomic Solutions receives in time for the special meeting that have not been revoked will be voted in accordance with the instructions indicated in the proxies. If you submit a proxy without directions, your shares will be voted for the approval of the proposals. In addition, the persons designated in the proxy will have discretion to vote your shares upon any procedural matter relating to the special meeting, including the right to vote for any adjournment or postponement thereof proposed by the Genomic Solutions board of directors, including a postponement and adjournment to solicit additional proxies. You can revoke your proxy before it is voted either by sending Genomic Solutions a revocation notice or a new proxy or by attending the special meeting and voting in person. You will not revoke your proxy simply by attending the special meeting.

Share Ownership of Management

      As of the close of business on the Genomic Solutions record date, directors and executive officers of Genomic Solutions and their respective affiliates may be deemed to be the beneficial owners of approximately 44.17% of the outstanding shares of Genomic Solutions common stock. Each of the directors and executive officers of Genomic Solutions has indicated that he or she intends to vote or direct the vote of all the shares of Genomic Solutions common stock over which he or she has voting control in favor of the Genomic Solutions merger proposal and the proposal to amend and restate Genomic Solutions’ certificate of incorporation.

Quorum

      The holders of a majority of the shares of Genomic Solutions common stock issued and outstanding and entitled to vote must be present in person or represented by proxy at the special meeting in order for a quorum to be present. If a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies.

Solicitation of Proxies

      Proxies are being solicited on behalf of the Genomic Solutions board of directors. In addition to the use of the mail, solicitation may be made in person or by telephone or otherwise by Genomic Solutions’ directors, officers and employees. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners. Genomic Solutions’ directors, officers and employees will not be additionally compensated for their solicitation, but may be reimbursed for their out-of-pocket expenses. Genomic Solutions will bear all expenses in connection with soliciting proxies. Genomic Solutions expects its total expenses to solicit proxies to be approximately $2,500.

Other Matters

      Genomic Solutions’ management knows of no matters which will be presented for consideration at the special meeting other than those stated in the notice of meeting. However, if any other matters do properly come before the special meeting, the person or persons named in the accompanying proxy form will vote the proxy in accordance with their best judgment regarding such matters, should an emergency or unexpected occurrence make the use of such discretionary authority necessary, and also regarding matters incident to the conduct of the meeting, including any decisions to adjourn the meeting.

      Genomic Solutions’ board of directors has unanimously approved the Genomic Solutions merger proposal and the proposal to amend and restate Genomic Solutions’ certificate of incorporation, believes that the terms of the merger agreement are fair to and in the best interests of Genomic Solutions and its stockholders, and recommends that Genomic Solutions’ stockholders vote “FOR” the merger and the amendment and restatement of the certificate of incorporation by executing and returning the their proxies. We request that Genomic Solutions stockholders complete, date and sign the accompanying form of proxy and return it promptly to Genomic Solutions in the enclosed postage-paid envelope.

CARTESIAN SOLICITATION OF WRITTEN CONSENTS

Record Date

      You can approve the Cartesian merger proposal by written consent if you owned Cartesian common stock at the close of business on November 28, 2001. As of the close of business on the Cartesian record date, there were there were approximately 14 holders of record of Cartesian common stock and there were 1,632,103 shares of Cartesian common stock issued and outstanding.

Purpose of Consent Solicitation

      Cartesian is soliciting written consents from its stockholders to approve the merger agreement, under which, among other things:

•	Cartesian will be merged into Cartesian Acquiring Corporation;

•	each outstanding share of Cartesian common stock will be converted into the right to receive 4.16682 shares of Genomic Solutions common stock and a pro rata amount of the cash consideration, which is equal to $2.5 million less certain non-trade payable debts and transaction expenses of Cartesian estimated to total approximately $1.7 million. This amount could change depending on the date of the closing of the merger which will affect both the payoff amounts of certain debts of Cartesian and the final amount of the non-reimbursable costs and expenses incurred in connection with the merger. The amount of cash to be distributed with respect to each of the 1,632,103 outstanding Cartesian shares is estimated to be between $0.47 and $0.49. This per share amount could vary further if any outstanding options to purchase Cartesian shares are exercised prior to the merger; and

•	each outstanding option to purchase Cartesian common stock will be assumed by Genomic Solutions and converted into an option to purchase shares of Genomic Solutions common stock as adjusted to account for the exchange ratio.

Vote Required

      Under Cartesian’s bylaws and California law, the merger may be approved without a meeting of Cartesian’s stockholders by written consent of holders of at least a majority of the shares of Cartesian common stock. If the holders of a majority of the shares of Cartesian common stock approve the Cartesian merger proposal by written consent, no further action will be required by Cartesian’s stockholders to approve the merger.

      If the Cartesian merger proposal is approved, but by less than unanimous written consent, Cartesian must notify all holders of its stock whose consent was not solicited in writing that the merger has been approved at least 10 days before the merger is completed.

Revocability of Consents

      You can revoke your written consent to the merger by sending a written revocation notice to Cartesian’s secretary at 17851 Sky Park Circle, Suite C, Irvine, California 92614. Any revocation will be effective only if Cartesian’s secretary receives it before written consents of stockholders owning a majority of the outstanding shares of Cartesian common stock have been filed with Cartesian’s secretary.

Share Ownership of Management

      As of the close of business on the Cartesian record date, directors and executive officers of Cartesian and their respective affiliates may be deemed to be the beneficial owners of shares representing approximately 80.81% of the outstanding voting power of Cartesian common stock. S&S Beteiligungs GmbH, Dr. Tisone and Mr. Surmanian have entered into a voting agreement under which they have agreed to vote for the Cartesian merger proposal. These stockholders collectively beneficially own 74.5% of Cartesian’s issued and outstanding common stock.

Solicitation of Consent

      Written consents are being solicited on behalf of the Cartesian board of directors. In addition to the use of the mail, solicitation may be made in person or by telephone or otherwise by Cartesian’s directors, officers and employees. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending solicitation materials to beneficial owners. Cartesian’s directors, officers and employees will not be additionally compensated for their solicitation, but may be reimbursed for their out-of-pocket expenses. Cartesian will bear all expenses in connection with soliciting consents. Cartesian expects its total expenses to solicit consents to be approximately $2,000.

      Cartesian’s board of directors has unanimously approved the Cartesian merger proposal, believes that the terms of the merger agreement are fair to and in the best interests of Cartesian and its stockholders, and recommends that Cartesian’s stockholders vote “FOR” the merger by executing and returning the Cartesian written consents. We request that Cartesian stockholders date and sign the accompanying form of consent and return it promptly to Cartesian in the enclosed postage-paid envelope.

GENOMIC SOLUTIONS’ BUSINESS

General

      Genomic Solutions designs, develops, manufactures, markets and sells genomic and proteomic instrumentation, software and consumables, including pre-printed DNA microarrays. Unlike many other life sciences companies in the gene expression and proteomic research markets, Genomic Solutions offers integrated systems with demonstrated market acceptance. Its GeneTAC™ Biochip System and Investigator™ Proteomic System enable researchers to perform complex, high-volume experiments at lower costs and in less time than with traditional techniques. Genomic Solutions’ customers use its automated systems and individual components to produce DNA microarrays, maintain DNA libraries, quantify gene expression levels and isolate, identify and characterize proteins, thereby facilitating more rapid and less expensive drug discovery. Since 1998, Genomic Solutions has sold over 580 systems and components valued at $25,000 or more to pharmaceutical and biotechnology companies, government agencies, universities and private research institutions, including Pfizer, Merck, Biogen, RIKEN Genome Science Center (Japan) and Ludwig Institute for Cancer Research.

      Genomic Solutions’ executive office is located at 4355 Varsity Drive, Suite E, Ann Arbor, Michigan 48108 and its telephone number is (734) 975-4800. Genomic Solutions, which is a Delaware corporation, had 144 employees as of October 31, 2001.

Genomic Solutions’ Strategy

      Genomic Solutions is a premier provider of integrated DNA microarray and proteomic systems and products that assist its customers in analyzing genomic and proteomic data, uncovering biochemical pathways and studying the mechanisms of disease. Key elements of Genomic Solutions’ strategy include:

•	Lead genomic and proteomic product markets. Genomic Solutions intends to continue to strengthen its global position in the DNA microarray and proteomic markets. To this end, it plans to continue to rapidly expand its customer base through direct sales efforts in the United States and Japan. In other markets Genomic Solutions currently relies on its sales and marketing collaboration with PerkinElmer, Inc. PerkinElmer is a leading provider of analytical instrumentation and high throughput screening tools for drug discovery with marketing, sales and distribution capabilities in over 100 countries.

•	Enhance its product offering through internal development and acquisitions. Genomic Solutions intends to continue to improve the throughput, reproducibility and sensitivity of its automated DNA microarray and proteomic systems through internal research and development and acquisitions of complementary companies, products and technologies.

•	Generate recurring revenue. Genomic Solutions views consumable products and product service and support as significant opportunities to enhance revenue. Genomic Solutions’ precast gels, GeneMAPTM preprinted microarrays, reagents and other consumables are designed to optimize the performance of both our DNA microarray and proteomic systems. Genomic Solutions intends to develop additional consumables for use with its systems. Genomic Solutions also generates recurring revenue by providing DNA microarray research services, training and product service and support to users of our products.

•	Facilitate and capitalize on the convergence of gene expression analysis and proteomics. While gene expression analysis and proteomics are frequently viewed as distinct research areas, each provides valuable, but incomplete, data on gene and protein function. Genomic Solutions believes that the efficient analysis of the complex relationships between genomic and proteomic data will advance the understanding of biochemical pathways and accelerate the discovery of the mechanisms of disease, leading to more productive and cost effective drug development. Genomic Solutions believes that its DNA microarray and proteomic systems, in combination with powerful bioinformatic software, can be used to produce, analyze and interpret the combined data from these two disciplines. Genomic Solutions intends to promote, facilitate and capitalize on the convergence of gene expression analysis and proteomics.

Genomic Solutions’ Products and Services

      Genomic Solutions’ DNA microarray and proteomic systems enable researchers to perform complex, large scale gene expression and proteomic experiments.

     GeneTAC™ Biochip System

      Genomic Solutions’ principal system for DNA microarray production and analysis is the GeneTAC™ Biochip System. The GeneTAC™ Biochip System includes the following components: G3 Workstation for DNA library creation and management; LSIV, 2000, UC4 microarray scanners; Hyb Station; Integrator analysis software; and GeneMap preprinted DNA microarrays. The instruments comprising the system allow complete gene expression analysis, including DNA library management, microarray production, hybridization, imaging, analysis, and results reporting. Genomic Solutions’ automated systems-based approach generates highly reproducible data, facilitates usage and training, minimizes compatibility problems and allows rapid and efficient analysis.

      For customers who prefer not to purchase the entire GeneTAC™ Biochip System, Genomic Solutions sells each of its components separately. Each modular component operates independently but is designed to seamlessly integrate with the other components to form a comprehensive system.

     Investigator™ Proteomic System

      As pharmaceutical and biotechnology companies have realized the potential of proteomics to improve the productivity of the drug discovery process, they have also demanded research solutions which provide high quality data and fast turnaround time with maximum flexibility. Genomic Solutions believes it was the first company in the industry to provide a complete system meeting those research requirements.

      Genomic Solutions’ Investigator™ Proteomic System is a complete turn-key solution for conducting advanced research on a large scale basis. The Investigator™ Proteomic System includes the following components: ProPIC spot excision robot; ProGest, ProMS and ProPrep sample processing workstations; Protein Warehouse data analysis software; and other 2D gel processing instrumentation and consumables. The system integrates 2-D gel electrophoresis sample preparation with third party mass spectrometry equipment into a highly automated and reproducible system through a series of robots, instruments, software and reagents. Each instrument has an open interface that allows it to function with all major third party mass spectrometers. The system is component-based, and can be purchased one unit at a time or as a complete suite and can be structured to customers’ specific research requirements.

Marketing, Sales and Support

     Marketing

      Genomic Solutions markets its products to pharmaceutical and biotechnology companies, government agencies, universities and private research institutions. Genomic Solutions’ marketing strategy emphasizes its integrated systems approach, sophisticated instrumentation, proprietary consumables and product support. Genomic Solutions markets its products through direct sales calls, advertising, marketing materials, participation in international, national and regional trade shows, and on its Website at www.genomicsolutions.com. Genomic Solutions emphasizes complete system sales and plans to increasingly target the growing aftermarket for DNA microarrays, precast gels, reagents, other consumables, support and contract research services.

      In December 1999, Genomic Solutions entered into a strategic sales and marketing alliance with PerkinElmer, a global leader in analytical instruments and high throughput screening tools for drug discovery. The arrangement was amended in April, 2001. PerkinElmer is responsible for marketing and sales of Genomic Solutions’ products outside of the United States and Japan. PerkinElmer markets Genomic Solutions’ products at PerkinElmer’s own expense throughout its distribution territory. Under this arrangement, Genomic Solutions’ products continue to be sold under its name and logo but also have the benefit of the PerkinElmer mark, a widely recognized name in the life sciences instrumentation market.

     Sales

      In the year 2000, Genomic Solutions sold its products on a direct basis in the United, States, the United Kingdom and Japan. Product sales in these markets generated approximately 81% of Genomic Solutions’ revenues during 2000. Genomic Solutions currently sells its products on a direct basis in the United States and Japan. Genomic Solutions maintains company facilities and direct sales forces in these markets.

      PerkinElmer, with a worldwide sales and support network and distribution in over 100 countries, has been the exclusive distributor of Genomic Solutions’ products outside of the United States, the United Kingdom and Japan since December 1999 and outside of the United States and Japan since April, 2001. For the year 2000, sales generated by PerkinElmer accounted for approximately 14% of Genomic Solutions’ revenue. Genomic Solutions’ previous international distributors that were phased out during 2000 generated approximately 5% of its revenue.

     Support

      Genomic Solutions considers product service and support to be a critical component of its long term growth strategy. Genomic Solutions believes its existing customers provide opportunities for additional revenue through the purchase of service contracts, product upgrades, training, consumables and additional instruments. Service and support activities are conducted by Genomic Solutions’ in-house and field service personnel in the United States and Japan and by PerkinElmer in other markets.

Research and Development

      Research and development is an essential component of Genomic Solutions’ strategy to maintain and strengthen its global position in DNA microarray and proteomic systems and genomic services. As of October 31, 2001, Genomic Solutions had 35 employees working in research and development, 20 of whom hold Ph.D. or other advanced degrees. In 2000, Genomic Solutions’ research and development expenditures were $5.6 million, representing 30% of total operating expenditures. Genomic Solutions anticipates that research and development expenditures will continue to increase in the future, but will decrease when measured as a percentage of sales.

      Genomic Solutions’ research and development activities are focused on new technology and product development, including improvements to existing products and development of new products or applications that capitalize on its expertise. Particular areas of focus with respect to genomic products include improvements in resolution and sensitivity for the creation and analysis of DNA microarrays, additions to the existing GeneMAP™ standard DNA microarray offerings, enhancements to our software, and further integration and automation of Genomic Solutions’ GeneTAC™ Biochip System. In proteomics, addressing the needs for higher throughput are being emphasized in both new product development and general research and development and software enhancements. Instrumentation and consumables are actively being developed to augment the current product line.

Competition

      While Genomic Solutions is a leading provider of integrated DNA microarray and proteomic systems, the markets for its products are competitive and it expects the intensity of competition to increase. Many of Genomic Solutions’ existing competitors, alone or in conjunction with strategic partners, have greater financial, operational, sales, marketing and research and development experience than Genomic Solutions. These competitors and others may have developed products or technologies of which Genomic Solutions is unaware or may in the future develop technologies or products that render Genomic Solutions’ products obsolete or non-competitive.

      Genomic Solutions believes that the primary company that it competes with when selling a fully integrated DNA microarray system is Amersham Pharmacia Biotech and the primary competitor in the pre-printed DNA microarray market is Affymetrix Inc. Genomic Solutions also competes with several companies when selling individual components of the GeneTAC™ Biochip System. While Genomic Solutions does not believe that any of these companies offers a DNA microarray system possessing a level of automation and integration comparable to the GeneTAC™ Biochip System, they do offer DNA microarray imaging, production and analysis components and manufacture DNA microarrays.

      Genomic Solutions believes that its principal competitors in the proteomic market are BioRad Laboratories and Amersham Pharmacia Biotech. Although these companies do offer proteomic automation instrumentation, Genomic Solutions does not believe that the systems and components offered by either of these companies is capable of the level of automation and integration demonstrated by the Investigator™ Proteomic System.

      Genomic Solutions’ competitors may succeed in producing products that employ superior technologies or processes, obtain patents for these products or market their products more effectively than Genomic Solutions markets its products. Genomic Solutions believes its ability to compete effectively is dependent, in part, on its ability to continue to improve the technologies underlying its products and systems to enable researchers to conduct gene expression and proteomic research with greater throughput and reproducibility at lower cost.

Manufacturing

      Genomic Solutions currently has three production facilities. Its Huntingdon, England facility manufactures robotic and fluid handling systems, its Lansing, Michigan facility manufactures and engineers imaging systems, and its Ann Arbor, Michigan facility produces application software, DNA microarray, and consumables. By the end of January 2002, Genomic Solutions will close its Lansing, Michigan office and relocate those operations to its Ann Arbor, Michigan headquarters.

      For its instrumentation products, Genomic Solutions focuses on manufacturing proprietary sub-assemblies, including electronic modules, mechanical fixtures, and optical assemblies, as well as final instrument assembly and testing. Genomic Solutions contracts labor intensive sub-assemblies of a non-proprietary nature to third party suppliers. This strategy minimizes labor overhead and maximizes quality control and space utilization. Genomic Solutions either manufactures critical components or obtains them from a limited number of third-party manufacturers with which it has developed strong relationships. For non-critical components, Genomic Solutions uses multiple redundant third-party suppliers to guard against part shortages and component cost increases. Genomic Solutions manages purchasing and inventory using a computerized material resource planning system that is linked via software to its accounting system.

Intellectual Property

      To establish and protect its proprietary technologies and products, Genomic Solutions relies on a combination of patents, copyrights, trademarks and trade secret laws, as well as confidentiality provisions in its contracts.

      Genomic Solutions currently holds five U.S. patents and two foreign patents. These patents generally relate to electrophoretic, imaging, proteomic processing and hybridization technologies. In addition, Genomic Solutions currently has on file eight U.S. patent applications, six U.S. provisional patent applications, five Patent Cooperation Treaty patent applications, and eight foreign patent applications. These applications generally relate to robotic, imaging and microfluidic technologies incorporated into Genomic Solutions’ products and may not result in issued patents. Further, issued patents may not provide Genomic Solutions with significant protections.

      Generally, United States patents have a term of 17 years from the date of issue for patents issued from applications filed with the U.S. Patent Office before June 8, 1995, and 20 years from the application filing date or earlier claimed priority date in the case of patents issued from applications filed on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. Genomic Solutions’ issued United States Patents will expire between 2007 and 2019. Genomic Solutions’ success depends to a significant degree upon its ability to develop proprietary product technologies. It intends to continue to file patent applications as it develops new products and technologies.

      Patents may provide a certain level of protection for intellectual property. However, the assertion of patent protection involves complex legal and factual determinations and is uncertain. In addition, the laws governing patentability and the scope of patent coverage continue to evolve, particularly in the areas of genomics. As a result, there can be no assurance that patents will issue from any patent applications. The scope of any of Genomic Solutions’ issued patents may not be sufficiently broad to offer meaningful protection. In addition, patents owned by or licensed to Genomic Solutions may be successfully challenged, invalidated, circumvented or unenforceable so that its patent rights would not create an effective competitive barrier. Moreover, the laws of foreign countries may not protect Genomic Solutions’ proprietary rights to the same extent as do the laws of the United States and Canada. In light of these factors, Genomic Solutions’ intellectual property positions bear some degree of uncertainty.

      Genomic Solutions also relies in part on trade secret protection of its intellectual property. It attempts to protect its trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Employees and consultants also sign agreements requiring that they assign to Genomic Solutions their interests in patents and copyrights arising from their work for Genomic Solutions. However, it is possible that these agreements may be breached or invalidated and if so, there may not be an adequate corrective remedy available. Despite the measures taken to protect intellectual property, there can be no assurance that third parties will not breach the confidentiality provisions in contracts or infringe or misappropriate patents, copyrights, trademarks, trade secrets and other proprietary rights. In addition, there can be no assurance that third parties will not independently discover or invent competing technologies or reverse engineer Genomic Solutions’ trade secrets, or other technology. Therefore, the measures taken to protect Genomic Solutions’ proprietary rights may not be adequate.

      Genomic Solutions copyrights its software, software source code, applications protocols, operator and service manuals and other documents.

      Although Genomic Solutions is not a party to any legal proceedings with regard to intellectual property rights, in the future, third parties may file claims asserting that its technologies or products infringe on or misappropriate their intellectual property. Genomic Solutions cannot predict whether third parties will assert these claims against it or against the licensors of technology licensed to it, or whether those claims will harm its business. If Genomic Solutions is forced to defend against such claims, whether they are with or without merit, whether they are resolved in favor of or against Genomic Solutions or its licensors, it may face costly litigation and diversion of management’s attention and resources. As a result of these disputes, Genomic Solutions may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on acceptable terms, or at all, which could seriously harm Genomic Solutions’ business or financial condition.

Government Regulation

      Genomic Solutions is not presently subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which it operates.

Employees

      As of October 31, 2001, Genomic Solutions had 144 employees, 20 of whom hold Ph.D. or other advanced degrees. Approximately 35 employees are engaged in research and development, 39 in marketing, sales and support, 42 in manufacturing and 28 in intellectual property, finance and other administrative functions. Genomic Solutions believes its relationship with its employees is good.

Properties

      Genomic Solutions’ principal executive offices are located in approximately 30,000 square feet of leased space in Ann Arbor, Michigan. Genomic Solutions also leases 14,500 square feet for its imaging system manufacturing and engineering operations in Lansing, Michigan. Its wholly-owned subsidiary in the United Kingdom, Genomic Solutions Ltd., leases approximately 26,000 square feet of space in Huntingdon, England for robot and fluid handling systems development and manufacture. Additionally, its wholly-owned subsidiary in Japan, Genomic Solutions KK, leases approximately 4,250 square feet of space in Tokyo for domestic marketing, sales, and technical support.

Legal Proceedings

      There are no material pending legal, governmental, administrative or other proceedings to which Genomic Solutions is a party or of which any of its property is the subject.

      In September 2001, Genomic Solutions settled a lawsuit with Molecular Dynamics, Inc. that had been pending in Santa Clara County Superior Court, San Jose, California. The settlement of this matter will not have a material impact on Genomic Solutions’ financial position or results of operations.

CARTESIAN’S BUSINESS

      Cartesian designs, develops, manufactures, markets and sells automated microscale liquid dispensing and microarraying systems for drug discovery and research applications.

      Cartesian manufactures all of its products in its Irvine, California facility. Installation and service are performed by Cartesian personnel or factory-trained distributor technicians. Cartesian manufactures the following two primary lines of equipment:

•	High speed microscale dispensing systems, which are used to dispense samples for analysis into small volume sample containers or analyzers, or onto a solid or porous surface as an array of samples. Once dispensed, the samples or arrays can then be analyzed or characterized using a wide range of biochemical and chemical analysis techniques. These techniques include assays and analyses such as cell-based assays, DNA-based assays, PCR, luminescence assays, biochemical activity and chemical analysis by mass spectrometry. Cartesian’s synQUAD™ dispensing systems are also used for non-contact arraying to produce low-density DNA and protein arrays.

•	Microarraying systems, which create high-density microarrays on glass slides or membranes by depositing small amounts of the sampled solution, such as DNA, onto the substrate using micro-spotting pins. These pins produce an array of sample spots based on their configuration in the pin array head. Microarrays are used to compare the gene expression profile of a particular cell or tissue sample to a set of reference genes of the same organism (e.g. comparison of diseased vs. healthy tissue). Microarrays permit researchers to perform numerous, simultaneous and complex studies from comparing diseased tissue to healthy tissue in order to determine which genes are up-or down-regulated as a result of disease. These genes represent potential therapeutic targets.

      The equipment Cartesian manufactures is used in drug discovery applications, such as:

•	High throughput screening, which is the process of providing high speed, integrated assay technology for the screening of drug candidates for biological activity (leads). A candidate is a chemical compound that potentially expresses some type of activity against a target, typically a protein such as an enzyme or receptor.

•	Functional genomics, which characterizes genes by their functional roles under different biological conditions. Two rapidly evolving high throughput approaches to study these functional roles, which require micro-scale liquid handling technology are:

•	Microarraying: A genomic or DNA microarray consists of spots of DNA deposited on a glass slide or membrane by a microarrayer. These DNA microarrays are used by researchers to study the effects of various environments, chemical or physical, on the expression of particular genes.

•	High throughput genomic assays: There are other methods of performing genomic assays based on more conventional liquid handling formats using high throughput microtiter formats such as genotyping or PCR for microarrays, sequencing, etc. These methods are based on the use of high-density microtiter plates (384/1536) with small volume assays due to the high cost of reagents. Examples of genotyping types of assays would be “Invader” from Third Wave and “TaqMan” from Applied Biosystems. These formats are based on the use of high speed dispensing systems.

•	Proteomics, which is the study of protein-protein interactions within an organism with the objective of cataloging and characterizing proteins by their functional roles under different conditions. Proteomic studies rely on either microarrays, created using pins to spot the proteins into an array on a surface, as in genomic arraying, or by precision, non-contact, liquid dispensing systems. Cartesian’s microarrayers and high speed dispensing systems are examples of equipment designed for these activities.

•	Structural genomics, which is the determination of the physical structure of proteins and related biological molecules. Its primary applications are in proteomics and structure-based drug design. Structure-based drug design techniques have already been used with success to develop a number of drugs, such as HIV protease inhibitors.

      Cartesian currently sells its products in the U.S., Canada, Europe and Asia through direct sales representatives and distributors. Marketing and sales activities include trade shows and exhibits, technology workshops, trade publication advertising and an Internet web site. In 2000, Cartesian products were exhibited in 30 trade shows in the U.S., Europe and Asia. Cartesian Technologies Europe Limited, Cartesian’s wholly-owned subsidiary, services the European markets from its facilities in southeastern England.

ADDITIONAL INFORMATION ABOUT GENOMIC SOLUTIONS

Directors

      The following list identifies each current director of Genomic Solutions. Thomas C. Tisone, Ph.D., 61, will become a director of Genomic Solutions when the merger is completed. Each of the current directors has served continuously from the date of his election to the present time.

Name	Age	Current Position with Genomic Solutions

Jeffrey S. Williams	35	President, Chief Executive Officer and Director
Robert G. Shepler(1)	45	Chairman of the Board
P. Nicholas King(2)*	62	Director
J. Matthew Mackowski(1)(2)	47	Director
Daniel J. Mitchell(2)	44	Director
Damion E. Wicker, M.D.(1)	40	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

*	On November 20, 2001, Mr. King passed away and his board seat currently is vacant. Under Genomic Solutions’ bylaws, Mr. King’s board seat may be filled by vote of a majority of the remaining directors. No candidate has yet been nominated or selected for this position.

      See “The Merger — Management and Board of Directors after the Merger” for background information for each of the persons included in the list above.

      To the best of Genomic Solutions’ knowledge: (a) there are no material proceedings to which any of the persons included in the list above is a party, or has a material interest, adverse to Genomic Solutions, and (b) there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any of the persons included in the list above during the past five years.

Executive Officers

      The following list identifies each current executive officer of Genomic Solutions. Each of the current executive officers has served continuously from the date of his or her election to the present time.

Name	Age	Current Position with Genomic Solutions

Jeffrey S. Williams	35	Chief Executive Officer, President and Director
Steven J. Richvalsky	39	Chief Financial Officer, Executive Vice President and Treasurer
Michael P. Kurek	54	Executive Vice President of Sales and Service
Andrew A. Jakimcius	42	Executive Vice President, Michigan Operations
Shannon M. Richey	36	Executive Vice President of Marketing
David W. Byatt	50	Executive Vice President and Managing Director, Genomic Solutions, Ltd.
Gary A. Kendra	40	Executive Vice President, Secretary and General Counsel

      See “The Merger — Management and Board of Directors after the Merger” for background information for each of the persons included in the list above.

      To the best of Genomic Solutions’ knowledge: (a) there are no material proceedings to which any of the persons included in the list above is a party, or has a material interest, adverse to Genomic Solutions, and (b) there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any of the persons included in the list above during the past five years.

Executive Compensation

      The following table sets forth compensation paid by Genomic Solutions for services rendered to it in 2000 by its Chief Executive Officer and each of its other four executive officers whose total annual salary and bonus exceeded $100,000 (collectively, the “Named Executive Officers”) during 2000.

Summary Compensation Table

					Long-Term
					Compensation
	Annual Compensation
					Securities
	Fiscal			All Other	Underlying
Name and Principal Position	Year	Salary($)	Bonus($)	Compensation	Options

Jeffrey S. Williams	2000	$225,000	$277,450	$14,954	150,000
Chief Executive Officer and	1999	$200,000	$104,000	$7,619	—
President(1)(2)(3)(4)(5)	1998	$175,000	$75,000	$232	100,000
Steven J. Richvalsky	2000	$116,248	$148,900	$5,278	85,000
Chief Financial Officer, Executive Vice	1999	$100,000	$53,000	$181	—
Vice President and Treasurer(2)(3)(4)(5)	1998	$92,000	$35,000	$172	92,250
Michael P. Kurek, Ph.D.	2000	$119,996	$88,000	$5,569	50,000
Executive Vice President of Sales and	1999	$103,000	$53,000	$669	—
Service(2)(3)(4)(5)	1998	$97,500	$35,000	$835	76,000
Andrew A. Jakimcius	2000	$112,504	$82,000	$5,263	—
Executive Vice President of Michigan	1999	$93,500	$40,000	$222	—
Operations(2)(3)(4)(5)	1998	$87,083	$37,500	$124	50,000
Shannon M. Richey	2000	$95,004	$46,000	$4,188	—
Executive Vice President of	1999	$58,515	$17,500	$75	26,000
Marketing(2)(3)(4)(5)	1998	$63,453	$4,212	$83	4,000

(1)	Other compensation includes the use of a company automobile for Mr. Williams valued at $9,962 for fiscal year 2000 and $7,400 for 1999.

(2)	Other compensation includes the value of the insurance premiums paid by Genomic Solutions in 2000 with respect to term life insurance for the benefit of: Jeffrey S. Williams ($192), Steven J. Richvalsky ($178), Michael P. Kurek ($469), Andrew Jakimcius ($163) and Shannon M. Richey ($108).

(3)	Other compensation includes contributions by Genomic Solutions to each of the Named Executive Officer’s 401K. Each Named Officer except Shannon M. Richey received $5,100; Ms. Richey received $4,080 in contributions by Genomic Solutions.

(4)	Other compensation includes the value of the insurance premiums paid by Genomic Solutions in 1999 with respect to term life insurance for the benefit of: Jeffrey S. Williams ($219), Steven J. Richvalsky ($181), Michael P. Kurek ($669), Andrew Jakimcius ($222) and Shannon M. Richey ($75).

(5)	Other compensation includes the value of the insurance premiums paid by Genomic Solutions in 1998 with respect to term life insurance for the benefit of: Jeffrey S. Williams ($232), Steven J. Richvalsky ($172), Michael P. Kurek ($835), Andrew Jakimcius ($124) and Shannon M. Richey ($83).

Option Grants in Last Fiscal Year

      The following table sets forth summary information concerning individual grants of stock options made during 2000 by Genomic Solutions to each of its Named Executive Officers. In addition, as required by SEC rules, the table sets forth the hypothetical gains that would exist for the options based on assumed rates of annual compound stock price appreciation during the option term.

					Potential Realizable
		% of Total			Value at Assumed Annual
		Options			Rates of Stock Price
	Underlying	Granted	Exercise		Appreciation for
	Options	to	Price		Option Term(2)
	Granted	Employees	Per	Expiration
Name	In 2000	In 2000(1)	Share	Date	5%($)	10%($)

Jeffrey S. Williams	30,000	3.49%	$8.00	5/5/10	$150,900	$382,500
	120,000	13.95%	$8.00	5/5/10	$603,600	$1,500,000
Steven J. Richvalsky	25,000	2.91%	$8.00	5/5/10	$125,750	$318,750
	60,000	6.98%	$14.69	8/18/10	$554,400	$1,404,600
Michael P. Kurek, Ph.D.	50,000	5.81%	$14.69	8/18/10	$462,000	$1,170,500
Andrew A. Jakimcius	—	—	—	—	—	—
Shannon M. Richey	—	—	—	—	—	—

(1)	Based on a total of 860,000 option shares granted to Genomic Solutions’ employees during 2000 under its 1998 Stock Option Plan, as amended.

(2)	Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares of common stock. The 5% and 10% assumed rates of appreciation are mandated by rules of the SEC and do not represent our estimate or projection of the future price of our common stock. There can be no assurance that any of the values reflected in this table will be achieved. The actual gains, if any, will depend on the future performance of the common stock, the optionee’s continued employment through applicable vesting periods and the date on which the options are exercised.

Aggregated Option Exercises in Last Fiscal Year and

Fiscal Year-End Option Values

      The following table sets forth the number of shares of Genomic Solutions common stock acquired upon the exercise of stock options by each of Genomic Solutions’ Named Executive Officers during 2000. In addition, the table sets forth the number and value of securities underlying unexercised options held by each Named Executive Officer as of December 31, 2000 and the value of “in-the-money” stock options, which represents the positive spread between the exercise price of a stock option and the market price of the shares subject to such option at the end of the fiscal year ended December 31, 2000.

	Shares		Number of Unexercised		Value of Unexercised
	Acquired		Options at		In-the-Money Options at
	On		Fiscal Year End		Fiscal year End(2)
	Exercise	Value
Name	in 2000	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Jeffrey S. Williams	445,000	$1,378,200	90,000	120,000	$435,300	$0
Steven J. Richvalsky	79,650	$728,059	40,664	56,936	$50,625	$26,118
Michael P. Kurek, Ph.D.	55,200	$356,717	5,756	65,044	$1,451	$149,453
Andrew A. Jakimcius	14,934	$186,057	16,800	30,000	$94,500	$176,574
Shannon M. Richey	6,600	$16,548	10,200	23,200	$67,025	$134,412

(1)	The value realized is calculated based on the fair market value on the date of exercise, minus the exercise price of the option and does not necessarily indicate that the optionee sold such stock.

(2)	The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at December 31, 2000 and the exercise prices of the options. We have assumed that the fair market value of shares of callable common stock issuable upon exercise of options was $7.625 per share, the closing sales price on December 29, 2000, the last trading day of the fiscal year.

Employment Agreements

      Mr. Williams’ employment agreement with Genomic Solutions is for a term of three years beginning January 2000 and provides for a salary of $225,000 per year subject to periodic increases by our board of directors at its discretion. Mr. Williams is eligible to receive a bonus each year as determined by the Genomic Solutions board. If Mr. Williams’ employment is terminated without cause or there is a change of control, he will be entitled to receive a severance payment equal to the greater of (i) the salary remaining to be paid over the life of the agreement; or (ii) two times his annual salary.

      In November 2000, Genomic Solutions entered into employment agreements with Mr. Richvalsky, Mr. Kurek, Mr. Jakimcius and Ms. Richey. In March 2001, Genomic Solutions entered an employment agreement with Mr. Kendra. The agreements are for a two year term and require three months notice for the executive to terminate. Genomic Solutions can terminate an executive’s employment at any time, with or without cause, with a six month severance payment in the event of termination without cause. Each agreement also includes a confidentiality covenant and a six month non-compete clause. In addition, in certain change of control situations, the executive has the right to receive six months salary if his or her employment is terminated or three months salary if he or she is retained by the surviving corporation.

Director Compensation

      Genomic Solutions does not currently pay directors cash compensation; however, they are reimbursed for the reasonable expenses incurred in connection with attending board and committee meetings. Under Genomic Solutions’ 1998 Non-Employee Director and Consultant Stock Option Plan, each individual who was a non-employee director of the board of directors at the time the plan was adopted and each individual who becomes a non-employee member of the board automatically receives an option to purchase 10,000 shares of callable common stock on the date the individual joins the board of directors. In addition, directors may receive additional options or other compensation at the board’s discretion.

      Under Genomic Solutions’ 1998 Non-Employee Director and Consultant Stock Option Plan, the following directors received options in 2000: Robert G. Shepler, J. Matthew Mackowski, Daniel J. Mitchell, Dr. Damion Wicker and P. Nicholas King. Each of these directors received an option in May 2000 to purchase 10,000 shares of callable common stock at an exercise price of $8.00. The exercise prices of these options were fair market value on the date of grant and each of these options vests in full on the first anniversary of the date of grant and must be exercised within ten years after the date of grant.

Compensation Committee Interlocks and Insider Participation

      None of the members of Genomic Solutions’ compensation committee has been a Genomic Solutions officer or employee at any time. No interlocking relationship exists between Genomic Solutions’ board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past. Until the formation of the compensation committee in January 1998, matters concerning executive compensation were addressed by the entire board of directors.

Certain Relationships and Related Transactions

          Employment Agreements

      Genomic Solutions has entered into employment agreements with Mr. Williams and its other executive officers. For information regarding these agreements, please see “Employment Agreements” above.

          Indebtedness of Management

      In 1998 and 2000, Genomic Solutions made loans to Mr. Williams used by Mr. Williams to exercise options to acquire callable common stock. The principal amount outstanding at October 31, 2001 is $47,250 for the 1998 loan and $40,000 for the 2000 loan. Both loans are due five years after the dates they were made, are unsecured and provide for full recourse against Mr. Williams. Each note bears interest at an annual rate equal to the medium term applicable federal rate which is 5.93% for the 1998 note and 6.56% for the 2000 note.

      In April 2001, Genomic Solutions loaned Mr. Williams $500,000 pursuant to a two year term note that bears interest at an annual rate equal to 6.5%. The loan is secured by a pledge of approximately 500,000 shares of Genomic Solutions’ common stock owned by Mr. Williams. Mr. Williams will use the proceeds of the loan to repay certain indebtedness under a margin loan secured by shares of Genomic Solutions’ common stock owned by him and to exercise options to acquire additional shares of common stock. Genomic Solutions made this loan following a determination that it was in the best interests of Genomic Solutions and its stockholders because the loan aligns the interests of Genomic Solutions’ chief executive officer with its stockholders and it will avoid any forced sale of Mr. Williams’ Genomic Solutions stock. In June 2001, Mr. Williams repaid the loan.

          Indemnification Agreements

      Genomic Solutions has entered into indemnification agreements with each of its directors and officers containing provisions that may require it to indemnify them against liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them. However, Genomic Solutions will not indemnify directors or officers with respect to liabilities arising from willful misconduct of a culpable nature.

          Consulting Agreement

      In connection with Genomic Solutions’ acquisition of PBA Technology in December 1997, it assumed a consulting agreement with P. Nicholas King. During 1998 and 1999 Genomic Solutions paid Mr. King approximately £60,500 and £50,100. Services provided to Genomic Solutions by Mr. King include negotiating contracts for Genomic Solutions’ facility expansion in the UK, and advice on mergers, acquisitions and licensing opportunities in the United Kingdom. Genomic Solutions terminated the agreement with Mr. King in December 1999 effective as of December 31, 2000. During 2000, Genomic Solutions paid Mr. King approximately £36,000 for his consulting services.

          Relationship with PerkinElmer

      On December 14, 1999, Genomic Solutions entered into an investment agreement and sales, marketing and distribution agreement with PerkinElmer. On January 26, 2000, PerkinElmer, Inc. purchased 1,269,841 shares of Genomic Solutions’ Series P preferred stock for an aggregate price of $8.0 million. At the closing of Genomic Solutions’ initial public offering, each share of Series P preferred stock converted into one share of common stock. Under Genomic Solutions’ third amended and restated certificate of incorporation, PerkinElmer had the right to cause Genomic Solutions to redeem its callable common stock for a period of two years beginning October 23, 2000. On April 18, 2001, Genomic Solutions bought approximately 69% of PerkinElmer’s stock. As a result, PerkinElmer’s call rights were terminated and each share of Genomic Solutions’ callable common stock was automatically converted into one share of common stock. The callable common stock was designed to facilitate and preserve PerkinElmer’s right to acquire Genomic Solutions’ stock after Genomic Solutions’ initial public offering. PerkinElmer and certain of Genomic Solutions’ stockholders had entered into agreements before the initial public offering granting PerkinElmer similar rights.

      On April 18, 2001, Genomic Solutions entered into a revised sales and distribution agreement with PerkinElmer utilizing PerkinElmer’s extensive worldwide sales and marketing channels. The revised agreement extended the terms of the agreement through December 31, 2002 and granted PerkinElmer distribution rights for all Genomic Solutions equipment in all countries except the United States and Japan. The agreement also contains quarterly and annual minimum revenue volumes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF GENOMIC SOLUTIONS

      Based upon information available to Genomic Solutions, the following table shows, as of October 31, 2001, the shareholdings of:

•	each person known to Genomic Solutions to be the beneficial owner of more than 5% of Genomic Solutions’ common stock;

•	each of Genomic Solutions’ directors;

•	each of Genomic Solutions’ Named Executive Officers; and

•	all of Genomic Solutions’ executive officers and directors as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percentage calculations are based on 24,344,822 shares of common stock issued and outstanding as of October 31, 2001. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days after October 31, 2001, are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares indicated, subject to applicable community property laws.

      Unless indicated otherwise, the address of the beneficial owners is: c/o Genomic Solutions Inc., 4355 Varsity Drive, Suite E, Ann Arbor, Michigan 48108.

	Amount and Nature of	Percent of
Name and Address of Beneficial Owner	Beneficial Ownership	Outstanding Shares

JP Morgan Partners LLC(1)	4,967,236	20.38%
1221 Avenue of the Americas
New York, NY 10020
Damion E. Wicker, M.D.(2)	4,967,236	20.38
c/o JP Morgan Partners LLC
1221 Avenue of the Americas
New York, NY 10020
J. Matthew Mackowski(3)	1,888,461	7.75
c/o Mackowski & Shepler
275 Post Street, Suite 600
San Francisco, CA 94108
American Healthcare Fund II(4)	1,876,694	7.70
4430 Arapaho Avenue, Suite 200
Boulder, CO 80303
Daniel J. Mitchell(5)	1,897,494	7.78
c/o American Healthcare Fund II
4430 Arapaho Avenue, Suite 200
Boulder, CO 80303
Jeffrey S. Williams(7)	955,333	3.92
Robert G. Shepler(8)	663,805	2.72
c/o Mackowski & Shepler
275 Post Street, Suite 600
San Francisco, CA 94108
The Estate of P. Nicholas King(9)	165,913	*
The Homestead, Church Road, Huntingdon
Cambridgeshire, UK PE175RR
Steven J. Richvalsky(10)	147,831	*
Michael P. Kurek, Ph.D.(11)	79,487	*
Andrew A. Jakimcius(12)	78,136	*
Shannon M. Richey(13)	32,795	*

	Amount and Nature of	Percent of
Name and Address of Beneficial Owner	Beneficial Ownership	Outstanding Shares

Gary A. Kendra(14)	19,476	*
David W. Byatt(15)	24,000	*
8 Blackstone Road
Huntingdon
Cambridgeshire
PE29 6EF
England
AXA Assurances I.A.R.D. Mutuelle and related parties(16)	1,252,400	5.15
25, avenue Matignon
75008 Paris, France
J. & W. Seligman & Co. Incorporated and related party(17)	1,318,177	5.43
100 Park Avenue
New York, New York 10017
All current directors and executive officers as a group	10,919,967	44.17
(12 persons)

*	Less than 1%

(1)	Includes options to purchase 30,000 shares of common stock that JP Morgan has the right to request Dr. Damion Wicker to exercise and transfer any shares issued to JP Morgan.

(2)	4,937,236 shares are held in the name of JP Morgan Partners LLC and are attributed to Dr. Wicker as he is a partner of JP Morgan Partners LLC. Dr. Wicker disclaims beneficial ownership of all shares issued or issuable to JP Morgan Partners, except to the extent of his pecuniary interest. Includes options to purchase 30,000 shares of common stock. Dr. Wicker is contractually obligated to exercise the options at the request of, and to transfer any shares issued under the stock options to JP Morgan Partners.

(3)	Includes options to purchase 30,000 shares of common stock.

(4)	Includes options to purchase 30,000 shares of common stock that American Healthcare has the right to request Mr. Mitchell to exercise and transfer any shares issued to American Healthcare.

(5)	1,846,694 shares are held in the name of American Healthcare and are attributed to Mr. Mitchell as he is the general partner of Capital Health Venture Partners, the general partner of American Healthcare. Mr. Mitchell disclaims beneficial ownership of all shares issued or issuable to American Healthcare, except to the extent of his pecuniary interest. Includes options to purchase 30,000 shares of common stock. Mr. Mitchell is contractually obligated to exercise the options at the request of, and to transfer any shares issued under the stock options to American Healthcare.

(7)	Includes options to purchase 54,000 shares of common stock. Includes 167,929 shares of common stock which are held by a trust for the benefit of Mr. Williams’ children, 10,492 shares of common stock which are held by Mr. Williams’ children and 100,000 shares of common stock that are held by Mr. Williams’ wife.

(8)	Includes options to purchase 30,000 shares of common stock.

(9)	Includes options to purchase 30,000 shares of common stock. Also includes 68,750 shares of common stock which are held by Mr. King’s wife and 2,750 shares of common stock which are held by Mr. King’s children.

(10)	Includes options to purchase 61,867 shares of common stock.

(11)	Includes options to purchase 22,621 shares of common stock.

(12)	Includes options to purchase 33,055 shares of common stock.

(13)	Includes options to purchase 15,395 shares of common stock.

(14)	Includes options to purchase 18,756 shares of common stock.

(15)	Includes options to purchase 24,000 shares of common stock.

(16)	Information with respect to AXA Assurances I.A.R.D. Mutuelle and related parties is based on statements filed by those parties under Section 13 of the Securities Exchange Act of 1934 reporting shareholdings as of December 31, 2000. In addition to AXA Assurances I.A.R.D. Mutuelle, related parties on the filing are AXA Assurances Vie Mutuelle, AXA Conseil Vie Assurance Mutuelle, AXA Courtage Assurance Mutuelle, AXA and AXA Financial, Inc. The reporting persons have sole voting power with respect to 728,200 shares, shared voting power with respect to 521,400 shares, and sole investment power with respect to all 1,252,400 shares. To Genomic Solutions’ knowledge, no amendments to the reporting person’s Schedule 13G statement has been filed.

(17)	Information with respect to J. & W. Seligman & Co. Incorporated is based on statements filed by such party under Section 13 of the Exchange Act of 1934 reporting shareholdings as of December 31, 2000. In addition to J. & W. Seligman & Co. Incorporated, a related party on the filing is William C. Morris, the owner of a majority of the outstanding voting securities of J. & W. Seligman & Co. Incorporated, who may be deemed to beneficially own the shares reported. To Genomic Solutions’ knowledge, no amendments to the reporting person’s Schedule 13G statement has been filed.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF CARTESIAN

      Based upon information available to Cartesian, the following table shows, as of October 31, 2001, the shareholdings of:

•	each person known to Cartesian to be the beneficial owner of more than 5% of Cartesian’s common stock;

•	each of Cartesian’s directors;

•	Cartesian’s chief executive officer and its four most highly compensated executive officers whose compensation exceeded $100,000 during 2000; and

•	all of Cartesian’s executive officers and directors as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percentage calculations are based on 1,632,103 shares of common stock issued and outstanding as of October 31, 2001. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days after October 31, 2001, are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares indicated, subject to applicable community property laws.

	Amount and Nature of	Percent of
Name and Address of Beneficial Owner	Beneficial Ownership	Outstanding Shares

S & S Beteiligungs GmbH	473,841	29.03%
Hahnestrasse 3 D-37586 Dassel, Germany
Thomas C. Tisone, Ph.D., President & Director	425,720	26.08
17851 Sky Park Circle Suite C Irvine, California 92614
Michael L. Surmanian, Director	316,560	19.40
22 Bloomdale Irvine, Ca 92614-7531
Ian Wells	102,730	6.29
2830 Sunset Hills Escondido, Ca 92025
Donald J. Rose, Jr., Ph.D., Vice President R&D	94,725	5.80
17851 Sky Park Circle Suite C Irvine, California 92614
Daniel Tisone	98,730	6.05
8301 East Peacock Lane Orange, Ca 92869
Gary Henricksen, Director	—	*
10 Optical Avenue PO Box 2012 Keene, NH 03431
Martino Picardo, Director(1)	2,000	*
Manchester Innovation Grafton Street Manchester, England
Werner Specht, Director(2)	473,841	29.03
Hahnestrasse 3 D-37586 Dassel, Germany
David Lorenz, Vice President Sales and Marketing(3)	20,000	1.21
17851 Sky Park Circle Suite C Irvine, California 92614

	Amount and Nature of	Percent of
Name and Address of Beneficial Owner	Beneficial Ownership	Outstanding Shares

David Gracie, Secretary(4)	20,000	1.21
17851 Sky Park Circle Suite C Irvine, California 92614
All current directors and executive officers as a group(5) (6 persons)	1,352,846	80.81

*	Less than 1%

(1)	Includes 2,000 shares of common stock which may be acquired pursuant to options exercisable within 60 days of October 31, 2001.

(2)	473,841 shares of common stock are held by S & S Beteiligungs GmbH and are attributed to Dr. Specht as he is the Managing Director of S & S Beteiligungs GmbH. Dr. Specht disclaims ownership of all shares issued or issuable to S & S Beteiligungs GmbH, except to the extent of his pecuniary interest.

(3)	Includes 20,000 shares of common stock which may be acquired pursuant to options exercisable within 60 days of October 31, 2001.

(4)	Includes 20,000 shares of common stock which may be acquired pursuant to options exercisable within 60 days of October 31, 2001.

(5)	Includes 42,000 shares of common stock which may be acquired pursuant to options exercisable within 60 days of October 31, 2001 and also includes 473,841 shares of common stock that are attributable to Dr. Specht as he is the Managing Director of S & S Beteiligungs GmbH.

Certain Relationships and Related Transactions

     BioDot ownership and relationship with Cartesian

      The majority owners of Cartesian, S&S Beteiligungs GmbH, Dr. Tisone and Mr. Surmanian, collectively own approximately 82% of BioDot, Inc., a privately owned California corporation, that develops, manufactures, markets and sells systems and equipment used for the manufacture of diagnostic test formats including membrane-based lateral flow and flow through formats as well as biosensor formats. Markets include: medical, food, environmental, veterinary, and agriculture. The equipment line includes reagent processing, lamination, cutting, assembly and packaging. Until January 2001, the two companies shared facilities, operations, administrative functions and senior management and BioDot manufactured Cartesian products. Cartesian and BioDot continue to have an ongoing business relationship. Under a technology transfer and license agreement, BioDot and Cartesian have each licensed to the other certain patented technology and improvements. Under a separate agreement, Cartesian has agreed to manufacture products for BioDot at a fixed percentage discount off of list price. In addition, each party has agreed not to solicit employees of the other. Sales from Cartesian to BioDot for the nine months ended July 31, 2001, totaled $107,000. For the nine months ended July 31, 2001, purchases by Cartesian from BioDot totaled $1,215,000; $907,000 for the first fiscal quarter of 2001 which ended January 31, 2001; and $273,000 and $35,000, for the second and third quarters, respectively.

     Loan from S&S Beteiligungs GmbH

      On December 21, 2000, an affiliate of S&S Beteiligungs GmbH, a stockholder of Cartesian, made a bridge loan to Cartesian in the amount of $360,000 to provide working capital to fund its growth, which capital was not available from the Company’s bank or other conventional sources. The loan was evidenced by a Non-Negotiable Promissory Note bearing interest at the annual rate of 12% and maturing on April 1, 2001 (the “December Note”). On the maturity date, Cartesian lacked sufficient funds to repay the loan and the lender agreed to a two month extension of the December Note to June 1, 2001. On June 1, 2001, the lender agreed to make an additional loan of $200,000. The parties cancelled the December Note and Cartesian executed a new note dated June 15, 2001 in the amount of $560,000. The new note bears interest at the annual rate of 9% and is due on July 15, 2002. Upon consummation of the merger, Genomic Solutions will pay off the principal balance of the note and all accrued but unpaid interest thereon, which amount is a non-trade payable debt that will reduce the cash consideration to be delivered to Cartesian stockholders in the merger.

GENOMIC SOLUTIONS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of Genomic Solutions’ financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this document.

Overview

      Genomic Solutions designs, develops, manufactures, markets and sells genomic and proteomic instruments, software, consumables and services. Unlike many other life sciences companies in the DNA microarray and proteomic markets, Genomic Solutions offers integrated systems with demonstrated market acceptance. Genomic Solutions’ DNA microarray and proteomic products and systems enable researchers to perform complex, high-volume experiments at lower costs and in less time than with traditional techniques. Genomic Solutions’ customers use Genomic Solutions’ integrated and automated systems to produce microarrays, maintain DNA libraries, quantify gene expression levels and isolate, identify and characterize proteins, thereby facilitating more rapid and less expensive drug discovery. Genomic Solutions has sold its products in over 30 countries to pharmaceutical and biotechnology companies, government agencies, universities and private research institutions.

      Genomic Solutions has a limited history of operations, and Genomic Solutions anticipates that its quarterly results will fluctuate for the foreseeable future due to several factors, including market acceptance of current and new products, the introduction of new products by its competitors, the success of its research and development projects and the timing of significant orders. Genomic Solutions’ limited operating history makes it difficult or impossible to accurately predict future operations.

Results of Operations

     Nine months ended September 30, 2001 and 2000

          Revenue

      Revenue decreased $1.1 million, or 8%, to $12.5 million in the nine months ended September 30, 2001 from $13.5 million in the nine months ended September 30, 2000. The decrease was primarily due to the $2 million decline in instrumentation sales, driven mainly by reduced sales of our genomic products. This decrease was slightly offset by an increase in our consumables and services revenue. Revenue from consumables and services increased $926,000, or 109%, to $1.8 million in the nine months ended September 30, 2001 from $853,000 in the nine months ended September 30, 2000. We believe the decrease in instrumentation sales resulted primarily from our prospective customers delaying order placements, rather than losing orders to competition.

          Cost of revenue

      Cost of revenue increased $1.8 million, or 26%, to $8.7 million in the nine months ended September 30, 2001 from $6.9 million in the nine months ended September 30, 2000. Cost of revenue for the third quarter 2001 included a charge for $1.2 million due to the disposal and markdown of inventory in connection with of the Company’s restructuring plan. The increase was also due to increased spending on product support and employees as a result of 14 additional production and assembly personnel as well as increased facilities costs due to the expansion of the Company’s robotic and fluidic handling production facility in Huntingdon, England.

          Selling, general and administrative expenses

      Selling, general and administrative expenses increased $1.7 million, or 19%, to $10.7 million in the nine months ended September 30, 2001 from $8.9 million in the nine months ended September 30, 2000. Of this increase, approximately $439,000 was attributable to salaries and other employee-related costs due to 16 additional sales, marketing and administrative personnel. Approximately $105,000 was attributable to

GENOMIC SOLUTIONS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)

increased advertising and promotional activities, approximately $349,000 was attributable to increased professional legal and litigation expenses, approximately $101,000 was attributable to an increase in outside consulting services, approximately $196,000 was attributable to an increase in our reserve for bad debts and the remaining approximately $545,000 was attributable to increased office expenses and depreciation expense associated with the additional personnel.

          Research and development expenses

      Research and development expenses increased $1.3 million, or 33%, to $5.4 million in the nine months ended September 30, 2001 compared to $4.1 million in the nine months ended September 30, 2000. Of this increase, approximately $657,000 was attributable to salaries and other employee related costs due primarily to 12 additional research and development personnel. Approximately $402,000 was due to an increase in outside consulting services, patent costs, and license and development fees associated with agreements entered into by the Company in the most recent twelve months. The remaining approximately $275,000 was attributable to increased office expenses and depreciation expense associated with additional personnel.

          Restructuring charge

      In May 2000, we recorded a restructuring charge to operations of $600,000 in connection with the closing of our proteomic services and chemical production facility located in Chelmsford, Massachusetts. The charge consisted primarily of $400,000 for employee termination benefits for 15 employees and $200,000 for exit costs associated with closing the facility. The restructuring reserve has been fully utilized and there is no remaining balance at September 30, 2001.

          Interest expense

      Interest expense decreased $2.3 million in the nine months ended September 30, 2001 to $203,000 from $2.5 million in the nine months ended September 30, 2000. This decrease was primarily due to the repayment on June 9, 2000 of $6.0 million of subordinated notes with warrants issued in April 1999 and $3.5 million of subordinated notes with warrants issued in October 1999 as well as the reduction in our average borrowings under our commercial bank borrowing facility. The $203,000 of interest in 2001 represents interest incurred on borrowings under our commercial bank borrowing facility and under capital leases.

      Interest expense in the nine months ended September 30, 2000 includes amortization expense of approximately $965,000 related to the discount recorded on the subordinated notes.

          Interest income

      Interest income decreased $917,000 in the nine months ended September 30, 2001 to $1 million from $1.9 million in the nine months ended September 30, 2000. The decrease is due to lower average cash and cash equivalent balances and lower interest rates in 2001.

          Other income

      Other income, net of other expense, decreased $850,000 to $54,000 in the nine months ended September 30, 2001 from $904,000 in the nine months ended September 30, 2000. This decrease is primarily due to the $484,000 gain on sale of all our product and intellectual property rights to the mass spectrometer developed by us in collaboration with HD Technologies and the $407,000 gain on the sale of our 30% ownership interest in HD Technologies recognized in January 2000.

GENOMIC SOLUTIONS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)

          Benefit from income taxes

      We incurred net operating losses in the nine months ended September 30, 2001 and 2000, and consequently, we did not pay any federal income taxes in the United States. The income tax expense of $2,000 for the nine months ended September 30, 2001 represents income taxes accrued in Japan by our Japanese subsidiary. At December 31, 2000, we have available net operating loss carryforwards of approximately $27.4 million, which can be utilized to offset future taxable income. These net operating loss carryforwards expire between 2010 and 2020. Additionally, utilization of net operating loss carryforwards are limited under Section 382 of the Internal Revenue Code due to ownership changes, as defined by Section 382, that occurred in 1997 and as a result of our initial public offering completed in May 2000. These and other deferred income tax assets are fully reserved by a valuation allowance due to historical operating losses.

     Years ended December 31, 2000 and 1999

          Revenue

      Revenue increased $7.0 million, or 58%, to $19.1 million in 2000 from $12.1 million in 1999. This increase in revenue was due primarily to $6.9 million from sales of DNA microarray and proteomic systems. New product sales consisted of $3.8 million from Genomic Solutions’ GeneTACTM Biochip System, which includes the G3 Library Management Tool, GeneTACTM Hybridization Station and GeneTACTM LS4 Biochip Analyzer, and $3.1 million from Genomic Solutions’ InvestigatorTM Proteomic System, which was first shipped in June 1999. Increased sales of these products offset the $245,000 revenue decline associated with Genomic Solutions’ products for documenting and analyzing one-dimensional separations of DNA and proteins, which were discontinued in all markets except Japan. The remainder of Genomic Solutions’ 2000 revenues were attributable to services and consumables.

          Cost of revenue

      Cost of revenue increased $2.4 million, or 34%, to $9.4 million in 2000 from $7.0 Million in 1999. This increase was due primarily to $1.9 million in increased cost of materials attributable to increased instrumentation sales. The remainder of the increase in cost of revenue was attributable to increased spending on product support, employees and facilities.

          Selling, general and administrative expenses

      Selling, general and administrative expenses increased $3.2 million, or 38%, to $11.9 million in 2000 from $8.7 million in 1999. Of this increase, $2.1 million was attributable to salaries, sales commissions and other employee-related costs due primarily to the addition of approximately 13 sales, marketing and administrative personnel and increased sales commissions. The remaining increase consisted of approximately $653,000 from promotional activities and approximately $379,000 from increased office expenses and depreciation expense associated with the hiring of additional personnel.

          Research and development expenses

      Research and development expenses increased $766,000, or 16%, to $5.6 million in 2000 compared to $4.8 million in 1999. Research and development spending increased due primarily to an increase in salaries of approximately $909,000 and other employee related costs.

          Restructuring charge

      In May 2000, Genomic Solutions recorded a restructuring charge to operations of $600,000 in connection with the closing of Genomic Solutions’ proteomic services and chemical production facility located in Chelmsford, Massachusetts. The charge consisted primarily of $400,000 for employee termination benefits for

GENOMIC SOLUTIONS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)

fifteen employees and $200,000 for exit costs associated with closing the facility. The restructuring reserve has been fully utilized and there was no remaining balance at December 31, 2000. Genomic Solutions anticipates favorable financial, operating and strategic results from the consolidation of its proteomic operations in Ann Arbor, Michigan.

          Interest expense

      Interest expense increased $123,000 in 2000 to $2.6 million from $2.5 million in 1999. This increase was due primarily to $6.0 million of subordinated notes with warrants issued in April 1999 and $3.5 million of subordinated notes with warrants issued in October 1999 and the increase in borrowings under Genomic Solutions’ fixed asset lease line agreement and its commercial bank borrowing facilities.

      Interest expense in 2000 included amortization expense of approximately $965,000 related to the discount recorded on the subordinated notes. The discount was being amortized over the period from the date of issuance to April 2000. The amortization period of the discount was treated as shorter than the contractual life of the subordinated notes as the notes contained a provision that they automatically mature upon closing of an initial public offering (originally expected to be April 2000) and were expected to be repaid with a portion of the offering proceeds. However, in March and April 2000, Genomic Solutions amended the note agreements with the subordinated debt holders to change the acceleration of the maturity date from the closing date of the initial public offering to the earlier to occur of a date one year from the closing of an initial public offering or the date on which Genomic Solutions’ cash and cash equivalents fall below $50 million. Genomic Solutions retained the right to prepay these notes at any time. It accounted for the amendment to the subordinated notes as an extinguishment of debt and recorded an extraordinary loss of approximately $1,050,000 in March 2000. The extraordinary loss represents the difference between the carrying value of the original subordinated notes less the related unamortized debt issuance costs at March 24, 2000 and the estimated fair value of the new subordinated notes. The effective interest rate was 53.0% and 154.1% for the subordinated notes issued in April 1999 and October 1999, respectively, calculated based on an expected maturity date of April 2000. The effective interest rate on the new subordinated notes was 8.75%.

      Genomic Solutions repaid the $6.0 million of subordinated notes issued in April 1999 and $3.5 million of subordinated notes issued in October 1999 in their entirety on June 9, 2000.

          Interest income

      Interest income increased $2.6 million in 2000 to $2.7 million from $111,000 in 1999. Interest income increased due to higher average cash and cash equivalent balances in 2000, resulting primarily from the investment of the net proceeds from Genomic Solutions’ initial public offering, which closed on May 10, 2000, and $8.0 million in gross proceeds from the sale of preferred stock to PerkinElmer in January 2000.

          Benefit from income taxes

      Genomic Solutions incurred net operating losses in 2000 and 1999, and consequently, it did not pay any federal income taxes. At December 31, 2000, Genomic Solutions had available net operating loss carryforwards of approximately $27.4 million, which it could use to offset future taxable income. These net operating loss carryforwards expire between 2010 and 2020. Additionally, utilization of net operating loss carryforwards are limited under Section 382 of the Internal Revenue Code due to ownership changes, as defined by Section 382, that occurred in 1997 and as a result of Genomic Solutions’ initial public offering completed in May 2000. These and other deferred income tax assets are fully reserved by a valuation allowance due to historical operating losses. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, valuation allowances in amounts equal to the deferred tax assets have been established to reflect these uncertainties. See Note 10 of Notes to Consolidated Financial Statements.

GENOMIC SOLUTIONS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)

     Years ended December 31, 1999 and 1998

          Revenue

      Revenue increased $6.6 million, or 120%, to $12.1 million in 1999 from $5.5 million in 1998. This increase in revenue was due primarily to $5.4 million from sales of DNA microarray and proteomic systems launched in 1999. New product sales consisted of $3.7 million from Genomic Solutions’ GeneTACTM Biochip System, GeneTACTM Hybridization Station and Biochip Analyzers and $1.7 million from its InvestigatorTM Proteomic System, which was first shipped in June 1999. Genomic Solutions also sold more Flexys® Robotic Workstations in 1999 compared to 1998, with unit sales increasing from 19 to 40. Increased sales of this product offset the revenue loss associated with Genomic Solutions’ products for documenting and analyzing one dimensional separations of DNA and proteins, which were discontinued in all markets except Japan. The remainder of Genomic Solutions’ 1999 revenues were attributable to services and consumables.

          Cost of revenue

      Cost of revenue increased $3.7 million, or 114%, to $7.0 million in 1999 from $3.3 million in 1998. This increase was primarily attributable to increased instrumentation sales and increased spending on product support, employees and facilities. In 1999, cost of revenue reflected added costs associated with the initial manufacturing set up and first production runs for the individual components of Genomic Solutions’ DNA microarray and proteomic systems. In response to the increase in the number of products offered and volume of products manufactured, Genomic Solutions moved its United Kingdom operations into a new facility, which more than doubled the prior facility space. As a result of infrastructure improvements, Genomic Solutions’ cost of revenue grew at approximately the same rate as its revenues.

          Selling, general and administrative expenses

      Selling, general and administrative expenses increased $2.3 million, or 36%, to $8.7 million in 1999 from $6.4 million in 1998. Of this increase, $1.6 million was attributable to salaries and other employee related costs. The remainder of this increase was for promotional activities, professional services and sales commissions.

          Research and development expenses

      Research and development expenses grew $1.5 million, or 44%, to $4.8 million in 1999 from $3.4 million in 1998. This increase was primarily attributable to increased spending of $652,000 on the design and development of Genomic Solutions’ new products in 1999 and $604,000 of salary and related employee expenses resulting primarily from hiring approximately nine engineers and scientists.

          Acquisition-related and other unusual charges

      In 1999, Genomic Solutions recorded a charge of $438,000 for the write-off of goodwill originating from the acquisition of certain assets of Insight Biomedical Imaging. The primary purpose of the acquisition was to acquire Insight’s expertise in laser-based imaging technology. The assets acquired are used to produce laser scanning microscope systems used by life science researchers for generating 3-dimensional images of research samples. This write-off of goodwill was due to Genomic Solutions’ strategic decision to no longer market, sell and provide technical support for the 3-dimensional imaging products produced by Insight. The last customer maintenance agreement ended in September 1999. Since that time no further revenue from these products has been realized.

      For the year ended December 31, 1998, Genomic Solutions recorded a charge to operations of $340,000 for the write-off of in-process research and development in connection with the acquisition of the 2-D gel electrophoresis and proteomic business of ESA, Inc.

GENOMIC SOLUTIONS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)

          Interest expense

      Interest expense increased $2.4 million to $2.5 million in 1999 from $122,000 in 1998. This increase was due primarily to $6 million of subordinated notes with warrants issued in April 1999 and $3.5 million of subordinated notes with warrants issued in October 1999. Interest expense also increased as a result of the increase in borrowings under Genomic Solutions’ fixed asset lease line agreement and its commercial bank borrowing facilities.

      In 1999, interest expense included amortization expense of approximately $1,606,000 related to the discount recorded on the subordinated notes. The discount was being amortized over the period from the date of issuance to April 2000. The amortization period of the discount was treated as shorter than the contractual life of the subordinated notes as the notes contained a provision that they automatically mature upon the closing of an initial public offering (originally expected to be April 2000) and were expected to be repaid with a portion of the offering proceeds.

          Interest income

      Interest income decreased $125,000 to $111,000 in 1999 from $236,000 in 1998. Interest income decreased due to lower average cash balances in 1999.

          Benefit from income taxes

      Genomic Solutions incurred net operating losses in 1999 and 1998, and, consequently, it did not pay any federal income taxes.

Recent Accounting Pronouncements

      Statements of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets,” was recently approved by the Financial Accounting Standards Board. These pronouncements amend the accounting for business combinations, goodwill, and intangible assets. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 are effective for any business combination that is completed after June 30, 2001. SFAS No. 142 no longer permits amortization of goodwill and indefinite lived intangible assets. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. In addition, SFAS No. 142 establishes a new method of testing goodwill for impairment by using a fair-value approach. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt the pronouncement in their fiscal year beginning after December 15, 2001.

      The effect of adopting SFAS No. 142 in the fiscal year beginning January 1, 2002 will be to reduce operating expenses by approximately $25,000 per quarter in 2002 or $102,000 for the year. Genomic Solutions is currently assessing the effect of the new standards related to the impairment testing of goodwill.

      In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 establishes standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Genomic Solutions has not yet assessed the impact of this standard on its financial statements, but does not expect the impact to be material.

      In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 supercedes SFAS 121, although it retains the fundamental principles of how to measure the impairment of assets held for use and

GENOMIC SOLUTIONS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)

assets to be disposed of by sale. It requires that long-lived assets to be disposed of other than by sale be considered held and used until disposed of. it also provides new guidance for using a probability-weighted approach for measuring future cash flows when there are alternative courses of action. This statement is effective for financial statements issued for years beginning after December 15, 2001. Genomic Solutions has not yet assessed the impact of this standard on its financial statements, but does not expect the impact to the material.

Liquidity and Capital Resources

      At September 30, 2001 our cash and cash equivalents totaled $18.6 million compared to $40.2 million at December 31, 2000. The $21.5 million decrease in cash and cash equivalents is principally due to $11.1 million net cash used for operating activities in the nine months ended September 30, 2001, $5.5 million used to repurchase our stock held by PerkinElmer, Inc., $3.5 million in license fee payments, $1.8 million in property and equipment additions, $500,000 equity investment in Photonic Sensor Systems, Inc., and $1.9 million in repayment of capital leases. We borrowed $2.5 million under our bank line of credit borrowing facility and received $88,000 in proceeds from the sale of our common stock upon the exercise of vested stock options by employees during the first nine months ended September 30, 2001.

      Cash used in operations for the nine-month period ended September 30, 2001 was $11.1 million compared with $7.7 million for the same period in 2000. Cash used in operations during the first nine months of 2001 consisted primarily of our net loss of $13.8 million, which included non-cash charges of $3.6 million in restructuring and inventory impairment charges, $1.4 million for depreciation and amortization expense and $344,000 for amortization of capitalized license fees. The use of cash in operating activities in the first nine months of 2001 was also due to increases of $2.8 million in inventory and a decrease of $2.0 million in accounts payable and accrued liabilities. The use of cash in operating activities in 2001 was partially offset by a $2.6 million decrease in accounts receivable. Cash used in operations during the first nine months of 2000 consisted primarily of our net loss of $7.6 million, which included non-cash charges of $937,000 for depreciation and amortization expense, $965,000 for amortization of discount on subordinated notes with warrants, $600,000 for restructuring, $1.1 million for extraordinary loss on extinguishment of debt, $407,000 gain on sale of investment in HD Technologies and $484,000 gain on sale of assets. The use of cash in operating activities in 2000 was also due to increases of $3.2 million in accounts receivable, $1.8 million in inventories and $314,000 in prepaid expenses and other assets. The use of cash in operating activities in 2000 was partially offset by a $2.1 million increase in accounts payable and accrued liabilities.

      Our investing activities for the nine months ended September 30, 2001, excluding activity under our repurchase agreements, used cash of $5.8 million compared with $633,000 for the same period in 2000. Cash used in investing activities in 2001 was attributable to $1.8 million in equipment expenditures, $3.5 million in license fee payments and a $500,000 equity investment in Photonic Sensor Systems, Inc. Cash used in the nine months ended September 30, 2000 of $633,000 was attributable to approximately $600,000 in cash received from the sale of our 30% ownership interest in HD Technologies offset by $1.2 million in cash used for capital expenditures, which consisted mainly of purchases of computers, laboratory equipment and leasehold improvements for the expansion of laboratories.

      Net cash used in financing activities for the nine months ended September 30, 2001 was $4.8 million compared with net cash provided by financing activities of $83.0 million for the same period in 2000. Cash used in financing activities in the first nine months of 2001 was primarily due to the repurchase of our stock from PerkinElmer, Inc. for $5.5 million and the repayment of long-term debt of $1.9 million, partially offset in borrowings under our bank line of credit by $2.5 million. In June 2001, we amended our bank line of credit agreement to provide for borrowings up to $2.5 million. Financing activities in the first nine months of 2000 included receipt of $55.1 million in net proceeds, after deducting underwriters discounts and commissions and other offering expenses, from the sale of callable common stock in our initial public offering, receipt of $7.4 million in net proceeds from the sale of preferred stock in January 2000 and borrowings of $30.0 million

GENOMIC SOLUTIONS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)

under our amended primary bank line-of-credit agreement. Financing activities for 2000 also included the repayment of long-term debt of $545,000 and the repayment on June 9, 2000 of $6.0 million in subordinated notes with warrants issued in April 1999 and $3.5 million of subordinated notes with warrants issued in October 1999.

      Working capital decreased $20.8 million to $23.2 million at September 30, 2001 from $44.0 million at December 31, 2000. The decrease in working capital resulted from a decrease in cash of $21.5 million and accounts receivable of $3.3 million and an increase in current debt of $1.8 million partially offset by an increase in inventory of $1.8 million, prepaid expenses and other assets of $360,000 and a decrease in accounts payable and accrued liabilities balances of $3.6 million.

      We believe our existing cash, cash equivalents and short term investments will be sufficient to fund our operating expenses, debt obligations and capital requirements on both a short-term and long-term, greater than 12 months, basis. However, we may need to raise additional capital to fund our research and development programs, to scale up manufacturing activities, to expand our sales and marketing capabilities or to fund unforeseeable expenses. Even if we have sufficient funds for our operating plans, we may choose to raise additional capital due to market conditions or strategic considerations. We may seek funding through public or private equity offerings, debt financing or additional collaborations. We cannot assure you that additional financing will be available on favorable terms, if at all.

Qualitative and Quantitative Disclosures about Market Risk

     Interest Rates

      The primary objective of Genomic Solutions’ investment activities is to preserve capital until it is required to fund operations while at the same time maximizing the income Genomic Solutions receives from its investments without significantly increasing risk. To minimize this risk, Genomic Solutions maintains its cash and cash equivalents in money market funds. The average duration of all its investments in 2000 and the first two quarters of 2001 was less than 90 days. Due to the short-term nature of these investments, a 10% movement in market interest rates would not have a significant impact on the total value of Genomic Solutions’ portfolio as of September 30, 2001.

     Foreign currency rate fluctuations

      The local currency for Genomic Solutions’ subsidiary in the United Kingdom is the British pound sterling and the local currency for its subsidiary in Japan is the Japanese yen. Genomic Solutions has converted the British pound sterling and the Japanese yen to the U.S. dollar using the exchange rate in effect at the balance sheet date and has used the average exchange rate for the period for income statement items. The effects of conversion are recorded as a separate component of stockholders’ equity. Genomic Solutions’ agreement with PerkinElmer requires payment in U.S. currency. As a result, only business in the United Kingdom and Japan by Genomic Solutions’ subsidiaries will continue to be conducted in foreign currencies. Exchange gains and losses are recorded using the actual exchange differences on the date of the transaction. Genomic Solutions has not taken any action to reduce its exposure to changes in foreign currency exchange rates, such as options or futures contracts, with respect to transactions with its foreign subsidiaries or customers. The net tangible assets of its British subsidiary, without respect to long term debt, were approximately $8.4 million at September 30, 2001. A hypothetical 10% decrease in the value of the British pound sterling relative to the U.S. dollar would result in an unrealized foreign exchange translation loss of approximately $838,000. The net tangible assets of our Japanese subsidiary were approximately $240,000 at September 30, 2001. A hypothetical 10% decrease in the value of the Japanese yen relative to the U.S. dollar would result in an unrealized foreign exchange translation loss of approximately $24,000. Additionally, a portion of Genomic Solutions’ long-term debt is denominated in British pound sterling. If the British pound sterling increases in value relative to the U.S. dollar before repayment, Genomic Solutions will have to pay more cash to retire the debt. A hypothetical

GENOMIC SOLUTIONS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)

10% increase in the value of the British pound sterling relative to the U.S. dollar would result in an unrealized foreign currency transaction loss of approximately $2,000.

      Foreign currency transaction gain (loss) resulting from product and service sales in foreign denominated currencies totaled approximately $(82,000), $113,000 and $(11,000) in fiscal 2000, 1999 and 1998.

     Inflation

      Genomic Solutions does not believe that inflation has had a material impact on its business or operating results during the periods presented.

CARTESIAN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      Cartesian develops, manufactures, markets and sells automated microscale liquid handling products for drug discovery research and applications. Cartesian manufactures two primary lines of equipment: high speed, microscale dispensing systems for chemical and biological reagents; and micro-arraying systems. This equipment is used in drug discovery applications such as high-throughput screening, functional genomics, proteomics and structural genomics.

Results of Operations

  Nine months ended July 31, 2001 and 2000

     Sales

      Sales increased $2.1 million, or 45% to $6.9 million for the nine months ended July 31, 2001 from $4.8 million for the nine months ended July 31, 2000. Of this increase in sales approximately $1.4 million was attributable to increased unit sales of our high throughput screening equipment. The remainder of the increase in sales was due to increased sales of spare parts, micro arraying equipment and third party development fees. Cartesian attributes these increases to expanded marketing efforts in its three major market; — the United States, Asia and Europe — and a continuing expansion of its product line.

     Cost of sales

      Cost of sales increased $1.2 million, or 46% to $3.8 million for the nine months ended July 31, 2001 from $2.6 million for the nine months ended July 31, 2000. This increase in cost of sales was primarily due to the cost of materials and direct labor associated with increased instrumentation sales. As a percentage of total sales, cost of sales for the nine months ended July 31, 2001 remained constant at 54% when compared to the nine months ended July 31, 2000.

     Research and development expenses

      Research and development expenses increased $218,000, or 45%, to $703,000 for the nine months ended July 31, 2001 from $485,000 for the nine months ended July 31, 2000. Research and development spending increase primarily due to approximately $105,000 increase in salaries and benefits related to the addition of two development engineers and $113,000 costs associated with new product development and OEM projects.

     Sales, general and administrative expenses

      Sales, general and administrative expenses increased $109,000, or 5%, to $2.4 million for the nine months ended July 31, 2001 from $2.3 million for the nine months ended July 31, 2000. This increase was principally associated with hiring a Chief Financial Officer in January 2001, and professional fees primarily related to Cartesian’s change in capital and business development activities.

     Other income

      For the nine months ended July 31, 2000 other income of $68,000 was attributable to a European Community university grant.

     Interest expense

      Interest expense increased $60,000 for the nine months ended July 31, 2001 to $79,000 due to an increase in short term borrowings in December 2000 and June 2001.

CARTESIAN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)

     Minority interest

      The minority interest of $42,000 for the nine months ended July 31, 2000 reflects one-half of the total loss sustained by Biodot Limited, Cartesian’s distributor jointly owned by Cartesian and BioDot. On November 1, 2000, Biodot Limited spun off the Cartesian operation into Cartesian Technologies Europe Limited, a wholly-owned subsidiary of Cartesian, and Cartesian sold its 50% share in Biodot Limited to BioDot.

  Fiscal year ended October 31, 2000 and 1999

      In 1999, Cartesian changed its fiscal year-end from December 31 to October 31. The following discussion compares Cartesian’s results of operations for the twelve months ended October 31, 2000 and the ten months ended October 31, 1999. As a result of the change in fiscal year end, the operating results for the ten months ended October 31, 1999 are not readily comparable to those for the twelve months ended October 31, 2000.

     Sales

      Sales increased $4.1 million, or 116%, to $7.7 million for the twelve months ended October 31, 2000 from $3.6 million for the ten months ended October 31, 1999. Cartesian’s average monthly sales increased by approximately 80% to $643,000 in fiscal 2000 from $358,000 in fiscal 1999. This increase primarily resulted from the introduction of new high throughput screening instrumentation products and increased marketing activities following an equity investment of $1.95 million in Cartesian on January 21, 2000. Proceeds of the equity investment permitted increased and more aggressive activity in all areas of Cartesian’s business.

     Cost of sales

      Cost of sales increased $2.5 million, or 138%, to $4.3 million for the twelve months ended October 31, 2000 from $1.8 million for the ten months ended October 31, 1999. As a percentage of total sales, cost of sales increased 5% in fiscal 2000 to 56% as compared to 51% in fiscal 1999. This increase was primarily due to the added costs associated with the initial manufacturing set up and first production runs of Cartesian’s newly developed products.

     Research and development expenses

      Research and development expenses increased $293,000, or 75%, to $682,000 for the twelve months ended October 31, 2000 from $389,000 for the ten months ended October 31, 1999. As a percentage of total sales, research and development expenses decreased to 9% in fiscal 2000 from 11% in fiscal 1999. The increase in development spending was primarily attributable to increased spending of $230,000 on the design and development of new products which included the synQUADTM and ProSys™ dispensing systems.

     Selling, general and administrative expenses

      Selling, general and administrative expenses increased $2 million, or 169%, to $3.2 million for the twelve months ended October 31, 2000 from $1.2 million for the ten months ended October 31, 1999. Of this increase, $763,000 is attributable to the operating costs of Cartesian’s newly formed subsidiary in the United Kingdom, $707,000 is attributable to increased salaries and other employee related costs and $142,000 is attributable to increases in promotional spending.

     Other income

      Other income of $109,000 for the twelve months ended October 31, 2000 includes interest income of $12,000 earned on cash received in January 2000 in connection with an equity investment of $1.95 million and income of $97,000 attributable to a United Kingdom university service grant.

CARTESIAN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)

     Income taxes

      Cartesian incurred a net operating loss for the twelve months ended October 31, 2000 and consequently did not pay any federal income taxes in the United States. Prior to January 22, 2000 Cartesian was an S-Corp and income and expense are included in the personal returns of the Shareholders. As of October 31, 2000, Cartesian had net operating loss carryforwards of approximately $400,000 for federal tax purposes and $200,000 for state tax purposes. These carryforwards may not be used after October 2020 for federal purposes or after October 2005 for state tax purposes. As Cartesian management believes that it is more likely than not that the fiscal 2000 loss carryforward will result in future tax benefits, Cartesian recorded $160,000 of income tax benefits for the year ended October 31, 2000. Additionally, under Section 382 of the Internal Revenue Code, Cartesian’s existing net operating loss carryforwards, and other deferred tax assets and liabilities, may be unavailable for future use due to significant ownership changes of Cartesian’s common stock.

Liquidity and Capital Resources

      At July 31, 2001 Cartesian had a zero cash balance as a result of utilization of a credit borrowing facility, compared to $2,600 at October 31, 2000. The decrease in cash of $2,600 was due to $363,000 used in operating activities, $45,000 used in investing activities, and net of $401,000 provided by financing related activities.

      Cash used in operations for the nine-month period ended July 31, 2001 was $363,000 compared to $1.3 million used in the nine months ended July 31, 2000. Cash used in operations during the first nine months of 2001 consisted primarily of Cartesian’s net loss of $40,000, which included non-cash charges for depreciation and amortization expense of $121,000. The use of cash in operating activities in the first nine months of 2001 was also due to increased levels of inventory and accounts receivable of $426,000 and $171,000 respectively as a result of and to accommodate increased sales. Cash used in operating activities during the first nine months of 2001 was partially offset by $95,000 of increased customer deposits on new orders, and $88,000 increased accounts payable and accrued expenses, net of due to related party. Cash used in operations during the first nine months of 2000 consisted primarily of Cartesian’s net loss of $341,000, which included $107,000 in non-cash charges for depreciation and amortization expense, $200,000 deferred tax benefit, and $1.3 million in increased inventory. The use of cash in operating activities during the first nine months of 2000 was partially offset by $151,000 increased accounts payable and accrued expenses, net of due to related party, $286,000 customer deposits for prepaid orders, and $36,000 decrease in accounts receivable.

      Cash used in investing activities for the nine-month period ended July 31, 2001 was $45,000 compared with cash used in investing activities of $322,000 for the same period in 2000. Cash used in investing activities in 2001 was attributable to $36,000 for patent costs, and $9,000 related to an increase in notes receivable from one of Cartesian’s stockholders. Cash used in the first nine months of 2000 was attributable to $134,000 for the purchase of property and equipment associated with the a new office and operations facility, $86,000 from patent costs, and $41,000 in notes receivable from one of Cartesian’s stockholders.

      Cash provided by financing activities for the nine-month period ended July 31, 2001 was $401,000 compared to cash provided by financing activities of $1.6 million for the nine-month period ended July 31, 2000. Cash provided by investing activities during the first nine months of 2001 was primarily as a result of a $560,000 loan from Schleicher & Schuell Beteiligungs GmbH, Cartesian’s stockholder, while debt and capital lease payments reduced cash by $163,000. The debt payments included $128,000 paid to the former owner of Cartesian’s United Kingdom subsidiary. Financing activities for the first nine months of 2000 were primarily attributed to $1.9 million received from Schleicher & Schuell Beteiligungs GmbH for the purchase of Cartesian’s common stock, offset by a $300,000 dividend distributed to Cartesian’s stockholders.

      Working capital at July 31, 2001 was $675,000 compared to $666,000 at October 31, 2000. The $9,000 increase in working capital was due to a $175,000 increase in accounts receivable, $426,000 increase in inventory, a $135,000 decrease in the current portion of long term debt, and a $191,000 reduction in accrued

CARTESIAN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)

expenses offset by $245,000 increase in accounts payable net of due to related party, $81,000 increase in accrued payroll, and $560,000 increase in notes payable.

      As of July 31, 2001, Cartesian had an aggregate of $220,000 in future principal payments under capital leases and other long term debt, of which $181,000 is to be paid in the next twelve months and $39,000 relates to a long term debt.

Qualitative and Quantitative Disclosures about Market Risk

     Interest Rates

      Cartesian historically maintains minimal cash balances, none of which are in accounts that are interest bearing or subject to other market risks. The effect related to changes in interest rates on future earnings, fair values and cash flows of long-term debt is not significant due to the balance of long-term debt in relation to Cartesian’s consolidated balance sheet. The long-term debt balance at July 31, 2001, $143,000, bears interest at a variable rate equal to the prime rate plus 2.5%.

     Foreign currency rate fluctuations

      The local currency for Cartesian’s subsidiary in the United Kingdom is the British pound sterling. Cartesian has converted the British pound sterling to the U.S. dollar using the exchange rate in effect at the balance sheet date and has used the average exchange rate for the period for income statement items. The effects of conversion are recorded as a separate component of stockholders’ equity. Exchange gains and losses are recorded using the actual exchange differences on the date of the transaction. Cartesian has not taken any action to reduce its exposure to changes in foreign currency exchange rates, such as options or futures contracts, with respect to transactions with its foreign subsidiary or customers. The tangible assets of its British subsidiary were approximately $800,000 at July 31, 2001. A hypothetical 10% decrease in the value of the British pound sterling relative to the U.S. dollar would result in an unrealized foreign exchange translation loss of approximately $73,000.

      Foreign currency transaction loss resulting from product and service sales in foreign denominated currencies totaled approximately $52,000 in fiscal 2000. Prior to fiscal 2000, Cartesian had no exposure to foreign currency transaction gains or losses.

     Inflation

      Cartesian does not believe that inflation has had a material impact on its business or operating results during the periods presented.

Recent Accounting Pronouncements

      Cartesian adopted Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25,” effective December 1, 2000, except for certain interpretations which were effective December 15, 1998 and January 12, 2000. There was no impact on Cartesian’s consolidated financial position or results of operations.

      Cartesian adopted Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition,” effective November 1, 2000. There was no impact on Cartesian’s consolidated financial position or results of operations.

      In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (“SFAS 155”), “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other

CARTESIAN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — (Continued)

contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at their fair value. This statement, as amended by SFAS 137 and 138, is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. The adoption of this standard did not have a material impact on Cartesian’s results of operations, financial position or cash flows as Cartesian currently does not engage in any derivative or hedging activities.

      In June 2001, the FASB approved two new pronouncements: Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations” and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” SFAS 141 applies to all business combinations with a closing date after June 30, 2001. This Statement eliminates the pooling-of-interests method of accounting and further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with a determinable useful life will continue to be amortized. The amortization provisions apply to goodwill and other intangible assets acquired after June 30, 2001. Goodwill and other intangible assets acquired prior to June 30, 2001 will be affected upon adoption. Cartesian is required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, which will require Cartesian to cease amortization of its remaining net goodwill balance and to perform an impairment test of its existing goodwill based on a fair value concept. Although Cartesian is still reviewing the provisions of these pronouncements, it is management’s preliminary assessment that goodwill impairment will not result upon adoption. As of July 31, 2001, Cartesian has net unamortized goodwill of $185,425 and amortization expense of $13,841 and $19,427 for the nine-month period ended July 31, 2001 and the year ended October 31, 2000, respectively.

      In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 establishes standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Cartesian has not yet assessed the impact of this standard on its financial statements, but does not expect the impact to be material.

      In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to disposed of. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within these fiscal years, with early adoption encouraged. Cartesian does not expect SFAS 144 to have a material impact on its financial statements.

WHERE YOU CAN FIND MORE INFORMATION

      Genomic Solutions files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Genomic Solutions’ SEC filings are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at www.sec.gov.

      Genomic Solutions common stock is listed on the Nasdaq National Market. Reports, proxy statements and other information filed by Genomic Solutions may also be inspected at Nasdaq’s offices at 1735 K Street, N.W., Washington, D.C. 20006.

      Genomic Solutions has filed a registration statement on Form S-4 to register with the SEC the Genomic Solutions common stock to be issued to Cartesian stockholders in the merger. This proxy statement/prospectus/consent solicitation is a part of that registration statement and constitutes a prospectus of Genomic Solutions. It is also a proxy statement of Genomic Solutions in addition to being a consent solicitation of Cartesian. As allowed by SEC rules, this proxy statement/prospectus/consent solicitation does not contain all the information you can find in the registration statement or the exhibits to the registration statement. The registration statement and its exhibits may be inspected without charge at the offices of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the SEC at prescribed rates. This document may also be accessed electronically as discussed above.

      Genomic Solutions has furnished all information with respect to it included in this proxy statement/prospectus/consent solicitation. Cartesian has furnished all information with respect to it included in this proxy statement/prospectus/consent solicitation.

      This proxy statement/prospectus/consent solicitation does not cover any resale of the securities to be received by stockholders of Cartesian in the merger, and no person is authorized to make any use of this proxy statement/prospectus/consent solicitation in connection with any such resale.

EXPERTS

      The audited consolidated financial statements of Genomic Solutions at December 31, 2000 and December 31, 1999 and for each of the three years in the period ended December 31, 2000 included in this proxy statement/ prospectus/ consent solicitation have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

      The consolidated financial statements of Cartesian at October 31, 2000 and for the year then ended included in this proxy statement/ prospectus/ consent solicitation have been audited by Corbin & Wertz, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Such financial statements include balance sheet and income statement data for Biodot Limited, Cartesian’s 50% — owned subsidiary. The report of Corbin & Wertz relies on an audit of the financial statements of Biodot Limited by Bulley Davey, independent auditors. Bulley Davey’s audit report is included in this proxy statement/ prospectus/ consent solicitation.

LEGAL OPINIONS

      Jaffe, Raitt, Heuer & Weiss, Professional Corporation, will pass upon the validity of the shares of Genomic Solutions common stock to be issued in connection with the merger. As of the date hereof, certain stockholders of Jaffe, Raitt beneficially own approximately 131,472 shares of Genomic Solutions common stock.

INDEX TO FINANCIAL STATEMENTS

Page

Genomic Solutions Inc.
Condensed Consolidated Balance Sheets as of September 30, 2001 (unaudited) and December 31, 2000	F-2
Condensed Consolidated Statements of Operations for the Three Months and Nine Months Ended September 30, 2001 and 2000 (unaudited)	F-3
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2001 and 2000 (unaudited)	F-4
Notes to Condensed Consolidated Financial Statements (unaudited)	F-5
Report of Independent Public Accountants	F-9
Consolidated Balance Sheets as of December 31, 2000 and 1999	F-10
Consolidated Statements of Operations for the Years Ended December 31, 2000, 1999 and 1998	F-11
Consolidated Statements of Stockholders’ Equity (Deficit) for the Years Ended December 31, 2000, 1999 and 1998	F-12
Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 1999 and 1998	F-14
Notes to Consolidated Financial Statements	F-15
Cartesian Technologies, Inc.
Independent Auditors’ Report of Corbin & Wertz	F-31
Independent Auditors’ Report of Bulley Davey	F-32
Consolidated Balance Sheets as of July 31, 2001 (unaudited) and October 31, 2000	F-33

Consolidated Statements of Operations and Comprehensive Loss for the Nine Month Periods Ended July 31, 2001 and 2000 (unaudited), the Year Ended October 31, 2000 and the Ten Month Period Ended October 31, 1999 (unaudited)
F-34
Consolidated Statements of Stockholders’ Equity for the Nine Month Period Ended July 31, 2001 (unaudited), the Year Ended October 31, 2000, and the Ten Month Period Ended October 31, 1999 (unaudited)	F-35
Consolidated Statements of Cash Flows for the Nine Month Periods Ended July 31, 2001 and 2000 (unaudited), the Year Ended October 31, 2000 and the Ten Month Period Ended October 31, 1999 (unaudited)	F-36
Notes to Consolidated Financial Statements	F-37

GENOMIC SOLUTIONS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	Sept. 30,	December 31,
	2001	2000

	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$18,612	$40,159
Accounts receivable, net	4,452	7,788
Inventories	7,507	5,734
Prepaid expenses and other	1,474	1,114

Total current assets	32,045	54,795
Property and equipment, net	3,148	4,735
Goodwill, net	465	954
License fees, net	4,269	4,524
Other assets	1,667	216

Total assets	$41,594	$65,224

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Lines of credit	$2,500	$—
Current portion of long-term debt	23	754
Accounts payable	2,392	3,711
Accrued liabilities	3,752	6,067
Deferred revenue	163	293

Total current liabilities	8,830	10,825

Long-Term Liabilities:
Long-term debt, less current portion	2	1,202
Other long-term liabilities	60	1,208

Total long-term liabilities	62	2,410
Commitments
Stockholders’ Equity:
Convertible preferred stock, $0.001 par value; 15,000 shares authorized; zero shares issued and outstanding at September 30, 2001 and December 31, 2000	—	—
Callable common stock, $.001 par value; 40,000 shares authorized; zero and 23,758 shares issued and outstanding at September 30, 2001 and December 31, 2000, respectively	—	24
Common stock, $.001 par value; 40,000 shares authorized; 24,343 and 1,270 shares issued and outstanding at September 30, 2001 and December 31, 2000, respectively	24	1
Additional paid-in capital	88,926	94,317
Notes receivable	(135)	(129)
Deferred compensation related to stock options	(79)	(98)
Retained deficit	(55,726)	(41,955)
Accumulated other comprehensive loss	(308)	(171)

Total stockholders’ equity	32,702	51,989

Total liabilities and stockholders’ equity	$41,594	$65,224

The accompanying notes are an integral part of these consolidated statements.

GENOMIC SOLUTIONS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share data)

	For the three months		For the nine months
	ended September 30,		ended September 30,

	2001	2000	2001	2000

Revenue:
Product revenue	$3,344	$4,888	$11,440	$12,981
Service revenue	285	150	1,031	552

Total revenue	3,629	5,038	12,471	13,533

Cost of Revenue:
Cost of product revenue	2,441	2,426	7,254	6,626
Cost of service revenue	90	109	243	245
Inventory impairment	1,180	—	1,180	—

Total cost of revenue	3,711	2,535	8,677	6,871

Gross profit (loss)	(82)	2,503	3,794	6,662

Operating Expenses:
Selling, general and administrative	3,719	3,009	10,651	8,916
Research and development	1,780	1,453	5,400	4,067
Restructuring charges	2,386	—	2,386	600

Total operating expenses	7,885	4,462	18,437	13,583

Loss from operations	(7,967)	(1,959)	(14,643)	(6,921)

Other Income (Expense):
Interest expense	(122)	(255)	(203)	(2,503)
Interest income	188	948	1,023	1,940
Gain on sale of investment	—	—	—	407
Gain on sale of asset	—	484	—	484
Other income (expense), net	(23)	(87)	54	13

Total other income (expense)	43	1,090	874	341

Loss before taxes and extraordinary item	(7,924)	(869)	(13,769)	(6,580)
Provision (Benefit) for Income Taxes	(71)	—	2	—

Loss before extraordinary item	(7,853)	(869)	(13,771)	(6,580)
Extraordinary Loss, net of tax benefit of $0	—	—	—	(1,050)

Net Loss	(7,853)	(869)	(13,771)	(7,630)
Non-cash common stock warrant benefit	—	—	—	1,059
Deemed dividend upon issuance to and subsequent repurchase of stock from PerkinElmer, Inc.	—	—	(2,811)	(8,000)

Net loss attributable to common stockholders	$(7,853)	$(869)	$(16,582)	$(14,571)

Net Income (Loss) Per Share, Basic and Diluted:
Loss per share before extraordinary item	$(0.32)	$(0.03)	$(0.56)	$(0.44)
Loss per share from extraordinary item	0.00	0.00	0.00	(0.07)

Loss per share	(0.32)	(0.03)	(0.56)	(0.51)
Income per share from non-cash common stock warrant benefit	0.00	0.00	0.00	0.07
Loss per share from deemed dividend	0.00	0.00	(0.11)	(0.53)

Loss per share attributable to common stockholders	$(0.32)	$(0.03)	$(0.67)	$(0.97)

Weighted average common shares	24,314	24,881	24,592	15,017

The accompanying notes are an integral part of these consolidated statements.

GENOMIC SOLUTIONS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited; in thousands)

	For the Nine Months
	Ended September 30,

	2001	2000

Cash Flows from Operating Activities:
Net loss	$(13,771)	$(7,630)
Adjustments to reconcile net loss to net cash used in operating activities —
Depreciation and amortization	1,394	937
Amortization of discount on subordinated debt	—	965
Restructuring and inventory impairment charges	3,566	600
Callable common stock issued in lieu of interest	—	208
Amortization of deferred compensation	19	19
Amortization of capitalized license fees	344	—
Extraordinary loss	—	1,050
Gain on sale of investment	—	(407)
Gain on sale of assets		(484)
Other	57	50
Increase (decrease) in cash resulting from changes in assets and liabilities —
Accounts receivable	2,620	(3,157)
Inventories	(2,767)	(1,766)
Prepaid expenses and other	(372)	(314)
Accounts payable	(1,318)	1,856
Accrued liabilities	(690)	233
Deferred revenue	(151)	180

Net cash used in operating activities	(11,069)	(7,660)

Cash Flows from Investing Activities:
Purchase of property and equipment	(1,826)	(1,118)
Increase in other assets	(19)	(108)
Increase in repurchase agreements	—	(30,000)
Capitalized license fees	(3,465)	—
Equity investment	(501)	—
Proceeds from sale of investment	—	575
Proceeds from sale of property and equipment	33	18

Net cash used in investing activities	(5,778)	(30,633)

Cash Flows from Financing Activities:
Repayment of subordinated debt	—	(9,500)
Borrowings under sale-leaseback transactions	—	113
Proceeds from issuance of common stock and callable common stock	88	55,291
Net borrowings under lines of credit	2,500	30,027
Repayment of long-term debt	(1,861)	(545)
Repurchase of stock from PerkinElmer, Inc.	(5,500)	—
Proceeds from issuance of preferred stock	—	7,479
Other financing activities	(6)	(6)

Net cash provided by (used in) financing activities	(4,779)	82,859

Effect of Exchange Rate Changes	79	(148)

Net Increase (Decrease) in Cash and Cash Equivalents	(21,547)	44,418
Cash and Cash Equivalents — Beginning of Period	40,159	1,328

Cash and Cash Equivalents — End of Period	$18,612	$45,746

Supplemental Disclosure of Cash Flow Activity:
Cash paid for interest	$221	$1,302
Cash paid for income taxes	$71	$—

Supplemental Disclosure of Non-Cash Flow Activity:
Equipment purchased under capital lease obligations	$—	$959

The accompanying notes are an integral part of these consolidated statements.

GENOMIC SOLUTIONS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Principles

Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements of Genomic Solutions Inc. and subsidiaries (the “Company”) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete annual financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included. Interim results are not necessarily indicative of results that may be expected for a full year.

      The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes thereto included elsewhere in this prospectus.

Net Loss Per Share

      Net loss per share is computed in accordance with SFAS No. 128, “Earnings Per Share,” by dividing the net loss allocable to common stockholders by the weighted average number of shares of common stock outstanding. For the three and nine month periods ended September 30, 2001 and 2000, the effect of stock options and warrants outstanding for the purchase of shares of common stock have not been used in the calculation of diluted net loss per share because to do so would be anti-dilutive. As such, the numerator and the denominator used in computing both basic and diluted net loss per share allocable to common stockholders for each period are equal.

Comprehensive Loss

      Comprehensive loss is the total of net loss and all other non-owner changes in equity. The difference between net loss, as reported in the accompanying condensed consolidated statements of operations, and comprehensive loss is the foreign currency translation adjustment for the respective periods. Accumulated other comprehensive loss consists solely of the cumulative translation adjustment as presented in the accompanying condensed consolidated balance sheets. The components of comprehensive loss for the three months and nine months ended September 30, 2001 and 2000 are as follows (in thousands):

	For the Three Months		For the Nine Months
	Ended		Ended
	September 30,		September 30,

	2001	2000	2001	2000

	(Unaudited)
Net loss	$(7,853)	$(869)	$(13,771)	$(7,630)
Foreign currency translation adjustment	367	(111)	(137)	(371)

Comprehensive loss	$(7,486)	$(980)	$(13,908)	$(8,001)

Recent Accounting Pronouncements

      Statements of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets,” was recently approved by the Financial Accounting Standards Board. These pronouncements amend the accounting for business combinations, goodwill, and intangible assets. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 are effective for any business combination that is completed after June 30, 2001. SFAS No. 142 no longer permits amortization of goodwill and indefinite lived intangible assets.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. In addition, SFAS No. 142 establishes a new method of testing goodwill for impairment by using a fair-value approach. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt the pronouncement in their fiscal year beginning after December 15, 2001. Total goodwill included in the Company’s Financial Statements was $465,000 at September 30, 2001 and $954,000 at December 31, 2000. Goodwill amortization expense was $75,000 during the third quarter of 2001 and the third quarter of 2000. Goodwill amortization expense was $224,000 during the nine months ended September 30, 2001 and the nine months ended September 30, 2000. The Company is currently assessing the effect of the new standards related to the impairment testing of goodwill.

      In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 establishes standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Genomic Solutions has not yet assessed the impact of this standard on its financial statements, but does not expect the impact to be material.

      In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 supercedes SFAS 121, although it retains the fundamental principles of how to measure the impairment of assets held for use and assets to be disposed of by sale. It requires that long-lived assets to be disposed of other than by sale be considered held and used until disposed of. It also provides new guidance for using a probability-weighted approach for measuring future cash flows when there are alternative courses of action. This statement is effective for financial statements issued for years beginning after December 15, 2001. Genomic Solutions has not yet assessed the impact of this standard on its financial statements, but does not expect the impact to be material.

2. Inventories

      Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs. Inventories consisted of the following (in thousands):

	September 30,	December 31,
	2001	2000

	(Unaudited)
Raw materials	$3,120	$2,673
Work-in-process	1,486	764
Finished goods	2,901	2,297

	$7,507	$5,734

3. Repurchase of Stock from PerkinElmer, Inc.

      In April 2001, we repurchased 873,016 shares of our common stock owned by PerkinElmer, or about 69% of the total shares of our stock held by PerkinElmer, at PerkinElmer’s original purchase price. As a result of the sale by PerkinElmer of more than half of its holdings of Genomic Solutions stock, PerkinElmer’s right to cause us to redeem our callable common stock terminated and each outstanding share of our callable common stock automatically converted into one share of our common stock. Net loss per share available to common stockholders for the nine months ended September 30, 2001 includes the $0.11 per

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

share effect of the fair value of the repurchase of our stock held by PerkinElmer, in excess of the fair value of our stock held by PerkinElmer.

4. Investments

      On May 31, 2001, the Company purchased 463,500 shares of Series A Convertible Preferred Stock of Photonic Sensor Systems, Inc. for an aggregate purchase price of $500,000. Concurrently with the preferred stock purchase agreement, the companies also entered into a research and development agreement, cancelable at the Company’s option, whereby the Company will purchase, in aggregate, up to 19.9% of Photonic Sensor Systems, Inc. provided certain development milestones are met.

5. Restructuring and Inventory Impairment Charges

      On September 7, 2001, the Company announced restructuring initiatives designed to lower its cost structure and achieve profitability in 2002. The restructuring plan includes closing certain facilities, divesting its proteomic contract research services business, reducing its employee headcount by approximately 25% and discontinuing certain products. As a result of this restructuring plan, the Company recorded restructuring and inventory impairment charges of approximately $2.4 million and $1.2 million, respectively, during the third quarter ended September 30, 2001.

      The restructuring charge of $2.4 million consists of $261,000 for the impairment of goodwill; $376,000 for the impairment of certain long-lived assets, $917,000 for the loss on disposal and sale of certain fixed assets, $280,000 for employee termination benefits for 39 employees, and $552,000 for exit costs associated with closing certain facilities. In connection with the restructuring initiatives, the Company estimated the discounted future cash flows related to goodwill and certain fixed assets and reduced these assets to their estimated fair value. As of September 30, 2001, the Company has terminated 27 employees and paid out $134,000 in termination benefits. There have been no lease cancellation costs paid out to date. The Company expects to complete all restructuring activities by January 31, 2002. At September 30, 2001, the remaining balance of the restructuring reserve totaled $739,000 and is included in accrued liabilities in the Company’s condensed consolidated balance sheet.

      The inventory impairment charge of $1.2 million relates to the write-down of inventories related to discontinuing the manufacture of certain products. This charge is included as a separate component of cost of revenue in the Company’s condensed consolidated statements of operations.

      The following table summarizes the restructuring charges (in thousands):

		Utilized
	Original			Accrual at
	Provision	Cash	Noncash	September 30, 2001

Impairment of long-lived assets	$0.7	$—	$0.7	$—
Loss on disposal and sale of assets	0.9	—	0.9	—
Employee termination benefits	0.3	0.1	—	0.2
Lease cancellation costs	0.5	—	—	0.5

Total	$2.4	$0.1	$1.6	$0.7

6. Segment Information

      Under the provisions of SFAS No. 131, we operate in one segment: the development, manufacture and marketing of integrated, high throughput genomic and proteomic systems and services for analyzing and quantifying biomolecules. Our two product lines, genomic and proteomic systems and services, have similar economic characteristics and attributes, including similar marketing and distribution patterns, similar production processes and similar, if not the same, customers. As a result, we aggregate our product lines into a

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

single segment of genomic and proteomic systems and services. We operate primarily in three geographic regions: the United States, United Kingdom and Japan.

      We sell products to customers on a worldwide basis. Sales and marketing operations outside the United States are conducted principally through our foreign subsidiary in Japan and our international distribution partner, PerkinElmer, Inc. Intercompany sales and transfers between geographic areas are accounted for at prices, which are designed to be, representative of third party transactions. Revenue is attributed to each geographic region based on the location of the entity from which the sale is consummated.

      The following table summarizes selected financial information of our operations by geographic location (in thousands):

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,

	2001	2000	2001	2000

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
United States	$3,916	$3,086	$10,476	$7,647
Europe	2,332	2,877	7,987	8,684
Japan	375	1,436	2,527	3,549
Less — Intercompany revenue	(2,994)	(2,361)	(8,519)	(6,347)

Total revenue	$3,629	$5,038	$12,471	$13,533

	September 30,	December 31,
	2001	2000

	(Unaudited)
Long-lived assets:
United States	$16,925	$17,334
Europe	939	916
Japan	163	168
Goodwill	465	954
Less — Eliminations	(8,943)	(8,943)

Total long-lived assets	$9,549	$10,429

7. Long-Term Debt

      In September 2001, the Company repaid the remaining balances due of approximately $1.4 million under its lease line-of-credit agreements with a leasing company.

8. Acquisition of Cartesian Technologies

      On September 7, 2001, the Company entered into an agreement to acquire Cartesian Technologies Inc. (“Cartesian”) for approximately $17.7 million, consisting of 6,800,679 shares of common stock (with a fair value of approximately $13.5 million, net of issuance expenses), 449,321 vested options to purchase shares of the Company’s common stock, and $2.5 million in cash. The acquisition is expected to close in the fourth quarter after obtaining shareholder approvals and completing other customary closing conditions.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of

     Genomic Solutions Inc.:

      We have audited the accompanying consolidated balance sheets of GENOMIC SOLUTIONS INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genomic Solutions Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Detroit, Michigan,

February 15, 2001

GENOMIC SOLUTIONS INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2000	1999

	(in Thousands, Except Per
	Share Data)
Assets
Current Assets:
Cash and cash equivalents	$40,159	$1,328
Accounts receivable, net	7,788	3,812
Inventories	5,734	3,645
Prepaid expenses and other	1,114	285

Total current assets	54,795	9,070
Property and equipment, net	4,735	3,105
Goodwill, net	954	1,253
License fees, net	4,524	—
Other assets	216	430

Total assets	$65,224	$13,858

Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities:
Lines of credit	$—	$1,800
Current portion of long-term debt	754	712
Accounts payable	3,711	2,248
Accrued liabilities	6,067	2,087
Deferred revenue	293	173

Total current liabilities	10,825	7,020

Long-Term Liabilities:
Subordinated debt	—	7,526
Long-term debt, less current portion	1,202	1,152
Other long-term liabilities	1,208	100

Total long-term liabilities	2,410	8,778

Common Stock Warrants	—	7,441
Commitments and Contingencies (see Note 16)
Stockholders’ Equity (Deficit):
Convertible preferred stock, $0.001 par value; 15,000 and 10,000 shares authorized at December 31, 2000 and 1999, respectively; zero and 6,901 shares issued and outstanding at December 31, 2000 and 1999, respectively; aggregate liquidation preference of approximately $18,038 at December 31, 1999	—	7
Callable common stock, $.001 par value; 40,000 shares authorized; 23,758 and 3,055 shares issued and outstanding at December 31, 2000 and 1999, respectively	24	3
Common stock, $.001 par value; 40,000 shares authorized; 1,270 and zero shares issued and outstanding at December 31, 2000 and 1999, respectively	1	—
Additional paid-in capital	94,317	16,832
Notes receivable	(129)	(53)
Deferred compensation related to stock options	(98)	(124)
Retained deficit	(41,955)	(26,110)
Accumulated other comprehensive income (loss)	(171)	64

Total stockholders’ equity (deficit)	51,989	(9,381)

Total liabilities and stockholders’ equity (deficit)	$65,224	$13,858

The accompanying notes are an integral part of these consolidated statements.

GENOMIC SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,

	2000	1999	1998

	(in Thousands, Except Per Share
	Data)
Revenue:
Product revenue	$18,215	$11,282	$4,931
Service revenue	862	810	576

Total revenue	19,077	12,092	5,507

Cost of Revenue:
Cost of product revenue	8,972	6,570	2,971
Cost of service revenue	402	420	295

Total cost of revenue	9,374	6,990	3,266

Gross profit	9,703	5,102	2,241

Operating Expenses:
Selling, general and administrative	11,919	8,652	6,372
Research and development	5,596	4,830	3,354
Restructuring and other unusual charges	600	438	340

Total operating expenses	18,115	13,920	10,066

Loss from operations	(8,412)	(8,818)	(7,825)

Other Income (Expense):
Interest expense	(2,599)	(2,476)	(122)
Interest income	2,657	111	236
Gain on sale of investment	282	—	—
Gain on sale of assets	382	—	—
Other expense, net	(164)	41	(75)

Total other income (expense)	558	(2,324)	39

Loss before taxes and extraordinary items	(7,854)	(11,142)	(7,786)
Benefit for Income Taxes	—	—	—

Loss before extraordinary items	(7,854)	(11,142)	(7,786)
Extraordinary Loss, net of $0 tax expense	(1,050)	—	—

Net Loss	(8,904)	(11,142)	(7,786)
Non-cash common stock warrant benefit (charge)	1,059	(3,861)	—
Deemed dividend upon issuance of Series P preferred stock	(8,000)	—	—

Net loss attributable to common stockholders	$(15,845)	$(15,003)	$(7,786)

Net Loss Per Share, Basic and Diluted:
Loss per share before extraordinary items	$(0.45)	$(3.75)	$(2.71)
Loss per share from extraordinary Items	(0.06)	—	—

Net loss per share	(0.51)	(3.75)	(2.71)
Income (loss) per share from non-cash common stock warrant benefit (charge)	0.06	(1.30)	—
Loss per share from deemed dividend	(0.45)	—	—

Loss per share attributable to common stockholders	$(0.90)	$(5.04)	$(2.71)

Weighted average common shares	17,526	2,974	2,876

The accompanying notes are an integral part of these consolidated statements.

GENOMIC SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

									Deferred
	Convertible		Callable						Compensation		Accumulated
	Preferred Stock		Common Stock		Common Stock		Additional		Related to		Other
							Paid-In	Notes	Stock	Retained	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Options	Deficit	Income

	(in Thousands)
Balance — December 31, 1997	5,430	5	2,125	2	—	—	9,226	—	—	(3,321)	—
Series C preferred stock issued for cash	371	1	—	—	—	—	649	—	—	—	—
Series D preferred stock issued for cash	1,100	1	—	—	—	—	6,582	—	—	—	—
Callable common stock issued in exchange for software license	—	—	40	—	—	—	15	—	—	—	—
Callable common stock issued in exchange for services	—	—	1	—	—	—	1	—	—	—	—
Callable common stock issued upon exercise of stock options	—	—	753	1	—	—	51	(47)	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(7,786)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	105

Comprehensive loss
Balance — December 31, 1998	6,901	7	2,919	3	—	—	16,524	(47)	—	(11,107)	105
Callable common stock issued in exchange for services	—	—	1	—	—	—	1	—	—	—	—
Interest income on notes receivable	—	—	—	—	—	—	—	(6)	—	—	—
Callable common stock issued upon exercise of stock options	—	—	87	—	—	—	9	—	—	—	—
Callable common stock issued as payment for interest on subordinated debt	—	—	48	—	—	—	238	—	—	—	—
Deferred compensation on stock options granted	—	—	—	—	—	—	129	—	(129)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	5	—	—
Prepaid stock issuance expenses	—	—	—	—		—	(69)	—	—	—	—
Accretion of redemption price of common stock warrants	—	—	—	—	—	—	—	—	—	(3,861)	—
Net loss	—	—	—	—	—	—	—	—	—	(11,142)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(41)

Comprehensive loss

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Comprehensive
	Total	Loss

	(in Thousands)
Balance — December 31, 1997	5,912
Series C preferred stock issued for cash	650
Series D preferred stock issued for cash	6,583
Callable common stock issued in exchange for software license	15
Callable common stock issued in exchange for services	1
Callable common stock issued upon exercise of stock options	5
Net loss	(7,786)	$(7,786)
Foreign currency translation adjustment	105	105

Comprehensive loss		$(7,681)

Balance — December 31, 1998	5,485
Callable common stock issued in exchange for services	1
Interest income on notes receivable	(6)
Callable common stock issued upon exercise of stock options	9
Callable common stock issued as payment for interest on subordinated debt	238
Deferred compensation on stock options granted	—
Amortization of deferred compensation	5
Prepaid stock issuance expenses	(69)
Accretion of redemption price of common stock warrants	(3,861)
Net loss	(11,142)	$(11,142)
Foreign currency translation adjustment	(41)	(41)

Comprehensive loss		$(11,183)

GENOMIC SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

									Deferred
	Convertible		Callable						Compensation		Accumulated
	Preferred Stock		Common Stock		Common Stock		Additional		Related to		Other
							Paid-In	Notes	Stock	Retained	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Options	Deficit	Income

	(in Thousands)
Balance — December 31, 1999	6,901	7	3,055	3		—	16,832	(53)	(124)	(26,110)	64
Series P preferred stock issued for cash	1,270	1	—	—	—	—	7,441	—	—	—	—
Deemed dividend related to beneficial conversion feature on Series P preferred stock	—	—	—	—	—	—	8,000	—	—	(8,000)	—
Interest income on notes receivable	—	—	—	—	—	—	—	(7)	—	—	—
Callable common stock issued in employee stock purchase plan	—	—	5	—	—	—	32	—	—	—	—
Callable common stock issued upon exercise of stock options	—	—	907	1	—	—	302	(69)	—	—	—
Callable common stock issued as payment for interest on subordinated debt	—	—	43	—	—	—	208	—	—	—	—
Callable common stock issued in initial public offering	—	—	7,660	8	—	—	55,125	—	—	—	—
Automatic conversion of preferred stock and warrants into callable common stock	(6,901)	(7)	12,088	12	—	—	6,377	—	—	—	—
Automatic conversion of series P preferred stock into callable common stock	(1,270)	(1)	—	—	1,270	1	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	26	—	—
Decretion of redemption price of common stock warrants	—	—	—	—	—	—	—	—	—	1,059	—
Net loss	—	—	—	—	—	—	—	—	—	(8,904)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(235)

Comprehensive loss
Balance — December 31, 2000	—	—	23,758	24	1,270	1	94,317	(129)	(98)	(41,955)	(171)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Comprehensive
	Total	Loss

	(in Thousands)
Balance — December 31, 1999	(9,381)
Series P preferred stock issued for cash	7,442
Deemed dividend related to beneficial conversion feature on Series P preferred stock	—
Interest income on notes receivable	(7)
Callable common stock issued in employee stock purchase plan	32
Callable common stock issued upon exercise of stock options	234
Callable common stock issued as payment for interest on subordinated debt	208
Callable common stock issued in initial public offering	55,133
Automatic conversion of preferred stock and warrants into callable common stock	6,382
Automatic conversion of series P preferred stock into callable common stock	—
Amortization of deferred compensation	26
Decretion of redemption price of common stock warrants	1,059
Net loss	(8,904)	$(8,904)
Foreign currency translation adjustment	(235)	(235)

Comprehensive loss		$(9,139)

Balance — December 31, 2000	51,989

The accompanying notes are an integral part of these consolidated statements.

GENOMIC SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2000	1999	1998

	(in Thousands)
Cash Flows from Operating Activities:
Net loss	$(8,904)	$(11,142)	$(7,786)
Adjustments to reconcile net loss to net cash used in operating activities —
Depreciation and amortization	1,325	1,234	748
Amortization of discount on subordinated debt	965	1,606	—
Restructuring and other unusual charges	600	438	340
Callable common stock issued in lieu of interest	208	238	—
Amortization of deferred compensation	26	5	—
Extraordinary loss	1,050	—	—
Gain on sale of investment	(282)	—	—
Gain on sale of assets	(382)	—	—
Other	51	(2)	1
Increase (decrease) in cash resulting from changes in assets and liabilities, net of acquisitions —
Accounts receivable	(4,157)	(2,376)	(37)
Inventories	(2,409)	(787)	(1,416)
Prepaid expenses and other	(817)	371	(534)
Accounts payable	1,565	309	1,470
Accrued liabilities	(81)	524	25
Deferred revenue	106	58	(85)

Net cash used in operating activities	(11,136)	(9,524)	(7,274)

Cash Flows from Investing Activities:
Purchase of property and equipment	(1,669)	(1,449)	(1,331)
Increase in other assets	(103)	(340)	(43)
Acquisitions of assets and stock of various companies	—	—	(2,607)
Other investing activities	—	—	(73)
Proceeds from sale of investment	575	—	—
Proceeds from sale of property and equipment	168	—	—

Net cash used in investing activities	(1,029)	(1,789)	(4,054)

Cash Flows from Financing Activities:
Proceeds from issuance of subordinated debt and common stock warrants	—	9,500	—
Repayment of subordinated debt	(9,500)	—	—
Borrowings under sale-leaseback transactions	113	1,140	524
Proceeds from issuance of callable common stock	55,399	8	5
Net borrowings (repayments) under lines of credit	(1,768)	(170)	1,482
Repayment of long-term debt	(758)	(538)	(144)
Proceeds from issuance of preferred stock	7,442	—	7,233
Other financing activities	(7)	(75)	—

Net cash provided by financing activities	50,921	9,865	9,100

Effect of Exchange Rate Changes on Cash	75	(104)	19

Net Increase (Decrease) in Cash	38,831	(1,552)	(2,209)
Cash — Beginning of Year	1,328	2,880	5,089

Cash — End of Year	$40,159	$1,328	$2,880

Supplemental Disclosure of Cash Flow Activity:
Cash paid for interest	$1,419	$631	$111
Cash paid for income taxes	$—	$—	$—

Supplemental Disclosure of Non-Cash Activity:
Equipment purchased under capital lease obligations (see Note 16)	$959	$1,561	$642

Capitalized license fees not yet paid	$4,525	$—	$—

The accompanying notes are an integral part of these consolidated statements.

GENOMIC SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

      Genomic Solutions Inc. (“Genomic Solutions”) and its subsidiaries (collectively referred to as the “Company”) design, develop, manufacture, market and sell integrated, high throughput genomic and proteomic instrumentation, software, consumables and services, which can be sold as integrated systems or as separate components. The Company’s DNA microarray and proteomic products and systems are used by its customers to produce DNA microarrays, maintain DNA libraries, quantify gene expression levels, and isolate, identify and characterize proteins. The Company’s customers are typically pharmaceutical and biotechnology companies, universities, and government funded research institutions. In addition to selling products to customers, the Company also uses its instrument, software, consumables, and applications expertise to provide contract DNA microarray and proteomic experimental services to researchers on a fee-for-service basis.

      As of December 31, 2000, the Company has operations in the United States, Japan and the United Kingdom. Genomic Solutions KK, a wholly-owned subsidiary of Genomic Solutions located in Tokyo, Japan, provides sales and technical support functions for the Japanese market. Genomic Solutions Ltd., a wholly-owned subsidiary of Genomic Solutions located in Huntingdon, England provides robot and fluid handling systems development and manufacturing as well as marketing, sales and support for the United Kingdom market.

      As a result of the Company’s efforts in recent years to build its infrastructure and internal staffing, develop its systems and expand into new markets, the Company has experienced significant operating losses. The Company expects to continue to focus on increasing its customer base, expending substantial resources on sales and marketing and administration, and developing new product and service offerings. Accordingly, these expenditures are expected to continue to increase, all of which will have a negative impact on short-term operating results.

      On May 10, 2000, the Company completed its initial public offering, raising net proceeds, after deducting underwriting discounts and commissions and other offering expenses, of approximately $55.1 Million including the underwriters’ over-allotment option. All of the Company’s preferred stock was automatically converted to callable common stock or common stock (see Note 11) and all of the warrants issued in connection with the subordinated note agreements in April and October 1999 were either exercised or cancelled upon the completion of the initial public offering (see Note 9). There can be no assurance that growth in the Company’s revenues or customer base will continue, or that the Company will be able to achieve or sustain profitability or positive cash flow. The failure of the Company to achieve or sustain profitability or positive cash flow may result in the Company reducing the scope of its operations or anticipated expansion, which could adversely affect the Company’s business and results of operations.

2. Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the accounts of Genomic Solutions and its subsidiaries, Genomic Solutions KK and Genomic Solutions Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue

      Product revenue is derived from the sales of genomic and proteomic instrumentation, consumables and services. Revenue from instrumentation and consumable product sales, including revenues generated through distributors, is recognized when a customer contract is fully executed and the product is shipped. Title to the instruments pass to the customer and acceptance occurs upon shipment. There are no significant installation efforts required. Service revenue includes revenue from contract research services and service maintenance agreements. Revenue from contract research services is recognized as the services are performed on a time

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and materials basis. Revenue from service maintenance agreements is recognized on a straight-line basis over the period in which the services are provided.

Research and Development Expenses

      Research and development expenses include all employee payroll and related costs attributable to research and development activities.

Foreign Currency Translation

      The financial statements of Genomic Solutions’ foreign subsidiaries are translated using exchange rates in effect at period end for assets and liabilities and at average rates during the period for results of operations. The resulting foreign currency translation adjustments are reflected as a separate component of stockholders’ equity. Foreign currency transaction gain (loss) resulting from product and service sales in foreign denominated currencies totaled approximately $(82,000), $113,000 and $(11,000) in 2000, 1999 and 1998, respectively, and are included in other expense in the accompanying consolidated statements of operations.

Management Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with a maturity of ninety days or less to be cash equivalents.

Accounts Receivable

      At December 31, 2000 and 1999, accounts receivable are stated net of an allowance for uncollectible accounts of approximately $226,000 and $135,000, respectively.

Inventories

      Inventories consist primarily of purchased parts and components and are stated at the lower of cost, as determined on a first-in, first-out basis, or market.

Property and Equipment

      Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets, which generally range from three to five years.

Goodwill

      Goodwill is being amortized on a straight-line basis over periods ranging from five to ten years. At December 31, 2000 and 1999, accumulated amortization totaled $809,000 and $1.1 Million, respectively. Amortization expense totaled approximately $298,000, $385,000 and $453,000 in 2000, 1999 and 1998, respectively, exclusive of the write-downs discussed below.

      At each balance sheet date, the Company evaluates the carrying value of goodwill and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If evidence of a possible impairment exists as a result of this evaluation, the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimates the undiscounted future cash flows from the use of the asset and its eventual disposition and then compares this amount to the carrying value of the asset. In September 1999, the Company determined that the goodwill that originated from the acquisition of certain assets from Insight BioMedical Imaging, Inc. (see Note 17) was impaired due to the Company’s strategic decision to no longer market, sell and provide technical support for the products acquired from Insight BioMedical Imaging. As a result, the Company estimated the present value of expected future cash flows related to this goodwill and recorded an adjustment of approximately $438,000 to reduce these assets to their estimated fair value. This write-down in 1999 is included in restructuring and other unusual charges in the accompanying consolidated statements of operations.

License Fees

      From time to time, the Company enters into license agreements with third parties whereby the Company obtains the right to use certain technologies for certain periods of time. Under agreements entered into during 2000, the Company is required to pay an initial, non-refundable fee of $4,525,000 and then pay royalties on certain product sales during the term of the agreement (see Note 16). The agreements has an initial term of five years and the Company has the option and intention to extend the agreement for an additional five years. The initial, non-refundable fee has been capitalized and is being amortized over the effective term of the agreement of ten years. At December 31, 2000, no amortized expense has been recognized. The initial, non-refundable fees are accrued in the accompanying consolidated balance sheets within current and long-term liabilities and will be fully paid by January 2002.

Capitalized Software Development Costs

      The Company incurs software development costs for software to be imbedded in the Company’s instrumentation products. The Company accounts for these software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86. Under SFAS No. 86, capitalization of software development costs begins upon the establishment of technological feasibility of the software component (defined as a working program model) and completing research and development activities for the instrumentation component of the product. In 2000, 1999 and 1998, amounts that would have been capitalized under this statement were immaterial, and therefore no software development costs have been capitalized. The Company does not expect to capitalize any software development costs in future periods.

Accrued Warranty

      The Company provides a one-year warranty on the majority of its instrumentation sales. The warranty primarily consists of two preventative maintenance visits by the Company. The Company has recorded a liability for estimated warranty costs to be incurred on sales made prior to the end of each period, which is included in accrued liabilities in the accompanying consolidated balance sheets.

Stock-Based Compensation

      The Company accounts for stock-based compensation to employees using the intrinsic value method prescribed under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s callable common stock at the date of the option grant over the amount the employee must pay to acquire the stock. In 1999, the Company recognized deferred compensation related to stock option grants (see Note 13). As supplemental information, the Company has provided pro forma disclosure of stock option activity in Note 13, in accordance with the requirements of SFAS No. 123, “Accounting for Stock-Based Compensation.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company accounts for stock-based compensation to non-employees under SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18. Stock-based compensation related to options issued to non-employees is not material for any period presented.

Net Loss Per Share

      Basic and diluted net loss per share is computed in accordance with SFAS No. 128, “Earnings Per Share,” by dividing the net loss allocable to common stockholders by the weighted average number of shares of common stock outstanding. For the years 2000, 1999 and 1998, the effect of convertible preferred stock, stock options and warrants outstanding for the purchase of shares of common stock have not been used in the calculation of diluted net loss per share because to do so would be anti-dilutive. As such, the numerator and the denominator used in computing both basic and diluted net loss per share allocable to common stockholders for each period are equal. The total number of shares excluded from the calculations of diluted net loss per share, prior to application of the treasury stock method, was 1,840,617, 4,776,371 and 2,063,936 in 2000, 1999 and 1998, respectively.

      The calculation of basic and diluted net loss per share is as follows (in thousands, except per share data):

	Years ended December 31,

	2000	1999	1998

Net loss attributable to common stockholders	$(15,845)	$(15,003)	$(7,786)

Basic and diluted — weighted average common shares outstanding	17,526	2,974	2,876

Net loss per share attributable to common stockholders	$(0.90)	$(5.04)	$(2.71)

Fair Value of Financial Instruments

      The carrying values of the Company’s accounts receivable and accounts payable approximate fair value due to the short maturities of these instruments. Management’s estimate of the fair value of notes payable, subordinated debt and the note receivable is determined by reference to various market data for comparable financial instruments, requires considerable judgment by management, and are not necessarily indicative of the amounts that could be realized in a current market exchange. The fair value of these financial instruments approximate their recorded values for all periods presented. It is not practicable to estimate the fair value of the Company’s capital lease obligations.

Comprehensive Loss

      Comprehensive loss is the total of net loss and all other non-owner changes in equity. The difference between net loss, as reported in the accompanying consolidated statements of operations, and comprehensive loss is the foreign currency translation adjustment for the respective periods. Accumulated other comprehensive loss consists solely of the cumulative translation adjustment as presented in the accompanying consolidated balance sheets.

New Accounting Pronouncements Not Yet Adopted

      Various accounting pronouncements have been issued but which are not effective including, but not limited to, Statement of Financial Accounting Standards Nos. 133 and 138, “Accounting for Derivative Instruments and Hedging Activities,” which is effective for fiscal years beginning after June 15, 2000. Management expects that adoption of these pronouncements will have little, if any, impact on its consolidated financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3. Inventories

      Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs. Inventories consisted of the following (in thousands):

	At December 31,

	2000	1999

Raw materials	$2,673	$1,196
Work-in-process	764	906
Finished goods	2,297	1,543

	$5,734	$3,645

4. Property and Equipment

      Property and equipment consisted of the following (in thousands):

	At December 31,

	2000	1999

Furniture and office equipment	$5,761	$3,578
Computer equipment	1,150	998

	6,911	4,576
Less — Accumulated depreciation	2,176	1,471

	$4,735	$3,105

      Property and equipment held under capital lease obligations totaled approximately $2.8 million and $2.2 million at December 31, 2000 and 1999, respectively. The related accumulated depreciation totaled approximately $1.0 million and $479,000 at December 31, 2000 and 1999, respectively.

5. Investments

      In January 2000, Genomic Solutions Ltd. sold its investment in HD Technologies for approximately $575,000 in cash, which resulted in a gain of approximately $282,000. In September 2000, the Company sold all of its product and intellectual property rights to the mass spectrometer developed by the Company in collaboration with HD Technologies for approximately $648,000, consisting of $150,000 in cash and equipment valued at approximately $498,000, which resulted in a gain of approximately $382,000.

      In 1998, Genomic Solutions Ltd. purchased a 30% interest in HD Technologies Limited, a UK company, for approximately $150,000. We accounted for this investment under the equity method of accounting. The carrying amount of this investment was approximately $173,000 at December 31, 1999, and is included in other assets in the accompanying consolidated balance sheets. Equity income from this investment was $16,000 in 1999, and is included in other income in the accompanying consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6. Accrued Liabilities

      Accrued liabilities consisted of the following (in thousands):

	At December 31,

	2000	1999

License fees	$3,400	$—
Compensation and related taxes	811	482
Deferred gain on sale-leaseback transactions	398	404
Other	1,458	1,201

	$6,067	$2,087

7. Lines of Credit

      At December 31, 2000, the Company has a $32.0 million line-of-credit agreement (the “Primary Line of Credit”) with a bank, which provides for borrowings through July 2001. At December 31, 2000 and 1999, outstanding borrowings under this agreement totaled $0 and $1.8 million, respectively. Outstanding borrowings bear interest at the bank’s prime interest rate (weighted-average rate of 9.5% and 8.125% in 2000 and 1999, respectively) and are payable on demand. The agreement contains various covenants which, among other requirements, establish minimum levels of working capital and tangible net worth that must be maintained by the Company.

      The Company has line-of-credit agreements with a leasing company under which the Company may draw up to $3.0 million. At December 31, 2000 and 1999, aggregate draws under these agreements totaled approximately $3.0 million and $2.0 million, respectively. Outstanding borrowings (reflected as capital lease obligations) bear interest at rates ranging from 6.2% to 9.4% and are payable at various dates through 2004 (see Note 16).

      At December 31, 2000 and 1999, Genomic Solutions Ltd. had line-of-credit agreements with a bank whereby Genomic Solutions Ltd. may borrow up to approximately $112,000 and $324,000, respectively. Outstanding borrowings bear interest at 10% and are collateralized by a letter of credit issued by the Company and eligible accounts receivable, as defined. At December 31, 2000 and 1999, no amounts were outstanding under these agreements. The current agreement expires June 2001.

8. Long-Term Debt

      Long-term debt consists of the following (in thousands):

	At December 31,

	2000	1999

Subordinated notes payable, net of unamortized discount of $1,974 at December 31, 1999 (see Note 9)	$—	$7,526
Capital lease obligations, due in varying amounts with interest rates ranging from 6.2% to 16.1%, through August 2004 (see Note 16)	1,952	1,732
Notes payable by Genomic Solutions Ltd., payable in monthly installments of approximately $6,900 and $4,600, plus interest at 10%, through November 2000 and January 2001, respectively	4	132

	1,956	9,390
Less — Current portion	754	712

	$1,202	$8,678

      See Note 16 for future scheduled maturities of capital lease obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9. Subordinated Debt and Common Stock Warrants

      In April 1999 and October 1999, the Company received $6.0 million and $3.5 million, respectively, from the issuance of subordinated notes with detachable warrants to purchase 1,400,000 and 1,225,000 shares of callable common stock at $0.01 per share, respectively (“Sub Note 1” and “Sub Note 2”, respectively). Accordingly, the proceeds were allocated to the debt and warrants based on their relative fair values. The fair value of the warrants was estimated using the Black-Scholes valuation model using the following assumptions for Sub Note 1 and Sub Note 2, respectively: estimated volatility of 0.53 and 0.58, risk-free interest rate of 5.04% and 5.87%, no dividend yield and an expected life of the warrants of five years. The resulting initial aggregate fair value of the warrants of $3.6 million is classified as common stock warrants in the accompanying December 31, 1999 consolidated balance sheets.

      The remainder of the proceeds of $5.9 million was recorded as the initial carrying value of the subordinated notes. Prior to an amendment to the subordinated notes (see below), the resulting discount on the subordinated notes was being amortized using the effective interest method through April 2000 for Sub Note 1 and Sub Note 2. The amortization period of the discount was shorter than the contractual life of the subordinated notes as the notes automatically matured upon the closing of an initial public offering (originally expected to be April 2000) and were expected to be repaid with a portion of the offering proceeds. However, on March 24, 2000 and April 28, 2000, the Company and the subordinated debt holders amended the note agreements to change the acceleration of the maturity date from the closing date of an initial public offering to one year from the closing date of an initial public offering (see below). Aggregate amortization expense related to the discount was $1.3 million and $1.6 million in 2000 and 1999 respectively, and is included in interest expense in the accompanying consolidated statements of operations. Both subordinated notes bore interest at a stated rate of 12%. The effective interest rate was 53.0% and 154.1% for Sub Note 1 and Sub Note 2, respectively, calculated based on an expected maturity date of April 2000.

      The Company accounted for the amendment to the subordinated notes as an extinguishment of debt and recorded an extraordinary loss of approximately $1.1 million for 2000. The extraordinary loss represents the difference between the carrying value of the original subordinated notes less the related unamortized debt issuance costs at March 24, 2000, aggregating to approximately $8.7 million, and the estimated fair value of the new subordinated notes of approximately $9.8 million. Management’s estimate of the fair value of the new subordinated notes was based on an effective interest rate of 8.75%. Management determined this rate by reference to market data for comparable financial instruments available to the Company at March 24, 2000. The resulting premium on the amended subordinated notes was being amortized using the effective interest method through April 2001. The amortization period of the premium was shorter than the contractual life of the amended subordinated notes as the notes automatically matured one year from the closing date of an initial public offering. Since the subordinated notes were fully repaid in 2000, the premium of $313,000 has been fully amortized and is netted against interest expense in the accompanying consolidated statements of operations. Interest was payable quarterly and was payable 7/12ths in cash and 5/12ths in shares of callable common stock based on a conversion factor of $5.00 per share for Sub Note 1 and $4.50 per share for Sub Note 2.

      The common stock warrants were exercisable at any time, expired ten years from the date of grant and were to be automatically exercised upon the completion of a qualifying liquidity event. However, 1,512,000 warrants were subject to cancellation upon the completion of a qualifying liquidity event prior to April 24, 2000, 1,071,500 warrants were subject to cancellation upon the completion of a qualifying liquidity event prior to April 24, 2001, 636,000 warrants were subject to cancellation upon the completion of a qualifying liquidity event prior to April 24, 2002, and 285,500 warrants were subject to cancellation upon the completion of a qualifying liquidity event prior to April 24, 2003. A qualifying liquidity event is defined as an initial public offering, as defined, or a merger or sale of the Company in which the stockholders receive cash or freely marketable securities. The warrants were redeemable by the holders after April 23, 2004 at either fair market value, as determined between the holder and the Company or by appraisal, or seven times EBITDA, as defined. The difference between the estimated redemption price and the initial carrying value of the warrants

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was being accreted to retained deficit on a straight-line basis through April 2004. In 1999, the Company recorded accretion of $3.9 million, based on the anticipated offering price at December 31, 1999 of its common stock in connection with its initial public offering. In 2000, the Company recorded decretion of approximately $1.1 million as a result of the decline in the actual offering price at May 5, 2000 of the Company’s common stock in its initial public offering.

      On June 9, 2000, the Company repaid in their entirety the $6.0 million of subordinated notes issued in April 1999 and the $3.5 million of subordinated notes issued in October 1999.

10. Income Taxes

      The components of the provision (benefit) for income taxes are as follows (in thousands):

	Years ended December 31,

	2000	1999	1998

Continuing operations:
Currently payable	$—	$—	$—
Deferred tax benefit	(2,447)	(3,682)	(2,432)
Increase in valuation allowance	2,447	3,682	2,432

	$—	$—	$—

Extraordinary item:
Currently payable	$—	$—	$—
Deferred tax benefit	(357)	—	—
Increase in valuation allowance	357	—	—

	$—	$—	$—

      The differences between the income tax provision calculated at the United States Federal statutory rate and the consolidated income tax provision (benefit) from operations are summarized as follows (in thousands):

	Years ended December 31,

	2000	1999	1998

Federal statutory provision (benefit)	$(2,670)	$(3,788)	$(2,647)
Other nondeductible items	90	79	77
Increase in valuation allowance	2,447	3,682	2,432
Write-off of acquired in-process research and development	—	—	115
Other	133	27	23

	$—	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of deferred income taxes consisted of the following (in thousands):

	At December 31,

	2000	1999

Net operating loss carryforwards	$9,314	$6,097
Subordinated debt	—	467
Goodwill	430	455
Accruals and reserves	148	78
Other	(39)	(48)

	9,853	7,049
Less — Valuation allowance	(9,853)	(7,049)

	$—	$—

      At December 31, 2000 and 1999 the Company has available pre-tax net operating loss carryforwards of approximately $27.4 and $17.9 million, respectively, which can be utilized to offset future taxable income. These net operating loss carryforwards expire between 2010 and 2020. Annual utilization of the net operating loss carryforwards are limited under Section 382 of the Internal Revenue Code due to ownership changes, as defined by Section 382, that occurred in 2000 and 1997. These and other deferred income tax assets are fully reserved by a valuation allowance due to historical operating losses.

11. Preferred Stock

      Preferred stock consists of the following:

	At December 31,		At December 31,
	2000		1999

		Issued and		Issued and
	Authorized	Outstanding	Authorized	Outstanding

Series B	—	—	2,000,000	1,680,880
Series C	—	—	4,070,339	4,070,339
Series D	—	—	1,100,000	1,100,000
Series M	—	—	50,000	50,000
Preferred stock	15,000,000	—	2,779,661	—

	15,000,000	—	10,000,000	6,901,219

      On January 26, 2000, the Company closed an investment agreement (the “Agreement”) with PerkinElmer, Inc. (“PerkinElmer”) for $8.0 million through the purchase of 1,269,841 shares of the Company’s Series P preferred stock at $6.30 per share. Additionally, the Agreement provides an option for PerkinElmer to acquire additional shares of the Company’s common stock thereby increasing its ownership interest to approximately 20% of the Company. As part of the agreement, PerkinElmer entered into purchase agreements with holders of more than 95% of the Company’s then outstanding capital stock, options and warrants, which gave PerkinElmer the option to purchase all of the Company’s equity securities held by these holders for a period of two years. Upon completion of the Company’s initial public offering, each outstanding share of capital stock, other than the shares held by PerkinElmer, were converted to callable common stock and each right to receive capital stock was converted to the right to receive callable common stock. Upon completion of the initial public offering, the purchase agreements entered into between the Company’s stockholders and PerkinElmer terminated and pursuant to the Company’s certificate of incorporation, as amended, PerkinElmer has the right to cause the Company to redeem its callable securities for a period of two years after October 23, 2000, at a price that is generally 120% of fair market value, as set forth in the Company’s certificate. PerkinElmer is required to fund the proceeds necessary to repurchase the shares through a capital contribution to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Since the Series P preferred stock was convertible into common stock at a rate less than fair value, there was a beneficial conversion feature associated with the Series P preferred stock. The Company recorded a charge of $8.0 million related to the beneficial conversion feature in the first quarter of fiscal 2000. The beneficial conversion feature was recorded through equal and offsetting amounts to additional paid-in capital and retained deficit as a deemed dividend and did not affect total stockholders’ equity nor the results of operations. However, the beneficial conversion charge increased the net loss attributable to common stockholders in the computation of net loss per share.

      The Board of Directors is authorized to issue up to 15,000,000 shares of preferred stock in one or more series. Under each issuance of a series of preferred stock, the Board of Directors is permitted to fix the designations, preferences, powers, and relative rights and restrictions thereof, including without limitation, the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference.

12. Callable Common Stock

      The Company has reserved for issuance that number of shares of its authorized but unissued callable common stock necessary to exercise all of its outstanding stock options.

13. Stock Option Plans

      The Company has three stock option plans: the 1994 Stock Option Plan (“the 1994 Plan”); the 1998 Employee Stock Option Plan (“the 1998 Plan”); and the 1998 Non-Employee Director and Consultant Stock Option Plan (the “Non-Employee Plan”). Options granted under these plans are either incentive stock options, which are granted at the fair market value of the callable common stock on the date of grant, or non-qualified stock options, which are generally granted at the fair market value of the callable common stock on the date of grant. Options are granted at the discretion of the Board of Directors upon recommendation by the Compensation Committee and expire ten years after the date of grant.

1994 Stock Option Plan

      The 1994 Plan provided for the grant of options to employees, consultants and directors. The maximum number of shares that may be granted under the 1994 Plan is 1,590,000. Options granted generally become exercisable at a rate of 33% per year over three years from the date of grant except that 540,000 options vested immediately upon issuance and 14,600 options vest over a five-year period.

1998 Employee Stock Option Plan

      In January 1998, the Company established the 1998 Plan to increase its ability to attract and retain key employees. The maximum number of shares that may be granted under the Plan is 2,000,000. Options granted prior to January 1, 2000 become exercisable at a rate of 20% per year over five years from the date of grant. Options granted in 2000 generally become exercisable monthly over three years from the date of grant except that 30,000 options vested immediately upon issuance and 150,000 options vest annually over a five-year period.

1998 Non-Employee Director and Consultant Stock Option Plan

      In January 1998, the Company established the Non-Employee Plan to increase its ability to retain directors and consultants. The maximum number of shares that may be granted under the Plan is 750,000. Options granted generally become exercisable one year from date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary of Stock Option Plans

      Stock option activity under the above plans is summarized below:

		Weighted
	Number of	Average
	Shares	Exercise Price

Outstanding at December 31, 1997	1,582,100	$0.07
Options granted	1,234,000	$1.08
Options cancelled	(123,834)	$1.02
Options exercised	(753,330)	$0.07

Outstanding at December 31, 1998	1,938,936	$0.70
Options granted	310,750	$2.00
Options cancelled	(136,485)	$1.15
Options exercised	(86,830)	$0.10

Outstanding at December 31, 1999	2,026,371	$0.89
Options granted	910,000	$10.55
Options cancelled	(188,185)	$2.22
Options exercised	(907,320)	$0.34
Outstanding at December 31, 2000	1,840,866	$5.81

Weighted average fair value of stock options granted 2000	$7.99

Weighted average fair value of stock options granted 1999	$1.41

Weighted average fair value of stock options granted 1998	$0.83

      Options outstanding and exercisable at December 31, 2000 are as follows:

		Weighted Average
Number of	Price	Contractual
Shares	Per Share	Remaining Life	Exercisable

80,367	$0.07	6.4 Years	80,367
316,300	$0.37	7.0 Years	177,200
545,450	$2.00	7.8 Years	294,200
336,000	$8.00	9.3 Years	122,361
270,000	$9.88	9.9 Years	7,451
122,138	$13.19	9.7 Years	10,298
170,611	$14.69	9.6 Years	19,047

1,840,866			710,924

Stock-Based Compensation

      Using the intrinsic value method under APB 25, no compensation expense has been recognized in the accompanying consolidated statements of operations for options granted to employees at fair value. In 1999, the Company granted 200,250 stock options with a deemed fair value in excess of the amount the employee must pay to acquire the stock. Accordingly, the Company recorded deferred compensation totaling approximately $129,000, which is included, as an offset to stockholders’ equity in the accompanying consolidated balance sheets. The deferred compensation is being amortized on a straight-line basis over the vesting period of the options, which is generally five years. The Company recorded amortization expense on deferred compensation totaling approximately $26,000 and $5,000 in 2000 and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Had compensation expense been determined based on the fair value at the date of grant consistent with SFAS No. 123, the reported net loss and loss per share attributable to common stockholders from operations would have been increased to the following pro forma amounts, which may not be representative of that to be expected in future years (in thousands, except per share data):

		Years ended December 31,

		2000	1999	1998

Net loss —	As Reported	$(15,845)	$(15,003)	$(7,786)
	Pro Forma	$(17,121)	$(15,103)	$(7,863)
Loss per share —	As Reported	$(0.90)	$(5.04)	$(2.71)
	Pro Forma	$(0.98)	$(5.08)	$(2.73)

      The fair value of these options was estimated at the date of grant using the Black-Scholes option valuation method in 2000 with the following assumptions: weighted average risk free interest rate of 6.13%, dividend yield of 0%, expected life of options of 4 years, and a volatility factor of 100%. The fair value of these options was estimated using the minimum value option valuation method under SFAS 123 in 1999 and 1998 with the following assumptions: weighted average risk free interest rate of 5.86% and 5.82%, dividend yield of 0%, and expected life of options of 5.3 years and 3 years in 1999 and 1998, respectively. Option valuation models require the input of highly subjective assumptions. Because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

14. Employee Stock Purchase Plan

      In February 2000, the Company established the Employee Stock Purchase Plan (“ESPP”). All employees are eligible to participate in the ESPP. The plan provides that participants may authorize Genomic Solutions to withhold a portion of earnings to be used to purchase the Company’s callable common stock. A total of 1,000,000 shares of callable common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan provides that the Company will sell shares to employees who elect to participate in the Purchase Plan at a price equal to 85% of the lesser of the fair market value of the common stock on the first trading day of an offering period or the last trading day of such offering period.

      Under the Purchase Plan, the Company issued 4,909 shares of common stock to various employees in 2000. These shares were issued with a weighted average price per share of $6.48. At December 31, 2000, there were 995,091 shares of callable common stock available to be issued under this plan.

15. Employee Benefit Plan

      Genomic Solutions Inc. has a 401(k) plan covering all eligible United States employees. Participants may elect to defer a percentage of qualified compensation through voluntary contributions to the plan and Genomic Solutions Inc. may make discretionary contributions to the plan based on the gross compensation of qualified participants. Genomic Solutions Inc. made contributions of approximately $98,000 in 2000. Genomic Solutions Inc. made no contributions to the plan in 1999 and 1998.

      In October 2000, Genomic Solutions Ltd. established a pension plan covering all eligible United Kingdom employees. Participants may elect to defer a percentage of qualified compensation through voluntary contributions to the plan and Genomic Solutions Ltd. will make matching contributions to the plan up to 3% of the base salary of qualified participants. Genomic Solutions Ltd. made contributions of approximately $15,000 in 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16. Commitments and Contingencies

Leases

      The Company sold assets for approximately $113,000 and $1.1 million in 2000 and 1999, respectively. These assets were leased back from the purchaser over a period of three to four years. The resulting leases are being accounted for as capital leases, and the resulting gain on these sale-leasebacks of approximately $10,000 and $460,000 in 2000 and 1999, respectively, is being amortized on a straight-line basis over the life of the related lease.

      The Company leases most of its office space, transportation, and laboratory and office equipment under various capital and operating lease agreements. Initial leases vary in length and several of the leases contain renewal options. Capital leases terminate at various dates through fiscal 2004. Total rental expense was approximately $850,000, $454,000 and $425,000 in 2000, 1999 and 1998, respectively.

      Future minimum payments required under all noncancelable capital and operating leases at December 31, 2000 are as follows (in thousands):

		Operating	Capital
	Total	Leases	Leases

2001	$1,704	$817	$887
2002	1,303	603	700
2003	648	209	439
2004	283	94	189
2005	64	64	—

	$4,002	$1,787	2,215

Less — Amount representing interest			263

Present value of capital lease obligations			1,952
Less — Current portion			750

			$1,202

Litigation

      On February 12, 2001, PerkinElmer filed a lawsuit in Delaware Chancery Court requesting that the Delaware court interpret the terms of PerkinElmer’s right, under the Company’s Certificate of Incorporation, to require the Company to call and redeem its callable common stock. The lawsuit names the Company as well as each of its directors and alleges, among other things, that the Company sought to improperly impede or terminate PerkinElmer’s right to cause the Company to redeem its callable stock, and to impose an improper financial penalty upon an exercise by PerkinElmer of that right. PerkinElmer’s complaint is in the context of a proposed transaction that the Company was pursuing with an unnamed third party, which if completed without PerkinElmer exercising its right, would have the effect of terminating the right. On February 15, 2001, the Company filed a motion for summary judgment seeking dismissal of the lawsuit. The Company believes the PerkinElmer lawsuit is without merit and intends to defend its rights vigorously and aggressively.

      On November 27, 2000, Molecular Dynamics, Inc. filed a lawsuit against us in Santa Clara County Superior Court, San Jose, California. The lawsuit relates to the Company’s refusal to purchase shares of capital stock of Meridian Instruments, Inc. owned by Molecular Dynamics. The complaint seeks payment of approximately $657,000, increased by $8,333 each month until payment is made, as a result of a “put” right in favor of Molecular Dynamics which the Company is allegedly obligated to honor.

      It is the Company’s understanding that Meridian obtained certain transferable license rights to Molecular Dynamics’ imaging technology as part of the 1995 settlement of a patent dispute. Under the settlement agreement, Molecular Dynamics received stock in Meridian subject to both put and call rights on the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

occurrence of certain events. The license to the technology was transferred by Meridian to Insight Biomedical Imaging in 1997. In 1998, the Company purchased certain assets from Insight, including the license rights that Insight obtained from Meridian.

      Molecular Dynamics claims it has a contractual right to require Meridian Instruments to repurchase the shares of Meridian issued to Molecular Dynamics. It further claims that the Company, as an assignee of the patent license, has an obligation to honor Molecular Dynamics’ desire to have its stock in Meridian repurchased. Molecular Dynamics has asserted, among other things, that the Company expressly or implicitly assumed the re-purchase obligation, that the Company is a legal successor of Meridian Instruments, and that there was a fraudulent transfer of the Meridian assets. The Company believes the lawsuit is without merit and intends to vigorously defend the lawsuit.

      From time to time, the Company is a defendant in various lawsuits that have arisen in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Royalty Payments

      Under the terms of various license agreements (see Note 2), the Company is required to pay royalties on certain product sales during the terms of the respective agreements. Under the most significant agreement, royalties are generally equal to the greater of pre-determined minimums, a percentage of product revenue, or a set amount per product.

17. Acquisitions

Electrophoresis Business from ESA, Inc.

      In October 1998, the Company acquired the gel electrophoresis and proteomic business of ESA, Inc. in exchange for approximately $1.8 million in cash and a warrant to purchase 125,000 shares of callable common stock at an exercise price of $6.00 per share. The acquisition has been accounted for under the purchase method of accounting. In connection with the acquisition, the Company recorded a charge to operations in 1998 of $340,000, associated with the write-off of in-process research and development acquired in the transaction that had not reached technological feasibility. The remaining excess of the aggregate purchase price over the fair value of the net assets acquired of approximately $906,000 has been recognized as goodwill and is being amortized over a seven-year period (See Note 2). The operating results of ESA have been included in the Company’s consolidated results of operations from the date of acquisition. The purchase price consists of the following (in thousands):

Net assets	$504
Purchase price in excess of net assets acquired	906
Purchased in-process research and development	340

Net cash paid	$1,750

      ESA’s primary in-process research and development projects consisted of designing new proteomic technologies for a gel stainer/ destainer and IPG running device which were approximately 85% and 22%, complete at the date of acquisition, respectively. The fair values of these projects were determined by estimating the contribution of the purchased in-process technology to developing commercially viable products and estimating the resulting cash flows from the expected product sales of such products. In determining the discounted cash flows, material net cash in-flows are expected to occur from 1999 to 2002 and the risk-adjusted discount rate was 35%. The acquired in-process research and development had no alternative future use. Management is primarily responsible for the valuation of the acquired in-process research and development.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Insight Biomedical Imaging, Inc.

      In April 1998, the Company acquired certain assets of Insight Biomedical Imaging Inc. (“Insight”), in exchange for $650,000 in cash. The acquisition has been accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of the net assets acquired of approximately $611,000 has been recognized as goodwill and is being amortized over a five-year period (see Note 2). The operating results of Insight have been included in the Company’s consolidated results of operations from the date of acquisition. The purchase price consists of the following (in thousands):

Net assets	$39
Purchase price in excess of net assets acquired	611

Net cash paid	$650

      The pro forma effect of these acquisitions would not be materially different from reported results.

18. Segment Information

      The Company operates in one segment: the development, manufacture and marketing of integrated, high throughput genomic and proteomic systems and services for analyzing and quantifying biomolecules. The Company’s two product lines, genomic and proteomic systems and services, have similar economic characteristics and attributes, including similar marketing and distribution patterns, similar production processes and similar, if not the same, customers. As a result, the Company aggregates its product lines into a single segment of genomic and proteomic systems and services. The Company operates primarily in three geographic regions: the United States, United Kingdom and Japan.

      The Company distributes products to customers on a worldwide basis. Sales and marketing operations outside the United States are conducted principally through the Company’s foreign subsidiaries, and PerkinElmer, Inc. Intercompany sales and transfers between geographic areas are accounted for at prices, which are designed to be, representative of third party transactions. Revenue is attributed to each geographic location based on which office makes the sale.

      The following tables summarize selected financial information of the Company’s operations by geographic location (in thousands):

	Years Ended December 31,

	2000	1999	1998

Revenue:
United States	$11,494	$8,897	$3,409
Europe	13,287	6,867	2,386
Japan	4,675	2,296	1,031
Less — Intercompany revenue	(10,379)	(5,968)	(1,319)

Total revenue	$19,077	$12,092	$5,507

	At December 31,

	2000	1999	1998

Long-lived assets:
United States	$17,334	$2,885	$2,043
Europe	916	1,265	571
Japan	168	59	42
Goodwill	954	1,253	2080
Less — Eliminations	(8,943)	(778)	(831)

Total long-lived assets	$10,429	$4,684	$3,905

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In 2000, PerkinElmer accounted for 14% of the Company’s total revenue. No other customer accounted for greater than 10% of total revenue in 1999 and 1998.

19. Related Party Transactions

      The Company sold approximately $2.7 million of product to PerkinElmer, a 5.1% stockholder, in 2000. At December 31, 2000, the Company had an outstanding receivable balance of approximately $1.9 million from PerkinElmer.

20. Restructuring

      On May 16, 2000, the Company incurred a one-time restructuring charge of $600,000 to close our Chelmsford, Massachusetts proteomics facility. A new Center for Proteomics has been constructed at our Ann Arbor, Michigan headquarters. The charge consisted primarily of $400,000 for employee termination benefits for fifteen employees and $200,000 for exit costs associated with closing the facility. The restructuring reserve has been fully utilized and there is no remaining balance at December 31, 2000.

21. Quarterly Financial Data (Unaudited)

      Summarized quarterly financial data is as follows (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter		Year to Date

2001
Revenue	$4,379	$4,463	$3,629	$		$12,471
Gross profit	1,954	1,922	(82)			3,794
Loss before extraordinary items	(2,987)	(2,931)	(7,853)			(13,771)
Loss per share before extraordinary items	(0.12)	(0.12)	(0.32)			(0.56)
Net loss	(2,987)	(2,931)	(7,853)			(13,771)
Net loss per share	$(0.12)	$(0.12)	$(0.32)	$		$(0.56)
2000
Revenue	$3,995	$4,500	$5,038		$5,544	$19,077
Gross profit	1,991	2,169	2,503		3,040	9,703
Loss before extraordinary items	(2,844)	(2,867)	(869)		(1,274)	(7,854)
Loss per share before extraordinary items	(0.83)	(0.17)	(0.03)		(0.05)	(0.45)
Net loss	(3,894)	(2,867)	(869)		(1,274)	(8,904)
Net loss per share	$(1.14)	$(0.17)	$(0.03)		$(0.05)	$(0.51)
1999
Revenue	$2,436	$3,071	$3,163		$3,422	$12,092
Gross profit	1,173	1,381	1,466		1,082	5,102
Loss before extraordinary items	(2,023)	(2,513)	(2,767)		(3,839)	(11,142)
Loss per share before extraordinary items	(0.69)	(0.85)	(0.92)		(1.27)	(3.75)
Net loss	(2,023)	(2,513)	(2,767)		(3,839)	(11,142)
Net loss per share	$(0.69)	$(0.85)	$(0.92)		$(1.27)	$(3.75)

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

  Cartesian Technologies, Inc.

      We have audited the accompanying consolidated balance sheet of Cartesian Technologies, Inc. (the “Company”) as of October 31, 2000 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Biodot Limited, a fifty-percent owned subsidiary, which statements reflect total assets of $1,110,983 as of October 31, 2000, and total revenues of $1,720,520 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Biodot Limited, is based solely on the report of the other auditors.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audit and the report of other auditors the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cartesian Technologies, Inc. and subsidiary as of October 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

CORBIN & WERTZ

Irvine, California, U.S.A.

January 31, 2001

AUDITORS’ REPORT TO THE

SHAREHOLDERS OF BIODOT LIMITED

      We have audited the financial statements which have been prepared in accordance with the Financial Reporting Standard for Smaller Entities (effective March 2000), under the historical cost convention as modified by the revaluation of certain fixed assets and the accounting policies set out on page 6.

Respective responsibilities of directors and auditors

      The company’s directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and report our opinion to you.

Basis of opinion

      We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

      We planned and performed our audit so as to obtain all information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of the information in the financial statements.

Opinion

      In our opinion the financial statements give a true and fair view of the state of the company’s affairs as at 31st October 2000 and of its loss for the period then ended and have been properly prepared in accordance with the Companies Act 1985.

Bulley Davey

Registered Auditors
Bede House
12 George Street
Huntingdon
Cambs
PE29 3BT

Date: 17 January 2001

CARTESIAN TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	July 31,	October 31,
	2001	2000

	(unaudited)
ASSETS
Current assets:
Cash	$—	$2,569
Accounts receivable, net of reserve of $8,400 (unaudited) and $15,000 in 2001 and 2000, respectively	1,658,068	1,482,748
Inventories	2,843,415	2,417,906
Prepaid expenses and other current assets	—	3,402
Deferred taxes	183,000	160,000
Due from related party	47,433	—

Total current assets	4,731,916	4,066,625
Property and equipment, net	262,440	336,086
Other assets:
Deposits	58,247	51,946
Notes receivable from stockholders	58,563	49,550
Intangible assets, net	414,047	546,898

	$5,525,213	$5,051,105

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,206,367	$670,223
Accrued payroll	237,955	157,199
Accrued expenses	58,201	248,757
Customer deposits	812,961	717,599
Notes payable to stockholders	560,000	—
Current portion of long-term debt	143,412	278,099
Current portion of capital lease obligations	37,796	37,796
Due to related party	—	1,290,968

Total current liabilities	4,056,692	3,400,641
Long-term liabilities:
Capital lease obligations, less current portion	39,007	67,528

Total liabilities	4,095,699	3,468,169

Minority interest in subsidiary	—	121,116

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value; 10,000,000 shares authorized; 1,579,471 shares issued and outstanding	1,580	1,580
Additional paid in capital	2,112,462	2,112,462
Stock subscriptions receivable	(7,591)	(11,950)
Accumulated deficit	(675,325)	(634,946)
Accumulated other comprehensive loss	(1,612)	(5,326)

Total stockholders’ equity	1,429,514	1,461,820

	$5,525,213	$5,051,105

See independent auditors’ report and accompanying notes to consolidated financial statements.

CARTESIAN TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For The Nine-Month			For The 10-
	Periods		For The	Month Period
	Ended July 31,		Year Ended	Ended
			October 31,	October 31,
	2001	2000	2000	1999

	(Unaudited)	(Unaudited)		(Unaudited)
Sales	$6,906,729	$4,764,791	$7,712,421	$3,575,238
Cost of sales	3,759,427	2,572,003	4,325,316	1,815,101

Gross profit	3,147,302	2,192,788	3,387,105	1,760,137

Operating expenses:
Research and development	703,058	484,746	681,975	388,745
Selling, general and administrative	2,433,331	2,324,516	3,193,570	1,185,348

Total operating expenses	3,136,389	2,809,262	3,875,546	1,574,093

Income (loss) from operations	10,913	(616,474)	(488,440)	186,044

Other income (expense):
Other income (expense)	—	67,775	109,515	5
Interest expense	(78,881)	(18,852)	(38,437)	—
Loss on disposal of property and equipment	—	—	—	(13,072)
Foreign currency transaction gain (loss)	4,589	(15,658)	(52,342)	—

Total other income (expense)	(74,292)	33,265	18,736	(13,067)

(Loss) income before income tax benefit (provision)	(63,379)	(583,209)	(469,704)	172,977
Income tax benefit (provision)	23,000	200,000	159,200	(3,500)

(Loss) income before minority interest	(40,379)	(383,209)	(310,504)	169,477
Minority interest in net loss of subsidiary	—	42,034	16,129	—

Net (loss) income	(40,379)	(341,175)	(294,375)	169,477
Other comprehensive gain (loss): Currency translation adjustment	3,714	(5,009)	(5,326)	—

Comprehensive (loss) income	$(36,665)	$(346,184)	$(299,701)	$169,477

See independent auditors’ report and accompanying notes to consolidated financial statements.

CARTESIAN TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
	Common Stock		Additional	Stock	Other
			Paid-in	Subscription	Comprehensive	Accumulated
	Shares	Amount	Capital	Receivable	Loss	Deficit	Total

Balance, December 31, 1998
(unaudited)	1,060,505	$1,061	$141,138	$(4,616)	$—	$(210,048)	$(72,465)
Issuance of common stock (unaudited)	39,000	39	13,961	(14,000)	—	—	—
Net income (unaudited)	—	—	—	—	—	169,477	169,477

Balance, October 31, 1999	1,099,505	1,100	155,099	(18,616)	—	(40,571)	97,012
Shares issued for acquisition of Biodot Limited	6,125	6	7,837	—	—	—	7,843
Shares issued in connection with sale of stock	473,841	474	1,949,526	—	—	—	1,950,000
Collection of stock subscription receivable	—	—	—	6,666	—	—	6,666
Distribution to stockholders	—	—	—	—		(300,000)	(300,000)
Net loss	—	—	—	—	—	(294,375)	(294,375)
Other comprehensive loss — currency translation adjustment	—	—	—	—	(5,326)	—	(5,326)

Balance, October 31, 2000	1,579,471	1,580	2,112,462	(11,950)	(5,326)	(634,946)	1,461,820
Collection of stock subscription receivable (unaudited)	—	—	—	4,359	—	—	4,359
Net loss (unaudited)	—	—	—	—	—	(40,379)	(40,379)
Other comprehensive gain — currency translation adjustment (unaudited)	—	—	—	—	3,714	—	3,714

Balance, July 31, 2001 (unaudited)	1,579,471	$1,580	$2,112,462	$(7,591)	$(1,612)	$(675,325)	$1,429,514

See independent auditor’s report and accompanying notes to consolidated financial statements.

CARTESIAN TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				For The 10-
	For The Nine-Month		For The Year	Month Period
	Periods Ended July 31,		Ended	Ended
			October 31,	October 31,
	2001	2000	2000	1999

	(Unaudited)	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(40,379)	$(341,175)	$(294,375)	$169,477
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	121,233	106,646	144,208	22,010
Loss on disposal of property and equipment	—	—	—	13,072
Provision for doubtful accounts	—	—	10,000	24,412
Foreign currency transaction (gain) loss	(4,589)	15,658	52,342	—
Deferred tax benefit	(23,000)	(200,000)	(160,000)	—
Minority interest in net loss of subsidiary	—	(42,034)	(16,129)	—
Changes in operating assets and liabilities:
Accounts receivable	(170,731)	36,366	(375,883)	(639,563)
Inventories	(425,509)	(1,316,523)	(1,810,039)	(131,257)
Prepaid expenses and other assets	(2,899)	(23,415)	(24,948)	42,059
Accounts payable and accrued expenses	1,426,344	211,695	94,148	355,390
Customer deposits	95,362	285,947	314,943	24,065
Due to (from) related party, net	(1,338,401)	(61,157)	758,458	202,351

Net cash (used in) provided by operating activities	(362,569)	(1,327,992)	(1,307,275)	82,016

Cash flows from investing activities:
Cash paid for purchase of subsidiary	—	(60,500)	(60,500)	—
Costs incurred for patents	(35,852)	(86,388)	(86,877)	(97,575)
Purchase of property and equipment	—	(134,126)	(144,621)	(11,421)
Increase in notes receivable from stockholders, net	(9,013)	(41,044)	(46,344)	6,337

Net cash used in investing activities	(44,865)	(322,058)	(338,342)	(102,659)

Cash flows from financing activities:
Issuance of stock for cash	—	1,950,000	1,950,000	—
Distribution to stockholders	—	(300,000)	(300,000)	—
Proceeds from collection of stock subscription receivable	4,359	6,666	6,666	—
Net borrowings from stockholders	560,000	—	—	—
Principal payments on long-term debt and capital lease obligations	(163,208)	(71,744)	(102,216)	(16,529)

Net cash provided by (used in) financing activities	401,151	1,584,922	1,554,450	(16,529)

Cash acquired	—	54,246	54,246	—
Effect of foreign exchange rate changes on cash	3,714	(5,009)	(5,326)	—

Net decrease in cash	(2,569)	(15,891)	(42,247)	(37,172)
Cash at beginning of period	2,569	44,816	44,816	81,988

Cash at end of period	$—	$28,925	$2,569	$44,816

Supplemental disclosure of cash flow information:
Interest paid	$59,328	$18,852	$38,437	$26,852

Income taxes paid	$800	$800	$800	$800

Supplemental statement of non-cash financing and investing activities:

   During the year ended October 31, 2000, the Company added capitalized leases of $113,657.

See footnotes for additional non-cash financing and investing activities.

See independent auditor’s report and accompanying notes to consolidated financial statements.

CARTESIAN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Description of Business

      Cartesian Technologies, Inc. (“Cartesian”) was incorporated in 1994 in the State of California. Cartesian is principally engaged in the design, assembly and sale of specialty instrumentation, liquid handling and material handling equipment, which are sold in niche markets in the United States, Europe and Asia. Beginning in April 2000, sales to Europe occurred through Cartesian’s 50%-owned subsidiary Biodot Limited (“Biodot Limited”). Sales to a wide customer base in Asia occur through independent distributors. Cartesian’s laboratory and headquarters are located in Irvine, California, and this facility is devoted to product research, development, manufacturing, distributing, marketing, and administrative functions. Biodot Limited was chartered in the United Kingdom in 1989.

          Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of Cartesian Technologies, Inc. and Biodot Limited (collectively referred to as the “Company”). Intercompany balances and transactions have been eliminated in consolidation.

          Unaudited Information

      The management of the Company without audit has prepared the consolidated financial statements as of July 31, 2001 and for the nine months ended July 31, 2001 and 2000 included herein. The accompanying unaudited financial statements consolidate the accounts of the Company and its subsidiary and have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Certain information and note disclosures normally included in the year-end consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. In the opinion of the management of the Company, all adjustments considered necessary for fair presentation of the consolidated financial statements have been included and were of a normal recurring nature, and the accompanying consolidated financial statements present fairly the financial position as of July 31, 2001 and the results of operations and cash flows for the nine months ended July 31, 2001 and 2000.

      It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and notes for the year ended October 31, 2000 included herein. The interim results are not necessarily indicative of the results for a full year.

      In addition, management of the Company without audit has prepared the financial statements for the ten months ended October 31, 1999. In the opinion of management of the Company, all adjustments considered necessary for fair presentation of the financial statements have been included and were of a normal recurring nature, and the accompanying financial statements present fairly the results of operations and cash flows for the ten months ended October 31, 1999.

Use of Estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the realizability of accounts receivable, inventories, deferred taxes and long-lived assets. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentration of Risk

      Two customers accounted for 33% of accounts receivable as of October 31, 2000 October 31, 2000. One customer accounted for 13% and 15% (unaudited) of sales, respectively, for the year ended October 31, 2000 and for the ten months ended October 31, 1999. Approximately 45% and 27% (unaudited) of sales during the year ended October 31, 2000 and the ten month period ended October 31, 1999, respectively, are to foreign customers.

      Materials used in high speed dispensing products are supplied by a limited group of suppliers. These products accounted for approximately 49% of the Company’s revenue for the year ended October 31, 2000. If the Company is unable to obtain these materials from these suppliers, management of the Company believes that alternative suppliers could be found within a reasonable time period and on commercially reasonable terms.

      From time to time the Company maintains cash balances at certain institutions in excess of the FDIC limit of $100,000.

Fair Value of Financial Instruments

      Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 107 (“SFAS 107”), “Disclosures About Fair Value of Financial Instruments.” SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. At October 31, 2000, the carrying amount of the Company’s cash, receivables, trade payables, and accrued expenses approximates their estimated fair values due to the short-term maturities of those financial instruments. At October 31, 2000, the fair values of notes receivable from stockholders, due from related party and due to related party are not determinable as these transactions are with related parties.

Accounts Receivable

      Management evaluates collectibility and establishes reserves based upon historical collection rates and current economic and industry trends.

Inventories

      Inventories, which consist primarily of demonstration test units and finished goods are stated at the lower of cost or market with cost determined on a first-in, first-out (FIFO) basis. The Company regularly monitors inventory for excess or obsolete items and makes any valuation corrections when such adjustments are needed. As of October 31, 2000, inventories consisted of raw materials, work in progress and finished goods totaling approximately 50%, 20% and 30%, respectively, of total inventories. As of July 31, 2001, inventories consisted of raw materials, work in progress and finished goods totaling approximately 60% (unaudited), 15% (unaudited) and 25% (unaudited), respectively, of total inventories.

Property and Equipment

      Property and equipment are recorded at cost and are depreciated or amortized using the straight-line method over the expected useful lives, which range from two to seven years. Depreciation and amortization expense for the year ended October 31, 2000 and for the 10-month period ended October 31, 1999 were $105,489 and $22,010 (unaudited), respectively. Expenditures for normal maintenance and repairs are charged to income, and significant improvements are capitalized. The cost and related accumulated depreciation or amortization of assets are removed from the accounts upon retirement or other disposition; any resulting gain or loss is reflected in the statement of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notes Receivable From Stockholders

      Notes receivable from stockholders represents unsecured notes receivable from one of the Company’s majority stockholders, which accrue interest at a rate of 8% per annum and are due on demand. Interest incurred in the year ended October 31, 2000 and for the 10-month period ended October 31, 1999 totaled approximately $2,000 and $300 (unaudited), respectively.

Intangible Assets

      Patents in process represent legal costs incurred prior to obtaining a patent and are amortized over a ten-year period until the patent is recorded. At that time, the remaining net patent costs are amortized using the straight-line method over their remaining estimated useful lives, which range from three to seventeen years. Goodwill attributed to asset acquisitions is amortized using the straight-line method over 10 years. Amortization expense for the year ended October 31, 2000 and for the 10-month period ended October 31, 1999 was $45,581 and $0 (unaudited), respectively.

Long-Lived Assets

      The Company has adopted issued Statement of Financial Accounting Standards No. 121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” which requires that long-lived assets and certain identifiable intangible assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with the provisions of SFAS 121, the Company regularly reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on this analysis, the Company believes that no impairment of the carrying value of its long-lived assets existed at October 31, 2000.

Customer Deposits

      Customer deposits represent credits earned and payments made by customers that have not yet been utilized against purchases as of October 31, 2000.

Revenue Recognition

      The Company recognizes revenue for its technology products upon shipment of goods to its customers under Staff Accounting Bulletin 101 (“SAB 101”), “Revenue Recognition,” issued by the Securities and Exchange Commission in December 1999. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission. The Company’s adoption of SAB 101 did not have a material impact on its financial position and results of operations.

      Grants from government agencies are recorded as other income upon receipt of granted funds. For the year ended October 31, 2000 and the ten-month period ended October 31, 1999, grants received by the Company totaled $108,715 and $0 (unaudited), respectively, and are recorded in other income in the accompanying consolidated statement of operations.

Research and Development

      Research and development costs are charged to operations as they are incurred. Legal fees and other direct costs incurred in obtaining and protecting patents are capitalized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising

      The Company expenses all advertising as incurred. Amounts incurred for advertising expense for the year ended October 31, 2000 and for the ten months ended October 31, 1999 were $200,613 and $58,640 (unaudited), respectively.

Income Taxes

      From the period January 1, 1999 through January 21, 2000, the Company was taxed as an S corporation under the Internal Revenue Code whereby the income and expense items are included in the personal returns of the stockholder. The Company has elected to be taxed as a C corporation starting from January 22, 2000. For purposes of this financial statement, the Company has recorded income taxes as if it were a C corporation during the entire year ended October 31, 2000.

      For the year ended October 31, 1999, the Company has recorded income taxes as an S corporation, using the State of California tax rate of 1.5% on applicable taxable income. Had the Company recorded minimum taxes as a C corporation, the income tax provision would have increased by approximately $69,000 (unaudited).

      The Company accounts for deferred income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes.” Deferred income taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The net difference between income tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. Deferred tax assets and/or liabilities are classified as current and non-current based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

Accounting for Stock-Based Compensation

      The Company accounts for stock-based compensation issued to employees using the intrinsic value based method as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the intrinsic value based method, compensation is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation, if any, is recognized over the applicable service period, which is usually the vesting period.

      The FASB has issued Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation.” This standard, if fully adopted, changes the method of accounting for all stock-based compensation to the fair value based method. For stock options and warrants, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option or warrant and the annual rate of quarterly dividends. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

      The adoption of the accounting methodology of SFAS 123 for employees is optional and the Company has elected to continue accounting for stock-based compensation issued to employees using APB 25; however, pro forma disclosures, as if the Company adopted the expense recognition requirements under SFAS 123, are required to be presented (see Note 7).

      In March 2000, the FASB issued FASB Interpretation No. 44 (“FIN 44”), “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion 25.” FIN 44 clarifies the application of APB 25 for (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of stock compensation awards in a business combination. The adoption of FIN 44 did not have a material effect on the financial statements.

Foreign Currency

      Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other income (expenses) in the consolidated statement of operations.

      The financial statements of the Company’s foreign subsidiary are measured using the local currency as the functional currency. In accordance with Statement of Financial Accounting Standards No. 52, assets and liabilities of these subsidiaries are translated at their current exchange rates and revenues and expenses are translated at weighted average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as a separate component of stockholders’ equity.

Comprehensive Income

      The Company adopted Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” which governs the financial statement presentation of changes in stockholder’s equity resulting from non-owner sources. Accumulated other comprehensive loss as reported in the accompanying balance sheet represents cumulative foreign currency translation adjustments.

Derivative Instruments and Hedging Activities

      In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at their fair value. This statement, as amended by SFAS 137 and 138, is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. The adoption of this standard did not have a material impact on the Company’s results of operations, financial position or cash flows as the Company currently does not engage in any derivative or hedging activities.

New Accounting Pronouncements

      In June 2001, the FASB approved two new pronouncements: Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations” and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” SFAS 141 applies to all business combinations with a closing date after June 30, 2001. This Statement eliminates the pooling-of-interests method of accounting and further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with a determinable useful life will continue to be amortized. The amortization provisions apply to goodwill and other intangible assets acquired after June 30, 2001. Goodwill and other intangible assets acquired prior to June 30, 2001 will be affected upon adoption. The Company is required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, which will require the Company to cease amortization of its remaining net goodwill balance and to perform an impairment test of its existing goodwill based on a fair value concept. Although the Company is still reviewing the provisions of these pronouncements, it is management’s preliminary assessment that goodwill impairment will not result upon adoption. As of July 31, 2001, the Company has net unamortized goodwill of $185,425 (unaudited) and amortization expense of $13,841 (unaudited) and $19,427 for the nine-month period ended July 31, 2001 and the year ended October 31, 2000, respectively.

      In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 establishes standards associated with the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not yet assessed the impact of this standard on its financial statements, but does not expect the impact to be material.

Note 2 — Business Acquisitions

      On April 19, 2000, Cartesian acquired a 50% interest in Biodot Limited for stock, cash and notes totaling $266,758. In addition, on that date, BioDot, Inc. (“BioDot”), an affiliated entity (see Note 10), acquired a 25% interest in Biodot Limited for stock, cash and notes of $133,379 in addition to its previous 25% interest. After these transactions, Biodot Limited was owned and controlled by the group of shareholders that own and control both Cartesian and BioDot; as a result, Cartesian has consolidated the results and financial position of Biodot Limited in the accompanying consolidated financial statements from April 19, 2000 through October 31, 2000. The transaction was funded through the issuance of 6,125 shares of the Company’s stock valued at $7,843, the issuance of notes payable totaling $198,415 (see Note 5) and cash of $60,500.

      The excess of the combined purchase price of $400,137 over the net assets acquired totaled $388,538, and is recorded as goodwill in the accompanying consolidated balance sheet (see Note 4). Had these transactions occurred at November 1, 1999, the pro forma consolidated results of operations for the year ended October 31, 2000 would not have been significantly different from the accompanying results of operations.

Note 3 — Property and Equipment

      Property and equipment at October 31, 2000 consist of the following:

Equipment and tooling	$340,950
Furniture and fixtures	49,866
Leasehold improvements	86,273

477,089
Less accumulated depreciation and amortization	(141,003)

$336,086

Note 4 — Intangible Assets

      Intangible assets at October 31, 2000 consist of the following:

Patents	$8,157
Patents in process	188,922
Goodwill	388,538

585,617
Less accumulated amortization	(38,719)

$546,898

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Long-Term Debt

      Long-term debt at October 31, 2000 consists of the following:

SBA note payable to bank accruing interest at prime (9.50% at October 31, 2000) plus 2.5%, payable in equal monthly installments of $3,425 through June 2005. The note is secured by the Company’s receivables and inventories and is guaranteed by two of the principal stockholders of the Company. The Company was not in compliance with the financial covenants at October 31, 2000; however, the bank has not enforced its default rights.	$150,010
Note payable to former subsidiary owner at 7.00%, payable in equal monthly installments of $15,100 through June 15, 2001.	128,089

278,099
Less current portion	(278,099)

$—

      As the SBA note payable is in default, the Company has shown this debt as current in the accompanying consolidated balance sheet.

      Assuming the SBA note payable is repaid in accordance with its stated payment terms, maturities of long-term debt at October 31, 2000 are as follows:

Years Ending
October 31,

2001	$154,331
2002	28,030
2003	32,167
2004	35,889
2005	27,682

$278,099

Note 6 — Commitments and Contingencies

Operating Lease

      The Company leases its office facilities and various equipment under operating leases which expire through September 2002.

      Future minimum lease payments under these leases at October 31, 2000 are as follows:

Years Ending
October 31,

2001	$188,800
2002	176,500

$365,300

      Rent expense for the year ended October 31, 2000 and for the 10-month period ended October 31, 1999 was approximately $210,000 and $80,000 (unaudited), respectively.

Capital Leases

      The Company is a lessee of certain equipment under capital leases that expire through June 2003. Terms of the leases call for monthly payments ranging from $2,279 to $2,568, at an implicit rate of interest ranging from 18% to 32% per annum. The assets and liabilities under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. The assets are depreciated over their estimated useful lives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Future minimum lease payments under the capital leases at October 31, 2000 are as follows:

Years Ending
October 31,

2001	$58,200
2002	55,900
2003	23,200

137,300
Less amount representing interest	(31,976)

105,324
Less current portion	(37,796)

$67,528

      The following is an analysis of the equipment under capital leases at October 31, 2000 which is included in property and equipment (see Note 3):

Equipment and tooling	$122,015
Less accumulated depreciation	(12,863)

$109,152

          Guarantees

      Two of the Company’s major stockholders have guaranteed a $525,000 line of credit on behalf of their affiliate, BioDot (see Note 10), and the Company has pledged substantially all its assets for this line of credit. The balance owed by BioDot as of October 31, 2000 is $325,000. BioDot was not in compliance with the financial covenants at October 31, 2000; however, the bank has not enforced its default rights. The Company has not recorded a liability for this contingent liability as it is not probable that it will have to pay the obligation on BioDot’s behalf.

Note 7 — Stockholders’ Equity

Common Stock

      The Company is authorized to issue 10,000,000 shares of $0.001 par value common stock. The holders of the Company’s common stock are entitled to one vote for each share held of record on all matters to be voted on by those stockholders.

      On January 21, 2000, the Company entered into an agreement with a German corporation to sell 473,841 shares of its common stock at $4.115 per share, or $1,950,000.

      In 1999, the Company sold 38,905 shares (unaudited) of its common stock at $0.360 (unaudited) per share or $14,000 (unaudited). The Company entered into a note agreement with the investor, secured by the purchased stock, with accrued interest at 12% per annum, with due dates ranging from January 2001 to December 2002. During the year ended October 31, 2000, the Company collected $6,666 on its subscription receivable.

Stock Options

      From time to time, the Company may issue stock options pursuant to various agreements and other contemporary agreements.

      On April 28, 1998, the Company adopted the 1998 Stock Option Plan, (the “Plan”), pursuant to which directors, officers, key employees, consultants and other personnel working directly with the Company are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

eligible to receive stock options as defined in the Plan. The Plan is administered by a designated committee (the “Committee”) of the Board of Directors, which is empowered to determine the terms and conditions of each option, as defined by the Plan. The Company can grant nonqualified stock options, as defined, under the Plan that vest at a rate of not less than twenty percent per year or as determined by the Committee. In addition, the options vest immediately upon a change in control of Cartesian. The Company and its stockholders have approved 140,000 shares of common stock available for issuance under the Plan. The Plan, unless terminated sooner by the Board of Directors, will terminate on April 28, 2008.

      Option activity is as follows:

		Weighted
		Average
	Options	Price

Outstanding, January 1, 1999 (unaudited)	11,000	$0.304
Granted (unaudited)	10,000	0.304
Exercised (unaudited)	—	—
Cancelled/forfeited (unaudited)	(2,000)	(0.304)

Outstanding, November 1, 1999	19,000	0.304
Granted	13,000	0.304
Exercised	—	—
Cancelled/forfeited	(2,000)	(0.304)

Outstanding, October 31, 2000	31,000	$0.304

Exercisable, October 31, 2000	16,500	$0.304

Weighted average fair value of options granted:
for the year ended October 31, 2000		$0.08

for the ten months ended October 31, 1999 (unaudited)		$0.08

      All of the options outstanding at October 31, 2000 have an exercise price of $0.304 per share and a weighted average remaining contractual life of 3.9 years; 16,500 of these options are exercisable at October 31, 2000.

SFAS 123 Pro Forma Information

      Pro forma information regarding net loss is required by SFAS 123, and has been determined as if the Company had accounted for its employee’s stock options under the minimum value method of SFAS 123. The minimum value for these options was estimated at the date of grant using the Black Scholes option pricing model with the following assumptions for the year ended October 31, 2000 and the ten-month period ended October 31, 1999 (unaudited): risk free interest rate of 6.25%; expected dividend yield of 0% for each year; expected lives of the options of 5 years; and volatility factor of the expected market price of the Company’s common stock of 0%.

      For purpose of pro forma disclosures, the estimated minimum value of the options is amortized to expense over the option vesting period. Adjustments are made for options forfeited prior to vesting. The effect on compensation expense and net loss had compensation cost for the Company’s stock option issuances been

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

determined based on minimum value on the date of grant consistent with the provisions of SFAS 123 is as follows:

		Ten-Month
	Year Ended	Period Ended
	October 31,	October 31,
	2000	1999

		(unaudited)
Net (loss) income:
As reported	$(294,376)	$169,477
Additional compensation expense under SFAS 123	(720)	(520)

Pro forma net (loss) income	$(295,096)	$168,957

Note 8 — Income Taxes

      The following are the components of the provision (benefit) for income taxes for the year ended October 31, 2000:

	Federal	State	Total

Current	$—	$800	$800
Deferred	(146,000)	(14,000)	(160,000)

	$(146,000)	$(13,200)	$(159,200)

      For the year ended October 31, 2000, the effective tax rate differs from the federal statutory rate as follows:

Income tax benefit at federal statutory rate	$(159,700)
State income tax benefit, net of federal effect	(27,400)
Amortization of goodwill	8,300
Other	19,600

$(159,200)

      The components of the net deferred income tax asset at October 31, 2000 are as follows:

Carryforward of net operating losses	$148,000
Other temporary differences	12,000

Deferred income tax asset	$160,000

      As of October 31, 2000, the Company has net operating loss carryforwards of approximately $400,000 for federal and $200,000 for state tax purposes. These carryovers are subject to expiration in October 2020 for federal purposes and October 2005 for state tax purposes.

      For the ten-month period ended October 31, 1999, the provision of income taxes consists solely of current state S corporation taxes at 1.5% of applicable state taxable income (unaudited).

      Additionally, pursuant to Internal Revenue Service code section 382, the Company’s existing net operating loss carryforwards, and other deferred tax assets and liabilities, may be restricted for future use upon significant ownership changes of the Company’s common stock.

Note 9 — Employee Benefit Plan

      The Company sponsors a 401(k) profit sharing plan for employees who have completed three months of continuous service. The eligible employees may elect to contribute up to the maximum allowable in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accordance with the applicable code sections. The Company matches 25% of each employee’s contribution up to a maximum of 4%. Contributions made by the Company for the year ended October 31, 2000 and for the 10-month period ended October 31, 1999 were $8,096 and $2,132 (unaudited), respectively.

Note 10 — Related Party Transactions

      The Company purchases products from BioDot, which is primarily owned by the stockholders of the Company. BioDot’s main activities and services include research and development and sales of bio-medical test and automation equipment. The Company purchases inventories from BioDot at cost plus a ten percent markup during the year ended October 31, 2000. For the year ended October 31, 2000, the Company had purchases from BioDot totaling $3,370,871, including $1,271,416 of purchases at cost. In addition, BioDot owes the Company $522,891, which was advanced on a non-interest bearing basis for working capital purposes. BioDot charged the Company $236,000 to cover annual general and administrative costs provided from BioDot to the Company. As of October 31, 2000, the net amount due to BioDot as a result of these transactions was $1,290,968.

      For the ten months ended October 31, 1999, the Company purchased goods from BioDot totaling $1,504,314 (unaudited) and had sales to BioDot totaling $110,000 (unaudited). In addition, Cartesian had sales to Biodot Limited during the ten-month period ended October 31, 1999 of $549,643 (unaudited) prior to Biodot Limited’s consolidation into Cartesian.

Note 11 — Subsequent Event (Unaudited)

      Effective November 1, 2000, the Company and BioDot agreed to spin-off the Company’s ownership in Biodot Limited to a new entity, Cartesian Technologies Europe Limited (“CTEL”), which is wholly owned by Cartesian. As the net tangible assets of the CTEL-related accounts were approximately $0 on Biodot’s books at November 1, 2000, no net tangible assets were transferred to CTEL upon the spin-off. Cartesian’s goodwill value of $247,995 was transferred as part of the spin-off, as the Cartesian-related customer base and employees were transferred from Biodot Limited to CTEL. In addition, Biodot Limited agreed to sell certain inventories and fixed assets to CTEL at Biodot Limited’s book value totaling approximately $225,000. As a result, the Company eliminated the minority interest balance and $121,116 of the goodwill balance, representing BioDot’s share of Biodot Limited balances, with no resulting gain or loss on the accompanying consolidated financial statements.

      Also, subsequent to October 31, 2000, the Company borrowed $560,000 from certain stockholders at an interest rate of 9%, payable on July 15, 2002.

      On August 30, 2001, the Company issued 52,632 shares of common stock to a third party for the purchase of technology. These shares were valued by the Company at the latest sale price of the Company’s common stock ($4.115 per share), totaling approximately $216,580. In addition, during the period from November 1, 2000 through June 31, 2001, the Company has granted an additional 77,833 options to employees at $4.00 per share, vesting over two years. In addition, the options vest immediately upon a change in control of Cartesian.

      On September 6, 2001, the Company entered into a merger agreement (the “Merger”) with Genomic Solutions Inc. (“Genomic Solutions”). In the Merger, each outstanding share of Cartesian common stock will be converted into 4.16682 shares of Genomic Solutions common stock, totaling 6,800,679 shares of Genomic Solutions common stock, and a pro rata amount of the cash consideration. The cash consideration will be $2,500,000, less all amounts owed by Cartesian to all third parties for all of its non-trade payable debts immediately before the Merger. In addition, holders of Cartesian options will receive replacement options to purchase 449,321 shares of Genomic Solutions common stock. The Merger is subject to shareholder approval by both companies. Under certain circumstances, either company may be required to pay the other a termination fee of $1,000,000, plus expenses, if the Merger is terminated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In anticipation of entering into the above merger agreement, on August 7, 2001, the Company received from Genomic Solutions a bridge line of credit facility to be used for working capital and operating expenses. On November 5, 2001, Genomic Solutions increased the Cartesian credit facility from $500,000 to $700,000. Under the terms of the bridge facility, the Company may borrow up to $700,000, on which interest accrues at a rate of 10% per year. The Company must repay all amounts owing under the loan by March 31, 2002, or earlier if an event of default occurs. As security for its obligations under the loan, the Company has granted Genomic Solutions a security interest in all of its assets. On November 12, 2001, the Company has borrowed $550,000.

APPENDIX A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

      THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made as of September 28, 2001, by and among GENOMIC SOLUTIONS INC., a Delaware corporation (“Parent”), CARTESIAN ACQUIRING CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent (“Acquiring Sub”), CARTESIAN TECHNOLOGIES, INC., a California corporation (“Cartesian”), and those shareholders of Cartesian whose names are set forth in the signature blocks to this Agreement (collectively, the “Majority Shareholders”).

RECITALS:

      A. Parent and Cartesian entered into a non-binding Term Sheet dated August 7, 2001 (the “Term Sheet”), which stated the general terms and conditions upon which Cartesian would merge with and into Acquiring Sub, with Acquiring Sub being the surviving corporation (the “Merger”).

      B. In anticipation of this Agreement, Parent advanced to Cartesian the sum of $500,000 as evidenced by a Promissory Note for such amount and Cartesian secured its obligations to Parent under such Promissory Note by granting to Parent a security interest in all of its assets pursuant to a Security Agreement (the “Bridge Loan”).

      C. The Board of Directors of Cartesian has approved the Merger and deems it advisable and in the best interests of the shareholders of Cartesian (the “Cartesian Shareholders”) that the Merger be consummated.

      D. The Board of Directors of Parent and Acquiring Sub have approved the Merger and deem it advisable and in the best interests of their respective shareholders that the Merger be consummated.

      E. The Majority Shareholders own approximately 78% of the issued and outstanding shares of Cartesian’s capital stock.

      F. For federal income tax purposes, it is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

      G. On September 6, 2001 the parties executed an Agreement and Plan of Merger (the “Original Agreement”). On September 28, 2001, the parties agreed to amend and restate the Original Agreement to amend various terms of the Original Agreement and to restate in full their mutual agreements and understandings.

      NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants contained in this Agreement, the parties agree as follows:

ARTICLE 1.
THE MERGER

1.1. The Merger

      At the Effective Time (defined in Section 1.2 below), in accordance with this Agreement and the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the General Corporation Law of the State of California (the “CGCL”), Cartesian will be merged with and into Acquiring Sub, whereupon the separate existence of Cartesian will cease and Acquiring Sub will continue as the surviving corporation (the “Surviving Corporation”). The identity, existence, rights, privileges, powers, franchises, properties and assets of Acquiring Sub shall continue unaffected and unimpaired by the Merger, and all of the rights, privileges, powers, franchises, properties, and assets of Cartesian shall be vested in the Surviving Corporation.

1.2. Effective Time of the Merger

      Simultaneously with the Closing (defined in Section 7.1 below), the parties will effect the Merger by filing a Certificate of Merger substantially in the form attached hereto as Exhibit 1.2 with the Secretary of State of the State of Delaware and the Secretary of State of the State of California. The Merger will become effective at the time and on the date specified in the Certificate of Merger (the “Effective Time”).

1.3. Merger Consideration

      The consideration payable to the Cartesian Shareholders upon consummation of the Merger shall consist of the following:

(a) At the Effective Time, Parent shall issue to the Cartesian Shareholders 6,800,679 shares of Parent common stock, par value $0.001 per share (the “Parent Common Stock”), subject to Section 1.3(c) below.

(b) At the Effective Time, Parent shall issue options (the “Replacement Options”) to purchase 449,321 shares of Parent common stock to holders of outstanding options to purchase shares of the common stock of Cartesian under Cartesian’s 1998 Stock Option Plan, subject to Section 1.3(c) below.

(c) At the Effective Time, the number of shares of Parent Common Stock to be issued to Cartesian Shareholders and the number of shares of Parent Common Stock issuable upon exercise of the Replacement Options shall equal 7,250,000. For each share of Cartesian common stock acquired by a Cartesian optionholder upon the exercise of an option to acquire such share identified on the attached Schedule 2.3, an additional 4.16682 shares of Parent Common Stock will be issued to the Cartesian Shareholders pursuant to Section 1.3(a) and likewise, the number of shares of Parent Common Stock issuable under the Replacement Options will be reduced by 4.16682 shares of Parent Common Stock for each share of Cartesian common stock acquired by a Cartesian optionholder.

(d) Parent will pay to the Cartesian Shareholders cash in the aggregate amount (the “Cash Consideration”) equal to $2,500,000 less the Payoff Amount (defined in Section 5.10 below). The Cash Consideration shall be distributed to the Cartesian Shareholders on a pro rata basis, based on their relative stock ownership interests in Cartesian immediately prior to the Effective Time.

(e) 1,500,000 of the shares of Parent Common Stock to be issued to the Majority Shareholders will be placed in escrow with an escrow agent reasonably satisfactory to Parent (the “Escrow Agent”), pursuant to an escrow agreement to be entered into between Parent, the Majority Shareholders and Escrow Agent, in the form attached hereto as Exhibit 1.3(a) (the “Escrow Agreement”).

1.4. Conversion of Shares

      At the Effective Time, by virtue of the Merger and without any action on the part of any Cartesian Shareholder:

(a) Each share of Cartesian common stock outstanding immediately prior to the Effective Time (the “Cartesian Common Stock”) will be converted into the right to receive (i) 4.16682 shares of Parent Common Stock, adjusted to the nearest whole number, and (ii) cash in an amount equal to the quotient of the Cash Consideration divided by the aggregate number of shares of Cartesian Common Stock outstanding immediately prior to the Effective Time.

(b) Each option granted by Cartesian to acquire shares of Cartesian common stock that is outstanding and unexercised immediately prior to the Effective Time, shall cease to represent a right to acquire shares of Cartesian and shall be converted automatically into a Replacement Option to purchase a number of shares of Parent Common Stock equal to the number of shares of Cartesian common stock that could be purchased under such option multiplied by 4.16682, at a price per share as follows: (i) each option to acquire one share of Cartesian common stock at a strike price of $0.3043 shall be replaced with an option to acquire 4.16682 shares of Parent Common Stock at a strike price of $0.073; and (ii) each option to acquire one share of Cartesian common stock at a strike price of $4.00 shall be replaced with an option to acquire 4.16682 shares of Parent Common Stock at an exercise price of $0.96; provided however, that any fractional shares of Parent Common Stock resulting from such determination shall be rounded down to the nearest share.

(c) Each share of Acquiring Sub common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, remain one validly issued, fully paid and nonassessable share of the common stock, par value $0.001 per share, of the Surviving Corporation.

(d) The Cartesian Shareholders will cease to have any rights as shareholders of Cartesian, except such rights, if any, as they may have pursuant to the CGCL and the DGCL.

(e) If as the result of the conversion of shares of Cartesian common stock into shares of Parent Common Stock a fractional interest in a share of Parent Common Stock would be deliverable under this Section 1.4, in lieu of a fractional share being delivered therefor, such fractional interest shall automatically be converted into the right to receive an amount in cash equal to such fraction multiplied by the closing price of Parent Common Stock on the trading day immediately preceding the Effective Time.

1.5. Exchange of Certificates and Options

      (a) From and after the Effective Time, each holder of an outstanding certificate which immediately prior to the Effective Time represented shares of Cartesian Common Stock (individually, a “Certificate” and, collectively, the “Certificates”), shall receive in exchange therefor, upon surrender thereof to an exchange agent reasonably satisfactory to Parent (the “Exchange Agent”), a certificate or certificates representing the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 1.4 above and an amount of cash determined in accordance with Section 1.4(a)(ii). Notwithstanding any other provision of this Agreement, (i) until holders or transferees of Certificates have surrendered them for exchange as provided herein, no dividends or other distributions shall be paid with respect to any shares represented by such Certificates and no payment for fractional shares shall be made and (ii) without regard to when such Certificates representing shares of Cartesian Common Stock are surrendered for exchange as provided herein, no interest shall be paid on any dividends or other distributions or any payment for fractional shares. Upon surrender of a Certificate, there shall be paid to the holder of such Certificate the amount of any dividends or other distributions which became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of Parent Common Stock represented by the certificate or certificates issued upon such surrender.

      (b) On the Closing Date, Parent shall make available to the Exchange Agent, for the benefit of each holder of Cartesian Common Stock, the Cash Consideration, a sufficient number of certificates representing shares of Parent Common Stock required to effect the exchanges referred to in subsection (a) above and cash for payment of any fractional shares referred to in Section 2.4.

      (c) Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates (as shown on the books of Cartesian as of the Effective Time) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and a portion of the Cash Consideration. Upon surrender of the Certificates for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall reasonably require, the holder of such Certificates shall receive in exchange therefor a pro rata portion of the Cash Consideration and a certificate representing that number of whole shares of Parent Common Stock into which the shares of Cartesian Common Stock, heretofore represented by the Certificates so surrendered, shall have been converted pursuant to the provisions of Section 1.4, and the Certificates so surrendered shall be canceled. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such Parent Common Stock for the account of the persons entitled thereto.

      (d) Promptly following the date which is 12 months after the Effective Time, the Exchange Agent shall deliver to Parent all cash, certificates (including any Parent Common Stock) and other documents in its possession relating to the transactions contemplated by this Agreement, and the Exchange Agent’s duties shall terminate. Thereafter, any holders of Certificates shall contact Parent directly to exchange such Certificates for shares of Parent Common Stock and cash.

      (e) At the Closing, Cartesian will deliver to Parent a certificate of an officer of Cartesian, in form and substance satisfactory to Parent (the “Options Certificate”), certifying the options to acquire Cartesian common stock that are issued and outstanding immediately prior to the Effective Time. The option agreements to be issued by Parent in respect of the Replacement Options (the “Replacement Option Agreements”) shall be issued under Parent’s 1998 Stock Option Plan (the “Plan”) and shall be in form and substance substantially similar to the standard form of Nonqualified Stock Option Agreement used by Parent under the Plan; provided, however, that (i) the exercise price and number of shares covered by the Replacement Option Agreements shall be determined as provided in Section 1.4(b) above, (ii) the vesting schedule of each Replacement Option Agreement shall preserve the vesting schedule (if any) of the Cartesian Option which it replaces (giving effect to any acceleration of such vesting resulting from the Merger); and (iii) each Replacement Option Agreement shall include similar restrictions as those contained in the Lock-Up Agreement (defined in Section 7.2). Parent will issue and deliver the Replacement Option Agreements to the proper parties as soon as practicable after the Closing, upon surrender of the Cartesian options being replaced. The issuance of each Replacement Option is expressly conditioned upon each optionholder executing a Replacement Option Agreement.

1.6. Certificate of Incorporation

      The certificate of incorporation of Acquiring Sub as in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation until further amended in accordance with applicable law.

1.7. Bylaws

      The bylaws of Acquiring Sub as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation until amended or repealed in accordance with applicable law.

1.8. Directors and Officers

      Immediately after the Effective Time, the directors and officers of the Surviving Corporation will be as set forth below, and will serve in such capacities until their respective successors are duly elected and qualified:

Directors	Officers

Jeffrey S. Williams	President-Jeffrey S. Williams
Gary A. Kendra	Secretary-Gary A. Kendra
Treasurer-Steven J. Richvalsky

ARTICLE 2.

REPRESENTATIONS AND WARRANTIES OF

CARTESIAN AND THE MAJORITY SHAREHOLDERS

      Except as set forth in the correspondingly numbered section of the Cartesian Disclosure Schedule attached to this Agreement and delivered to Parent by Cartesian and the Majority Shareholders in connection herewith (the “Cartesian Disclosure Schedule”), Cartesian and each Majority Shareholder, jointly and severally, represent and warrant to Parent and to Acquiring Sub that the following statements are true, complete and correct as of the date of this Agreement and shall be true, complete and correct as of the Effective Time:

2.1. Corporate Organization

      Cartesian is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Cartesian has full corporate power and authority and has all necessary approvals, licenses, permits and authorizations to carry on its business as it is now being conducted and to own, lease and operate its properties and assets. Cartesian has heretofore delivered to Parent complete and correct copies of its articles of incorporation and bylaws, as presently in effect. Cartesian is duly qualified or licensed to do business as a foreign corporation and is in good standing in every jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the nature of the business conducted by it requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have a material adverse effect (a “Material Adverse Effect”) on the business, properties, assets, liabilities, prospects, results of operation or condition (financial or otherwise) of Cartesian and its subsidiary, taken as a whole, or the ability of Cartesian to consummate the transactions contemplated by this Agreement, except that Cartesian is in the process of qualifying to do business in North Carolina.

2.2. Power and Authority

      Cartesian has full corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which it is a party and to perform its obligations hereunder and thereunder. The Board of Directors of Cartesian has duly authorized the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which it is a party and the Cartesian Shareholders have voted in favor of and otherwise approved this Agreement and the Merger as required by the CGCL and the DGCL, and no other corporate proceedings on the part of Cartesian are necessary to authorize the execution and delivery of this Agreement or the consummation by Cartesian of the transactions contemplated hereby. This Agreement constitutes, and the other agreements and instruments to be executed and delivered by Cartesian pursuant to this Agreement, when executed and delivered in accordance with the terms of this Agreement, will constitute, valid and binding legal obligations of Cartesian, enforceable against it in accordance with its terms, subject to the effect of applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance and other laws affecting the rights of creditors generally (the “Enforceability Exceptions”).

2.3. Capitalization

(a) The authorized capital stock of Cartesian consists of 10,000,000 shares of common voting stock, par value $0.001 per share. A total of 1,632,103 shares of common voting stock will be issued and outstanding on or prior to the Closing and owned by the Cartesian Shareholders as set forth in Section 2.3 of the Cartesian Disclosure Schedule (as adjusted for any exercise of Cartesian Options). All issued and outstanding shares of the capital stock of Cartesian are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of, any preemptive rights. Except as set forth in Section 2.3 of the Cartesian Disclosure Schedule, there are no outstanding options, warrants, conversion privileges or other rights to purchase or acquire any shares of capital stock or other equity securities of Cartesian or any outstanding securities that are convertible into or exchangeable for such shares, securities or rights. Except as set forth in Section 2.3 of the Cartesian Disclosure Schedule, there are no contracts, commitments, understandings, arrangements or restrictions by which Cartesian or any of its shareholders are bound to issue or acquire any additional shares of its capital stock or other equity securities or any options, warrants, conversion privileges or other rights to purchase or acquire any capital stock or other equity securities of Cartesian or any securities convertible into or exchangeable for such shares, securities or rights.

(b) Notwithstanding anything to the contrary set forth in this Agreement, including the Cartesian Disclosure Schedule, each Majority Shareholder represents and warrants that neither he, she or it nor any other Cartesian Shareholder or any third party has any claim, right or interest in or to shares of Cartesian Common Stock other than as set forth in Section 2.3 of the Cartesian Disclosure Schedule.

2.4. Subsidiaries

      Except for Cartesian Technologies Europe Ltd., a private limited company formed under the laws of the United Kingdom (“CTE”), Cartesian has no direct or indirect Subsidiary (defined below). CTE is a corporation duly organized, validly existing and in good standing under the laws of the United Kingdom. CTE has full corporate power and authority and has all necessary approvals, licenses, permits and authorizations to carry on its business as it is now being conducted and to own, lease and operate its properties and assets. Cartesian has heretofore delivered to Parent complete and correct copies of CTE’s organizational documents, as presently in effect. CTE is duly qualified or licensed to do business as a foreign corporation and is in good standing in every jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the nature of the business conducted by it requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing would not have a Material Adverse Effect. All issued and outstanding shares of the capital stock of CTE (a) are validly issued, fully paid and nonassessable, (b) were not issued in violation of, any preemptive rights and (c) are owned directly by Cartesian, free and clear of all title defects and objections, claims, security interests, liens, charges and encumbrances of any nature whatsoever (“Liens”). Except as set forth in Section 2.4 of the Cartesian Disclosure Schedule, there are no outstanding options, warrants, conversion privileges or other rights to purchase or acquire any shares of the capital stock or other equity securities of CTE or any outstanding securities that are convertible into or exchangeable for such shares, securities or rights. As used in this Agreement, the term “Subsidiary” means, when used with reference to any person or entity, any corporation, partnership, limited liability company, joint venture or other entity of which such person or entity (either acting alone or together with its other Subsidiaries) owns, directly or indirectly, 50% or more of the capital stock or other voting interests, the holders of which are entitled to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, limited liability company, joint venture or other entity.

2.5. Absence of Violations

      Neither the execution, delivery, performance or compliance of or with this Agreement or any other agreements contemplated herein, nor the consummation of the transactions contemplated herein, will result in a breach of any of the terms, conditions or provisions of, or constitute a default under, or permit the acceleration of rights under or termination of, any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness or other agreement of Cartesian or its Subsidiary (collectively the “Key Agreements and Instruments”), or the Articles of Incorporation, bylaws or other constituent documents of Cartesian or its Subsidiary, or any rule or regulation of any court or federal, state or foreign regulatory board or body, or administrative agency having jurisdiction over Cartesian or its Subsidiary or over their respective properties or businesses. Except as set forth in Section 2.5 of the Cartesian Disclosure Schedule, no event has occurred and no condition exists which, upon notice or the passage of time (or both), would constitute a default under any such Key Agreements and Instruments or under any license, permit or authorization to which Cartesian or its Subsidiary is a party or by which Cartesian or its Subsidiary may be bound.

2.6. Financial Statements

      Cartesian has furnished to Parent the audited consolidated balance sheet as of October 31, 1999, and the audited consolidated financial statements, including balance sheets, statements of operations and statements of cash flow, and notes thereto, for Cartesian as of and for the fiscal year ended October 31, 2000 (collectively, the “Annual Financial Statements”) and the unaudited consolidated balance sheet of Cartesian as at June 30, 2001 (the “Most Recent Balance Sheet”) and the related unaudited consolidated statement of operations for the eight-month period then ended (the “Interim Statements”, and together with the Annual Financial Statements, the “Financial Statements”). The Annual Financial Statements present fairly and accurately the financial position of Cartesian and its Subsidiary as at such dates and the results of their operations and earnings for the periods indicated therein, and have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods indicated (“GAAP”). The Annual Financial Statements shall include the unqualified opinion of Cartesian’s certified independent accountants. The Interim Statements have been prepared in accordance with GAAP subject to normal year-end and audit adjustments and any other adjustments described therein. Except as set forth in Section 2.6 of the Cartesian Disclosure Schedule, the Financial Statements make full and adequate provisions for all obligations, liabilities or commitments, whether fixed or contingent, as of the respective periods indicated, that are required to be reflected therein in accordance with GAAP.

2.7. Accounts Receivable

      All receivables of Cartesian and its Subsidiary (including accounts receivable, loans receivable and advances) which are reflected in the Most Recent Balance Sheet, and all such receivables which will have arisen from the date thereof, shall have arisen only from bona fide transactions in the ordinary course of Cartesian’s or its Subsidiary’s business, as applicable, and shall be (or have been) fully collected when due, or in the case of each account receivable within 90 days after it arose, without resort to litigation and without offset or counterclaim, in the aggregate face amounts thereof, except to the extent of the doubtful accounts reserve reflected on the Most Recent Balance Sheet. Neither Cartesian nor its Subsidiary has received any written or oral claims, defenses or refusals to pay, or granted any rights of set-off, with respect to any receivables.

2.8. Absence of Undisclosed Liabilities

      Except (a) as set forth or reserved against in the Most Recent Balance Sheet, (b) for obligations incurred in the ordinary course of business since the date of the Most Recent Balance Sheet, which are not individually or in the aggregate material in amount, or (c) as set forth in Section 2.8 of the Cartesian Disclosure Schedule, neither Cartesian nor its Subsidiary has any debt, obligation or liability (whether accrued, absolute, contingent, liquidated or otherwise, whether due or to become due, whether or not known to Cartesian or its Subsidiary) arising out of any transaction entered into, or any state of facts existing at or prior to the date hereof, including taxes with respect to or based upon the transactions or events occurring at or prior to the date hereof, and including, without limitation, unfunded past service liabilities under any pension, profit sharing or similar plan.

2.9. Litigation

      There is no legal action, suit, arbitration or other legal, administrative or other governmental investigation, inquiry or proceeding (whether federal, state, local or foreign) pending or, to the best of Cartesian’s and the Majority Shareholders’ knowledge, threatened against or affecting Cartesian or its Subsidiary, their respective properties, assets or business or the transactions contemplated by this Agreement and the other agreements and instruments contemplated by this Agreement. After reasonable inquiry of its management employees, Cartesian is not aware of any fact that might result in or form a reasonable basis for any such action, suit, arbitration, investigation, inquiry or other proceeding. Neither Cartesian nor its Subsidiary is subject to any order, writ, judgment, injunction, decree, determination or award of any court or of any governmental agency or instrumentality (whether federal, state, local or foreign).

2.10. Absence of Certain Developments

      Except as set forth in Section 2.10 of the Cartesian Disclosure Schedule, since June 30, 2001, there has been no (a) material adverse change in the condition, financial or otherwise, of Cartesian or its Subsidiary or in their assets, liabilities, properties, business or prospects, (b) declaration, setting aside or payment of, or any agreement by Cartesian to declare, set aside or pay, any dividend or other distribution with respect to the capital stock of Cartesian (or repurchase or redemption of any capital stock), (c) issuance of, or any agreement by Cartesian or its Subsidiary to issue, capital stock (other than pursuant to the exercise of options, warrants, or convertible securities outstanding at such date) or options, warrants or rights to acquire capital stock, (d) material loss, destruction or damage to any property of Cartesian or its Subsidiary, whether or not insured, (e) acceleration or prepayment of any indebtedness of Cartesian or its Subsidiary for borrowed money or the refunding of any such indebtedness, (f) labor trouble involving Cartesian or its Subsidiary or any material change in either of their personnel or the terms and conditions of employment, (g) waiver of any valuable right by Cartesian or its Subsidiary, (h) increase in, or any agreement by Cartesian or its Subsidiary to increase, salary and benefits of any officer or employee or loan or extension of credit to any officer or employee of Cartesian or its Subsidiary, or (i) acquisition or disposition of any material assets (or any contract or arrangement therefor), or any other material transaction by Cartesian or its Subsidiary otherwise than for fair value in the ordinary course of business.

2.11. Tax Matters

      There are no foreign, federal, state, county or local taxes due and payable by Cartesian or its Subsidiary that have not been paid. Any liability of Cartesian or its Subsidiary for taxes not yet due and payable, or that are being contested in good faith, has been provided for on the Most Recent Balance Sheet in accordance with GAAP. Cartesian and its Subsidiary each has duly filed all foreign, federal, state, county and local tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year. Except as set forth in Section 2.11 of the Cartesian Disclosure Schedule, neither Cartesian nor its Subsidiary has been subject to a foreign, federal or state tax audit of any kind. No claim has been made by any tax authority in a jurisdiction where Cartesian or it Subsidiary does not currently file a tax return that Cartesian or its Subsidiary is or may be subject to tax by such jurisdiction. There is no action, suit, proceeding, investigation, audit or claim now pending against, or with respect to, Cartesian or its Subsidiary in respect of any tax or assessment, nor is any claim for additional tax or assessment asserted by any tax authority. Cartesian and its Subsidiary each has withheld and paid all taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party. Any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of Cartesian or its Subsidiary who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or benefit plan currently in effect would not be characterized as an “excess parachute payment” (as such term is defined in Code Section 280G(b)(1)). Neither Cartesian nor its Subsidiary has made any election under Code Section 341(f).

2.12. Tangible Property

      Section 2.12 of the Cartesian Disclosure Schedule contains a full and complete list of all material equipment, machinery, furniture, fixtures, leasehold improvements and other personal property and fixed assets, whether tangible or intangible, utilized or purported to be owned by Cartesian and its Subsidiary in connection with the operation of their respective businesses (collectively, “Personal Property”). Cartesian and its Subsidiary each has good title to and owns each item of tangible Personal Property reflected on its books and records as owned by it and used in connection with its business, free and clear of all Liens. Except as disclosed in Section 2.12 of the Cartesian Disclosure Schedule, each item of Personal Property has been maintained in accordance with normal industry practice, is in good operating condition and repair (normal wear and tear excepted) and is suitable for the purposes for which it is presently used. Except as disclosed in Section 2.12 of the Cartesian Disclosure Schedule, neither Cartesian nor its Subsidiary leases any item of tangible Personal Property used in its business to or from any third party (all leased tangible Personal Property is referred to in this Agreement as the “Leased Personal Property” and, together with the Leased Real Property (defined below), the “Leased Property”).

2.13. Real Property Owned

      Neither Cartesian nor its Subsidiary owns or has ever owned, in whole or in part, any real property.

2.14. Real Property Leased

      Section 2.14 of the Cartesian Disclosure Schedule lists and briefly describes all real properties leased or subleased to Cartesian or its Subsidiary and used in connection with the operation of their respective businesses (the “Leased Real Property”). Except for the Leased Real Property or as set forth in Section 2.14 of the Cartesian Disclosure Schedule, neither Cartesian nor its Subsidiary has ever leased or subleased any real property for use in connection with the operation of its business. Cartesian has delivered to Parent true, correct and complete copies of the leases and subleases listed in Section 2.14 of the Cartesian Disclosure Schedule.

2.15. Intellectual Property Rights

(a) Except as set forth in Section 2.15(a) of the Cartesian Disclosure Schedule, each of Cartesian and its Subsidiary owns all right, title and interest in and to, or has a valid and enforceable license to use, all of the Intellectual Property (defined in Section 2.15(h) below) used by it in connection with its business, which represents, subject to Section 2.16 below, all intellectual property rights necessary to the conduct of its business as now conducted. Except as set forth in Section 2.15(a) of the Cartesian Disclosure Schedule, each of Cartesian and its Subsidiary has performed all obligations required to be performed by it to date under, and is not in default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any license or other agreement pursuant to which it has the right to use any Intellectual Property. Except as set forth in Section 2.15(a) of the Cartesian Disclosure Schedule, to the best of Cartesian’s and the Majority Shareholders’ knowledge the other party to such license or agreement has no current basis to terminate such license or agreement and no event has occurred which would constitute such a default of such license or agreement. Except as set forth in Section 2.15(a) of the Cartesian Disclosure Schedule, the conduct of Cartesian’s and its Subsidiary’s business as currently conducted does not conflict with or infringe any Intellectual Property or other proprietary right of any third party. Except as set forth in Section 2.15(a) of the Cartesian Disclosure Schedule, there is no claim, suit, action or proceeding pending or, to the best of Cartesian’ and the Majority Shareholders’ knowledge, threatened against Cartesian or its Subsidiary: (i) alleging any such conflict or infringement with any third party’s Intellectual Property or other proprietary rights; or (ii) challenging Cartesian’s or its Subsidiary’s ownership or use of, or the validity or enforceability of any Intellectual Property. Except as disclosed in Section 2.15(a) of the Cartesian Disclosure Schedule and to the best of Cartesian’s and the Majority Shareholders’ knowledge, there are no conflicts with or infringements of any Intellectual Property owned by Cartesian or its Subsidiary by any third party, except infringements which, individually and in the aggregate, would not have a Material Adverse Effect. Except as set forth in Section 2.15(a) of the Cartesian Disclosure Schedule, upon consummation of the transactions contemplated by this Agreement, the Surviving Corporation will continue to own all of the Intellectual Property, free and clear of all Liens and, with respect to all agreements for the lease or license of Intellectual Property which require consents or other actions as a result of the consummation of the transactions contemplated by this Agreement for the Surviving Corporation to continue to use such Intellectual Property after the Closing Date, Cartesian and its Subsidiary will use their best efforts to obtain such consents or take such other actions.

(b) Set forth in Section 2.15(b) of the Cartesian Disclosure Schedule is a complete and current list of registrations (including registrations for intention to use a trademark)/patents pertaining to the Intellectual Property owned by Cartesian or its Subsidiary (“Listed Intellectual Property”), all pending applications for registrations/patents and the owner of record, date of application or issuance and relevant jurisdiction as to each. Except as set forth in Section 2.15(b) of the Cartesian Disclosure Schedule, all Listed Intellectual Property is owned by Cartesian or its Subsidiary, as the case may be, free and clear of all Liens. Except as set forth in Section 2.15(b) of the Cartesian Disclosure Schedule, all Listed Intellectual Property is valid, subsisting, unexpired, in proper form and enforceable and all renewal fees and other maintenance fees that have fallen due on or prior to the effective date of this Agreement have been paid. Except as set forth in Section 2.15(b) of the Cartesian Disclosure Schedule, no Listed Intellectual Property is the subject of any proceeding before any governmental, registration or other authority in any jurisdiction, including any office action or other form of preliminary or final refusal of registration.

(c) Set forth in Section 2.15(c) of the Cartesian Disclosure Schedule is a complete list of all licenses and agreements relating to the Intellectual Property (excluding any Software, as defined in Section 2.16(a) below) or to the right of Cartesian or its Subsidiary to use the proprietary rights of any third party. Except as set forth in Section 2.15 (c) of the Cartesian Disclosure Schedule, neither Cartesian nor its Subsidiary is under any obligation to pay royalties or other payments in connection with any agreement pursuant to which it licenses the rights to use any Intellectual Property (excluding royalties or other payments that are not material in amount and are payable with respect to any Software), nor restricted from assigning its rights respecting Intellectual Property owned by it nor will it otherwise be, as a result of the execution and delivery of this Agreement or the performance of Cartesian’s obligations under this Agreement or any other agreements contemplated hereby, in breach of any agreement relating to the Intellectual Property or required to pay any fee or royalty.

(d) No present or former employee, officer or director of Cartesian or its Subsidiary, or agent or outside contractor of Cartesian or its Subsidiary, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Intellectual Property.

(e) To Cartesian’s and the Majority Shareholders’ knowledge: (i) none of the Intellectual Property has been used, disclosed or appropriated to the detriment of Cartesian or its Subsidiary for the benefit of any person other than Cartesian or its Subsidiary; and (ii) no employee, independent contractor or agent of Cartesian or its Subsidiary has misappropriated any trade secrets or other confidential information of any other person in the course of the performance of his or her duties as an employee, independent contractor or agent of Cartesian or its Subsidiary.

(f) Except as set forth in Section 2.15(f) of the Cartesian Disclosure Schedule, to Cartesian’s and the Majority Shareholders’ knowledge, each of Cartesian’s and its Subsidiary’s transmission, reproduction, use, display or modification of any content relating to it and its operations, software, graphical user interfaces, embedded code or other materials contained in or accessed via any of its web sites (including framing and linking web site content) or other practices in connection therewith do not infringe or violate any proprietary or other right of any other person and no claim relating to such infringement or violation is pending or, to Cartesian’s and the Majority Shareholders’ knowledge, threatened.

(g) Each employee of Cartesian or its Subsidiary who has created any copyrightable or protectable programs, modifications, enhancements or other inventions, improvements, discoveries, methods or works of authorship (“Works”) or any employee of Cartesian or its Subsidiary who in the regular course of his or her employment may create Works and all consultants have signed an assignment or similar agreement with Cartesian or its Subsidiary confirming, as the case may be, Cartesian’s or its Subsidiary’s ownership of, or, in the alternate, transferring and assigning to Cartesian or its Subsidiary all right, title and interest in and to, such programs, modifications, enhancements or other inventions including copyright and other intellectual property rights therein.

(h) As used in this Agreement, “Intellectual Property” means all of the following, owned or used in the current or contemplated business of Cartesian or its Subsidiary, including, without limitation, those items listed in Section 2.15 of the Cartesian Disclosure Schedule: (i) trademarks and service marks, trade dress, product configurations, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) patentable inventions, discoveries, improvements, ideas, know-how, formula methodology, processes, technology, software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data) and applications and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) trade secrets, including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (iv) copyrights in writings, designs software, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) database rights; (vi) Internet web sites, domain names and applications and registrations pertaining thereto and all intellectual property used in connection with or contained in all versions of Cartesian’s or its Subsidiary’s web sites; (vii) rights under all agreements relating to the foregoing; (viii) books and records pertaining to the foregoing; and (ix) claims or causes of action arising out of or related to past, present or future infringement or misappropriation of the foregoing.

2.16. Software

(a) The operating and applications computer software programs and databases owned or used by Cartesian or its Subsidiary (collectively, the “Software”) that are material to the conduct of Cartesian’s or its Subsidiary’s business as now conducted are listed in Section 2.16 of the Cartesian Disclosure Schedule; excluding generally available application software used by Cartesian or its Subsidiary in connection with the ordinary course of its internal business operations, including, without limitation, word processing software, spreadsheet software, e-mail and internal network tool sets, presentation and graphic arts software, basic PC and network operating systems, database and contact management software and other software not used in connection with the operation of Cartesian’s or its Subsidiary’s web sites. Cartesian or its Subsidiary, as applicable, owns or has valid licenses to use all copies of the Software, and neither Cartesian nor its Subsidiary has sold, licensed, leased or otherwise transferred or granted any interest or rights in or to any portion thereof other than as set forth in Section 2.16 of the Cartesian Disclosure Schedule. Except as set forth in Section 2.16 of the Cartesian Disclosure Schedule, none of the Software owned by Cartesian or its Subsidiary (the “Proprietary Software”), and to Cartesian’s and the Majority Shareholders’ knowledge none of the Software owned by third parties and used by Cartesian or its Subsidiary, nor any use thereof, conflicts with, infringes upon or violates any intellectual property or other proprietary right of any other person and, to Cartesian’s and the Majority Shareholders’ knowledge, no claim, suit, action or other proceeding with respect to any such infringement or violation is threatened or pending. Each of Cartesian and its Subsidiary has taken, and will continue to take, all steps reasonably necessary to protect its right, title and interest in and to the Proprietary Software in accordance with standard industry practice. Neither Cartesian nor its Subsidiary has committed, or will commit, any acts, and has omitted, or will omit, to take any actions, which would cause a forfeiture of abandonment of any rights in the Proprietary Software or would cause the Proprietary Software to enter into the public domain.

(b) Cartesian and its Subsidiary possess or have access to the original and all copies of all documentation and all source code or password protected code, as applicable, for all of the Proprietary Software. Except as set forth in Section 2.16 of the Cartesian Disclosure Schedule, upon consummation of the transactions contemplated by this Agreement, the Surviving Corporation will continue to own all of the Proprietary Software, free and clear of all Liens and, with respect to all agreements for the lease or license of Software which require consents or other actions as a result of the consummation of the transactions contemplated by this Agreement for the Surviving Corporation to continue to use and operate such Software after the Closing Date, Cartesian and its Subsidiary will use their best efforts to obtain such consents or take such other actions. Except as set forth in Section 2.16 of the Cartesian Disclosure Schedule, none of the Proprietary Software is subject to a software escrow agreement.

2.17. Insurance

      Cartesian and its Subsidiary have maintained and now maintain insurance with respect to the Personal Property, the Leased Property and their respective businesses, covering property damage by fire or other casualty, and against such liabilities, claims and risks, including, without limitation, product liability and workers compensation, and in such amounts as is customary or appropriate in the industry. Concurrently with or prior to the execution of this Agreement, Cartesian has delivered to Parent or Parent’s counsel true, correct and complete copies of all such insurance policies. Except as set forth in Section 2.17 of the Cartesian Disclosure Schedule, all such insurance policies will be in full force and effect through the Closing Date. Except as set forth in Section 2.17 of the Cartesian Disclosure Schedule, to Cartesian’s and the Majority Shareholders’ knowledge, no event has occurred forming the basis for any present property, casualty or fidelity claim against Cartesian or its Subsidiary which is not fully covered by insurance, net of any applicable deductibles. Except as set forth in Section 2.17 of the Cartesian Disclosure Schedule, neither Cartesian nor the Majority Shareholders know of any occurrence, circumstance or event that could reasonably be expected to result in any such claim.

2.18. Inventory

      Each of Cartesian’s and its Subsidiary’s inventory is, and each of their respective works-in-process, when completed will be, merchantable and fit for the purpose for which it was procured or manufactured, useable and saleable in the ordinary course of business, and is carried on the Financial Statements at an amount not in excess of net realizable value. Except as disclosed in Section 2.18 of the Cartesian Disclosure Schedule, each of Cartesian’s and its Subsidiary’s inventory is not, and their respective works-in-process, when completed, will not be, obsolete or surplus. As used in the foregoing sentence, “obsolete” refers to inventory which is not, or work-in-process which, when completed, will not be, useable or saleable because of legal restrictions, failure to meet specifications, loss of market, damage, physical deterioration or any other cause whatsoever, and “surplus” refers to inventory which does not, or work-in-process which, when completed, will not, exceed known or anticipated requirements in the reasonable business judgment of Cartesian or its Subsidiary based upon there being no orders for such material within the past six months.

2.19. Material Contracts

      Set forth in Section 2.19 of the Cartesian Disclosure Schedule is a true and complete list of each contract, agreement, instrument, commitment and other arrangement to which Cartesian or its Subsidiary is a party or otherwise relating to or affecting any of its assets, including without limitation, any employment, severance or consulting agreements; loan, credit or security agreements; joint venture agreements or distribution agreements which cannot be terminated on ninety (90) days’ notice without penalty or premium and either (a) has a duration of over 1 year or (b) involves the expenditure or receipt of revenues by Cartesian or its Subsidiary of over $75,000 (each, a “Material Contract”). Each Material Contract is valid, binding and enforceable against the parties thereto in accordance with its terms, and in full force and effect. Cartesian or its Subsidiary, as applicable, has performed all obligations required to be performed by it to date under, and is not in default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Material Contract such that the other party to such Material Contract may obtain damages or terminate such Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default. To the knowledge of Cartesian and the Majority Shareholders, no other party to any Material Contract is in default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default. Cartesian has made available and shall have delivered, as of the Closing Date, to Parent or its representatives true and complete originals or copies of all the Material Contracts. Except as set forth in Section 2.19 of the Cartesian Disclosure Schedule, within the past 60 days, none of the contracts, agreements, instruments, commitments and other arrangements to which Cartesian or its Subsidiary is a party and through which Cartesian or its Subsidiary has derived more than $50,000 in annual revenue in the past twelve months (a “Material Revenue Contract”) has been terminated prior to its expiration (and no notice has been given or event has occurred which, with due notice or lapse of time or both, would result in such termination), and each such Material Revenue Contract (including Material Revenue Contracts that have expired within the past 60 days) is valid, binding and enforceable against the parties thereto in accordance with its terms, and in full force and effect. Except as set forth in Section 2.19 of the Cartesian Disclosure Schedule, to Cartesian’s and the Majority Shareholders’ knowledge, no party to a Material Revenue Contract is unwilling to use Cartesian’s or its Subsidiary’s services.

2.20. Compliance with Laws; Permits and Licenses

      Each of Cartesian and its Subsidiary is in compliance with all laws, rules, regulations and orders applicable to it, the conduct of its business, its lease of the Leased Property or the ownership of its assets, except where the failure to be in compliance would not have a Material Adverse Effect. To the knowledge of Cartesian and the Majority Shareholders, neither Cartesian’s or its Subsidiary’s use of its assets and its lease of the Leased Property, nor the operation of its business, violates any laws, rules, regulations or orders. Section 2.20 of the Cartesian Disclosure Schedule lists all material governmental franchises, permits, licenses or other authorizations held by Cartesian or its Subsidiary (the “Permits”), true and complete copies of all of which have been delivered to Parent. Except as set forth in Section 2.20 of the Cartesian Disclosure Schedule, each of Cartesian and its Subsidiary has obtained all permits, licenses, franchises and other authorizations necessary or desirable with respect to the operation of its business or the lease of the Leased Property, except where the failure to obtain such permits, licenses, franchises and other authorizations would not have a Material Adverse Effect. Neither Cartesian nor its Subsidiary is in violation of the terms of any Permit, except for delays in filing reports or violations which, alone or in the aggregate, would not have a Material Adverse Effect. Except as set forth in Section 2.20 of the Cartesian Disclosure Schedule, no action or proceeding looking to or contemplating the revocation or suspension of any of the Permits is pending or, to Cartesian’s and the Majority Shareholders’ knowledge, threatened.

2.21. Employees

(a) Section 2.21 of the Cartesian Disclosure Schedule contains a complete and accurate list of: (i) all of Cartesian’s and its Subsidiary’s employees (the “Employees”); (ii) each Employee’s salary or hourly rate currently in effect and annual bonus (last paid or payable), if any; (iii) all fringe benefits or incentives paid or payable to each Employee and the total value of such other fringe benefits and incentives (including the number of each Employee’s accrued but unused vacation or sick days); and (iv) any bonus or other payment earned by but not yet paid to each Employee. Except as set forth in Section 2.21 of the Cartesian Disclosure Schedule, no Employees are currently on leave of absence, layoff, military leave, suspension, sick leave, workers’ compensation, salary continuance or short or long term disability or otherwise not actively performing his or her work during normally scheduled business hours. Section 2.21 of the Cartesian Disclosure Schedule contains a complete and accurate list of all of Cartesian’s and its Subsidiary’s former employees and their dependents who are receiving, or who have the right to elect to receive, COBRA coverage (as defined below), the types of benefits each is receiving and the premium therefor, the beginning date of their COBRA coverage, the qualifying event that occasioned such coverage, and all dependents of Employees who are confined to their home or a hospital. “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(b) Cartesian has provided to Parent true and correct copies of all current and prior employee handbooks or similar material documents relating to the Employees. Section 2.21 of the Cartesian Disclosure Schedule also contains a complete and accurate list of the names and current compensation rates of all entities and individuals performing services for Cartesian or its Subsidiary and who are treated by Cartesian or its Subsidiary, as applicable, not as employees but as independent contractors. In addition, Section 2.21 of the Cartesian Disclosure Schedule contains a complete and accurate list of the names and current compensation rates of all individuals performing services for Cartesian or its Subsidiary and who are treated by Cartesian or its Subsidiary, as applicable, not as direct employees but as leased employees and identifies the entity through which each such individual is leased.

2.22. Employee Relations

(a) Except as set forth in Section 2.22 of the Cartesian Disclosure Schedule, there are no written or oral collective bargaining or other employment contracts, agreements or understandings with or affecting any Employee. Except as set forth in Section 2.22 of the Cartesian Disclosure Schedule, hours worked by, and payments made to, all Employees have been in compliance with the Fair Labor Standards Act and other applicable foreign, federal, state or local laws. Except as set forth in Section 2.22 of the Cartesian Disclosure Schedule (i) there is no unfair labor practice charge or complaint concerning Cartesian’s or it Subsidiary’s business or any Employee pending before any governmental agency in any jurisdiction in which Cartesian or its Subsidiary conducts business; (ii) there is no labor strike or material slowdown, work stoppage, lockout or other collective labor action actually pending or threatened against or affecting Cartesian’s or its Subsidiary’s business, and neither Cartesian nor its Subsidiary has experienced any strike or material slowdown, work stoppage, lockout or other collective labor action in connection with Cartesian’s or its Subsidiary’s business or by or with respect to any Employees; (iii) there is no representation claim or petition concerning Cartesian’s or its Subsidiary’s business or any Employee pending before any governmental agency in any jurisdiction in which Cartesian or its Subsidiary conducts business, and no question concerning representation exists relating to the Employees; (iv) there are no charges with respect to or relating to Cartesian’s or its Subsidiary’s business pending before the Equal Employment Opportunity Commission or any agency in any jurisdiction in which Cartesian or its Subsidiary conducts business responsible for the prevention of unlawful employment practices; (v) there are no internal charges or claims against Cartesian or its Subsidiary concerning its business for sexual harassment or discrimination of any kind; (vi) neither Cartesian nor its Subsidiary has received formal notice from any governmental agency responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of its business and no such investigation is currently in progress; and (vii) to Cartesian’s and the Majority Shareholders’ knowledge, no key Employee or group of Employees has any plans to terminate employment with Cartesian or its Subsidiary.

(b) Except as set forth in Section 2.22 of the Cartesian Disclosure Schedule, each of Cartesian and its Subsidiary has complied with all applicable foreign, federal, state and local employment and labor laws and regulations regarding employees, labor and employment practices, and terms and conditions of employment, including but not limited to the National Labor Relations Act of 1947, as amended, the Fair Labor Standards Act, as amended, the Equal Pay Act of 1963, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act of 1967, as amended, The Immigration Reform and Control Act of 1986, as amended, the Civil Rights Act of 1866, 42 U.S.C. Sec. 1981 & 1983, as amended, The Occupational Safety & Health Act, as amended, the Rehabilitation Act of 1973, as amended, the Employee Retirement Income Security Act of 1974, as amended, Executive Order 11246, the Vietnam Era Veterans’ Readjustment Assistance Act of 1974, as amended, the Drug Free Workplace Act of 1986, as amended, the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the Family and Medical Leave Act of 1993, as amended, and all similar or related foreign, state and local statues and regulations.

(c) Except as set forth in Section 2.22 of the Cartesian Disclosure Schedule, all payments determined to be due from Cartesian or its Subsidiary on account of any Employee’s work, health or welfare insurance under any agreement, whether oral or written, will have been timely paid as of the Closing Date. Except as set forth in Section 2.22 of the Cartesian Disclosure Schedule, there are no vacation monies or monies due for accumulated sick leave which have been earned by any Employee under any agreement, whether oral or written, that have not been paid, nor are there any severance payments which could become payable by Parent under the terms of any oral or written agreement or commitment. Neither Cartesian nor its Subsidiary has any obligation to, or with respect to, any individual leased to it by any other person for any employee benefits or withholding or other taxes, of any sort or nature whatsoever, all of which are provided or paid by the lessor of such individual. To the knowledge of Cartesian and the Majority Shareholders, there will not be any material adverse change in relations with employees or agents of Cartesian or its Subsidiary as a result of consummation of the transactions contemplated by this Agreement. No employee or agent of Cartesian or its Subsidiary will become entitled to any payment or benefit under any contract, plan, understanding, agreement, bonus or arrangement, whether oral or written, between Cartesian or its Subsidiary, as applicable, and such employee or agent if the employment or engagement of such employee or agent is terminated following the consummation of the transactions contemplated by this Agreement. Except as set forth in Section 2.9 of the Cartesian Disclosure Schedule, there is no pending, and to the knowledge of Cartesian and the Majority Shareholders no basis for, litigation against Cartesian or its Subsidiary by any current or former employee, or group of current or former employees, of Cartesian or its Subsidiary that is based on claims arising out of such current or former employee’s employment relationship with Cartesian or its Subsidiary, including, but not limited to, claims for breach of contract, tort, discrimination, employee benefits, wrongful termination or any common law statutory claims.

2.23. Employee Benefit Plans

(a) Controlled Group. Except as set forth in Section 2.23 of the Cartesian Disclosure Schedule, none of the entities constituting Cartesian is now, has ever been and will not be at any time prior to the

Closing Date, a member of: (1) a controlled group of corporations as defined in Code Section 414(b); (2) a group of trades or businesses under common control as defined in Code Section 414(c); (3) an affiliated service group as defined in Code Section 414(m); (4) a group of businesses referred to in Code Section 414(o); (5) a group of trades or businesses under common control as defined in Section 4001(b) of ERISA; or (6) any other group under the laws, rules or regulations of a foreign country similar to (1) through (5).

(b) Definitions: For purposes of this Section 2.23, the following terms shall have the meanings set forth below:

(i) “Cartesian Affiliate” means any other person or entity that would be a member of Cartesian’s controlled group within the meaning of Section 2.23(a) above;

(ii) “Cartesian Employee” means any current, former or retired employee, officer or director of Cartesian or any Cartesian Affiliate;

(iii) “Employee Agreement” refers to each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between Cartesian or any Cartesian Affiliate and any Employee or consultant;

(iv) “Employee Plan” refers to any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, unit or unit related awards, fringe benefits or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded and whether or not legally binding, including without limitation, each “employee benefit plan”, within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to or required to be contributed to by Cartesian or any Cartesian Affiliate for the benefit of any Cartesian Employee, and pursuant to which Cartesian or any Cartesian Affiliate has or may have any material liability contingent or otherwise;

(v) “Employee Benefit Plan” means an Employee Agreement or an Employee Plan.

(vi) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

(vii) “IRS” means the Internal Revenue Service;

(viii) “Pension Plan” refers to each Employee Benefit Plan that is an “employee pension benefit plan”, within the meaning of Section 3(2) of ERISA; and

(ix) “Welfare Plan” refers to each Employee Benefit Plan that is an “employee welfare benefit plan”, within the meaning of Section 3(1) of ERISA.

(c) Cartesian Employee Benefit Plans and Documents. Section 2.23 of the Cartesian Disclosure Schedule lists the Employee Benefit Plans currently or previously maintained, contributed to or entered into by Cartesian or any Cartesian Affiliate and under which Cartesian or any Cartesian Affiliate has any current or potential obligation or liability, fixed or contingent. Cartesian has provided to Parent true, correct and complete copies of all current and prior material documents relating to the Employee Benefit Plans listed in Section 2.23 of the Cartesian Disclosure Schedule, including, but not limited to: (1) plan documents; (2) trust documents; (3) plan and trust amendments; (4) summary plan descriptions, amendments thereto, and all other communication material provided to employees; (5) summaries of material modifications; (6) insurance or annuity contracts; (7) the most recent financial statements; (8) with regard to self-funded Welfare Plans, experience data for the prior three (3) plan years as well as documentation and calculations demonstrating the value of accrued obligations under such plans as of the Closing Date and copies of all “stop-loss” insurance policies with respect to such Welfare Plans; (9) if Cartesian provides, or has any commitment or obligation to provide, any Welfare or other Employee Benefits to retirees, copies of all documentation and calculations demonstrating the present value of such obligation or commitment as of the Closing Date; (10) if Cartesian or any Cartesian Affiliate maintains a defined benefit pension plan, as defined in Section 3(35) of ERISA, the most recent actuarial valuation for each such plan and copies of any funding waivers and applications therefor, and all related correspondence and documentation; (11) the three (3) most recent annual reports filed with the Department of Labor or the IRS or, in the alternative, a statement as to why such reports were not filed; (12) agreements with respect to leased or temporary employees or independent contractors; (13) all IRS rulings, if any; and the most recent IRS determination letters and copies of all applications and correspondence to or from the IRS or the Department of Labor (“DOL”) with respect to any Employee benefit Plan.

(d) Representations. Except as specifically set forth in Section 2.23 of the Cartesian Disclosure Schedule:

(i) Qualification. All Pension Plans required to be listed in Section 2.23 of the Cartesian Disclosure Schedule, and the related trusts, if any, now meet, and since their inception have met, and as of the Closing Date shall meet, the requirements for qualification under Code Section 401(a) and are now, and since their inception have been, exempt from taxation under Code Section 501(a);

(ii) Determination Letters. The IRS has issued a favorable determination letter with respect to the qualified status of each such Pension Plan and trust, and has not taken any action to revoke such letter;

(iii) Satisfaction of Obligation. Cartesian and each Cartesian Affiliate have timely performed, and through the Closing Date shall timely perform, all obligations required to be performed by them under the Employee Benefit Plans (including, but not limited to, the making of all contributions), are not in default under, or in violation of, and have no knowledge of any such default or violation of any other party to, any and all of the Employee Benefit Plans;

(iv) Compliance With Laws. Each Employee Benefit Plan is, by its terms and in the manner in which it has been and will be administered, has been, and through the Closing Date shall be, in compliance with ERISA, the Code, the Age Discrimination in Employment Act, COBRA, the Family Medical Leave Act, the Health Insurance Portability and Accountability Act of 1996, and any other applicable federal, state or local laws, and, if applicable, any foreign laws, except where the failure to comply would not have an adverse affect on Cartesian’s and its Subsidiary’s business, and each Employee Benefit Plan is valid and binding, in full force and effect, and there are no defaults on the part of Cartesian or any Cartesian Affiliate thereunder. There are no inquiries or proceedings pending or, to the knowledge of Cartesian, any Cartesian Affiliate or the Majority Shareholders, threatened by the IRS or DOL with respect to any Cartesian Employee Plan, and neither Cartesian nor any Cartesian Affiliate is subject to any penalty or tax with respect to any Cartesian Employee Plan under Section 402(i) of ERISA or Code Sections 4975 through 4980;

(v) No Amendments. Since the date of the Most Recent Balance Sheet, there has been no amendment to, written interpretation or announcement (whether or not written) by Cartesian or any Cartesian Affiliate relating to, or change in employee participation or coverage under, any Employee Benefit Plan that would increase the expense of maintaining such Employee Benefit Plan above the level of the expense incurred in respect thereof as reported on such Balance Sheet. Cartesian does not have any plan or commitment, whether legally binding or not, to establish any new Cartesian Employee Plan or Cartesian Employee Agreement, to modify any Cartesian Employee Plan or Cartesian Employee Agreement (except to the extent required by law or to conform any such Cartesian Employee Plan or Cartesian Employee Agreement to the requirements of any applicable law, or as required by this Agreement), or to enter into any Cartesian Employee Plan or Cartesian Employee Agreement, nor does it have any intention or commitment to do any of the foregoing;

(vi) No Prohibited Transactions. None of the Employee Benefit Plans maintained by Cartesian or any Cartesian Affiliate, nor any trust created thereunder, any trustee, administrator or other fiduciary thereof, nor Cartesian or any Cartesian Affiliate has engaged in any transaction, which would violate Code Section 4975, or Sections 406 and 407 of ERISA, or, if applicable, any similar provision under foreign law and for which no individual, statutory or class exemption exists (if a violation would exist except for an exemption, a description of the transaction and the exemption are listed in Section 2.23 of the Cartesian Disclosure Schedule), and the transactions contemplated by this Agreement will not cause any such breach or violation;

(vii) No Claims Pending or Threatened. There are not presently, nor shall there be prior to the Closing Date, any actions, suits or claims pending (other than routine claims for benefits) or, to the best knowledge of Cartesian, the Cartesian Affiliates and the Majority Shareholders, threatened against, any Employee Benefit Plan, against the assets, fiduciaries or administrators of any Employee Benefit Plan, or against Cartesian or any Cartesian Affiliate for benefits arising under or pursuant to any Employee Benefit Plan or asserting a violation of Part 4 of Title I of ERISA;

(viii) No Excise Taxes or Penalties. Neither Cartesian nor any Cartesian Affiliate is now, nor on the Closing Date will be, liable for imposition of any excise tax or penalty under Code Chapters 43 and 47 or Section 502(l) of ERISA;

(ix) Pension Plans. Except as set forth in Section 2.23 of the Cartesian Disclosure Schedule, neither Cartesian nor any Cartesian Affiliate does now, nor did it ever, maintain, establish, sponsor, participate in or contribute to any Pension Plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Code Section 412;

(x) No Funding Deficiency. Cartesian does not have, and on the Closing Date will not have, an “accumulated funding deficiency”, as that term is used in Code Section 412 or Section 302 of ERISA, whether or not waived, with regard to any Employee Benefit Plan;

(xi) No Liens. Neither Cartesian nor any Cartesian Affiliate has or reasonably expects to become subject to a Lien in favor of any Pension Plan under Sections 302(f) or 307 of ERISA or Code Sections 401(a)(29) or 412(n);

(xii) Defined Benefit Plans. With regard to each plan that is a defined benefit plan within the meaning of Section 3(35) of ERISA, Cartesian and each Cartesian Affiliate have timely paid all contributions on behalf of prior plan years and a pro rata portion through the Closing Date of all employer contributions that have or will accrue for the current Plan Year;

(xiii) No Reportable Event. No proceeding has been initiated, nor shall any proceeding be initiated prior to the Closing Date, by the Pension Benefit Guaranty Corporation, to terminate any Employee Benefit Plan and no “reportable event”, within the meanings of Section 4043 or 4063 of ERISA, has occurred, nor shall any occur prior to the Closing Date, with respect to any Employee Benefit Plan;

(xiv) Bonding. Each “plan official”, within the meaning of Section 412 of ERISA, of each Employee Benefit Plan is, and through the Closing Date shall be, bonded to the extent required by said Section 412;

(xv) No Multiple Employer Plan. Neither Cartesian nor any Cartesian Affiliate presently, nor will it prior to the Closing Date, nor did it previously, participate in, contribute to, or employ any persons covered by any “multiple employer plan” as discussed in Code Section 413(c);

(xvi) No Multiemployer Plan. Neither Cartesian nor any Cartesian Affiliate presently, nor will it prior to the Closing Date, nor did it previously, participate in, contribute to, nor employ any persons covered by a “multiemployer plan” as defined in Section 3(37) of ERISA;

(xvii) No Withdrawal Liability. Neither Cartesian nor any Cartesian Affiliate has incurred, nor will it incur prior to the Closing Date, any withdrawal liability, as defined in Title IV of ERISA, to a multiemployer plan;

(xviii) No Retiree Benefits. No retiree benefits are payable, either now or in the future, pursuant to any Welfare Plan, nor shall an obligation to provide such benefits be incurred prior to the Closing Date;

(xix) No Severance Benefits. No severance benefits are or will be payable pursuant to any Employee Benefit Plan of Cartesian or any Cartesian Affiliate, or otherwise, or because of the transactions contemplated by this Agreement;

(xx) Reporting and Disclosure. With regard to each Employee Benefit Plan, Cartesian and each Cartesian Affiliate has timely complied with, and will through the Closing Date continue to timely comply with, all reporting and disclosure requirements of ERISA and the Code;

(xxi) Sufficient Assets. As of the Closing Date: (A) with regard to funded plans, the assets of each such Employee Benefit Plan listed in Section 2.23 of the Cartesian Disclosure Schedule will be equal to or greater than the accrued benefits of the participants and beneficiaries of such plans determined, if they are defined benefit plans, pursuant to the actuarial methods and assumptions utilized by the Pension Benefit Guaranty Corporation in the event of plan termination and pursuant to comparable procedures under any applicable foreign law and/or agency; (B) with regard to Employee Benefit Plans that are funded by the general assets of Cartesian or any Cartesian Affiliate, a sufficient reserve has been established on the books of Cartesian to pay all accrued benefits of participants and beneficiaries including those for which claims may be received after the Closing Date but relating to events occurring before the Closing Date; and (C) with regard to insured Employee Benefit Plans, all insurance premiums to provide benefits under such plans through the Closing Date are paid;

(xxii) Sufficient Insurance. All self-insured Welfare Plans maintained by Cartesian are covered by stop-loss insurance with a retainage by Cartesian which does not exceed $25,000.00 and all insurance premiums to provide coverage under such stop-loss policies through the Closing Date are paid;

(xxiii) No Further Liabilities. Cartesian does not, and shall not as of the Closing Date, have any liability or obligation to any Employee Benefit Plan or to the Pension Benefit Guaranty Corporation, Department of Labor, Department of Treasury or similar agency of a foreign government, any other plan or entity, or, except for routine claims for benefits, any employee, participant or beneficiary of any Employee Benefit Plan, arising out of or pursuant to any Employee Benefit Plan;

(xxiv) No Arrears. There are no arrears in the payment of wages, taxes or workers compensation assessments or penalties, and Cartesian has deducted and timely remitted to the relevant governmental authority all taxes, unemployment insurance contributions or other amounts which it is required by statute to deduct or remit to any governmental authority;

(xxv) Defined Contribution Plans. With respect to each plan that is a defined contribution plan within the meaning of Section 3(34) of ERISA, Cartesian and each Cartesian Affiliate have timely paid all contributions on behalf of prior plan years, and any salary deferrals and employer contributions, including matching contributions, that have accrued for the current plan year prior to the Closing Date;

(xxvi) Termination and Amendment. Each Employee Benefit Plan listed in Section 2.23 of the Cartesian Disclosure Schedule is, and shall be through the Closing Date, terminable, and/or subject to amendment by Cartesian, at the discretion of Cartesian, with no liability for benefits incurred after such termination or inconsistent with the terms of any amendment after its effective date;

(xxvii) COBRA Notices. Cartesian has provided, or will have provided prior to the Closing, to individuals entitled thereto all required notices and coverage pursuant to COBRA with respect to any “qualifying event” (as defined in Code Section 4980B(f)(3)) occurring prior to and including the Closing Date;

2.24. Environmental, Health and Safety Matters

(a) Each of Cartesian and its Subsidiary has complied in all material respects with all laws (including rules and regulations thereunder) of all applicable federal, state, local and foreign governments, and their respective agencies, concerning the environment, public health and safety and employee health and safety, and no charge, complaint, action, suit, proceeding, hearing, investigation, claim, demand or notice has been filed, commenced or threatened against Cartesian or its Subsidiary alleging any failure to comply with any such law or regulation, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), the Federal Water Pollution Control Act of 1972, the Clean Air Act of 1970, the Safe Drinking Water Act of 1974, the Toxic Substances Control Act of 1976, the Refuse Act of 1989, the Emergency Planning and Community Right-to-Know Act of 1986, the Federal Resource Conservation and Recovery Act, each as amended, or any other law of any government or agency concerning the storage, treatment, handling, transport, disposal, or the release or threatened release of Hazardous Substances (as defined below) or hazardous materials, public health and safety, employee health and safety or pollution or protection of the environment (collectively, the “Environmental Statutes”). No environmental conditions have existed on the Leased Real Property that violated and no environmental conditions currently exist on the Leased Real Property that currently violate any Environmental Statute, where such environmental conditions will result in the Surviving Corporation or Parent incurring any costs or expenses for damages, fines, penalties, environmental remediation or investigation expenses or environmental removal expenses. There are no Hazardous Substances currently utilized or stored at the Leased Real Property except for those for which permits have been obtained and are in effect or are present in a manner or in quantities which do not require issuance of permits under the Environmental Statutes. There is no contamination in soils, surface water or groundwater of or beneath the Leased Real Property above levels that exceed remediation standards based on regulations, guidance or risk-based criteria warranting studies or remediation or both that would have any reasonable likelihood, singly or in the aggregate, of having a Material Adverse Effect. “Hazardous Substances” means any material presently listed, defined, designated or classified as hazardous, biohazardous medical waste, toxic or radioactive, under any Environmental Statute, whether by type or by quantity, and petroleum or any derivative or by-product thereof.

(b) Except as set forth in Section 2.24 of the Cartesian Disclosure Schedule:

(i) Each of Cartesian and its Subsidiary has been issued all permits, certificates, approvals, licenses and other authorizations required under all Environmental Statutes, has timely applied therefore and is and continues to be in compliance therewith and Cartesian and its Subsidiary, and their respective predecessors in interest, have had all such required permits and other authorizations and have been in compliance therewith, in each case except for such permits and authorizations with respect to which the failure to obtain or comply with which would not have a Material Adverse Effect; and

(ii) Neither Cartesian or its Subsidiary, nor any of their respective predecessors in interest, has arranged for the transportation, treatment or disposal of any waste that was disposed of or treated at any site listed on any federal CERCLA or state list or other comparable foreign or other lists of hazardous substances sites.

2.25. Product Warranties

      All products manufactured, sold, leased or delivered by Cartesian or its Subsidiary in the conduct of its business are in conformity with all applicable contractual commitments and all express and implied warranties, and neither Cartesian nor its Subsidiary has any liability (and there is no basis for any present or future charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand against Cartesian or its Subsidiary giving rise to any liability) for replacement or repair of any such products or other damages in connection therewith. No product manufactured, sold, leased or delivered by the Company or its Subsidiary is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale or lease. Section 2.25 of the Cartesian Disclosure Schedule includes copies of the standard terms and conditions of sale or lease for Cartesian and its Subsidiary, including any guaranty, warranty and indemnity provisions.

2.26. Product Liabilities

      Neither Cartesian nor its Subsidiary has any liability (and there is no basis for any present or future charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand against Cartesian or its Subsidiary giving rise to liability) arising out of any injury to persons or property as a result of the ownership, possession or use of any product manufactured, sold, leased or delivered by Cartesian or its Subsidiary.

2.27. Consents

      Except for (a) the filing of the Articles of Merger with the Secretary of State of the State of California and the Secretary of State of the State of Delaware and (b) the required consents set forth in Section 2.27 of the Cartesian Disclosure Schedule, no consent, approval or authorization of, or designation, declaration or filing with, any governmental authority or agency or any other third party is required on Cartesian’s part in connection with the valid execution and delivery of this Agreement or the consummation of the transactions herein contemplated other than such consents, approvals, authorizations, designations, declarations or filings which, if not made or obtained, as the case may be, would not, in the aggregate, have a Material Adverse Effect.

2.28. Certain Interests

      Except as set forth in Section 2.28 of the Cartesian Disclosure Schedule, neither the Cartesian Shareholders, Cartesian or its Subsidiary nor any of Cartesian’s or Subsidiary’s officers or, to the best of Cartesian’s and the Majority Shareholders’ knowledge, directors, has any interest, either by way of contract or by way of investment (other than as holder of not more than 2% of the outstanding capital stock of a publicly traded person) or otherwise, directly or indirectly, in any person other than Cartesian or its Subsidiary that (a) provides any services or designs, produces or sells any product or product lines or engages in any activity similar to or competitive with any activity currently proposed to be conducted by Cartesian or its Subsidiary, (b) has any direct or indirect interest in any asset or property, real or personal, tangible or intangible, owned or used by Cartesian or its Subsidiary or (c) any suppliers, vendors or customers of Cartesian or its Subsidiary.

2.29. Obligations to Comerica Bank

      Neither Cartesian nor its Subsidiary has any liability or obligation of any kind to Comerica Bank, a Michigan banking corporation (“Comerica”), and neither Cartesian nor its Subsidiary has granted a lien or security interest on any of its assets to Comerica to secure any liability or obligation owing by it or any other party to Comerica, other than with respect to or in connection with the credit facilities made available to Cartesian by the United States Small Business Administration through Comerica, as described in Section 2.29 of the Cartesian Disclosure Schedule.

2.30. Intercompany Accounts

      As at the Closing Date, upon consummation of the transactions contemplated by this Agreement, there will be no intercompany balances, charges or loans between Cartesian and any Cartesian Shareholder or any affiliate of any Cartesian Shareholder. Section 2.30 of the Cartesian Disclosure Schedule identifies the intercompany balances, charges or loans outstanding as of the date of this Agreement between Cartesian and any Cartesian Shareholder or any affiliate of any Cartesian Shareholder.

2.31. Revision of Certain Agreements

      Prior to the date of this Agreement, Cartesian entered into (a) a Technology Transfer and License Agreement with Biodot, Inc., a California corporation (“Biodot”), and (b) an Agreement with Biodot regarding the termination of all previous agreements and understandings, both upon terms and conditions satisfactory to Parent, true, correct and complete copies of which have been delivered by Cartesian to Parent.

2.32. Voting Agreements

      Each of the Majority Shareholders has executed and delivered a voting agreement, in the form attached as Exhibit 2.32 (collectively, the “Voting Agreements”), with respect to the voting of all shares of Cartesian Common Stock owned by him or it (which in the aggregate represents the necessary percentage of voting power of Cartesian to effect the shareholder approval) in favor of the transactions contemplated by this Agreement. Such Voting Agreements are in full force and effect and have not been rescinded, abrogated or canceled in any manner.

2.33. Registration Statement and Proxy Statement

      None of the information to be supplied by Cartesian or the Cartesian Shareholders for inclusion in (a) the Registration Statement on Form S-4 to be filed under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities Exchange Commission in connection with the Merger for the purpose of registering the shares of Parent Common Stock to be issued in the Merger (the “Registration Statement”) or (b) the proxy statement to be distributed in connection with Parent’s meeting of stockholders to vote upon this Agreement and the transactions contemplated by this Agreement, and any amendments thereof or supplements thereto (the “Proxy Statement” and, together with the prospectus included in the Registration Statement, the “Joint Proxy Statement/ Prospectus”)) will, in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the meetings of Parent’s stockholders to be held in connection with the transactions contemplated hereby, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such meeting of Parent’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements, in the light of the circumstances under which they are made, not misleading.

2.34. Brokers

      Other than Charles C. Dragone (“Dragone”), neither the Cartesian Shareholders, Cartesian or its Subsidiary or any of Cartesian’s or its Subsidiary’s directors, officers or employees has employed any broker, finder, or financial advisor or incurred any liability for any brokerage fee or commission, finder’s fee or financial advisory fee, in connection with the transactions contemplated hereby, nor is there any basis known to either Cartesian or any of the Majority Shareholders for any such fee or commission to be claimed by any person or entity. Cartesian has delivered to Parent a true, correct and complete copy of its agreement with Dragone.

2.35. Material Facts

      This Agreement, the Cartesian Disclosure Schedule, the other Schedules and the other agreements, documents, certificates or written statements furnished or to be furnished to Parent and/or Acquiring Sub through the Closing Date by or on behalf of Cartesian and/or the Cartesian Shareholders in connection with the transactions contemplated hereby taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein or herein or therein, in light of the circumstances under which they are made, not misleading. There is no fact that is known to Cartesian and/or the Majority Shareholders that have may have a Material Adverse Effect.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES

OF THE MAJORITY SHAREHOLDERS

      Each Majority Shareholder, solely on behalf of himself, herself or itself, hereby represents and warrants, severally but not jointly, to Parent and to Acquiring Sub that the following statements are true, complete and correct as of the date of this Agreement and shall be true, complete and correct as of the Effective Time:

3.1. Power and Authority

      Such Majority Shareholder has full power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which he, she or it is a party and to perform his, her or its obligations hereunder and thereunder. This Agreement constitutes, and the other agreements and instruments to be executed and delivered by such Majority Shareholder pursuant to this Agreement, when executed and delivered in accordance with the terms of this Agreement, will constitute, valid and binding legal obligations of such Majority Shareholder, enforceable against such Majority Shareholder in accordance with its terms, subject to the Enforceability Exceptions.

3.2. Absence of Violations

      Neither the execution, delivery, performance or compliance of or with this Agreement or any other agreements contemplated herein, nor the consummation of the transactions contemplated herein, will result in a breach of any of the terms, conditions or provisions of, or constitute a default under, or permit the acceleration of rights under or termination of, any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness, or other material agreement of such Majority Shareholder, or any rule or regulation of any court or federal, state or foreign regulatory board or body, or administrative agency having jurisdiction over such Majority Shareholder or over his, her or its properties or businesses.

3.3. Investment Representations

      There are available over the Internet various public filings made by Parent with the Securities and Exchange Commission pursuant to its EDGAR filing requirements (the “GSI Reports”). Such Majority Shareholder has had access to, and has had sufficient time to review and consider, such GSI Reports. Such Majority Shareholder has been afforded an opportunity to ask questions of and receive answers from representatives of Parent concerning the terms and conditions of the transactions contemplated by this Agreement and to obtain any additional information as such Majority Shareholder has requested in writing to verify the accuracy of the GSI Reports and copies of any exhibits identified in such documents that such Majority Shareholder has requested.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES

OF PARENT

      Parent represents and warrants to the Majority Shareholders that the following statements are true, complete and correct as of the date of this Agreement and shall be true, complete and correct as of the Effective Time:

4.1. Corporate Organization

      Each of Parent and Acquiring Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent and the Acquiring Sub each has full corporate power and authority and all necessary approvals, licenses, permits and authorizations to carry on its business as it is now being conducted and to own, lease and operate its properties and assets. Parent is licensed to do business as a foreign corporation in Michigan.

4.2. Power and Authority

      Parent and Acquiring Sub each has full corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which it is a party and to perform its obligations hereunder and thereunder. The Board of Directors of each of Parent and Acquiring Sub has duly authorized the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which it is a party, and, except for the approval of Parent’s stockholders, no other corporate proceedings on the part of Parent or Acquiring Sub are necessary to authorize the execution and delivery of this Agreement or the consummation by Parent and Acquiring Sub of the transactions contemplated hereby. This Agreement constitutes, and the other agreements and instruments to be executed and delivered by Parent and Acquiring Sub pursuant to this Agreement, when executed and delivered in accordance with the terms of this Agreement, will constitute, valid and binding legal obligations of Parent and Acquiring Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

4.3. Absence of Violations

      Neither the execution, delivery, performance or compliance of or with this Agreement or any other agreements contemplated herein, nor the consummation of the transactions contemplated herein, will result in a breach of any of the terms, conditions or provisions of, or constitute a default under, or permit the acceleration of rights under or termination of, any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness, or other material agreement of Parent or Acquiring Sub, or the Certificate of Incorporation and bylaws of Parent or Acquiring Sub, or any rule or regulation of any court or federal, state or foreign regulatory board or body, or administrative agency having jurisdiction over Parent or Acquiring Sub or over their properties or businesses.

4.4. Consents

      Except for (a) the filing of the Articles of Merger with the Secretary of State of the State of California and the Secretary of State of the State of Delaware and (b) the required consents set forth on the attached Schedule 4.4, no consent, approval or authorization of, or designation, declaration or filing with, any governmental authority or agency or any other third party is required on Parent’s or Acquiring Sub’s part in connection with the valid execution and delivery of this Agreement or the consummation of the transactions herein contemplated other than such consents, approvals, authorizations, designations, declarations or filings which, if not made or obtained, as the case may be, would not, in the aggregate, have a Material Adverse Effect.

4.5. Parent Common Stock

      Parent has taken all action necessary to authorize and approve the issuance of the Parent Common Stock to be issued under this Agreement and as of the Effective Time, the Parent Common Stock will be validly issued, fully paid and nonassessable. There are no statutory or contractual stockholders preemptive rights or rights of refusal with respect to the issuance of the Parent Common Stock upon consummation of the Merger.

4.6. Brokers

      Other than Dain Rauscher Wessels, neither Parent, Acquiring Sub nor any of their respective directors, officers or employees has employed any broker, finder, or financial advisor or incurred any liability for any brokerage fee or commission, finder’s fee or financial advisory fee, in connection with the transactions contemplated hereby, nor is there any basis known to either Parent or Acquiring Sub for any such fee or commission to be claimed by any person or entity.

4.7. Parent Common Stock and SEC Documents

      The Parent Common Stock is listed for trading on NASDAQ National Market System. The Majority Shareholders have had access to a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the Securities and Exchange Commission since May 5, 2000.

During the fifteen days preceding the date of this Agreement, no event has occurred that would require Parent to file a Current Report on Form 8-K with the Securities and Exchange Commission.

ARTICLE 5.

COVENANTS

5.1. Affirmative Covenants Concerning Cartesian

      From the date of this Agreement through the Effective Time, Cartesian covenants and agrees that it will, and it will cause its Subsidiary to, and each Majority Shareholder covenants and agrees that it will cause Cartesian and Cartesian’s Subsidiary to:

(a) conduct its business and operations in the ordinary course of business, consistent with its past custom and practice (“Ordinary Course of Business”), and maintain its books, accounts and records in accordance with past custom and practice as used in the preparation of the Financial Statements; provided that the accounting books shall be prepared in accordance with GAAP;

(b) maintain its cash management practices and its policies, practices and procedures with respect to collection of trade accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue, and acceptance of customer deposits in accordance with past custom and practice and applicable GAAP; provided however that it will use its commercially reasonable efforts to collect accounts receivable from its active and inactive customers;

(c) cause its current insurance policies not to be canceled or terminated or any of the coverage thereunder to lapse, unless, simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies to the extent practicable for market premiums are in full force and effect;

(d) maintain, repair and replace its assets consistent with its past practices;

(e) use all reasonable efforts to maintain and preserve its present business organization in full force and effect, retain its present employees who are in good standing and maintain its relationships with its agents, distributors, licensees, suppliers and customers;

(f) maintain in full force and effect the existence of all material trademarks, service marks, trade names, corporate names, copyrights, trade secrets, licenses and other Intellectual Property which are used or owned in connection with the business;

(g) comply with all legal requirements and contractual obligations applicable to or binding upon it;

(h) maintain all authorizations, consents, accreditations, licenses, permits and approvals pertaining to it; and

(i) duly and timely file (by the due date or any duly granted extension thereof) all income tax reports and returns and non-income tax reports and returns required to be filed with federal, state, county, local, foreign and other tax authorities, promptly pay all taxes indicated by such returns or otherwise lawfully levied or assessed upon it or any of its properties, unless it is contesting such levy or assessment in good faith and, if appropriate, has established reasonable reserves therefor, and withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all taxes required by law to be so withheld or collected.

5.2. Negative Covenants Concerning Cartesian

      From the date of this Agreement through the Effective Time, Cartesian covenants and agrees that it will not, and it will not cause its Subsidiary to, and each Majority Shareholder hereby covenants and agrees that, except as expressly contemplated hereby, such Majority Shareholder will not cause or permit Cartesian or its Subsidiary to:

(a) forgive, cancel, or waive any rights of material value or any debts or other material obligations owed to it;

(b) amend its articles of incorporation or bylaws other than to facilitate the transactions contemplated hereby;

(c) merge or consolidate with, or purchase substantially all of the stock or assets of, or otherwise acquire, any corporation, partnership, association or other business organization or entity or division thereof;

(d) enter into any employment agreements or grant or pay any increases in salary or bonuses, except for commissions paid in the Ordinary Course of Business, provided that Cartesian shall be permitted to pay a transaction closing bonus to Thomas Tisone in the amount of $58,955 to be satisfied through forgiveness of indebtedness in such amount from Tisone to Cartesian for successfully entering into this Agreement;

(e) make any capital expenditures in excess of $10,000 on any single item and in excess of $25,000 in the aggregate;

(f) enter into any agreement, contract or indenture or other instrument relating to indebtedness of it, other than trade payables incurred in the Ordinary Course of Business;

(g) enter into any new business relationships relating to it with any Cartesian Shareholder, its directors and officers or any of their respective family members and affiliates;

(h) establish, enter into, amend, terminate or, except in the Ordinary Course of Business, contribute to any pension, retirement, profit sharing or stock bonus plan or any welfare benefit plan, fringe benefit plan or multi-employer plan covering its employees, except for insurance premiums payable under any such welfare benefit plan;

(i) institute any material change in its methods of purchase, sale, lease or accounting, or accelerate the collection of accounts receivable or delay the payment of accounts payable except as suggested by Cartesian’s auditors to conform its accounting practices to GAAP;

(j) mortgage, pledge or subject to any security interest or lien (except those for taxes not yet due and payable) any of its properties or assets;

(k) sell, assign or transfer any of its tangible assets except in the Ordinary Course of Business or cancel without fair consideration any debts or claims owing to it or held by it;

(l) sell, assign, transfer or encumber its rights to use any name or style containing the name “Cartesian” or any adaptations, derivations or combinations of the foregoing;

(m) sell, assign, transfer or encumber any of its Software, patents or other Intellectual Property or other intangible assets, or disclose any proprietary information to any person except in the Ordinary Course of Business;

(n) make any loans or advances to any person except petty cash advances in the Ordinary Course of Business not exceeding $500 in the aggregate;

(o) issue or sell any shares of its capital stock or securities convertible into shares of its capital stock or any options to acquire shares of its capital stock or securities convertible into shares of its capital stock;

(p) acquire or redeem any of its capital stock or declare or pay any dividends or distributions on its capital stock, except in connection with the exercise of any Cartesian Options or the repurchase of any shares pursuant to any Repurchase Agreement currently in effect;

(q) terminate, amend or modify any contract or agreement or any governmental license, permit or other authorization other than subscriber and service agreements in the Ordinary Course of Business;

(r) enter into any contract or agreement not in the Ordinary Course of Business that requires aggregate payments in excess of $10,000; or

(s) enter into a binding commitment to do any of the foregoing.

5.3. Competing Transactions

(a) Neither Cartesian nor any Cartesian Shareholder shall, directly or indirectly, and Cartesian shall instruct Cartesian’s officers, directors, employees, agents or advisors or other representatives (including any investment banker, attorney or accountant retained by it), not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action knowingly to facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its stockholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction (defined in Section 5.3(b) below), or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of Cartesian, or any investment banker, financial advisor, attorney, accountant or other representative retained by Cartesian, to take any such action. Cartesian and the Majority Shareholders shall use their best efforts to notify Parent promptly, and in no event later than one day after receipt, if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made. Cartesian and the Cartesian Shareholders immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. Cartesian shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party. Cartesian and the Majority Shareholders shall use their best efforts to ensure that Cartesian’s officers, directors, other shareholders, employees, subsidiaries, agents and advisors or other representatives (including any investment banker, attorney or accountant retained by it) are aware of the restrictions described in this Section 5.3.

(b) For purposes of this Section 5.3, the term “Competing Transaction” means any of the following involving Cartesian (other than the Merger):

(i) any sale of stock or other equity interests, merger, consolidation, share exchange, business combination or other similar transaction;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of Cartesian in a single transaction or series of related transactions; or

(iii) any agreement to, or public announcement by Cartesian of, a proposal, plan or intention to do any of the foregoing.

5.4. Access to Information

      Cartesian will (and the Majority Shareholders will cause Cartesian to) permit Parent, Parent’s affiliates and their respective employees, accountants, legal counsel, financial advisors and other representatives to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Cartesian or its Subsidiary, to such premises, properties, personnel, properties, books, records, contracts, tax records and documents of or pertaining to Cartesian and its Subsidiary as is reasonably requested by or necessary or desirable for Parent in connection with the transactions contemplated by this Agreement.

5.5. Confidentiality

      The parties will not use, or permit the use of, any of the information relating to any other party furnished to it in connection with the transactions contemplated herein (“Information”) in a manner or for a purpose detrimental to such other party or otherwise than in connection with the transactions contemplated herein, and that they will not disclose, divulge, provide or make accessible (collectively, “Disclose”), or permit the Disclosure of, any of the Information to any person or entity, other than their responsible directors, officers, employees, investment advisors, accountants, counsel and other authorized representatives and agents, except as may be required by judicial or administrative process or, in the opinion of such party’s regular counsel, by other requirements of law, unless the disclosing party first obtains the prior written consent of the other parties. The parties also will promptly return to the party from whom originally received all original and duplicate copies of written materials containing Information should the transactions contemplated herein not occur. This Section 5.5 survives the Closing and any termination of this Agreement.

5.6. Registration Statement and Proxy Statement

      Parent shall file with the Securities and Exchange Commission as soon as is reasonably practicable after the date hereof the Registration Statement and shall use all reasonable efforts to have the Registration Statement declared effective by the Securities and Exchange Commission as promptly as practicable. Parent shall also take any action required to be taken under applicable state blue sky or securities laws in connection with the issuance of Parent Common Stock pursuant to this Agreement and shall use all reasonable efforts to obtain required approvals and clearance with respect thereto. The parties shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the foregoing sentence.

5.7. Listing

      Parent shall use its reasonable best efforts to effect, at or before the Effective Time, or as soon thereafter as is practicable, authorization for listing on NASDAQ, upon official notice of issuance, of the shares of Parent Common Stock to be issued pursuant to the Merger.

5.8. Compliance with Securities Act

      Cartesian shall cause each officer, each director and each other person who is an “affiliate,” of Cartesian, as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (“Rule 145”), to deliver to Parent, at or prior to the Effective Time a written agreement (an “Affiliate Agreement”) to the effect that such person will not offer to sell, sell or otherwise dispose of any shares of Parent Common Stock issued in the Merger, except, in each case, pursuant to an effective registration statement or in compliance with Rule 145, as amended from time to time, or in a transaction which, in the opinion of legal counsel satisfactory to Parent, is exempt from the registration requirements of the Securities Act.

5.9. Audited Financial Statements-Compliance with SEC Requirements

      Cartesian will (and the Majority Shareholders will cause Cartesian to) ensure that all of its audited consolidated financial statements are in compliance with the Securities and Exchange Commission requirements, including requirements that such statements be in “SX” format and compliance. Cartesian will (and the Majority Shareholders will cause Cartesian to) obtain the consent of its auditors to the inclusion of audit reports and financial statements with Parent’s Securities and Exchange Commission filings.

5.10. Payoff of Non-Trade Payables

      Upon consummation of the transactions contemplated by this Agreement, on the Closing Date Parent will provide sufficient funds to Surviving Corporation to enable Surviving Corporation to pay, and Parent shall cause Surviving Corporation to pay, all amounts owed by Cartesian immediately prior to the Effective Time to all third parties for all of its non-trade payable debts as set forth on the attached Schedule 5.10, which Schedule shall be updated by Cartesian and delivered to Parent two business days prior to the Closing, the aggregate amount of which funds shall be referred to in this Agreement as the “Payoff Amount” and shall in no event exceed Two Million Five Hundred Thousand Dollars ($2,500,000).

5.11. Seat on Parent’s Board of Directors

      Parent shall nominate Thomas C. Tisone, Ph.D. to a seat on its board of directors for a term that would begin as of the Effective Time and end on the first to occur of the 2004 annual meeting of Parent’s stockholders or May 31, 2004. Concurrently with the Closing, Parent and Mr. Tisone will execute and deliver an Indemnification Agreement (the “Indemnification Agreement”) substantially in the form of other Indemnification Agreements executed by the other members of Parent’s Board of Directors.

5.12. Further Assurances; Cooperation; Notification

(a) Each party will, before, at and after Closing, execute and deliver such instruments and take such other actions as the other party or parties, as the case may be, may reasonably require to carry out the intent of this Agreement, including, but not limited to, any securities filings.

(b) At all times from the date hereof until the Closing, each party will promptly notify the other in writing of the occurrence of any event which it reasonably believes will or may result in a failure by such party to satisfy the conditions specified in Article 6 hereof.

ARTICLE 6.

CONDITIONS TO CLOSING

6.1. Conditions to Obligations of Parent

      Parent’s obligation to consummate the transactions contemplated hereby is subject to satisfaction at or prior to the Effective Time of the following conditions, any of which may be waived in writing by Parent:

(a) The Registration Statement shall have been declared effective by the Securities and Exchange Commission in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceedings for that purpose shall have been instituted by the Securities and Exchange Commission or any state regulatory parties;

(b) This Agreement and the Merger shall have been authorized by the requisite vote of the stockholders of Parent in accordance with the DGCL and the Certificate of Incorporation and bylaws of Parent;

(c) The representations and warranties set forth in Articles 2 and 3 shall be true and correct in all material respects, in each case at and as of the Effective Time, as though the Effective Time were substituted for the date hereof throughout such representations and warranties, except for representations and warranties that are made by their terms as of a specified date, which shall be true and correct in all material respects as of a specified date;

(d) Each of Cartesian and the Majority Shareholders shall have performed and complied with all of their respective covenants and agreements set forth in this Agreement through the Effective Time;

(e) Since the date of the Most Recent Balance Sheet, no event having a Material Adverse Effect shall have occurred;

(f) All governmental filings, licenses, consents, authorizations, waivers and approvals that are required to be made or obtained for the consummation of the transactions contemplated by this Agreement and for the conduct of the business and operation thereof by the Surviving Corporation thereafter will have been duly made and obtained without conditions or requirements that are materially adverse to the Surviving Corporation;

(g) All consents, waivers and approvals by third parties that are required to be obtained for the consummation of the transactions contemplated by this Agreement will have been duly obtained without conditions or requirements that are materially adverse to Parent;

(h) No suit, action or proceeding will be pending or threatened before any court or quasi-judicial or administrative agency wherein any adverse judgment, decree, order or injunction would (i) prevent the consummation of the transactions contemplated by this Agreement, (ii) cause any of such transactions to be rescinded following consummation, (iii) materially and adversely affect the right of Parent or the Surviving Corporation to operate or control the business of Cartesian, or (iv) result in a Material Adverse Effect (and no such judgment, decree, order or injunction shall be in effect); and

(i) Parent shall be satisfied, in its sole and absolute discretion, with its due diligence investigation of all intellectual property matters concerning Cartesian. If Parent fails to notify Cartesian in writing that it is not satisfied with the results of such investigation on or before September 13, 2001, then Parent shall be deemed to be satisfied with such investigation.

(j) David Gracie shall have executed and delivered to Parent an employment term sheet, reasonably satisfactory to Parent (which approval will not be unreasonably withheld.

(k) David Lorenz shall have executed and delivered to Parent an Amendment to Employment Agreement, reasonably satisfactory to Parent (which approval will not be unreasonably withheld.)

6.2. Conditions to Obligations of Cartesian and the Majority Shareholders

      The obligation of Cartesian and the Majority Shareholders to consummate the transactions contemplated hereby is subject to satisfaction at or prior to the Effective Time of the following conditions, any of which may be waived in writing by Cartesian and the Majority Shareholders:

(a) The Registration Statement shall have been declared effective by the Securities and Exchange Commission in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceedings for that purpose shall have been instituted by the Securities and Exchange Commission or any state regulatory parties;

(b) This Agreement and the Merger shall have been authorized by the requisite vote of the stockholders of Parent in accordance with the DGCL and the Certificate of Incorporation and bylaws of Parent;

(c) The representations and warranties set forth in Article 4 above shall be true and correct in all material respects in each case at and as of the Effective Time, as though the Effective Time were substituted for the date hereof throughout such representations and warranties, except for representations and warranties that are made by their terms as of a specified date, which shall be true and correct in all material respects as of a specified date;

(d) Parent shall have performed and complied with all of its covenants and agreements set forth in this Agreement through the Effective Time;

(e) All governmental filings, licenses, consents, authorizations, waivers and approvals that are required to be made or obtained for the consummation of the transactions contemplated by this Agreement will have been duly made and obtained without conditions or requirements that are materially adverse to the Cartesian Shareholders;

(f) All consents, waivers and approvals by third parties that are required to be obtained by Parent for the consummation of the transactions contemplated by this Agreement will have been duly obtained without conditions or requirements that are materially adverse to Cartesian; and

(g) No suit, action or proceeding will be pending or threatened before any court or quasi-judicial or administrative agency wherein any adverse judgment, decree, order or injunction would prevent the consummation of the transactions contemplated by this Agreement or cause any of such transactions to be rescinded following consummation.

ARTICLE 7.

CLOSING

7.1. Closing

      The closing (the “Closing”) of the transactions contemplated in this Agreement (the “Closing”) will be held at the offices of Parent, at 4355 Varsity Drive, Ann Arbor, Michigan, 48108, or at such other location as mutually agreed to by the parties, as soon as reasonably possible following the execution and delivery of this Agreement and after the conditions set forth in Article 6 of this Agreement are satisfied. The date on which the Closing is held is referred to in this Agreement as the “Closing Date”. In any event, the Closing shall occur no later than November 30, 2001; provided, however, that if the sole remaining conditions to be satisfied are those set forth in Sections 6.1(a), 6.1(f) and 6.2(e), then such date shall be extended to January 31, 2002 (the “Outside Date”). The due date of the Bridge Loan will be extended by one day for each day that elapses between December 1, 2001, and the Outside Date.

7.2. Deliveries by Cartesian and Majority Shareholders.

      At the Closing, Cartesian and the Majority Shareholders shall deliver or cause to be delivered to Parent the following:

(a) The Certificate of Merger;

(b) The Escrow Agreement;

(c) A Lock-Up Agreement, in the form attached as Exhibit 7.2(c) (the “Lock-Up Agreement”), executed by all of the Cartesian Shareholders;

(d) An Affiliate Agreement, in the form attached as Exhibit 7.2(d), executed by those persons listed on the attached Schedule 7.2(d);

(e) An Employment Agreement, in the form attached hereto as Exhibit 7.2(e) (the “Employment Agreement”), executed by Thomas C. Tisone, Ph.D.;

(f) A UK Employment Agreement, substantially in the form used by Parent for its similarly situated employees in the UK, executed by Andrew Sweet (the “UK Agreement”);

(g) Confidentiality Agreements, in the form attached hereto as Exhibit 7.2(i), executed by each of the individuals listed on Schedule 7.2(i) (the “Confidentiality Agreements”);

(h) A Consulting Agreement, satisfactory to Parent, executed by Donald J. Rose (the “Rose Consulting Agreement”);

(i) A Consulting Agreement, in the form attached hereto as Exhibit 7.2(k), executed by each of Daniel Tisone and Chris Tisone (the “Tisone Consulting Agreement”);

(j) Non-Compete Agreements, in the form attached hereto as Exhibit 7.2(l) (the “Non-Compete Agreements”), executed by Thomas C. Tisone, Ph.D, Michael Surmanian and Donald J. Rose;

(k) The Options Certificate;

(l) The Indemnification Agreement, executed by Thomas Tisone;

(m) An opinion of Higham, McConnell & Dunning LLP, counsel to Cartesian and the Majority Shareholders, in form and substance reasonably satisfactory to Parent, addressed to Parent and dated as of the Effective Time;

(n) A certificate signed by Cartesian’s Chief Executive Officer to the effect that each of the conditions specified above in Sections 6.1(c)-(h), inclusive, above has been satisfied in all respects;

(o) A certified copy of the resolutions by which the corporate action on Cartesian’s part necessary to approve this Agreement, the merger and the transactions contemplated hereby were taken;

(p) An incumbency certificate signed by a duly authorized officer of Cartesian certifying the signature and office of each officer executing this Agreement or any other agreement, certificate or other instrument executed pursuant hereto;

(q) Copies of all governmental licenses, consents, authorizations, accreditations, waivers and approvals (other than with respect to filings to which Parent is a party or co-applicant) that are required to be obtained pursuant to subsection 6.1(f) above and of all consents, waivers and approvals by third parties that are required to be obtained pursuant to subsection 6.1(g) above;

(r) Long form good standing certificates of Cartesian and its Subsidiary issued by their respective jurisdictions of incorporation and any jurisdiction in which either of them is qualified to do business, each dated as of a date within three days prior to the Effective Time;

(s) The Articles of Incorporation of Cartesian, certified as of a date no more than seven (7) days prior to the Effective Time by the Secretary of State of the State of California, and bylaws of Cartesian certified by its Secretary;

(t) Constituent Documents for CTE;

(u) Opinion of Cartesian’s patent counsel in form reasonably satisfactory to Parent; and

(v) Such other documents or instruments as Parent reasonably requests to effect the transactions contemplated hereby.

7.3. Deliveries by Parent and Acquiring Sub

      At the Closing, Parent and Acquiring Sub shall deliver or cause to be delivered to Cartesian or the Cartesian Shareholders, as applicable, the following:

(a) The Certificate of Merger;

(b) The Escrow Agreement;

(c) The Lock-Up Agreements;

(d) The Employment Agreement;

(e) The UK Agreement;

(f) The Confidentiality Agreements;

(g) The Rose Consulting Agreement;

(h) The Tisone Consulting Agreement;

(i) The Non-Compete Agreements;

(j) The Indemnification Agreement;

(k) An opinion of Jaffe, Raitt, Heuer & Weiss, counsel to Parent and Acquiring Sub, in form and substance reasonably acceptable to Cartesian, addressed to Cartesian and the Majority Shareholders and dated as of the Effective Time;

(l) A certificate signed by an officer of Parent to the effect that each of the conditions specified in Sections 6.2(c)-(f), inclusive, above are satisfied in all respects; and

(m) A certificate of the Secretary of Parent attesting as to (i) the corporate action on the part of Acquiring Sub and Parent necessary to approve this Agreement and the Merger were taken and (ii) an incumbency certificate signed by a duly authorized officer of Acquiring Sub certifying the signature and office of each officer executing this Agreement or any other agreement, certificate or other instrument executed pursuant hereto.

ARTICLE 8.

TERMINATION AND ABANDONMENT

8.1. Methods of Termination

      This Agreement may be terminated and the transactions contemplated herein may be abandoned in accordance with the following:

(a) By mutual written consent of Parent, Acquiring Sub, Cartesian and the Majority Shareholders; or

(b) By Parent and Acquiring Sub, on the one hand, or Cartesian and the Majority Shareholders, on the other hand, if the Effective Time shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have caused, or resulted in, the failure of the Effective Time to occur on or before such date; provided, however, further, that any termination by Cartesian and the Majority Shareholders after the Outside Date shall not accelerate the payment due under the Bridge Loan.

8.2. Procedure Upon Termination

      If this Agreement is terminated pursuant to Section 8.1 above, written notice thereof will forthwith be given to the other party or parties, and the provisions of this Agreement will terminate, and the transactions contemplated hereby will be abandoned, without further action by any party. Except as provided in Section 8.3 below, if this Agreement is terminated as provided in Section 8.1 above: (a) each party will, upon request, redeliver all documents, work papers and other material of any other party (and all copies thereof) relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same; (b) the obligations of the parties contained in Section 5.5 and in this Article 8 shall remain in full force and effect and survive the termination of this Agreement in accordance with its terms; and (c) no party will otherwise have any liability for a breach of any representation, warranty, agreement, covenant or other provision of this Agreement; provided, however, that nothing herein shall relieve any party from liability for the willful or intentional breach of any of its representations and warranties or the willful or intentional breach of any of its covenants or agreements set forth in this Agreement.

8.3. Termination Fees and Expenses

      If Cartesian shall fail to timely consummate the Closing before the Outside Date, except as permitted under 6.2, then, in addition to any other remedies that Parent may be entitled to, Cartesian shall pay to Parent an amount equal to $1.0 million plus all of Parent’s Expenses (defined below), as evidenced by reasonable documentation. In addition, Parent shall be entitled to pursue specific performance under this Agreement and other remedies available under applicable law. For purposes of this Agreement, the term “Parent’s Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to Parent and Acquiring Sub) incurred by Parent and Acquiring Sub, or on their behalf, in connection with or related to the authorization, preparation, negotiation, execution and performance of Parent’s and Acquiring Sub’s obligations pursuant to this Agreement and the consummation of the Merger, the preparation, printing, filing and mailing of the Registration Statement and the Joint Proxy Statement/ Prospectus, the solicitation of stockholder or shareholder approvals, any filings made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, and all other matters related to the Closing.

8.4. Termination Fees and Expenses

      If Parent shall fail to timely consummate the Closing before the Outside Date, except as permitted under 6.1, then, in addition to any other remedies that Cartesian may be entitled to, Parent shall pay to Cartesian an amount equal to $1.0 million, which may be satisfied by offset against amounts due under the Bridge Loan, plus all of Cartesian’s Expenses (defined below), as evidenced by reasonable documentation. In addition, Cartesian shall be entitled to pursue specific performance under this Agreement and other remedies available under applicable law. For purposes of this Agreement, the term “Cartesian’s Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to Cartesian) incurred by Cartesian in connection with or related to the authorization, preparation, negotiation, execution and performance of Cartesian’s obligations pursuant to this Agreement and the consummation of the Merger, the preparation, printing, filing and mailing of the Registration Statement and the Joint Proxy Statement/ Prospectus, the solicitation of stockholder or shareholder approvals, any filings made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, and all other matters related to the Closing.

ARTICLE 9.

SURVIVAL AND INDEMNIFICATION

9.1. Survival

      The representations, warranties and covenants of each of the parties shall survive the Effective Time and continue in full force and effect for a period of one (1) year after the Effective Time; provided, however, that the representations, warranties and covenants of Cartesian and the Majority Shareholders under Sections 2.1, 2.2, 2.3, 2.4, 2.11, 2.15, 2.23, 2.24 and 2.33 shall survive the Effective Time and continue in full force and effect for a period of three (3) years after the Effective Time.

9.2. Indemnification by Parent

      Parent agrees to indemnify, defend and hold harmless the Majority Shareholders from and against any and all losses, liabilities, obligations, payments, penalties, fines, damages, judgments, costs and expenses, including, without limitation reasonable legal fees and expenses (collectively, “Damages”), which any of them may suffer, incur or become liable for as a result of or in connection with (a) any inaccuracy or misrepresentation in, or breach of, any warranty or covenant of Parent set forth in this Agreement (including the Schedules attached to and made a part of this Agreement), and (b) any breach or failure of Parent to perform any covenant or agreement required to be performed by Parent under this Agreement.

9.3. Indemnification by Majority Shareholders

      The Majority Shareholders, joint and severally, agree to indemnify, defend and hold harmless Parent, Acquiring Sub, the Surviving Corporation and their respective directors, officers, shareholders, employees, agents, successors and assigns, from and against any and all Damages which any of them may suffer, incur or become liable for as a result of or in connection with (a) any inaccuracy or misrepresentation in, or breach of, any warranty or covenant of Cartesian or the Majority Shareholders set forth in this Agreement (including the Cartesian Disclosure Schedule and any other Schedules attached to and made a part of this Agreement), and (b) any breach or failure of Cartesian and/or the Majority Shareholders to perform any covenant or agreement required to be performed by them under this Agreement. The indemnity obligations of the Majority Shareholders shall be limited to the 1,500,000 shares of Parent Common Stock in escrow pursuant to the Escrow Agreement, provided, that if such stock is released from escrow, the indemnification obligations shall be limited to the sum of $3,000,000.

9.4. Indemnification De Minimis Threshold

      (a) Except as expressively provided otherwise herein, and subject to the provisions of Section 9.4(b), neither Parent nor any Majority Shareholder, as the case may be, will be entitled to indemnification under this Agreement unless the aggregate of all claims with respect to matters arising hereunder is more than One Hundred Thousand Dollars ($100,000) (the “Threshold Amount”). When the aggregate amount of all such indemnification claims hereunder equals or exceeds the Threshold Amount, the Parent or the Majority Shareholders, as the case may be, will be entitled to full indemnification of all claims, including the One

Hundred Thousand Dollars ($100,000) that amounted to the Threshold Amount. Once the aggregate amount of all indemnification claims hereunder equal or exceed the Threshold Amount, the Majority Shareholders or the Parent, as the case may be, will be entitled to full indemnification for all claims. The parties agree that the Threshold Amount is not a deductible amount, nor will the Threshold Amount will be deemed to be a definition of “material” for any purpose in this Agreement.

      (b) Notwithstanding the foregoing, in the case of any untrue representation with respect to which any Majority Shareholder had actual present knowledge at the time of Closing that such representation was untrue, without disclosing such to Parent on or prior to the Closing Date, the Majority Shareholders, jointly and severally, will promptly pay Parent the full indemnification claim without regard to the Threshold Amount set forth in this Section, the indemnification limitation in Section 9.3 or the time limitation set forth in Section 9.1.

9.5. Claims for Indemnification

      The parties intend that all indemnification claims hereunder be made as promptly as practicable by the party seeking indemnification (the “Claimant”). Whenever any claim arises for indemnification hereunder the Claimant will promptly notify the party from whom indemnification is sought (the “Indemnifying Party”) of the claim and, when known, the facts constituting the basis for such claim. In the case of any such claim for indemnification hereunder resulting from or in connection with any claim or legal proceedings of a third party (a “Third Party Claim”), the notice to the Indemnifying Party will specify, if known, the amount or an estimate of the amount of the liability arising therefrom. The Indemnifying Party shall have the right to dispute and defend all Third Party Claims and thereafter so defend and pay any adverse final judgment or award or settlement amount in regard thereto. Such defense shall be controlled by the Indemnifying Party, and the cost of such defense shall be borne by the Indemnifying Party, except that the Claimant shall have the right to participate in such defense at its own expense; and provided, however that the Indemnifying Party must first acknowledge that the claim is a bona fide indemnification claim under this Agreement. The Claimant shall cooperate in all reasonable respects in the defense of any such claim, including making personnel, books, and records relevant to the claim available to the Indemnifying Party, without charge, except for reasonable out-of-pocket expenses. If the Indemnifying Party fails to take action within thirty (30) days as set forth above, then the Claimant shall have the right to pay, compromise or defend any Third Party Claim and to assert the amount of any payment on the Third Party Claim plus the reasonable expenses of defense or settlement as the claim. The Claimant shall also have the right, exercisable in good faith, to take such action as may be necessary to avoid a default prior to the assumption of the defense of the Third Party Claim by the Indemnifying Party, and any reasonable expenses incurred by Claimant in so acting shall be paid by the Indemnifying Party. Except as otherwise provided herein, the Claimant will not settle or compromise any Third Party Claim for which it is entitled to indemnification hereunder without the prior written consent of the Indemnifying Party, which will not be unreasonably withheld. If the Indemnifying Party is of the opinion that the Claimant is not entitled to indemnification, or is not entitled to indemnification in the amount claimed in such notice, it will deliver, within twenty (20) business days after the receipt of such notice, a written objection to such claim and written specifications in reasonable detail of the aspects or details objected to, and the grounds for such objection. If timely notice of objection is not delivered or if a claim by an Claimant is admitted in writing by an Indemnifying Party, the Claimant, as a non-exclusive remedy, will have the right to set-off the amount of such claim or award against any amount yet owed, whether due or to become due, by the Claimant or any subsidiary thereof to any Indemnifying Party by reason of this Agreement or any agreement or arrangement or contract to be entered into at the Closing. If the Indemnifying Party shall be obligated to indemnify the Indemnified Party pursuant to this Article 9, the Indemnifying Party shall, upon payment of such indemnity in full, be subrogated to all rights of the Indemnified Party with respect to the Damages to which such indemnification relates; provided, however, that the Indemnifying Party shall be subrogated only to the extent of any amount paid by it pursuant to this Article 9 in connection with such Damages.

9.6. Representative

      Thomas Tisone (the “Representative”) shall, by virtue of the Merger and the execution of this Agreement by the Majority Shareholders, be irrevocably appointed attorney-in-fact and authorized and empowered to act, for and on behalf of any or all of the Majority Shareholders (with full power of substitution in the premises) in connection with the indemnity provisions of this Article 9, as they relate to the Majority Shareholders generally, the notice provision of this Agreement, such other matters as are reasonably necessary for the consummation of the transactions contemplated hereby including, without limitation, to act as the representative of such Majority Shareholders, to compromise on their behalf with Parent any claims asserted thereunder and to authorize payments to be made with respect thereto and to take such further actions as are authorized in this Agreement. Parent and the Surviving Corporation and each of their respective affiliates shall be entitled to rely on such appointment and treat such Representative as the duly appointed attorney-in-fact of each Majority Shareholder. Each Majority Shareholder who receives any Parent Common Stock in connection with the Merger, by acceptance thereof and without any further action, confirms such appointment and authority and acknowledges and agrees that such appointment is irrevocable and coupled with an interest, it being understood that the willingness of Parent to enter into this Agreement is based, in part, on the appointment of a representative to act on behalf of the Majority Shareholders.

ARTICLE 10.

MISCELLANEOUS PROVISIONS

10.1. Expenses

      Subject to Schedule 5.10, each of the parties will bear its own costs, fees and expenses in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including without limitation fees, commissions and expenses payable to brokers, finders, investment bankers, consultants, exchange or transfer agents, attorneys, accountants and other professionals, whether or not the transactions contemplated hereby are consummated.

10.2. Amendment and Modification

      Subject to applicable law, this Agreement may be amended or modified by the parties hereto at any time prior to the Closing with respect to any of the terms contained herein; provided, however, that all such amendments and modifications must be in writing duly executed by all of the parties.

10.3. Waiver of Compliance; Consents

      Any failure of a party to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by the party entitled hereby to such compliance, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No single or partial exercise of a right or remedy will preclude any other or further exercise thereof or of any other right or remedy hereunder. Whenever this Agreement requires or permits the consent by or on behalf of a party, such consent will be given in writing in the same manner as for waivers of compliance.

10.4. No Third Party Beneficiaries

      Nothing in this Agreement will entitle any person or entity (other than a party hereto and his, her or its respective successors and assigns permitted hereby) to any claim, cause of action, remedy or right of any kind.

10.5. Notices

      All notices, requests, demands and other communications required or permitted hereunder will be made in writing and will be deemed to have been duly given and effective: (a) on the date of delivery, if delivered personally; (b) on the earlier of the fourth (4th) day after mailing or the date of the return receipt acknowledgment, if mailed, postage prepaid, by certified or registered mail, return receipt requested; or (c) on the date of transmission, if sent by facsimile, telecopy, telegraph, telex or other similar telegraphic communications equipment:

If to either Cartesian or any of the Majority Shareholders:

To:	Cartesian Technologies, Inc.

17851 Sky Park Circle. Suite C
Irvine, California 92614
Attention: Thomas C. Tisone, Ph.D.
Fax: (949) 622-0255

With a copy to:

                     Higham, McConnell & Dunning LLP

28202 Cabot Road, Suite 450
Laguna Niguel, California 92677-1250
Attention: Steven J. Dunning
Fax: (949) 365-5522

or to such other person or address as either Cartesian or the Majority Shareholders will furnish to the other parties in writing in accordance with this Section.

If to Parent or the Acquiring Sub:

To:	Genomic Solutions Inc.

4355 Varsity Drive
Ann Arbor, MI 48108
Attn: Jeff Williams
Fax: (734) 975-4808

With a copy to:

                     Jaffe, Raitt, Heuer & Weiss

One Woodward Avenue, Suite 2400
Detroit, MI 48226
Attn: Peter Sugar
Fax: (313) 961-8358

or to such other person or address as either Parent or Acquiring Sub will furnish to the other parties hereto in writing in accordance with this Section.

10.6. Assignment

      This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned (whether voluntarily, involuntarily, by operation of law or otherwise) by any of the parties without the prior written consent of the other parties, provided, however, that Parent may assign this Agreement upon notice to Cartesian and the Majority Shareholders, in whole or in any part, and from time to time, to a wholly-owned, direct or indirect, subsidiary of Parent, if Parent remains bound hereby.

10.7. Governing Law

      This Agreement and all legal relations among the parties will be governed by and construed in accordance with the internal substantive laws of the State of Delaware (without regard to principles of conflict of laws that might otherwise apply) as to all matters, including without limitation matters of validity, construction, effect, performance and remedies.

10.8. Counterparts, Telecopied Signatures

      This Agreement may be executed simultaneously in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto.

10.9. Headings

      The table of contents and the headings of the sections and Sections of this Agreement are inserted for convenience only and will not constitute a part hereof.

10.10. Entire Agreement

      The Cartesian Disclosure Schedule, the other Schedules and the Exhibits referred to in this Agreement, together with this Agreement embody the entire agreement and understanding of the parties in respect of the transactions contemplated by this Agreement and together they are referred to as “this Agreement” or the “Agreement”. This Agreement supersedes all prior and contemporaneous oral and written agreements and understandings between the parties with respect to the transaction or transactions contemplated by this Agreement, including the Term Sheet which is hereby terminated.

10.11. Injunctive Relief

      It is expressly agreed among the parties that monetary damages would be inadequate to compensate a party for any breach by any other party of its covenants in Section 5.2. Accordingly, the parties agree and acknowledge that any such violation or threatened violation will cause irreparable injury to the other and that, in addition to any other remedies which may be available, such party will be entitled to injunctive relief against the threatened breach of Section 5.5 hereof or the continuation of any such breach without the necessity of proving actual damages and may seek specific enforcement of the terms thereof.

10.12. Attorneys Fees

      If any arbitration, litigation or similar proceedings are brought by any party to enforce any obligation or to pursue any remedy under this Agreement, the party prevailing in any such arbitration, litigation or similar proceedings will be entitled to costs of collection, if any, and reasonable attorneys fees incurred in connection with such proceedings and in collecting or enforcing any award granted therein.

10.13. Knowledge of Cartesian and the Majority Shareholders

      Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Cartesian and the Majority Shareholders, such phrase means the actual present knowledge of either one or all of the Majority Shareholders.

10.14. Arbitration

      In the event of any dispute or controversy arising out of, or relating to, this Agreement, the parties agree to submit such dispute or controversy to binding arbitration. The sole arbitrator shall be selected from the list (the “List”) of arbitrators supplied by the American Arbitration Association (“AAA”) following written request by any party. If the parties to such dispute cannot agree upon an arbitrator within thirty (30) days following receipt of the List by all parties to such arbitration, then any party to the dispute may request, in writing, that AAA appoint an arbitrator within ten (10) days following receipt of such request (the “Arbitrator”). The arbitration shall take place in Orange County, California, if the defendant is Cartesian or any of the Majority Shareholders, or Ann Arbor, Michigan, if the defendant is Parent, at a place mutually agreeable to the parties or if no such agreement is reached within ten (10) days following notice from the Arbitrator, at a place determined by the Arbitrator. Such arbitration shall be conducted in accordance with the Commercial Arbitration Rules of AAA then in effect. The parties agree that all actions or proceedings arising in connection with this Agreement shall be arbitrated exclusively in Orange County, California, if the defendant is Cartesian or nay of the Majority Shareholders, or Ann Arbor, Michigan, if the defendant is Parent. The aforementioned choice of venue is intended by the parties to be mandatory and not permissive in nature, thereby precluding the possibility of litigation between the parties with respect to or arising out of this Agreement in any jurisdiction other than that specified in his Section. Each party hereby waives any right it may have to asset the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this Section, and stipulates that the Arbitrator shall have in personam jurisdiction and venue over each of them for the purpose of litigating any dispute, controversy or proceeding arising out of or related to this Agreement. Each party hereby authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices as set forth in this Agreement. The decision of the Arbitrator shall be final and binding on all of the parties to the arbitration, shall be non-appealable and may be enforced by a court of competent jurisdiction. In addition to attorneys’ fees as provided herein, the prevailing party shall be entitled to recover from the non-prevailing party reasonable costs and expenses. The costs and fees of the arbitration shall be paid by the non-prevailing party. The Arbitrator may grant any remedy appropriate including, without limitation, injunctive relief or specific performance. Prior to the appointment of an Arbitrator, any party may seek a temporary restraining order or a preliminary injunction from the Orange County Superior Court, if the defendant is Cartesian or any of the Majority Shareholders, or the appropriate court in Ann Arbor, Michigan, if the defendant is Parent, which shall be effective until a final decision is rendered by the Arbitrator.

10.15. Rules of Construction

      Wherever in this Agreement words are used in the masculine or neuter gender, they shall be read and be construed as in the masculine, feminine or neuter gender wherever they would so apply, and vice versa. Wherever words appear in the singular or plural, they shall be read and construed as in the plural or singular, respectively, wherever they would so apply. This Agreement is being entered into by and among competent and sophisticated parties who are experienced in business matters and represented by counsel and other advisors, and has been reviewed by the parties and their counsel and other advisors. Therefore, any ambiguous language in this Agreement will not be construed against any particular party as the drafter of the language.

(Signatures Follow on Next Page)

      IN WITNESS WHEREOF, the parties have caused this Amended and Restated Agreement and Plan of Merger to be duly executed as of the day and year first above written.

GENOMIC SOLUTIONS INC.,
a Delaware corporation

By:	/s/ JEFFREY S. WILLIAMS

Its:	President and Chief Executive Officer

CARTESIAN ACQUIRING
CORPORATION,
a Delaware corporation

By:	/s/ JEFFREY S. WILLIAMS

Its:	President

CARTESIAN TECHNOLOGIES, INC.,
a California corporation

By:	/s/ THOMAS TISONE

Its:	President

MAJORITY SHAREHOLDERS:

S&S BETEILIGUNGS GmbH,

By:	/s/ WERNER SPECHT

Its:	President

/s/ THOMAS TISONE

THOMAS C. TISONE, PH.D.

/s/ MICHAEL L. SURMANIAN

MICHAEL L. SURMANIAN

TABLE OF SCHEDULES AND EXHIBITS

Schedules

      Cartesian Disclosure Schedule

Schedule 4.4	Consents

Schedule 7.2(d)	List of Persons Executing Affiliate Agreements

Schedule 7.2(i)	List of Individuals Executing Confidentiality Agreements

Exhibits

Exhibit 1.2	Form of Certificate of Merger

Exhibit 1.3(a)	Form of Escrow Agreement

Exhibit 2.32	Form of Voting Agreement

Exhibit 7.2(c)	Form of Lockup Agreement

Exhibit 7.2(d)	Form of Affiliate Agreement

Exhibit 7.2(e)	Form of Employment Agreement

Exhibit 7.2(i)	Form of Confidentiality Agreement

Exhibit 7.2(k)	Form of Tisone Consulting Agreement

Exhibit 7.2(l)	Form of Non-Compete Agreements

APPENDIX B

September 6, 2001

The Board of Directors

Genomic Solutions Inc.
4355 Varsity Drive
Ann Arbor, MI 48108

Members of the Board:

      You have requested our opinion as to the fairness, from a financial point of view, to Genomic Solutions Inc. (“GSI”), of the consideration to be paid by GSI pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 6, 2001 providing for the merger (the “Merger”) of a wholly-owned subsidiary of GSI with and into Cartesian Technologies, Inc. (“CTI”). The merger will result in CTI becoming a wholly-owned subsidiary of GSI. Pursuant to the terms of the Merger Agreement, GSI will issue an aggregate of 7,250,000 shares of GSI common stock, consisting of 6,800,681 common shares and 449,319 options to purchase common shares, in exchange for all of the issued and outstanding CTI common stock and options to purchase CTI common stock, based upon an exchange ratio of 4.1668 (the “Exchange Ratio”). In addition, GSI will assume the payment of certain debt and non-trade payables of CTI (“Assumed Liabilities”), and distribute cash to the CTI Shareholders in the amount of $2,500,000 minus the amount of the Assumed Liabilities. In no event shall the amount of the Assumed Liabilities and cash distributed to CTI shareholders exceed $2,500,000. The terms and conditions of the Merger are set forth more fully in the Merger Agreement.

      Dain Rauscher Wessels, a division of Dain Rauscher Incorporated (“Dain Rauscher Wessels”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

      We are acting as financial advisor to GSI in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. We will also receive a fee for providing this opinion. The opinion fee is not contingent upon the consummation of the Merger. In addition, GSI has agreed to indemnify us for certain liabilities arising out of our engagement. Dain Rauscher Wessels acted as a co-manager of the initial public offering of GSI on May 5, 2000. In the ordinary course of business, Dain Rauscher Wessels acts as a market maker and broker in the publicly traded securities of GSI and receives customary compensation in connection therewith. We also actively trades securities of GSI for our own account and the accounts of our customers, and, accordingly, may hold a long or short position in such securities. We also provide research coverage relating to common stock of GSI.

      In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of the Merger Agreement; (ii) reviewed and analyzed certain financial and other data with respect to CTI made available to us from internal records of CTI; (iii) reviewed and analyzed certain internal financial projections for CTI on a stand-alone basis prepared for financial planning purposes and furnished to us by the management of CTI with modifications by management of GSI; (iv) conducted discussions with members of the senior management of CTI and GSI with respect to the business and

Dain Rauscher Plaza	(612) 371-2800	Dain Rauscher Incorporated

60 South 6th Street	Fax (612) 371-2763	Member NYSE/SIPC
Minneapolis, MN 55402-4422

Genomic Solutions Inc.
September 6, 2001

prospects of CTI and GSI (including a proposed restructuring of GSI operations (the “Restructuring”)) on a stand-alone basis and on a combined basis following the Merger; (v) reviewed the reported prices and trading activity of GSI Common Stock and similar information for certain other companies deemed by us to be comparable to GSI and CTI; (vi) compared the financial performance of CTI and GSI with that of certain other publicly-traded companies deemed by us to be comparable to CTI and GSI, (vii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions; (viii) performed a discounted cash flows analysis for each of CTI and GSI on a stand-alone basis; (ix) reviewed and analyzed certain publicly available financial and other data with respect to GSI made available to us from published sources and from the internal records of GSI, (x) reviewed and analyzed certain internal financial projections for GSI, giving effect to the Restructuring, on a stand-alone basis prepared for financial planning purposes and furnished to us by management of GSI, and (xi) reviewed and analyzed the certain hypothetical pro forma effects of the Merger. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

      With respect to the financial projections reviewed by us, upon the advice of CTI and GSI and with your consent we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of CTI and GSI as to the future financial performance of CTI and GSI and that CTI and GSI will perform substantially in accordance with such projections. We express no opinion as to such financial projections or the assumptions on which they were based.

      In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by CTI and GSI (including without limitation the financial statements and related notes thereto of CTI and GSI), and have not assumed responsibility for independently verifying and have not independently verified such information. We have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the respective assets or liabilities of CTI or GSI and we have not been furnished with any such valuations or appraisals. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of CTI or GSI. Additionally, we have not been asked and did not consider the possible effects of any litigation, other legal claims or any other contingent matters.

      Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, including, at the direction of GSI management, the anticipated effect of the Restructuring as reflected in financial projections furnished to us by GSI management, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and, except as set forth in our engagement with GSI, do not have any obligation to update, revise or reaffirm this opinion.

      Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of GSI in connection with the Merger and does not constitute a recommendation to any stockholder of GSI regarding how to vote in the Merger. This opinion shall not be published or used, nor shall any public references to us be made, without our prior written consent. However, notwithstanding the foregoing, we consent to inclusion of this opinion in the proxy or information statement relating to the Merger, in accordance with the terms of our engagement with GSI.

      We express no views as to, and our opinion does not address, the merits of the underlying decision by GSI to engage in the Merger or the relative merits of Merger compared to any alternative business strategy or transaction in which GSI might engage.

      Our opinion addresses solely the fairness to GSI of the consideration to be paid to CTI shareholders in the merger. Our opinion does not in any way address other Merger terms or arrangements, including, without

Genomic Solutions Inc.
September 6, 2001

limitation, the financial or other terms of any loan and security arrangement between GSI and CTI, escrow agreement, or stockholder agreement. We are not expressing any opinion herein as to the prices at which GSI Common Stock have traded or may trade following the announcement of the Merger or the Restructuring or at any other future time.

      Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the consideration to be paid to CTI shareholders is fair to GSI, from a financial point of view.

Very truly yours,

DAIN RAUSCHER WESSELS
a division of Dain Rauscher Corporation

APPENDIX C

California General Corporation Law

Chapter 13

Dissenters’ Rights

Sec. 1300. Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

      (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

      (b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

      (c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

Sec. 1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

      (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

      (b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

      (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

Sec. 1302. Submission of share certificates for endorsement; uncertificated securities

      Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

Sec. 1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

      (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

      (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certified securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

Sec. 1304. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

      (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

      (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

      (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

Sec. 1305. Report of appraisers; confirmation; determination by court; judgment; payment; appeal; costs

      (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

      (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

      (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

      (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

      (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

Sec. 1306. Prevention of immediate payment; status as creditors; interest

      To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

Sec. 1307. Dividends on dissenting shares

      Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

Sec. 1308. Rights of dissenting shareholders pending valuation; withdrawal of demand for payment

      Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

Sec. 1309. Termination of dissenting share and shareholder status

      Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

      (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

      (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

      (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

      (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

Sec. 1310. Suspension of right to compensation or valuation proceedings; litigation of shareholders’ approval

      If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

Sec. 1311. Exempt shares

      This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

Sec. 1312. Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions

      (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

      (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

      (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

APPENDIX D

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF GENOMIC SOLUTIONS INC.
A DELAWARE CORPORATION

      Genomic Solutions Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended, does hereby certify:

One: The corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 5, 1997, and an Amended and Restated Certificate was filed with the Secretary of State of the State of Delaware on December 24, 1997, which Certificate was subsequently amended on May 22, 1998 and on January 24, 2000. A Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 4, 2000. A Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 9, 2000.

Two: This Fourth Amended and Restated Certificate of Incorporation restates and amends the provisions of the corporation’s Third Amended and Restated Certificate of Incorporation and has been duly adopted in accordance with Section 242 and Section 245 of the General Corporation Law of the State of Delaware, as amended. This Fourth Amended and Restated Certificate of Incorporation shall become effective upon filing with the Secretary of State of the State of Delaware.

Three: The text of the Third Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

ARTICLE I.

      The name of this corporation is Genomic Solutions Inc.

ARTICLE II.

      The address of the registered office of the corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, and the name of its registered agent at that address is The Corporation Trust Company.

ARTICLE III.

      The name and mailing address of the incorporator of the corporation is: Sara M. Kruse, Jaffe, Raitt, Heuer & Weiss, Professional Corporation, One Woodward Avenue, Suite 2400, Detroit, Michigan 48226.

ARTICLE IV.

      The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended.

ARTICLE V.

      A. Classes of Stock. This corporation shall have authority to issue the following classes of stock in the number of shares and at the par values indicated below:

	Number of Shares	Par Value
Class	Authorized	Per Share

Common Stock	60,000,000	$0.001
Preferred Stock	15,000,000	$0.001

      B. Preferred Stock. Preferred Stock may be issued from time to time in one or more series. The corporation’s Board of Directors (the “Board of Directors”) is authorized, subject to any limitations prescribed by law, to provide for the issuance of and to issue shares of the Preferred Stock in series, and, by filing a certificate pursuant to the laws of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The Board of Directors is also authorized to increase or decrease the number of shares of any series, prior or subsequent to the issuance of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

      C. Common Stock

      1. Voting. Each holder of a share of Common Stock shall have the right to one vote per share, and shall be entitled to notice of any shareholders’ meetings in accordance with the corporation’s bylaws and shall be entitled to vote upon such matters as may be provided by law.

      2. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the corporation, no distribution shall be made to the holders of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Common Stock, except distributions made ratably on the Common Stock and all such other parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

      3. Dividends, etc. Subject to the rights of the holders of all classes of stock at the time outstanding having prior rights as to dividends, and subject to any other provisions of this Fourth Amended and Restated Certificate of Incorporation, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, Preferred Stock, stock of any corporation other than the corporation or property of the corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the corporation legally available therefor and shall share equally on a per share basis in all such dividends and other distributions. In the case of any combination or reclassification of the Common Stock, the shares of the Common Stock shall also be combined or reclassified so that the number of shares of Common Stock outstanding immediately following such combination or reclassification shall bear the same relationship to the number of shares of Common Stock outstanding immediately prior to such combination or reclassification.

      (4) Rank. The Common Stock shall rank junior (as to dividends and upon liquidation, dissolution and winding up) to all series of the corporation’s Preferred Stock.

ARTICLE VI.

      The corporation’s business and affairs shall be managed by or under the direction of a board of directors consisting of not less than three (3) nor more than nine (9) directors. The exact number shall be determined from time to time by resolution adopted by the affirmative vote of a majority of the directors in office at the time of adoption of such resolution. The directors shall be divided into three classes, Class I, Class II and Class III. The initial term of office of the Class I, Class II and Class III directors shall expire at the annual meeting of stockholders in 2000, 2001 and 2002, respectively. The number of directors shall be apportioned among the classes by the Board of Directors so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. Beginning in 2000, at each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. In no case will a decrease in the number of directors shorten the term of any incumbent director even though such decrease may result in an inequality of the classes until the expiration of such term. A director shall hold office until the annual meeting of the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement or removal from office. Any director may be removed with or without cause, but only by the affirmative vote of the holders of not less than a majority of the outstanding capital stock of the corporation entitled to vote generally in the election of directors voting together as a single class. Except as required by law or the provisions of this Fourth Amended and Restated Certificate of Incorporation, all vacancies on the Board of Directors and newly created directorships shall be filled by the Board of Directors. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

ARTICLE VII.

      A. Indemnification of Officers and Directors. The corporation shall:

      1. indemnify, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or if such person has previously been designated for indemnification by the resolution of the Board of Directors, an employee or agent of the corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful; and

      2. indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, joint venture, employee benefit plan, trust or other enterprise, or if such person has previously been designated for indemnification by the resolution of the Board of Directors, an employee or agent of the corporation, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper; and

      3. indemnify any director or officer, or, if such person has previously been designated for indemnification by the resolution of the Board of Directors, an employee or agent of the corporation, against expenses

(including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, to the extent that such director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Article VII.A.1 and 2, or in defense of any claim, issue or matter therein; and

      4. make any indemnification under Article VII.A.1 and 2 (unless ordered by a court) only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such director, officer, employee or agent has met the applicable standard of conduct set forth in Article VII.A.1 and 2. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the corporation; and

      5. pay expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation as authorized in this Article VII. Notwithstanding the foregoing, the corporation shall not be obligated to pay expenses incurred by a director or officer with respect to any threatened, pending, or completed claim, suit or action, whether civil, criminal, administrative, investigative or otherwise (“proceedings”) initiated or brought voluntarily by a director or officer and not by way of defense (other than proceedings brought to establish or enforce a right to indemnification under the provision of this Article VII. unless a court of competent jurisdiction determines that each of the material assertions made by the director or officer in such proceeding were not made in good faith or were frivolous). The corporation shall not be obligated to indemnify the director or officer for any amount paid in settlement of a proceeding covered hereby without the prior written consent of the corporation to such settlement; and

      6. not deem the indemnification and advancement of expenses granted pursuant to the other subsections of this Article VII. exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in a director’s or officer’s official capacity and as to action in another capacity while holding such office; and

      7. have the right, authority and power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this Article VII.; and

      8. deem the provisions of this Article VII. to be a contract between the corporation and each director and officer, or appropriately designated employee or agent who serves in such capacity at any time while this Article VII. is in effect, and any repeal or modification of this Article VII. shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon such state of facts; and

      9. continue the indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII. unless otherwise provided when authorized or ratified, as to a person who has ceased to be a director, officer, employee or agent of the corporation and such rights shall inure to the benefit of the heirs, executors and administrators of such a person.

      B. Elimination of Certain Liability of Directors. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of such director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, as the same exists or hereafter may be amended, or (iv) for any transaction from which such director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of this Article VII. by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

ARTICLE VIII.

      Meetings of stockholders may be held within or without the State of Delaware as the bylaws may provide. The corporation’s books may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the corporation’s bylaws. Election of directors need not be by written ballot unless the corporation’s bylaws so provide.

ARTICLE IX.

      No stockholder of the corporation shall by reason of holding shares of any class of stock have any cumulative voting right.

ARTICLE X.

      The Board of Directors may from time to time make, amend, supplement or repeal the corporation’s bylaws; provided, however, that the stockholders may change or repeal any bylaw adopted by the Board of Directors; and provided, further, that no amendment or supplement to the bylaws adopted by the Board of Directors shall vary or conflict with any amendment or supplement adopted by the stockholders.

      IN WITNESS WHEREOF, the undersigned has executed this Fourth Amended and Restated Certificate of Incorporation of Genomic Solutions Inc. on                     , 2001.

Jeffrey S. Williams, President and
Chief Executive Officer

APPENDIX E

VOTING AGREEMENT

      VOTING AGREEMENT, dated as of September 6, 2001 (this “Agreement”), among those shareholders of Cartesian Technologies, Inc. (the “Company”) listed on Exhibit A hereto (each, a “Shareholder” and, collectively, the “Shareholders”), Genomic Solutions Inc., a Delaware corporation, and Cartesian Acquiring Corporation, a Delaware corporation (“CAP”) (with Genomic Solutions Inc., collectively “GNSL”).

      WHEREAS, each Shareholder beneficially owns the Common Shares, no par value per share, of the Company (“Company Common Shares”) set forth opposite such Shareholder’s name on Exhibit A hereto (all such Company Common Shares, together with any other shares of the Company which any Shareholder hereinafter acquires, are referred to as the “Subject Shares”);

      WHEREAS, GNSL, CAP, the Company and the Shareholders are, simultaneously with the execution hereof, entering into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”);

      WHEREAS, the Board of Directors of the Company has adopted the Merger Agreement, approved the transactions contemplated thereby, and recommended to the shareholders of the Company the merger of the Company with and into CAP, pursuant to the Merger Agreement substantially in the form attached as Exhibit B hereto (the “Merger”);

      WHEREAS, the Shareholders and GNSL desire to enter into this Agreement to provide for, among other things, the obligation of the Shareholders to vote their respective Subject Shares to adopt the Merger Agreement and approve the transactions contemplated thereby;

      WHEREAS, each Shareholder acknowledges that GNSL is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Shareholders set forth in this Agreement; and

      NOW, THEREFORE, in consideration of the foregoing and mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Covenants of the Shareholders.

      (a) Voting of the Company Stock. Until the termination of this Agreement, each Shareholder shall do the following:

(1) be present, in person or represented by proxy, at each meeting (whether annual or special, and whether or not an adjourned or postponed meeting) of the shareholders of the Company, or any class thereof, however called, or in connection with any written consent of the shareholders of the Company, so that all the Subject Shares then entitled to vote may be counted for the purposes of determining the presence of a quorum at such meetings or in connection with such consent; and

(2) at each such meeting held and with respect to each such written consent, vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering, all the Subject Shares held by such Shareholder (i) to adopt the Merger Agreement and to approve the transactions contemplated thereby, and any action necessary or desirable in furtherance thereof, (ii) against any proposal for any recapitalization, amalgamation, merger, sale of assets or other business combination of or by the Company other than the transactions contemplated by the Merger Agreement, or any other action or agreement that would in any such case result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that would result in any of the conditions to the obligations of the Company under the Merger Agreement not being fulfilled, (iii) to adopt the Merger Plan (as set forth in the Merger Agreement), and (iv) to approve the Merger, and any action necessary or desirable in the furtherance thereof.

Nothing contained in this Agreement shall in any way preclude or in any manner restrict a Shareholder or a Shareholder’s designee who is serving on the Company’s Board of Directors from discharging that Shareholder’s or designee’s fiduciary duties as a director of the Company in accordance with the terms of the Merger Agreement. Each shareholder is executing this Agreement solely in his or her capacity as the record or beneficial owner of the Subject Shares held by such Shareholder.

      (b) No Inconsistent Agreements. Until the termination of this Agreement, each Shareholder shall not enter into any voting agreement or grant a proxy or power of attorney with respect to the Subject Shares which is inconsistent with this Agreement.

      (c) Review of Merger Agreement. Each Shareholder acknowledges receipt and review of a copy of the Merger Agreement.

      (d) Transfer.

(1) During the term of this Agreement, each Shareholder shall not transfer record ownership or beneficial ownership, or both, of any Subject Shares without the prior written consent of GNSL. Notwithstanding anything to the contrary, each Shareholder shall be free to transfer record ownership or beneficial ownership, or both, of any Subject Shares to an entity controlling, controlled by, or under common control with, such Shareholder, provided that such transferee agrees in writing to be bound by this Agreement with respect to such transferred Subject Shares. For elimination of doubt, any transfer or proposed transfer pursuant to the preceding sentence shall not be deemed an “Acquisition Proposal” for purposes of this Agreement.

(2) The certificates evidencing the Subject Shares shall bear the following legend reflecting the restrictions on the transfer of such securities contained in this Agreement:

“The securities evidenced hereby are subject to the terms of that certain Voting Agreement, dated as of September 6, 2001, by and among Cartesian Acquiring Corporation, Genomic Solutions Inc., and certain investors identified therein, which includes certain voting agreements and restrictions on transfer. A copy of this Agreement has been filed with the Secretary of the Company and is available upon request.”

As promptly as practicable after the date hereof, the Shareholders shall deliver all certificates representing any Subject Shares to the Company to enable the Company to place the foregoing legend on such certificates.

(3) For the purposes of this Agreement, the term “transfer” means a sale, an assignment, a grant, a transfer, a pledge, the creation of a lien or other disposition (including a Hedging Transaction) of any Subject Shares or any interest of any nature in any Subject Shares, including, without limitations, the “beneficial ownership” of such Subject Shares (as determined pursuant to Rule 13d-3 under the Exchange Act). For purposes of this Agreement, a “Hedging Transaction” means any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Subject Shares.

      (e) No Revocation. The voting agreements contained herein are coupled with an interest and may not be revoked, except by an amendment, modification or termination effected in accordance with the terms of this Agreement.

Section 2. Additional Covenants of the Shareholders.

      (a) Acquisition Proposal. Each Shareholder shall not, and shall cause its affiliates (other than the Company), the officers and directors of it and such affiliates, and its and such affiliate’s employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of such Affiliates) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making of any proposal or offer with respect to a merger, amalgamation, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, or any purchase or sale of 20% or more of the consolidated assets of the Company, taken as a whole, or any purchase or sale of, or tender or exchange offer for, the equity securities of the Company that, if consummated, would result in any Person (or the stockholders of such Person) beneficially owning securities representing 20% or more of the total voting power of the Company (or of the surviving or continuing parent entity in such transaction) (any such proposal, offer or transaction (other than a proposal or offer made by GNSL) being hereinafter referred to as an “Acquisition Proposal”) or (ii) have any discussion with or provide any information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal. For the purposes hereof, a “Person” shall mean an individual, partnership, joint-stock company, corporation, limited liability company, trust or unincorporated organization, and a government or agency or political subdivision thereof.

Section 3. Representations and Warranties of the Shareholders. Each Shareholder severally represents and warrants to GNSL as follows:

      (a) Authority. If such Shareholder is an individual, such Shareholder has full legal capacity and authority to enter into this Agreement and all instruments, documents and agreements contemplated hereby to be executed by or on behalf of such Shareholder and to carry out such Shareholder’s obligations hereunder. This Agreement and all instruments, documents and agreements contemplated hereby to be executed by or on behalf of such Shareholder have been or will be at the Closing duly executed and delivered by such Shareholder and constitute, or will constitute, the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder, except to the extent enforceability is limited by applicable bankruptcy, reorganization, insolvency and similar laws from time to time in effect and subject to general principles of equity and judicial discretion.

      (b) Existence and Power. If such Shareholder is not an individual, that such Shareholder is a validly existing company, duly organized and in good standing under the laws of its jurisdiction of organization. It has all requisite company power and authority to execute and deliver this Agreement.

      (c) No Conflicts; Approvals. Neither the execution, delivery and performance by such Shareholder of this Agreement, nor the consummation by such Shareholder of the transactions contemplated hereby, will (a) violate, conflict with or result in a breach of any agreement, contract or other instrument to which such Shareholder is a party, (b) violate or conflict with any order, decree, law, rule or regulation applicable to such Shareholder or by which any property or asset of such Shareholder is bound, or (c) require any consent, approval, authorization or other order of, action by, filing with, or notification to, any federal, state, municipal, foreign or other court or governmental body or agency, or any other regulatory body or Person by such Shareholder.

      (d) Authorization; Contravention. If such Shareholder is not an individual, that the execution and delivery by it of this Agreement and the performance by it of its obligations hereunder have (1) been duly authorized by all necessary corporate action and (2) do not and will not conflict with or result in a violation of, (A) any provision of its certificate of incorporation or bylaws, or similar organizational document, or (B) any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to it, the Subject Shares or any of its other properties or assets.

      (e) Binding Effect. If such Shareholder is not an individual, this Agreement constitutes, or when executed and delivered by it will constitute, a valid and binding obligation of it, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally, by general equity principles, (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

      (f) Ownership. Such Shareholder is the record owner or beneficial owner of the Subject Shares listed beside its name in Exhibit A, free and clear of all liens, security interests, claims, pledges, options, rights of first refusal, limitations on voting rights, charges and other encumbrances of any nature whatsoever except as contemplated by the Merger Agreement or any Transaction Documents set forth therein. As of the date of this Agreement, it does not own beneficially or of record any equity securities of the Company other than the

Subject Shares set forth beside its name on Exhibit A. It has not appointed or granted any proxy which is still effective with respect to the Subject Shares. It has sole voting power or power to direct the vote of the Subject Shares set forth beside its name on Exhibit A and on the record date and the date of the Company Shareholders Meeting at which the Merger Agreement, the transactions contemplated thereby, and the Merger shall be presented for approval (or the date of any written consent in lieu thereof), it will have sole voting power or power to direct the vote of all its Subject Shares.

      (g) Litigation. There is no action, suit, investigation, complaint or other proceeding pending against such Shareholder or, to its knowledge, threatened against it or any other Person that restricts in any material respect or prohibits (or, if successful, would restrict or prohibit) the exercise by such Shareholder or its beneficiary of such Shareholder’s rights hereunder or the performance by such Shareholder of its obligations hereunder.

Section 4. Miscellaneous Provisions.

      (a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (1) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (2) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (3) on the seventh business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be given to GNSL at its address stated in the Merger Agreement and all notices to each of the Shareholders shall be given at its address in the register of shareholders of the Company, or, in each case, at any other address as the party may specify for this purpose by notice to the other parties.

      (b) No Waivers; Remedies; Specific Performance.

(1) No failure or delay by GNSL in exercising any right, power or privilege under this Agreement shall operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege shall not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by law.

(2) In view of the uniqueness of the agreements contained in this Agreement and the transactions contemplated hereby and thereby and the fact that GNSL would not have an adequate remedy at law for money damages in the event that any obligation under this Agreement is not performed in accordance with its terms, each of the Shareholders therefore agrees that GNSL shall be entitled to specific enforcement of the terms of this Agreement (without the showing of special, imminent or irreparable damages and without any obligation to post bond or other security or surety) in addition to any other remedy to which GNSL may be entitled, at law or in equity, and if GNSL shall institute any action or proceeding to enforce the provisions hereof, the Shareholders hereby waive the claim or defense that GNSL has an adequate remedy at law.

      (c) Amendment, Etc. No amendment, modification, termination, or waiver of any provision of any this Agreement, and no consent to any departure by any party hereto or GNSL from any provision of this Agreement, shall be effective unless it shall be in writing and signed and delivered by all the Shareholders and GNSL.

      (d) Successors and Assigns; Third Party Beneficiaries.

(1) No party shall assign any of its rights or delegate any of its obligations under this Agreement. Any assignment or delegation in contravention of this Section 4(d) shall be void ab initio and shall not relieve the assigning or delegating party of any obligation under this Agreement.

(2) The provisions of this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective permitted heirs, executors, legal representatives, successors and assigns, and no other person shall be entitled to enforce its rights hereunder directly.

      (e) Scope. References in this Agreement to the merger Agreement shall not be deemed to include any amendments to the merger Agreement, unless the parties hereto have agreed in writing to such inclusion.

      (f) Governing Law. This Agreement and all rights, remedies, liabilities, powers and duties of the parties hereto, shall be governed in accordance with the laws of the State of California without regard to principles of conflicts of laws.

      (g) Severability of Provisions. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

      (h) Headings and References. Article and section headings herein are included for the convenience of reference only and do not constitute a part of this Agreement for any other purpose. References to parties, express beneficiaries, articles and sections in this Agreement are references to parties to or the express beneficiaries and sections of this Agreement, unless the context shall require otherwise. Any of the terms defined in this Agreement may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. The use in this Agreement of the word “include” or “including,” when following any general statement, term or matter, shall not be construed to limit such statement, term, or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not nonlimiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter.

      (i) Entire Agreement. This Agreement embodies the entire agreement and understanding of the Shareholders and GNSL, and supersedes all prior agreements or understandings, with respect to the subject matters of this Agreement.

      (j) Survival. Except as otherwise specifically provided in this Agreement, each representation, warranty and covenant of a party contained herein shall remain in full force and effect, notwithstanding any investigation or notice to the contrary or any waiver by any other party or beneficiary of a related condition precedent to the performance by the other party or beneficiary of an obligation under this Agreement. No representation, warranty or covenant shall survive termination of this Agreement pursuant to Section 4(l) below; provided, however, if any party has made a written claim for breach prior to the expiration of any applicable survival period, then in such case the breaching party shall remain liable for any losses resulting from, arising out of or related to the asserted breach.

      (k) Arbitration. In the event of any dispute or controversy arising out of, or relating to, this Agreement, the parties agree to submit such dispute or controversy to binding arbitration. The sole arbitrator shall be selected from the list (the “List”) of arbitrators supplied by the American Arbitration Association (“AAA”) following written request by any party. If the parties to such dispute cannot agree upon an arbitrator within thirty (30) days following receipt of the List by all parties to such arbitration, then any party to the dispute may request, in writing, that AAA appoint an arbitrator within ten (10) days following receipt of such request (the “Arbitrator”). The arbitration shall take place in Orange County, California, if the defendant is any of the Shareholders, or Ann Arbor, Michigan, if the defendant is GNSL, at a place mutually agreeable to the parties or if no such agreement is reached within ten (10) days following notice from the Arbitrator, at a place determined by the Arbitrator. Such arbitration shall be conducted in accordance with the Commercial Arbitration Rules of AAA then in effect. The parties agree that all actions or proceedings arising in connection with this Agreement shall be arbitrated exclusively in Orange County, California, if the defendant is any of the Shareholders, or Ann Arbor, Michigan, if the defendant is GNSL. The aforementioned choice of venue is intended by the parties to be mandatory and not permissive in nature, thereby precluding the possibility of litigation between the parties with respect to or arising out of this Agreement in any jurisdiction other than that specified in his Section. Each party hereby waives any right it may have to asset the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this Section, and stipulates that the Arbitrator shall have in personam jurisdiction and venue over each of them for the purpose of litigating any dispute, controversy or proceeding arising out of or related to this Agreement. Each party hereby authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices as set forth in this Agreement. The decision of the Arbitrator shall be final and binding on all of the parties to the arbitration, shall be non-appealable and may be enforced by a court of competent jurisdiction. In addition to attorneys’ fees as provided herein, the prevailing party shall be entitled to recover from the non-prevailing party reasonable costs and expenses. The costs and fees of the arbitration shall be paid by the non-prevailing party. The Arbitrator may grant any remedy appropriate including, without limitation, injunctive relief or specific performance. Prior to the appointment of an Arbitrator, any party may seek a temporary restraining order or a preliminary injunction from the Orange County Superior Court, if the defendant is any of the Shareholders, or the appropriate court in Ann Arbor, Michigan, if the defendant is GNSL, which shall be effective until a final decision is rendered by the Arbitrator.

      (l) Termination. Unless terminated earlier by mutual agreement of the parties, this Agreement shall terminate upon the first to occur of (i) consummation of the transactions contemplated under the Merger Agreement or (ii) the termination of the Merger Agreement pursuant to its terms or (iii) January 31, 2002.

      (m) Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if all signatures were on the same instrument.

[Remainder of this page intentionally left blank.]

      IN WITNESS WHEREOF, the parties have executed and delivered this Voting Agreement as of the date first written above.

GNSL:
GENOMIC SOLUTIONS INC.

By:	/s/ JEFFREY S. WILLIAMS ____________________________________________________________

Its: President & Chief Executive Officer ____________________________________________________________

CARTESIAN ACQUIRING CORPORATION

By: /s/ JEFFREY S. WILLIAMS ____________________________________________________________

Its: President ____________________________________________________________

SHAREHOLDERS:
S&S BETEILIGUNGS GmbH

By:	/s/ WERNER SPECHT ____________________________________________________________

Its: President ____________________________________________________________

/s/ THOMAS TISONE

____________________________________________________________
Thomas C. Tisone, PhD

/s/ MICHAEL L. SURMANIAN

____________________________________________________________
Michael L. Surmanian

EXHIBIT A

Number of
Shareholders	Shares Owned

S&S BETEILIGUNGS GmbH	473,841
Thomas C. Tisone, PhD	425,720
Michael L. Surmanian	316,560

Appendix F

FORM OF LOCKUP AGREEMENT

      THIS LOCKUP AGREEMENT (this “Agreement”) is executed as of this   day of        , 2001, by the shareholders of Cartesian Technologies, Inc. whose names are set forth on the attached Exhibit A (each a “Securityholder” and collectively, the “Securityholders”), in favor of Genomic Solutions Inc., a Delaware corporation (“GNSL”). All capitalized terms used, but not defined, in this Agreement have the same meanings as in the Merger Agreement (defined below).

      WHEREAS, Cartesian Technologies, Inc., a California corporation (“Cartesian”), Cartesian Acquiring Corporation, a Delaware corporation and wholly owned subsidiary of GNSL (“Cartesian Acquiring”), and GNSL are parties to an Agreement and Plan of Merger, dated September 6, 2001 (as the same may have been or may be amended or supplemented, the “Merger Agreement”);

      WHEREAS, pursuant to the Merger Agreement, Cartesian will merge into Cartesian Acquiring, with Cartesian Acquiring being the surviving corporation;

      WHEREAS, pursuant to the Merger Agreement, GNSL will issue to the Securityholders, as part of the consideration to be paid under the Merger Agreement, shares of GNSL’s common stock, par value of $0.001 per share (the “Shares”);

      WHEREAS, GNSL has required that each of the Securityholders, as the holders of all of the issued and outstanding shares of common stock of Cartesian, enter into this Agreement as a condition to the issuance of shares of GNSL’s common stock in the Merger; and

      WHEREAS, GNSL has also required that each Cartesian optionholder who receives a replacement option to purchase shares of Genomic common stock pursuant to the Merger Agreement execute a replacement option agreement that contains similar restrictions as those set forth in this Agreement.

      NOW, THEREFORE, in consideration of the foregoing and the consideration to be given to the Securityholders under the Merger Agreement, each Securityholder hereby agrees as follows, for the benefit of GNSL and its successors and assigns:

      1. Agreement Not to Sell. Each Securityholder shall not, directly or indirectly, sell, offer to sell, solicit an offer to buy, contract to sell (including, without limitation, any short sale), grant any option to purchase or right to acquire, acquire any option to dispose of, or otherwise transfer or dispose of, or pledge, grant a lien on or otherwise encumber (each, a “Transfer”), all or any part of the Shares for the period that begins on the Closing Date and ends ninety (90) days after the Closing Date (the “Lockup Period”), subject to the provisions set forth in paragraph 3 below.

      2. Transfer of Shares after Lockup Period. Upon the expiration of the Lockup Period, each Securityholder shall be permitted to Transfer the Shares, subject to the following provisions:

(a) For a period of nine (9) months after the expiration of the Lockup Period (the “Extension Period”), no more than eighty thousand seven hundred seventy-two (80,772) shares of GNSL common stock in the aggregate may be Transferred by the Securityholders or by any other holder of Cartesian options (“Optionholders”) in any given calendar month; and

(b) for a three (3)-year period following the date of this Agreement, and subject to the limitation in paragraph 2(a) above during the Extension Period, if a Securityholder (which for the purposes of this Section shall include any Optionholder that exercises their options) desires to Transfer in excess of fifty thousand (50,000) shares of GNSL’s common stock (“Common Stock”), other than in an Exempt Transfer (defined in paragraph 3 below), the Securityholder shall give written notice to GNSL of the proposed Transfer, specifying the number of shares proposed to be Transferred and the minimum price and terms upon which the Transfer will be effected. Such minimum price shall not be less than the most recent market closing price for the sale of shares of the Common Stock. GNSL shall have a period of five (5) business days (the “Five-Day Period”) to work with its market makers to assist in effecting an

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orderly sale of such shares at a price and on terms greater than or equal to the minimum price and terms specified by the Securityholder. If the number of shares proposed to be transferred by the Securityholder are not completely sold through the efforts of GNSL’s market makers on or before expiration of the Five-Day Period, GNSL shall deliver written notice to the Securityholder indicating how many shares are not sold (the “GNSL Notice”). Following receipt of the GNSL Notice, the Securityholder may then sell through the public trading market for the Common Stock the unsold portion of the shares proposed to be transferred in the notice during the next five (5) days following receipt of the GNSL Notice; provided, however that the restrictions contained in this Section 2(b) shall terminate if the trading volume for the Common Stock reported by Nasdaq is greater than one million (1,000,000) shares for twenty (20) consecutive trading days (the “Termination Event”). Promptly following the Termination Event, GNSL shall deliver written notice to each of the Securityholders that the provisions of this Section 2(b) are no longer applicable.

      3. Exempt Transfers. Notwithstanding paragraph 1 above, each Securityholder may Transfer all or any part of the Shares, so long as such Transfer is an Exempt Transfer. For purposes of this Agreement, an “Exempt Transfer” is a Transfer: (a) to GNSL or the shareholders of GNSL; (b) by will or intestate succession to a Securityholder’s executors, administrators, testamentary trustees, legatees or beneficiaries; (c) to a Securityholder’s immediate family members or to a revocable inter-vivos trust, of which a Securityholder is the grantor, or another entity controlled by such Securityholder formed primarily for estate planning purposes for the benefit of such Securityholder; or (d) to an organization exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), so long as the transferor is not a “disqualified person” (as defined in Code Section 4946(a), assuming that all references to “private foundation” or “foundation” in Code Section 4946(a) are interpreted to mean the organization in question) with respect to such organization (and/or his spouse, children, grandchildren, parents and/or siblings) (the parties identified in (a), (b), (c) and (d), or any one of them are hereinafter collectively referred to as “Permitted Transferees”). The transferee in any Exempt Transfer shall take the Shares in question subject to the terms of this Agreement. Finally, notwithstanding paragraph 1 above, a Securityholder shall be entitled to pledge the Shares to a secured creditor pursuant to a bona fide loan transaction (but not in connection with any short sale, hedge, collar or other transaction which is not a bona fide loan), provided that the pledgee agrees, in writing, to be bound by the restrictions and obligations set forth in this Agreement.

      4. Compliance With Securities Laws. Any other provision of this Agreement to the contrary notwithstanding, no Securityholder shall, directly or indirectly, sell, offer to sell, solicit an offer to buy, contract to sell (including without limitation, any short sale), grant any option to purchase or right to acquire, acquire any option to dispose of, or otherwise transfer or dispose of, or pledge, grant a lien on or otherwise encumber, all or any portion of the Shares, unless such Shares are registered pursuant to an effective registration statement under, or except in accordance with an exemption from, all applicable federal and state securities laws. In addition, each Securityholder acknowledges that the Shares may be subject to Rule 145 promulgated under the Act.

      5. Operation by Securityholders. Each of the Securityholders hereby agrees that during any month prior to expiration of the Extension Period, such Securityholder will not sell more than the number of shares of Common Stock indicated next to such Securityholder’s name on Exhibit A attached hereto.

      6. Interpretation and Governing Laws. Paragraph headings are for convenience only and are not to be deemed to be part of this instrument. Any reference herein to a person in the singular or the plural or as him, her, it or other like reference, shall also, where the context so requires, be deemed to include the singular or the plural reference, or the masculine, feminine or neuter reference, as the case may be. The laws of the State of Delaware (the laws of which have been selected to govern the Merger Agreement) shall govern all questions as to the validity of this power and the construction of its provisions, without regard to its conflict of laws provisions. Photographic or other facsimile reproductions of this executed document may be relied on by any person to the same extent as though the copy were an original. This Agreement may not be amended unless such amendment is in writing and acknowledged in writing by GNSL. Any waiver of any provision of this Agreement must be in writing, and any such waiver in any one circumstance shall not operate as a waiver in any subsequent or similar circumstance.

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      IN WITNESS WHEREOF, the parties have executed this Lockup Agreement effective as of                     , 2001.

“SECURITYHOLDER”:

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EXHIBIT A

LIST OF SECURITY HOLDERS

Shareholder	Shares

Brown, Kelly	567
Cabourne, Michael	780
Clark, Jay	171
Flack, Chris	283
Harrison, Steven	171
GlaxoSmithKline	2,434
Kolb, Robb	569
Rose, Donald J., Ph.D.	4,381
Schleicher & Schuell Beteiligungs, GmbH	21,916
Stachelek, Dennis	567
Surmanian, Michael L	14,641
Tisone, Daniel	4,566
Tisone, Ph.D., Thomas C	19,690
Wells, Ian	4,751

Total shareholders (14)	75,487

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